2003 Annual Report

Scotiabank

2003 Annual Report
Scotiabank

Who We Are

Founded in 1832 in Halifax, Nova Scotia, Scotiabank is one of North America’s premier financial institutions, with assets of $286 billion. As Canada’s most international bank, the Scotiabank Group of Companies serves more than 10 million customers in some 50 countries in the Americas, the Caribbean, Europe and Asia.

Our goal is to be the best and most successful Canadian-based international financial services company. We are committed to responsibly managing the Bank to serve all our stakeholders — customers, shareholders, employees and the community.

2	Financial Highlights	22	Corporate Governance Overview
4	Message to our Stakeholders	24	Board of Directors
8	Overview: Business Line Highlights	26	Executive Officers
10	Domestic Banking	27	Management's Discussion and Analysis
14	International Banking	73	2003 Consolidated Financial Statements
16	Scotia Capital	122	Corporate Governance Practices
18	Employees: One Team, One Goal	131	Glossary
20	Community	132	Shareholder Information

Cover photo:

Life. Money. Balance both. Jeannine Amber, a long-standing Scotiabank customer, is shown here with her daughter Niko, who recently opened her first account with Scotiabank.

2003 Performance vs Target

Return on Equity (ROE)

Target: Earn a return on equity of 15% to 18%
Performance: 17.6%

ROE measures how well the Bank is using common shareholders’ invested money.
It is calculated by dividing net income available to common shareholders by average common shareholders’ equity.

Earnings per Share (EPS)

Target: Generate growth in earnings per common share of 5%
to 10% a year (excl. 2002 Argentina charges*)
Performance: 7.8%

EPS is the net income a company has generated per common share. It is calculated by dividing net income available to shareholders by the average number of common shares outstanding.

* Refer to details of the 2002 charges related to Argentina discussed in footnote (1) on page 2, Table 26 on page 70 and Note 23 on page 108.

Productivity

Target: Maintain a productivity ratio of less than 58%
Performance: 54.9%

The productivity ratio measures the overall efficiency of the Bank. It expresses non-interest expenses as a percentage of the sum of net interest income (on a taxable equivalent basis) and other income. A lower ratio indicates better productivity. By this measure, Scotiabank has historically been one of the best among Canadian banks.

Tier 1 Capital

Target: Maintain Tier 1 capital ratio of 8%+
Performance: 10.8%

The Tier 1 capital ratio is a measure of the Bank’s overall strength. It is calculated by dividing Tier 1 capital by risk-weighted assets. Scotiabank’s
Tier 1 capital ratio remained among the strongest of the Canadian banks and strong by international standards.

2004 Targets

Return on equity: 16% to 19%
Earnings per share growth: 10% to 15%
Productivity ratio: below 58%
Maintain strong capital ratios and credit ratings

Financial Highlights

		2002

			Excluding charges
(As at and for the years ended October 31)	2003	As reported	for Argentina(1)	2001	2000	1999(2)

Operating results ($ millions)
Net interest income (TEB(3))	6,428	6,943	6,943	6,430	5,393	4,835
Total revenue (TEB(3))	10,443	10,885	10,988	10,501	9,058	8,018
Provision for credit losses	893	2,029	1,575	1,425	765	635
Non-interest expenses	5,731	5,974	5,737	5,662	5,119	4,756
Provision for income taxes (TEB(3))	1,062	869	1,123	1,106	1,184	1,030
Net income	2,477	1,797	2,337	2,169	1,926	1,551
Net income available to common shareholders	2,406	1,692	2,232	2,061	1,818	1,443

Operating performance
Basic earnings per share ($)	4.76	3.36	4.43	4.12	3.67	2.93
Diluted earnings per share ($)	4.69	3.30	4.35	4.05	3.63	2.90
Return on equity (%)	17.6	13.0	16.6	17.3	17.6	15.3
Productivity ratio (%)(TEB(3))	54.9	54.9	52.2	53.9	56.5	59.3
Net interest margin on total average assets (%)(TEB(3))	2.23	2.34	—	2.37	2.26	2.11

Balance sheet information ($ millions)
Cash and securities	83,773	76,467	—	73,444	60,130	51,084
Loans and acceptances	178,478	194,070	—	184,733	175,710	155,022
Total assets	285,892	296,380	—	284,425	253,171	222,691
Deposits	192,672	195,618	—	186,195	173,900	156,618
Preferred shares	800	1,275	—	1,775	1,775	1,775
Common shareholders’ equity	13,814	13,502	—	12,833	11,200	9,631
Assets under administration	161,974	144,433	—	153,110	156,668	142,905
Assets under management	19,964	21,472	—	21,942	18,797	16,232

Capital measures (%)
Tier 1 capital ratio	10.8	9.9	—	9.3	8.6	8.1
Total capital ratio	13.2	12.7	—	13.0	12.2	11.9
Common equity to risk-weighted assets	9.2	8.6	—	8.1	7.3	6.9
Tangible common equity to risk-weighted assets	8.9	8.3	—	7.8	7.0	6.7
Risk-weighted assets ($ millions)	154,523	165,417	—	164,755	156,112	142,258

Credit quality
Net impaired loans after general allowance ($ millions)	47	620	—	259	(61)	(156)
General allowance for credit losses ($ millions)	1,475	1,475	—	1,475	1,300	1,300
Net impaired loans as a % of loans and acceptances(4)	0.03	0.32	—	0.14	(0.03)	(0.10)
Specific provision for credit losses as a % of average loans and acceptances	0.48	1.05	0.82	0.68	0.46	0.31

Common share information
Share price ($)
High	67.39	56.19	—	50.50	45.65	36.90
Low	44.55	42.02	—	37.30	26.05	28.60
Close	65.47	45.88	—	43.85	43.50	33.60
Shares outstanding (thousands)
Average — Basic	504,783	504,340	—	500,619	495,472	493,136
Average — Diluted	512,869	512,752	—	508,995	501,253	498,090
End of period	505,353	504,122	—	503,795	497,965	494,252
Dividends per share ($)	1.68	1.45	—	1.24	1.00	0.87
Dividend yield (%)	3.0	3.0	—	2.8	2.8	2.7
Dividend payout ratio (%)	35.3	43.2	32.8	30.1	27.3	29.7
Market capitalization ($ millions)	33,085	23,129	—	22,091	21,661	16,607
Book value per common share ($)	27.34	26.78	—	25.47	22.49	19.49
Market value to book value multiple	2.4	1.7	—	1.7	1.9	1.7
Price to earnings multiple (trailing 4 quarters)	13.8	13.7	10.4	10.6	11.9	11.5

Other Information
Employees	43,986	44,633	—	46,804	40,946	40,894
Branches and offices	1,850	1,847	—	2,005	1,695	1,654

(1)	The Bank’s results for 2002 include charges of $540 million (after tax) to account for the extraordinary political and economic crisis in Argentina and the effect that this had on the Bank’s exposures related to Argentina. Management believes that analysis of the Bank’s performance is enhanced by the exclusion of these charges because of their aggregate size and nature. This approach identifies underlying earnings and provides for more meaningful comparisons of year-over-year results. However, securities regulators require that corporations advise readers that earnings have been adjusted from those reported under generally accepted accounting principles, and therefore may not be comparable to underlying earnings measures used by other companies. Refer to Table 26 on page 70 and Note 23 on page 108.

(2)	Refer to footnote (1) on page 118.

(3)	Taxable equivalent basis. Refer to footnote (1) on page 30 for details.

(4)	Net impaired loans are impaired loans less the allowance for credit losses, including the general allowance.

2	2003 Scotiabank Annual Report

Financial Highlights

Earnings strength from diversification

Scotiabank reported net income of $2,477 million in 2003, up 38% from last year. Excluding the charges related to Argentina in 2002(1), underlying earnings growth was $140 million or 6%. Lower credit losses in Scotia Capital were partly offset by the impact of foreign currency translation due to the stronger Canadian dollar.

     Return on equity was a strong 17.6% in 2003, compared with 16.6% last year, excluding charges related to Argentina. This continues to be at the high end of our target range of 15 to 18%.

     Our capital base continues to increase through earnings retention. In 2003, we generated $1.6 billion of capital internally after payment of dividends, and more than $6 billion over the past five years.

(1) Refer to footnote (1) on page 2, Table 26 on page 70 and Note 23 on page 108.

Dividends continue to grow

We increased dividends twice in 2003, our 12th consecutive year of dividend growth. Dividends per share were $1.68, up a substantial 16% from last year. Furthermore, a dividend increase of 6 cents to 50 cents per share was announced effective in January 2004. With this increase, dividends have more than doubled since 1999, and have risen by a compound annual rate of 11.6% over the past 10 years.

     Our very strong capital position and solid earnings growth have also allowed us to increase our target dividend payout ratio to 35 to 45% of earnings per share. Our 2003 payout ratio was 35%.

Excellent returns for shareholders

Scotiabank continued to reward its shareholders with another positive year of returns. In 2003, total return (including both dividends and appreciation in the price of the Bank’s common shares) was 47%.

     The compound annual return to shareholders over the past five years was 18.6%, outpacing the average of the other major Canadian banks. The 10-year return was even better at 20.1%. We continue to substantially outperform the S&P/TSX Composite Index.

For the financial years (%)	2003	2002	2001	2000	1999

Annual return	46.8	7.8	3.7	33.3	7.1
Five-year return (annualized)	18.6	11.1	18.9	28.4	23.6

2003 Scotiabank Annual Report	3

Message to Stakeholders

Message to our Stakeholders

Scotiabank once again met with good success over the past year. We achieved all of our key objectives and maintained our position of significant strength.

     Scotiabank achieved record earnings in 2003, with net income of $2,477 million, versus $1,797 million last year. Earnings per share (diluted) were $4.69, in comparison to $3.30 in 2002. Return on equity (ROE) was a strong 17.6%, versus 13.0% last year. Excluding charges related to Argentina in 2002*, last year’s net income was $2,337 million, earnings per share were $4.35 and ROE was 16.6%.

     Our long-term success is the product of our unwavering focus on the Scotiabank Group’s fundamental core strengths — customer satisfaction, risk management, cost control, diversification and our people — and superior execution in each of our core businesses.

     As always, we continue to manage your Bank for the benefit of all of our key stakeholders — including shareholders, customers, employees and the communities we serve. The following is an overview of our performance for 2003 for each of these groups, including our overall plans for the future.

Shareholders

Scotiabank continues to provide an excellent return on investment for its shareholders. Over the past 10 years, total shareholder returns have exceeded 20%, including dividends and stock price appreciation.

     We have accomplished a lot in the last year, and we are very proud of our achievements. We have maintained our position as the second-largest Canadian bank, measured by market capitalization and, indeed, Scotiabank is now the second-largest company in Canada. We continue to have the strongest capital ratios among Canada’s major banks, with a Tier 1 capital ratio of 10.8 per cent. This gives us the flexibility to pursue new growth opportunities, while cushioning the inevitable downturns in the business cycle. We continue to sustain our reputation as the industry’s most efficient bank, with a productivity ratio of 54.9 per cent.

     To ensure we optimize the use of shareholder capital and our human resources, we continuously assess all of our businesses, based on their return on capital, overall performance and long-term potential. In all of our business lines, we continue to pursue ways to reduce costs and operate more efficiently, including technological enhancements and outsourcing initiatives.

* Refer to details of the 2002 charges related to Argentina discussed in footnote (1) on page 2, Table 26 on page 70 and Note 23 on page 108.

4	2003 Scotiabank Annual Report

Message to Stakeholders

We have accomplished a lot in the last year, and we are very proud of our achievements. We have maintained our position as the second-largest Canadian bank, measured by market capitalization.

Customers

Our core purpose is “to be the best at helping customers become financially better off by providing relevant solutions to their unique needs.” During the year, we maintained our reputation as the best bank for customer service — not only in Canada, but in many of the international markets where we operate. We believe this is a key point of differentiation for us versus other financial services companies.

     For the fourth consecutive year, Scotiabank was named the leader in customer service excellence among the major Canadian banks in an annual customer survey published by Synovate. Another recent survey, by Gomez Canada, identified Scotiabank as number one among Canadian banks in providing customers with online services. And Scotiabank and Scotia Capital were country winners in Global Finance magazine’s 2003 World’s Best Internet Banks competition. More than one million customers are now registered Scotia OnLine users.

     Outside Canada, Scotiabank Inverlat, our Mexican subsidiary, topped a survey of bank customers by Reforma, a leading daily newspaper in Mexico. LatinFinance magazine named Scotiabank “Best Bank in Mexico and the Dominican Republic,” and Scotiabank Jamaica was named “Bank of the Year in Jamaica” by The Banker magazine.

     Each of our businesses is reaping the benefits of focusing on our customers and on building deeper, more profitable relationships with them, with an emphasis on providing complete banking solutions.

     In Domestic Banking, we are seeing good results from our sales and service program and sales management organization, put into place several years ago, as well as our award-winning direct marketing programs. Commercial Banking has also implemented a new sales management structure and relationship management concept.

     Small Business Banking has made great progress in providing simple, practical solutions that put customers in control of their day-to-day business and personal banking needs, with innovative products such as the new Money Master for business account. In a recent survey of small and medium-sized businesses conducted by the Canadian Federation of Independent Business, Scotiabank was the top-ranked “Big Five” bank for customer service.

     The Domestic Bank’s partnership with Wealth Management is working effectively, with financial planners from ScotiaMcLeod working closely with our domestic retail branches to serve customers’ total financial needs. We will take steps to further strengthen this important partnership and maximize the benefits to customers in the year ahead. We also achieved great success with the Scotia Private Client Group — which includes the expertise of Scotia Cassels and Scotiatrust.

2003 Scotiabank Annual Report	5

Message to Stakeholders

We value our employees’ strong work ethic, deep loyalty to the Bank, and dedication to helping their customers, communities and each other. We thank them for their outstanding contributions to our performance.

     In International Banking, we have taken many of the Domestic Bank’s best practices in customer relationship management and applied them to our operations in the Caribbean and Central America, with positive results. In Latin America, we are instilling our customer-focused Scotiabank culture and values, as well as improving risk management and productivity.

     Scotia Capital’s client-focused relationship management model is well developed and yielding positive results in Canada, and a similar model has been introduced in our U.S. operations, with similar good results to date. A priority for 2004 is to improve the depth of our relationships with clients. We will also maintain our focus on continuing to improve our credit quality by using a number of tools and processes, including loan portfolio management.

Employees

Our continuing success speaks to the excellence of our Scotiabank Group team. We value our employees’ strong work ethic, deep loyalty to the Bank, and dedication to helping their customers, communities and each other. We thank them for their outstanding contributions to our performance.

     One of our goals as an organization is to be recognized as an “employer of choice” by both current employees and potential recruits. Our research shows our most satisfied employees tend to have the most satisfied customers — and satisfaction among employees, as recorded in an annual internal survey, increased in 2003: 83 per cent said their area was a great place to work. Results were based on a record 88 per cent response rate from employees in more than 30 participating countries. In 2004, all employees worldwide will participate in the survey simultaneously, giving us the most complete picture yet of employees’ views at Scotiabank.

     To continue to enhance employee satisfaction, we provide employees with tools, programs and self-service technologies to help them build rewarding careers. In 2003, for example, we improved our Canadian flexible benefits program and continued to invest in training and development programs, particularly online learning.

     During the year, we launched an internal global communications program focused on “One Team, One Goal” as a way of helping our employees better understand the Bank’s goals, objectives, core purpose and strategies. As part of the program, we have articulated common core values that we believe characterize the Bank and its employees: integrity, respect, commitment, insight and spirit.

Community

Another of our organizational goals is to be a leader in corporate social responsibility (CSR), and to be regarded as a positive influence in the communities we serve. CSR is a broad term that encompasses a full range of social and environmental concerns. In 2003, the Bank was recognized in the top 10 among Canada’s best corporate citizens by Corporate Knights.

     A key component of the Bank’s CSR strategy is its charitable programs. Over the past decade, Scotiabank has increased its donations, sponsorships and other forms of giving to the community more than five-fold, making us one of the largest corporate donors in Canada. In 2003, this assistance totalled $30 million, distributed worldwide to support education, health, social services and the arts in the towns, cities and countries where we operate. About one-quarter of our total donations are directed outside of Canada.

     Our employees give generously of their time and money as well, supporting thousands of causes across Canada and around the world. We encourage and support their individual and collective volunteer efforts through two highly popular programs — the Scotia Employee Volunteer Program and Team Scotia Community Program.

     Further details about our commitment to communities, and to broader issues of corporate social responsibility, can be found in our 2003 public accountability statement, which will be available at your local branch and on our website at www.scotiabank.com.

6	2003 Scotiabank Annual Report

Message to Stakeholders

We believe that we have a great bank. We are well equipped to continue our record of success, maintain our position of strength, and take advantage of new opportunities.

Position of strength

In each of our business lines, we remain focused on three key overall strategies: building deeper, more profitable customer relationships; optimizing the use of shareholder and human capital; and building on our core strengths. By remaining focused in this way, we believe we can maintain a position of strength that will sustain us through the inevitable challenges ahead.

     Specifically, we are optimistic about reduced credit losses in 2004. We fully intend to keep our capital base strong, providing us with flexibility to expand, handle unforeseen risks, buy back shares and continue to increase dividends. We will also maintain our diversification, relying on our three core business lines as solid platforms for growth.

     Among the challenges facing financial institutions are public policy issues — in particular, mergers. Canada’s federal government has imposed a moratorium on bank merger proposals until September 2004, and several factors — including an anticipated federal election —could further delay any proposals beyond that date. We will continue to follow policy developments carefully and work with a broad range of government officials to ensure that financial sector legislation and regulations give banks the opportunity and flexibility to maintain their competitiveness in Canada and abroad.

Outlook

Economic conditions have been uneven in most of our major markets over the past year and ongoing geopolitical concerns have affected rates of growth. However, there are signs that the global economy will gain momentum in the year ahead. The Canadian economy, in particular, should benefit from more positive conditions in the United States. Latin America and Asia are also expected to improve.

     Inflation and interest rates should remain low in 2004 by historical standards. The Canadian dollar is expected to remain at relatively high levels against the U.S. dollar and most of the currencies in other countries where we operate. This will extend the challenge of foreign currency translation that we faced over much of the past year into 2004.

     Despite these and other challenges, we believe that we have a great bank. We are well equipped to continue our record of success, maintain our position of strength, and take advantage of new opportunities. Our fundamental strengths and our core strategies have resulted in considerable success over the past decade. We have a tremendous team and a great culture, with an unparalleled ability to effectively execute our strategies. We are confident that your Bank will weather the challenges ahead, remain focused, and continue to deliver strong results for all of our major stakeholders.

/s/ Peter C. Godsoe

Peter C. Godsoe
Chairman of the Board

/s/ Richard E. Waugh

Richard E. Waugh
President and Chief Executive Officer

Peter Godsoe stepped down from the position of Chief Executive Officer (CEO) on December 2, and will continue to serve as Chairman of the Board until our annual meeting of shareholders on March 2, 2004. Mr. Godsoe, who has been with Scotiabank more than 37 years, leaves a legacy of success after serving as CEO for more than a decade: excellent shareholder returns, very strong capital ratios, recognized leadership in customer satisfaction, a positive culture and high employee morale. Additionally, under Mr. Godsoe’s leadership, the Bank has significantly expanded the support given to the communities we serve.

     Rick Waugh, who has worked in virtually all of the Bank’s business lines, was appointed President in January 2003, and President and CEO on December 2, 2003. The Board also announced its intention to appoint Mr. Arthur R.A. Scace, Q.C., who has been a Scotiabank Director since 1997, as the new Non-Executive Chairman at the annual meeting, pending his re-election as Director.

2003 Scotiabank Annual Report	7

Overview

Business Line Highlights

Domestic Banking

Retail Banking  |  Wealth Management  |  Small Business  |  Commercial Banking

Canadian retail, small business and commercial banking (including a mid-market merchant bank) provides a full range of financial services to individuals and small and medium-sized enterprises. Customers are served through a national network of more than 960 branches, close to 2,400 ABMs, four call centres, plus telephone, wireless and Internet banking. Our Wealth Management group provides investment and advisory services — including retail brokerage, mutual funds and private client services.

International Banking

Scotiabank has built on over a century of international experience, and today serves close to three million customers in the Caribbean, Latin America and Asia/Pacific. Our wide network, unparalleled by other Canadian banks, provides a complete range of financial services to both local and international customers in 45 countries. International Banking has more than 900 branches and offices, close to 1,800 ABMs and more than 19,000 employees, including subsidiaries and affiliates.

Scotia Capital

The Scotiabank Group’s corporate and investment banking operations provide specialized financial solutions to corporate, institutional and government clients in Canada, the United States and Europe. Scotia Capital has recognized strengths in specialized and syndicated lending, corporate debt and equity underwriting, mergers and acquisitions, derivatives, fixed income, foreign exchange and precious metals products.

8	2003 Scotiabank Annual Report

Overview

     Across our business lines, we have focused on developing deeper customer relationships, optimizing performance and building on our core strengths. Our successes — featured on the following pages — show that our strategy is sound, and will continue to guide our priorities in 2004.

Highlights

•	#1 in customer service among major Canadian banks for fourth year in a row (Synovate).

•	#1 Canadian bank for online services (Gomez Canada).

•	Embarked on major ABM network expansion of close to 500 machines.

•	Launched Scotia Selected Funds and Scotia Partners Portfolios to increase mutual fund sales growth.

•	Grew ScotiaMcLeod’s fee-based assets by 33%.

Priorities

•	Maintain leadership in customer satisfaction and loyalty.

•	Grow Wealth Management business by continuing to improve service and performance and leveraging partnership with Retail Banking through referrals.

•	Capitalize on leading customer satisfaction to attract new customers, grow market share and increase share of customers’ business.

•	Continue focus on cost control and technology enhancements to improve productivity.

Highlights

•	Increased ownership of Scotiabank Inverlat in Mexico to 91%.

•	Named best bank in Jamaica by The Banker magazine, and best bank in Mexico and the Dominican Republic by LatinFinance magazine.

•	Acquired 39 new branches in the Dominican Republic, significantly increasing overall market share.

•	Introduced Internet banking in Jamaica, Trinidad & Tobago and Barbados.

•	Became the first Canadian bank in China with a local currency banking licence, granted to Guangzhou branch.

Priorities

•	Increase customer satisfaction by focusing on sales and service, reorganizing branch structure and providing a consistent customer experience.

•	Aggressively expand product offerings, including through strategic alliances.

•	Improve productivity by using best practices from Canada’s Domestic Banking group, and upgrading systems and processes.

•	Expand in key markets, including Mexico, Spanish Caribbean and Central America.

Highlights

•	Significantly improved credit quality.

•	Doubled market share in domestic equity underwriting over the past three years.

•	Analyst team received 13 all-star rankings (Brendan Wood International Canadian Institutional Equity Report).

•	ScotiaMocatta ranked second globally in both gold and silver in Risk magazine’s 2003 annual commodity rankings.

Priorities

•	Enhance the depth of our wholesale product offerings and maximize cross-selling of Scotiabank Group products and expertise.

•	Build on our success in Canada to improve organizational effectiveness in the U.S. and Europe.

•	Improve credit quality and continue to manage risk through better product pricing and loan portfolio management.

•	Capitalize on our strong, long-established customer relationships in Canada and the U.S., while maintaining strong risk discipline.

     For more information, please refer to the Management’s Discussion and Analysis (MD&A), starting on page 27. The MD&A presents detailed information on the business lines, including strategy, priorities and achievements.

2003 Scotiabank Annual Report	9

Domestic Banking	Retail Banking | Wealth Management

Life. Money. Balance both.

“Scotiabank’s position as a leader in customer satisfaction and loyalty is an important advantage — since these are the leading indicators of our customers’ intention to not only remain with us, but also to give us more business in the future.”

Robert Chisholm, Vice-Chairman, Scotiabank, & President and CEO, Domestic Banking and Wealth Management

Domestic Banking’s strategy is to deepen relationships with existing customers — as well as acquire new ones — and provide them with integrated financial solutions. This strategy, together with ongoing attention to managing costs, will help us increase market share, grow revenues and improve profitability.

     To achieve our objectives of helping customers become financially better off and delivering outstanding service, the Domestic Bank has focused on simplifying both banking and financial decision-making. Whether they are individuals, small business owners or mid-market commercial clients, our customers want practical solutions that recognize the real, day-to-day challenges they face. And they expect their banker or advisor to help them make sense of their financial choices quickly and easily.

     By consistently seeing things from our customers’ point of view, and by responding with the right solutions for them, we can build loyalty and attain a greater portion of their business.

10	2003 Scotiabank Annual Report

Domestic Banking

Retail Banking

In 2003, we continued to address the “four cornerstones” of our customers’ financial needs — day-to-day banking, borrowing, investing and protection. We also work to present our customers with practical products and a step-by-step financial plan to help them achieve their goals.

     For example, we introduced the Scotia Free Down Payment Mortgage in response to research that showed that nearly half of Canadians saving for a home are frustrated by the difficulty of coming up with a down payment. To help customers overcome this barrier, we offered qualified homebuyers a product that provided a down payment equal to five per cent of the property value of their home.

     To further expand our market share, we launched programs that help busy customers address outstanding financial needs, and introduce them to other Scotiabank products and services. With a few clicks of the computer mouse, the recently launched ican Invest Program lets a sales officer show current borrowing customers how they can begin targeting their other financial goals, such as saving for their children’s education with monthly contributions to a Registered Education Savings Plan.

Wealth Management

By taking an integrated approach, and drawing upon the resources and expertise within the Wealth Management group, Scotiabank offers personal investment and advisory services, including brokerage, private client services and mutual funds that provide simplified, comprehensive client solutions.

     A key component of our wealth management strategy is our 350-strong team of ScotiaMcLeod financial planners, working in partnership with the domestic branch network through a referral program. This provides customers with a comprehensive plan that addresses all of their financial needs.

     To provide brokerage clients with an improved online investing experience, ScotiaMcLeod Direct Investing introduced flexible and more intuitive website navigation, while offering useful features to help clients meet their investment goals.

     In addition, the Scotia Private Client Group offers convenient one-stop access to specialized high-end wealth management products and services through 13 dedicated centres across Canada.

     Since investors are inundated with choices — and have limited time — we’ve made it easier for them to select investments that match their goals. In particular, our Scotia Partners Portfolios and Scotia Selected Funds use a “fund of funds” structure, designed to provide diversification and minimize risk with the simplicity of a single investment.

     At the heart of these initiatives is a common purpose: to match clients with the appropriate advisor, who can explore all aspects of their financial situation and deliver a carefully tailored plan to meet their needs.

Management’s Discussion & Analysis            See page 42

2003 Scotiabank Annual Report	11

Domestic Banking	Small Business | Commercial Banking

“Small and mid-sized businesses play a very important role in the economy, and our goal is to help them succeed by providing practical products, services and tools. This client-focused approach increasingly identifies Scotiabank as the bank of choice to businesses large and small.”

Robert Chisholm, Vice-Chairman, Scotiabank, & President and CEO, Domestic Banking and Wealth Management

Small Business Banking

For many small business owners, business and personal finances are closely linked. That is why we offer borrowing, saving and investing products that respect and address these needs in an integrated way.

     For example, the ScotiaOne Account Plan for business is a comprehensive banking package that offers the simplicity of paying one monthly fee for both business and personal banking services. We’re also dedicated to providing no-nonsense products that break through the usual obstacles faced by business owners, such as our MoneyMaster for business account, which pays the highest rate of interest among Canada’s big five banks for small business savings accounts, without requiring a minimum balance.

     To help customers select the right combination of services, we offer dedicated expertise through our domestic branch network and specialized business banking centres. We also support our in-field employees with a Small Business Resource Centre, staffed by small business and issue experts who can provide in-depth answers to more complex customer inquiries.

     In 2003, we also introduced new systems and online resources to make it as simple and straightforward as possible for independent business operators to handle their finances, including a faster account opening process and a step-by-step Internet guide to drafting a business plan.

     Customer satisfaction surveys and other forms of feedback show we are gaining the trust and confidence of our customers. Quebec veterinarian Dr. Jean Bertrand transferred his business to Scotiabank a few years ago after learning about the Scotia Professional Plan, a banking package designed specifically for busy professionals like him. Dr. Bertrand says he continues to be impressed by the support he receives from the Scotiabank team.

     Bonnie and Bob Harrison opened the Butternut Inn Bed and Breakfast in Port Hope, Ontario, in 1995. Scotiabank provided them with financing to establish and operate their small business — and today, the Harrisons welcome guests from across Canada and around the world. While they enjoy the convenience of banking online, they also appreciate the knowledgeable advice and friendly service they receive at their local Scotiabank branch.

12	2003 Scotiabank Annual Report

Domestic Banking

Commercial Banking

The key to serving mid-market business clients is to provide tailored, comprehensive banking solutions, developed one-on-one with each client. We understand that, as a company’s revenues grow in the $5-100 million range, it faces a variety of complex challenges, ranging from effective cash and foreign exchange management to international trade and venture capital financing.

     We have a network of professional account teams and product specialists who work with customers to chart the business and financial priorities of their rapidly growing enterprises. Our Critical Priorities Tool enables us to precisely identify each client’s needs and determine which of the Bank’s innovative products and services are the best fit.

     Across the country, we are demonstrating our ability to support Canadian businesses as they evolve from fledgling start-ups to thriving international enterprises. In Nova Scotia, with Scotiabank’s help, Comeau’s Sea Foods Limited has become a fully integrated enterprise, exporting herring, scallops and other fish products to the United States, Europe and Asia.

     The wines of Mission Hill Family Estate in British Columbia continue to win international acclaim, thanks to proprietor Anthony von Mandl’s obsession with quality. When it came time to acquire vineyard holdings and transform the winery, he turned to Scotiabank to help fund his vision.

     Our success in meeting the needs of these commercial customers shows that we have the dedicated team, innovative ideas and long-term commitment in place to help growing businesses achieve their dreams.

Going forward

Our overall strategy is centred on our customers — providing integrated solutions to meet their unique financial needs and maintaining our leadership in customer satisfaction. We are also focused on increasing our share of business with our existing customers and attracting new customers by leveraging our excellent service capabilities. Increasing our market share and volumes in this way will improve revenues which, combined with our ongoing careful management of expenses, will build the Domestic Bank’s profitability.

Management’s Discussion & Analysis            See page 42

2003 Scotiabank Annual Report	13

International Banking

Sharing Our Global Expertise

“We are building ‘best in class’ customer relationship management capabilities through the successful deployment of our Sales & Service strategy — creating a consistent customer experience that will attract, satisfy and build loyalty with our customers.”

Robert Pitfield, Executive Vice-President, International Banking

The scale and diversification of Scotiabank’s international operations differentiate us from other major Canadian banks. We are increasing long-term value by serving both local and international customers through a multinational network that spans more than 40 countries in the Caribbean, Latin America and Asia Pacific. Each region shares our strategy of building deeper customer relationships in order to cultivate customer satisfaction and earn a larger share of our customers’ business.

     To optimize our multi-regional operations and improve profitability, we are carefully developing a balance of local, regional and international capabilities that takes into consideration local market challenges and opportunities.

     Scotiabank enjoys strong brand recognition in the Caribbean and Central America, where we are known for our unswerving customer focus, commitment to helping customers get ahead financially and our dedication to helping the communities we serve. Building on the success of a similar initiative in Canada, we have implemented a comprehensive Sales & Service program across the region, aimed at creating a professional, customer-focused sales organization that is committed to helping customers

14	2003 Scotiabank Annual Report

International Banking

become financially better off. To create additional sales capacity within our branches, we introduced state-of-the-art automation, including paperless banking in our branches. And to provide our customers with even greater convenience, we have added customer contact centres, expanded our telephone banking capabilities, installed more ABMs, and introduced Internet banking in a number of markets.

     We continue to expand our wealth management capabilities in the Caribbean, acquiring the trust and private banking business of MeesPierson (Bahamas) Limited, and opening a new private banking unit in Nassau, Bahamas, to serve high net worth clients.

     In Latin America, we are particularly proud of our success at Grupo Financiero Scotiabank Inverlat. Our Mexican employees have embraced change, working as a cohesive team to turn the bank into a market leader in a number of areas. Scotiabank Inverlat is recognized as one of the best banks in terms of customer service, and we have introduced innovative products that have gained exceptionally wide acceptance — in particular, our mortgage and automotive loan products.

     We serve primarily commercial and corporate clients in the Asia Pacific region, capitalizing on our expertise in niche product lines, such as trade finance, correspondent banking, loan syndications, securities investment and precious metals. Several markets hold potential for expansion, and we continue to explore opportunities to increase our retail and commercial presence, particularly in India and Malaysia, and to build on our commercial foothold in China.

Going forward

Our focus in the coming years will be to substantially increase the contribution by International Banking to Scotiabank’s total income. We will do this by building our multinational franchise through internal growth and, where appropriate, strategic acquisitions and alliances; expanding customer relationships through our Sales & Service initiatives; and improving operational efficiency and sales capacity through automation and centralization. We will move from primarily transaction processing, branch-only delivery to a multi-channel delivery network, including ABM, telephone and Internet banking capabilities.

Management’s Discussion & Analysis            See page 48

2003 Scotiabank Annual Report	15

Scotia Capital

Building Strong Relationships

“Our client-focused structure ensures a winning combination of industry specialization and product and service capabilities that builds strong relationships and delivers results.”

David Wilson, Vice-Chairman, Scotiabank, & Chairman and CEO, Scotia Capital

Scotia Capital’s strategy is focused on providing corporate, institutional and government clients in Canada, the United States and Western Europe with customized financial products and services that add value to their business. Other crucial components of our strategy include developing more extensive, multi-product relationships with clients, at the same time applying rigorous discipline to product pricing and credit risk management to ensure a good level of client profitability and overall returns.

     In Canada, having integrated our corporate and investment banking divisions and successfully instilled a relationship-based client philosophy, our focus now is on making further improvements to our business. These include enhancing the depth of our wholesale product offerings, implementing new training initiatives, and improving the availability and quality of client information tools used by our relationship managers.

     We implemented a similar, relationship-based organizational model in our U.S. operations in 2002 and, in 2003, introduced it in Western Europe. In all markets, we have organized our coverage around industry specialty groups, established clearly defined measures of client

16	2003 Scotiabank Annual Report

Scotia Capital

profitability, and introduced stringent risk management disciplines. This approach ensures that we capitalize on the full capabilities and resources of Scotia Capital to meet our clients’ needs. At the same time, our aim is to generate growth in revenue and solid returns on shareholders’ capital.

     The success of our approach is best demonstrated by the significant roles Scotia Capital undertook in 2003 in a number of major transactions. For example, Scotia Capital was chosen to jointly lead a $1 billion initial public offering of income trust units by Canada’s Yellow Pages Group Co. A cross-functional team was assembled, including experts from our relationship management, investment banking, derivatives, corporate lending and credit risk management functions.

     And in a major U.S. deal involving the leveraged buyout of Dole Food Company, Inc., Scotia Capital served as co-lead arranger for the US $1.125 billion senior secured credit facilities and co-lead manager for the US $475 million high-yield issue. Specialists from our corporate lending and syndications, high yield and credit risk management areas provided the necessary expertise to meet the client’s needs.

     Generating sustainable revenue growth in a mature and highly competitive industry will come, in part, from the growth of the economies where we operate. Scotia Capital is also very focused on identifying specific opportunities for product growth. For example, the use of derivative products by all types of corporations, governments and investing institutions is expected to continue to grow significantly in the years ahead and is a strategic focus of our Global Trading group.

Going forward

Scotia Capital’s primary financial objective is to continue to improve our credit risk management processes and practices, focus on building deeper, multi-product relationships with our clients and continue to incrementally change our product mix from capital-intensive lending to more capital-efficient products.

     We will also continue to build on partnerships with other business lines of the Bank to better market the multinational capabilities of the Scotiabank Group to our clients, including NAFTA-wide coverage in partnership with Scotiabank Inverlat in Mexico.

Management’s Discussion & Analysis            See page 51

2003 Scotiabank Annual Report	17

Employees: One Team, One Goal

Committed to Employees

“Scotiabank recognizes that success relies on the strength of our employees. To continue to be successful, we are committed to creating and maintaining an environment that attracts talented and motivated people and provides them with a challenging and rewarding employment experience.”

Sylvia Chrominska, Executive Vice-President, Human Resources

18	2003 Scotiabank Annual Report

Employees: One Team, One Goal

Our overall goal is to focus on building the capabilities of our people, so that we can carry out our plans and achieve our goals as an organization.

     We believe an important way to ensure that our employees are engaged is to provide them with a clear understanding of how they contribute to the organization’s success. To do so, we are promoting the concept of “One Team, One Goal” to unify employees under our core purpose of helping customers become financially better off.

     Ensuring employees have the skills to succeed in a performance-focused environment has been a priority in 2003. We have moved to a “balanced scorecard” approach in assessing both individual and business performance to ensure that the Bank considers all aspects of performance — customer, financial, operational and people. This new approach aligns with our overall strategy of managing the Bank for all of our major stakeholders — our employees, customers, the communities we serve, and our shareholders.

     We strive to provide our employees with a workplace that gives them flexibility, choice and control. Employees have taken advantage of flexible work arrangements, including job sharing, flexible workdays and opportunities to work from home. In addition, they use various online self-service tools to manage their career development and provide them with added convenience, including registering for training, taking e-learning programs and exploring pension options.

     Strong leadership is a competitive advantage to the Bank — so an important element of our Human Resources plan involves identifying and developing high-potential employees. As well, our balanced scorecard approach to performance management includes evaluating leaders on their success at raising the performance level of the people they lead.

     Ensuring a high quality of experience for employees at Scotiabank is a critical motive in designing programs. ViewPoint, our global employee survey revealed that, in 2003, overall employee satisfaction rose to 80 per cent, based on a record 88 per cent response rate from more than 40,000 employees in 30 participating countries. The survey also showed that employees understand and embrace Scotiabank Group’s core values, confirming that we are on the right track in helping employees around the world make the link between employee, customer and shareholder satisfaction.

For more information, go to www.scotiabank.com

2003 Scotiabank Annual Report	19

Community

Involved in the Community

“Scotiabank believes that contributing to the well-being of communities is an important part of who we are and what we do. In all of the many places where we live, work and do business, we strive to play a leadership role and make a positive impact.”

Rick Waugh, President and Chief Executive Officer

20	2003 Scotiabank Annual Report

Community

We are proud of our reputation as one of Canada’s largest corporate donors. In 2003, our total donations and sponsorships, in Canada and globally, were $30 million — more than five times the amount we gave 10 years ago. We continue to focus on education, health, social services, and the arts and culture, especially non-profit and charitable organizations that empower people by giving them the skills, tools and information they need to succeed. We look for organizations and projects that have a direct, immediate impact at the local level — and where our employees have the opportunity to get involved, too.

     Our sponsorships and donations cover a broad range of organizations and causes, from universities, colleges and other educational institutions to hospitals and health care, United Way organizations and food banks, concerts and theatre productions.

     During a year that saw more than its share of challenges and natural disasters, we provided donations to support relief and recovery efforts following flooding in Badger, Nfld., to assist forest fire relief efforts in British Columbia and to help restore the Halifax Public Gardens after the devastation wrought by hurricane Juan.

     We also helped rebuild the city of Toronto’s reputation following the springtime outbreak of SARS (Severe Acute Respiratory Syndrome). In Hong Kong, both the Bank and its employees contributed to a fund for children whose parents had died of SARS. And the Bank’s annual donation to the Bahamas Red Cross assists with funding for disaster preparedness, disaster relief and a daily meal program for the needy.

     Beyond supporting our efforts as a corporation, our employees give generously of their own time and money to causes that are important to them personally, and to their home communities, spearheading numerous worthy initiatives on the Bank’s behalf. We are proud to recognize and encourage this spirit of volunteerism through two employee-focused programs which, together, raised more than $2.4 million for some 1,000 organizations in 2003.

     The Scotia Employee Volunteer Program donates up to $1,000 per year to qualifying organizations in which individual employees and pensioners have been actively participating for a minimum of 50 hours annually.

     Teams of two or more Scotiabank Group employees taking part in charitable fund-raising initiatives can apply for up to $5,000 in matching funds from the Team Scotia Community Program.

     Further information about our commitment to communities and our broader philosophy of corporate social responsibility can be found in our 2003 Public Accountability Statement, available through our Canadian branches or online at www.scotiabank.com.

For more information on Community Involvement, go to www.scotiabank.com

2003 Scotiabank Annual Report	21

Corporate Governance

Corporate Governance
Overview

Sound and effective corporate governance is a priority for Scotiabank — indeed, it is considered essential to the Bank’s long-term success. Scotiabank’s corporate governance policies are designed to ensure the independence of the Board and its ability to effectively supervise management’s operation of the Bank. Board independence ensures that the Bank is managed for the long-term benefit of its major stakeholders — shareholders, employees, customers, and the communities in which the Bank operates.

     The Bank’s directors, of whom 80 per cent are independent, are business and community leaders active at the regional, national and international levels. Collectively, they provide an invaluable breadth of experience.

22	2003 Scotiabank Annual Report

Corporate Governance

The Board of Directors and the Corporate Governance Committee have been, and continue to be, proactive and diligent in developing and reviewing the Bank’s corporate governance structure and procedures.

Continuing progress on corporate governance issues

The separation of the roles of Chairman and Chief Executive Officer has been completed. In addition, following the retirements of Mr. Peter Godsoe and Sir Graham Day from the positions of Chairman of the Board and Lead Director, respectively, at the annual meeting of shareholders in March 2004, the Board will appoint Mr. Arthur Scace as Non-Executive Chairman of the Board, subject to his re-election as a director by the shareholders.

     Board effectiveness continues to be a priority for the Bank. To assess the effectiveness of the Board, we carried out a number of initiatives. The Lead Director and the Chair of the Corporate Governance Committee conducted interviews with each director, and a director peer survey was carried out. The Bank, with the participation of the directors, conducted a self-assessment of its corporate governance policies as required by the Canada Deposit Insurance Corporation (CDIC). We also sought the directors’ views on a number of governance matters, including the effectiveness of committees, through our annual corporate governance survey. All directors, but particularly the Lead Director, the Chairman of the Board and Chair of the Corporate Governance Committee have assessed the results of all these initiatives and will use them as the basis for an action plan.

     In fiscal 2003, the Board approved a number of initiatives to enhance and protect the Bank’s integrity and promote its commitment to corporate social responsibility, including key elements of the Bank’s anti-money laundering policy, and new procedures for employees to voice concerns regarding accounting and internal controls.

     Steps were taken during the year to increase disclosure of information about the Board and how it operates. A checklist, outlining how the Board measures up to the Toronto Stock Exchange corporate governance guidelines, was included in last year’s annual report, and was very well received. We are pleased to provide an updated version of the checklist in this year’s annual report. We have added checklists and commentary in respect of the new New York Stock Exchange Corporate Governance Rules and the Sarbanes-Oxley Act and related United States requirements, starting on page 128. The corporate governance section of the Bank’s website, www.scotiabank.com, has been enhanced to provide additional information about the Board, such as expanded profiles of the Bank’s directors and executives, and copies of the charter and structure of each Board committee.

     Reputational risk is managed and controlled throughout the Bank by codes of conduct, governance practices and risk management programs, policies and procedures and training. All directors, officers and employees have a responsibility to conduct their activities in a manner to minimize reputational risk. In providing credit or advice to customers, the Bank considers whether the transaction or relationship might give rise to reputational risk. To manage this risk, the Bank has created a Reputational Risk Committee, which helps with the assessment of complex products and transactions. For more information, please refer to the Risk Management section of the MD&A on page 63.

     The Board was pleased to table the Bank’s Public Accountability Statement for 2002, which contains information about the Bank’s community efforts, corporate governance, corporate social responsibility and other related efforts. The 2003 Public Accountability Statement is available on request, or on the Bank’s website.

Corporate Governance Checklists            See page 123

2003 Scotiabank Annual Report	23

Board of Directors

Board of Directors
As at October 31, 2003

Peter C. Godsoe, O.C.
Mr. Godsoe is Chairman of the Board and Chief Executive Officer of Scotiabank. He has been a Scotiabank director since February 1, 1982, and currently sits on the Executive Committee.	Sir Graham Day
Sir Graham is Chairman of Sobeys Inc. and Counsel to Stewart McKelvey Stirling Scales. A Scotiabank director since October 31, 1989, he currently sits on the Corporate Governance, Executive and Human Resources Committees, and is Lead Director for Scotiabank.

Ronald A. Brenneman Mr. Brenneman is Chief Executive Officer of Petro-Canada. He has been a Scotiabank director since March 28, 2000, and currently sits on the Audit Committee.	C.J. Chen Mr. Chen is Senior Partner of Rajah & Tann. He has been a Scotiabank director since October 30, 1990, and currently sits on the Conduct Review and Pension Committee.

N. Ashleigh Everett
Ms. Everett is President, Corporate Secretary and Director of Royal Canadian Securities Limited. She has been a Scotiabank director since October 28, 1997, and currently sits on the Conduct Review and Pension and Corporate Governance Committees.	M. Keith Goodrich
Mr. Goodrich is the retired Chairman of Moore Corporation Limited. He has been a Scotiabank director since August 28, 1990, and currently sits on the Conduct Review and Pension Committee.

Pierre J. Jeanniot, O.C.
Mr. Jeanniot is Chairman of Thales Canada Inc. and Director General Emeritus of the International Air Transport Association. He has been a Scotiabank director since June 26, 1990, and currently sits on the Executive and Human Resources Committees.	John C. Kerr, C.M., O.B.C., LL.D.
Mr. Kerr is Chairman and Chief Executive Officer of Lignum Ltd. He has been a Scotiabank director since March 30, 1999, and currently sits on the Corporate Governance Committee.

The Honourable Michael J.L. Kirby
Mr. Kirby is a Member of the Senate of Canada. He has been a Scotiabank director since March 28, 2000, and currently sits on the Audit and Corporate Governance Committees.	Laurent Lemaire Mr. Lemaire is Executive Vice-Chairman of the Board of Cascades Inc. He has been a Scotiabank director since March 31, 1987, and currently sits on the Human Resources Committee.

24	2003 Scotiabank Annual Report

Board of Directors

John T. Mayberry
Mr. Mayberry is the retired Chair of the Board and Chief Executive Officer of Dofasco Inc. He has been a Scotiabank director since March 29, 1994, and currently sits on the Corporate Governance, Executive and Human Resources Committees.	The Honourable Barbara J. McDougall, O.C.
Mrs. McDougall is President and Chief Executive Officer of the Canadian Institute of International Affairs. A Scotiabank director since March 30, 1999, she currently sits on the Audit and Conduct Review and Pension Committees.

Elizabeth Parr-Johnston, Ph.D.
Dr. Parr-Johnston is President of Parr Johnston Economic and Policy Consultants. A Scotiabank director since October 26, 1993, she currently sits on the Audit and Conduct Review and Pension Committees.	Arthur R.A. Scace, Q.C. Mr. Scace is a Partner of McCarthy Tétrault. He has been a Scotiabank director since March 25, 1997, and currently sits on the Audit and Executive Committees.

Gerald W. Schwartz Mr. Schwartz is Chairman and Chief Executive Officer of Onex Corporation. He has been a Scotiabank director since May 26, 1999, and currently sits on the Executive Committee.	Allan C. Shaw, C.M., LL.D.
Mr. Shaw is Chairman and Chief Executive Officer of The Shaw Group Limited. A Scotiabank director since September 30, 1986, he currently sits on the Executive and Human Resources Committees.

Paul D. Sobey Mr. Sobey is President and Chief Executive Officer of Empire Company Limited. He has been a Scotiabank director since August 31, 1999, and currently sits on the Audit Committee.	Richard E. Waugh*
Mr. Waugh is President of Scotiabank. He was appointed a Scotiabank director on March 25, 2003. He is also a director of several of the Bank’s subsidiaries and affiliates.
*Appointed President and Chief Executive Officer, Scotiabank, subsequent to year end.

Honorary Directors*

Lloyd I. Barber, C.C., S.O.M., LL.D., Ph.D.
Regina Beach, Saskatchewan

Malcolm R. Baxter
Saint John, New Brunswick

Bruce R. Birmingham
Oakville, Ontario

E. Kendall Cork
Hillsburgh, Ontario

The Honourable Henry N.R. Jackman
Toronto, Ontario	John J. Jodrey, C.M., D.C.L.
Hantsport, Nova Scotia

The Right Honourable Lord Keith
of Castleacre, Norfolk, England

Gordon F. MacFarlane, O.B.C., LL.D.
Surrey, British Columbia

Donald Maclaren
Ottawa, Ontario

Gerald J. Maier
Calgary, Alberta

Malcolm H.D. McAlpine
Herts, England	H. Harrison McCain, C.C., LL.D.
Florenceville, New Brunswick

Ian McDougall
Lynbrook, New York

William S. McGregor
Edmonton, Alberta

David E. Mitchell, O.C.
Calgary, Alberta

David Morton
Westmount, Quebec

Sir Denis Mountain, Bt.
London, England	Helen A. Parker Sidney, British Columbia Paul J. Phoenix Burlington, Ontario Robert L. Pierce, Q.C. Calgary, Alberta David H. Race Toronto, Ontario	Cedric E. Ritchie, O.C. Toronto, Ontario Thomas G. Rust, C.M., LL.D. Vancouver, British Columbia Isadore Sharp, O.C. Toronto, Ontario Marie Wilson, Q.C. Toronto, Ontario
* Honorary Directors do not attend meetings of the Board.

For more information go to www.scotiabank.com

2003 Scotiabank Annual Report	25

Executive Officers

Executive Officers
 As at October 31, 2003

Richard E. Waugh* President *Appointed President and CEO, Scotiabank subsequent to year end.

Robert W. Chisholm Vice-Chairman, Scotiabank & President and CEO, Domestic Banking & Wealth Management	W. David Wilson Vice-Chairman, Scotiabank & Chairman and CEO Scotia Capital	Robert L. Brooks Senior Executive Vice-President Treasury & Operations	Sarabjit S. Marwah Senior Executive Vice-President & Chief Financial Officer	Deborah M. Alexander Executive Vice-President, General Counsel & Secretary

Peter C. Cardinal Executive Vice-President Latin America	Alberta G. Cefis Executive Vice-President Retail Lending Services	Sylvia D. Chrominska Executive Vice-President Human Resources	Tim P. Hayward Executive Vice-President & Chief Administrative Officer International Banking	Chris J. Hodgson Executive Vice-President Wealth Management

Dieter W. Jentsch Executive Vice-President Commercial Banking	Stephen D. McDonald Executive Managing Director Scotia Capital and U.S. Country Head	Margaret (Peggy) J. Mulligan Executive Vice-President Systems & Operations	Robert H. Pitfield Executive Vice-President International Banking	Brian J. Porter Executive Managing Director & Head of Canadian Capital Structuring, Scotia Capital

C. John Schumacher Executive Managing Director & Head of Global Trading, Scotia Capital	Luc A. Vanneste Executive Vice-President & Chief Auditor	Albert E. Wahbe Executive Vice-President Electronic Banking	Warren K. Walker Executive Vice-President Global Credit Risk Management	John A. Young Executive Vice-President, Domestic Branch Banking

26	2003 Scotiabank Annual Report

Management’s Discussion & Analysis

Management’s Discussion and Analysis
of Financial Condition and
Results of Operations

28	Caution Regarding Forward-Looking Statements
28	Controls and Procedures
29	Summary of Critical Accounting Policies

Group Financial Performance

30	Net Income
30	Total Revenue
30	Net Interest Income
30	Assets and Liabilities
32	Other Income
34	Non-interest Expenses and Productivity
34	Taxes
36	Credit Quality
38	Capital Management

Business Lines

41	Overview
42	Domestic Banking
48	International Banking
51	Scotia Capital

Risk Management

54	Overview
54	Credit Risk
56	Market Risk
59	Liquidity Risk
60	Off-Balance Sheet Arrangements
62	Operational Risk
63	Reputational Risk
63	Environmental Risk

Supplementary Data

64	Credit Risk
69	Capital
70	Other Information

2003 Scotiabank Annual Report	27

Management’s Discussion & Analysis

Caution Regarding Forward-Looking Statements

This document includes forward-looking statements which are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These statements include comments with respect to our objectives, strategies, expected financial results (including those in the area of risk management), and our outlook for our businesses and for the Canadian, U.S. and global economies.

     By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. The Bank cautions readers not to place undue reliance on these statements, as a number of important factors could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the economic and financial conditions in Canada and globally, fluctuations in interest rates and currency values, liquidity, regulatory developments in Canada and elsewhere, technological developments, consolidation in the Canadian financial services sector, competition, judicial and regulatory proceedings, the possible impact of international conflicts and other developments, including terrorist acts and the war on terrorism, and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, business financial condition or liquidity.

     The Bank cautions that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank, investors and others should carefully consider the foregoing factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

Controls and Procedures

As of October 31, 2003, the Bank’s management evaluated the effectiveness of the design and operation of its disclosure controls and procedures (disclosure controls) and internal controls over financial reporting (internal controls), as defined under rules adopted by the U.S. Securities and Exchange Commission. This evaluation was performed under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

     Disclosure controls are procedures designed to ensure that information required to be disclosed in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis, and is accumulated and communicated to the Bank’s management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Internal controls are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. This permits the preparation of the Bank’s consolidated financial statements in accordance with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions Canada.

     The Bank’s management, including the Chief Executive Officer and the Chief Financial Officer, does not expect that the Bank’s disclosure controls or internal controls will prevent or detect all error and all fraud. Because of the inherent limitations in all control systems, an evaluation of controls can provide only reasonable, not absolute assurance, that all control issues and instances of fraud or error, if any, within the Bank have been detected.

     Based on the evaluation of disclosure controls and internal controls, the Chief Executive Officer and the Chief Financial Officer have concluded that, subject to the inherent limitations noted above:

•	the Bank’s disclosure controls are effective in ensuring that material information relating to the Bank is made known to management on a timely basis, and is included as appropriate in this annual report; and

•	the Bank’s internal controls are effective in providing reasonable assurance that the Bank’s consolidated financial statements are fairly presented in accordance with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions Canada.

     To the best of management’s knowledge and belief, no change in internal controls occurred during the financial year ended October 31, 2003, that has materially affected, or is reasonably likely to materially affect, internal controls.

28	2003 Scotiabank Annual Report

Management’s Discussion & Analysis

Summary of Critical Accounting Policies

The Bank’s accounting policies are integral to understanding and interpreting the financial results reported in this annual report. The significant accounting policies used in preparing the Bank’s consolidated financial statements are summarized in Note 1 to those statements. Certain of those policies are considered to be particularly important to the presentation of the Bank’s financial position and results of operations, because they require management to make difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain. The following is a discussion of those policies.

Allowance for credit losses

The allowance for credit losses represents management’s estimate of the probable incurred losses inherent in the portfolio of deposits with banks, loan substitute securities, securities purchased under resale agreements, loans, acceptances, and other indirect credit commitments, such as letters of credit and guarantees. Management undertakes regular reviews of credit quality to determine the adequacy of the allowance for credit losses. This determination involves estimates and judgments at many levels, including identifying credits that are impaired, and considering factors specific to individual credits, as well as the impact of portfolio characteristics and risks. Changes in these estimates, or using different but also reasonable judgments and estimates, could have a direct impact on the provision for credit losses and could result in a change in the related allowance.

     In determining specific allowances applicable to individual credit exposures, management must first form a judgment as to whether a loan is impaired, and then as to its estimated net realizable value, based on available evidence about the individual borrower. This process requires management to make a number of significant judgments and estimates, including estimates as to the amount and timing of future cash flows, the fair value of any underlying security, costs of realization, observable market prices, and expectations about the future prospects of the borrower and any guarantors.

     Specific allowances for homogenous portfolios, including credit card loans, certain personal loans, and certain international residential mortgages are determined on a group basis. This process involves estimating the probable losses inherent in the portfolio, using a formula method that takes into account recent loss experience of the portfolio.

     The general allowance is intended to estimate probable incurred losses inherent in the loan portfolio that have not yet been identified on an item-by-item basis. Many factors can affect management’s estimate of the required level of the general allowance, including risk rating migrations, the volatility of default probabilities, loss severity in the event of default, and exposure at default. Management considers observable data, such as economic trends and business conditions, portfolio concentrations, and recent trends in volumes and severity of delinquencies, in forming a judgment as to the quantum of any adjustments required to the general provision.

Fair value of financial instruments

Financial instruments held for trading purposes, including trading securities and derivatives, are carried at fair value, with changes in fair value recorded in the income statement. Most trading securities are recorded at quoted market prices. Trading derivatives, which include derivatives transacted with customers to accommodate their risk management needs and derivatives used to generate trading income from the Bank’s proprietary trading positions, are recorded at quoted market prices, where available. Where quoted market prices are not available, fair values are determined using other valuation techniques, including discounted cash flow and option pricing models that are based on independently sourced market interest rate yield curves, foreign currency rates and option volatility factors. Management applies judgment in the selection of the models and the various inputs, as well as in the determination of any valuation adjustments to cover future risks and related costs. Any imprecision in these estimates can affect the recorded fair value.

Other than temporary impairment of investment securities

Investment securities comprise debt and equity securities held for liquidity and longer-term investment. Investment securities are held at cost or, in the case of debt securities, at amortized cost. In circumstances where management determines that an other-than-temporary impairment of an investment security has occurred, the carrying value of the security is written down to its estimated net realizable value. This determination involves a number of judgments and estimates.

     Management’s judgment as to the existence of an other-than-temporary impairment takes into account the length of time that the market value of a security has been below its carrying value, prospects for recovery in market value, and factors such as the company’s financial condition and future prospects. Once management has determined that the security has suffered an other-than-temporary decline in value, management must form a judgment as to the estimated net realizable value of the security. In making this estimate, management considers all of the data gathered during the impairment evaluation process, as well as its plans and actions for the security.

     If different judgments and estimates were used, the determination of which securities have suffered an other-than-temporary impairment and the amount of any associated impairment charge could differ from the amounts actually recorded.

2003 Scotiabank Annual Report	29

Management’s Discussion & Analysis

Group Financial Performance

Net Income

Scotiabank reported net income of $2,477 million in 2003, up 38% from last year. Excluding the charges related to Argentina in 2002, underlying earnings growth was $140 million or 6%. The year-over-year growth was principally due to lower credit losses and growth in business volumes, partially offset by the negative impact of foreign currency translation due to the stronger Canadian dollar.

Total Revenue

Total revenue (on a taxable equivalent basis)(1) was $10,443 million, a reduction of $442 million or 4% this year. Excluding the negative impact of foreign currency translation ($550 million), and the sales of the domestic merchant acquirer business ($175 million) and Scotiabank Quilmes in Argentina ($36 million) last year, revenues rose by 3%, with solid underlying growth in Domestic Banking and in many parts of the Bank’s international operations, most notably in Mexico, Jamaica and other units in the Caribbean. This was partially offset by narrower U.S. dollar funding margins.

Net Interest Income

Net interest income was $6,428 million (on a taxable equivalent basis), a reduction of $515 million or 7% from 2002, following a decrease in average assets of $8.3 billion and a compression of the margin. Excluding foreign currency translation and the sale of Scotiabank Quilmes in Argentina last year, there was an underlying decrease of 1%.

     The Bank’s net interest margin (net interest income as a percentage of average assets) (TEB) was 2.23% in 2003, a reduction of 11 basis points from the previous year. The majority of this resulted from a decline in U.S. dollar funding margins from last year’s record levels. The Canadian margin also fell slightly year over year.

     Canadian currency net interest income was $3,720 million, an increase of $193 million or 5%, entirely driven by substantial asset growth in Domestic Banking. This was partially offset by a small compression in the margin, caused by lower net interest revenues from trading activities and a narrower spread between fixed rate loans and wholesale funding.

     Foreign currency net interest income of $2,708 million fell $708 million year over year, of which $365 million was from foreign currency translation and $56 million from the sale of Scotiabank Quilmes in Argentina in 2002. The remaining decline was due to narrower U.S. dollar funding margins, and a reduction in U.S. corporate lending volumes. Partially offsetting these were volume and margin growth in Jamaica and Mexico.

Outlook

Canadian currency net interest income is expected to increase in 2004, mainly from volume growth. Foreign currency net interest income is anticipated to decline slightly, entirely from the ongoing negative impact of foreign currency translation. However, this is partly offset by expected wider funding spreads and growth in the Caribbean and Mexico.

Assets and Liabilities

Assets

Average loans and acceptances (excluding resale agreements) were $158 billion in 2003, a reduction of $1 billion from the prior year. However, excluding foreign currency translation, there was an underlying increase of $4 billion. This was driven by strong growth in residential mortgages and personal lending in Domestic Banking, partially offset by a reduction in corporate lending in the U.S.

     Domestic retail lending was up 9.5% in 2003. Adjusted for securitizations, the underlying growth in average retail lending in Canada was a substantial 10%. Canadian residential mortgages increased 9%, due to robust housing markets, as well as innovative products introduced by the Bank, such as the Ultimate Variable Rate™ mortgage, which continued to be popular with customers. The Bank’s mortgage market share increased by 22 basis points, the second consecutive year of strong market share gains. Both our ScotiaLine® and ScotiaLine® VISA volumes grew in excess of 20% year over year, the latter experiencing its fourth consecutive year of substantial growth.

     In Scotia Capital, U.S. corporate loan volumes dropped significantly as a result of more selective lending and from

(1)	The Bank, like many banks, analyzes revenues, net interest margin on total average assets, and the productivity ratio, on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities and recorded in the consolidated financial statements on a GAAP basis to an equivalent before-tax basis. The corresponding offset is made in the provision for income taxes. Management believes that this basis for measurement provides a uniform comparability of net interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. This use of TEB results in measures that are different from comparable GAAP measures, and may not be the same as measures presented by other companies. The amount of the taxable equivalent adjustment is shown in Table 6 on page 35.

30	2003 Scotiabank Annual Report

Management’s Discussion & Analysis

Table 1 Average balance sheet and interest margin(1)

	2003		2002

Taxable equivalent basis	Average	Average	Average	Average
For the fiscal years ($ billions)	balance	rate	balance	rate

Assets
Interest-bearing deposits with banks	$16.2	2.72%	$17.3	3.31%
Securities	58.3	5.38	59.8	5.61
Loans:
Residential mortgages	57.9	5.93	54.8	6.29
Personal and credit cards	24.5	8.09	21.2	8.54
Business and governments	67.3	5.44	74.7	5.86
Securities purchased under resale agreements	27.8	3.13	32.4	3.31

	177.5	5.60	183.1	5.85

Total earning assets	252.0	5.37	260.2	5.63
Customers’ liability under acceptances	8.0	—	8.6	—
Other assets	28.5	—	28.1	—

Total assets	$288.5	4.69%	$296.9	4.93%

Liabilities and shareholders’ equity
Deposits:
Personal	$75.9	2.93%	$75.2	3.27%
Business and governments	89.3	2.88	91.5	2.60
Banks	25.2	1.70	27.2	2.50

	190.4	2.74	193.9	2.85

Obligations related to securities sold under repurchase agreements	30.8	3.54	34.7	3.78
Subordinated debentures	3.2	4.35	4.7	4.37
Other interest-bearing liabilities	15.5	4.17	14.7	4.49

Total interest-bearing liabilities	239.9	2.96	248.0	3.10
Other liabilities including acceptances	33.9	—	34.1	—
Shareholders’ equity	14.7	—	14.8	—

Total liabilities and equity	$288.5	2.46%	$296.9	2.59%

Net interest margin		2.23%		2.34%

(1)	Average of daily balances.

Table 2 Volume/rate analysis of changes in net interest income

	2003 versus 2002			2002 versus 2001
	Increase (decrease) due to change in:			Increase (decrease) due to change in:

Taxable equivalent basis	Average	Average	Net	Average	Average	Net
For the fiscal years ($ millions)	volume	rate	change	volume	rate	change

Net interest income
Assets	$(411)	$(701)	$(1,112)	$1,232	$(3,809)	$(2,577)
Liabilities and shareholders’ equity	216	381	597	(647)	3,737	3,090

Total	$(195)	$(320)	$(515)	$585	$(72)	$513

2003 Scotiabank Annual Report	31

Management’s Discussion & Analysis

foreign currency translation. Volumes also fell in both Canadian and European corporate lending portfolios.

     Personal lending in the Caribbean declined by 4%. However, excluding the effect of foreign currency translation, it rose by 7%, and personal loans and credit cards doubled over the course of the year in Scotiabank Inverlat.

     Average other earning assets (excluding lending business) fell by $7 billion from 2002. These assets include securities, funds on deposits with other banks (used primarily to maintain liquidity) and securities resale agreements. The majority of this decrease was in securities resale agreements in Scotia Capital.

Liabilities

     Liabilities declined by $10 billion, entirely from the $21 billion negative impact of foreign currency translation. Average deposits totaled $190 billion in 2003, a decrease of $3.5 billion from last year.

     Canadian currency personal deposits grew by $3 billion, primarily from the continued popularity of the Money Master® High Interest Savings Account which offers the highest savings account rate among the major banks. As a result, our personal savings and chequing market share rose by approximately 69 basis points this year. The Bank recently introduced the 3-year and 5-year Ultimate™ GICs which combine the benefits of a long-term GIC with the flexibility of a cashable GIC.

     The Bank continued to be successful in growing business deposits. A Money Master for business™ account was introduced during 2003 and current account deposits grew by 10%, the ninth consecutive year of double-digit growth.

Outlook

In 2004, asset and deposit growth is expected in Canada and in our international operations.

Other Income

Other income was $4,015 million in 2003, an increase of $73 million or 2% from last year. Excluding the impact of foreign currency translation and the sales of the domestic merchant acquirer business and Scotiabank Quilmes in Argentina last year, the year-over-year growth in other income was substantially higher at $413 million or 11%.

     Card revenues fell $76 million in 2003. After excluding the impact of foreign currency translation and the sale of businesses, growth was $36 million, primarily from the maturity of certain credit card securitizations and higher revenues in Scotiabank Inverlat.

     Fees from deposit and payment services of $593 million were $37 million or 7% higher than last year. Retail and current account service charges and ABM revenues in Domestic Banking were the main contributors to this increase, as a result of fee increases and higher transaction volumes, partially resulting from an increase in the number of ABMs.

     Mutual fund fees were 8% lower year over year at $161 million, mainly from a reduction in average mutual fund balances in Canada.

     Revenues from investment, brokerage and trust services fell by $18 million to $455 million, entirely from lower retail brokerage commissions. However, customer trading activity and retail brokerage commissions picked up in the last quarter of the year.

     Credit fees rose to a record $684 million in 2003, notwithstanding the negative impact of foreign currency translation. Higher syndication and letters of credit/guarantee fees more than offset a decline in standby and acceptance fees.

     Trading revenues of $501 million increased a substantial $62 million from the prior year, primarily as a result of strong securities trading results. Record revenues were achieved in foreign exchange and precious metals. Investment banking performed extremely well in 2003, with revenues of $673 million, an increase of 14% from last year, including a record performance in underwriting.

     Net gains on the sale of investment securities fell by $20 million from the prior year, although they remained significant at $159 million. The Bank took advantage of falling interest rates at various times in the year to realize bond gains, although these were below the record gains in 2002. As well, there were substantially lower writedowns of equity and merchant banking investments in 2003.

     Securitization revenues of $140 million were $22 million below the previous year following the maturity of certain credit card and revolving credit securitizations. This reduction was offset by higher fee-based revenues and an increase in net interest income.

     The remaining categories of other income increased by $128 million year over year, from higher gains on credit default swaps and growth in insurance revenues. As well, included in 2002 was a charge of $87 million related to Argentina.

Outlook

     Steady growth is expected in most of the fee-based revenues in Domestic Banking, International Banking and Scotia Capital. As well, the trading businesses are planned to grow.

32	2003 Scotiabank Annual Report

Management’s Discussion & Analysis

Table 3 Other income

							2003
							versus
For the fiscal years ($ millions)	2003	2002		2001	2000	1999	2002

Card revenues	$204	$280		$211	$116	$133	(27)%
Deposit and payment services
Deposit services	479	445		456	433	402	8
Other payment services	114	111		105	75	67	3

	593	556		561	508	469	7

Mutual funds	161	174		161	131	115	(8)
Investment management, brokerage and trust
Retail brokerage	280	304		317	389	273	(8)
Investment management and custody	53	32		33	85	97	64
Personal and corporate trust	122	137		127	128	119	(11)

	455	473		477	602	489	(4)

Credit fees
Commitment and other credit fees	565	540		504	512	438	5
Acceptance fees	119	131		136	120	105	(9)

	684	671		640	632	543	2

Trading revenues	501	439	(1)	447	326	291	14
Investment banking
Underwriting fees and other commissions	472	405		352	278	268	17
Foreign exchange and other	201	187		246	152	147	7

	673	592		598	430	415	14

Net gain on investment securities	159	179	(1)	217	358	343	(11)
Securitization revenues	140	162		220	206	155	(13)
Other	445	317	(1)	447	274	230	41

Total before the undernoted	4,015	3,843		3,979	3,583	3,183	4
Gains on sale of businesses	—	99		92	82	—	(100)

Total other income	$4,015	$3,942		$4,071	$3,665	$3,183	2%

Percentage increase (decrease) over previous year	2%	(3)%		11%	15%	11%

(1)	The following items were impacted by Argentine charges — trading revenues included a gain of $4, net gain on investment securities included a charge of $20 and other included a charge of $87. Refer to Table 26 on page 70.

Table 4 Trading revenue

Taxable equivalent basis
For the fiscal years ($ millions)	2003	2002	2001	2000	1999

Reported in other income
Securities trading	$78	$(36)	$92	$108	$67
Foreign exchange and precious metals trading	281	257	216	148	150
Derivative and other trading	142	218	139	70	74

	501	439	447	326	291
Reported in net interest income	301	337	190	126	85

Total trading revenue	$802	$776	$637	$452	$376

% of total revenues (net interest income plus other income)	7.7%	7.1%	6.1%	5.0%	4.7%

2003 Scotiabank Annual Report	33

Management’s Discussion & Analysis

Non-interest Expenses and Productivity

Non-interest expenses totalled $5,731 million in 2003, a decrease of $243 million or 4% from 2002. Adjusting for the impact of foreign currency translation, the sales last year of the domestic merchant acquirer business and Scotiabank Quilmes, and expense recoveries in 2002 related to prior years’ tax credits, operating expenses grew by $329 million or 6% over 2002.

     Salaries and staff benefits — which comprise almost 60% of total non-interest expenses — were essentially flat year over year, increasing by $17 million or less than one per cent. Adjusting for the factors noted above, salaries and staff benefits increased $216 million or 7% in 2003. This arose from normal growth in employee salaries, accompanied by higher performance and stock-based compensation because of the Bank’s strong overall performance, as well as the substantial 43% increase in the Bank’s share price in 2003.

     Pension expenses were also higher year over year because of lower asset values and a reduction in the assumed rate of return on pension assets. The Bank’s pension plans remained in a surplus position of $182 million at October 31, 2003.

     Premises and technology expenses declined $27 million or 2%. However, adjusting for the factors noted above, expenses increased $76 million or 7%. The largest contributor to the growth was higher technology-related spending on initiatives to upgrade both the domestic and international branch operations. These upgrades are intended to replace older technology platforms with newer systems that will position us to offer new products, enhance customer service or achieve further efficiencies. In addition, the Bank outsourced its cheque processing operations to Symcor in 2003 to take advantage of scale and new technologies. These outsourcing expenses are reported in technology spending rather than in several other categories, such as salaries, depreciation and other expenses.

     Most of the remaining expenses were lower or relatively flat compared to 2002, as increases related to volume growth and business initiatives were more than offset by the impact of foreign currency translation and the sale of businesses. However, the Other Expenses category rose 7% from last year, mainly reflecting higher litigation expenses in 2003 and the tax credits received in 2002 related to prior years.

     The Bank’s consistent focus on expense control continues to be reflected in its industry-leading productivity ratio of 54.9%, which was unchanged from last year.

Outlook

A moderate increase in operating expenses is expected in 2004. The Bank will continue to invest in technology and new products while maintaining its cost control discipline. It is anticipated that the productivity ratio will remain below the target of 58%.

Taxes

The Bank is subject to a variety of taxes, including direct taxes on income by Canadian federal and provincial governments and the governments of foreign jurisdictions in which the Bank operates, and several indirect taxes. Provision for income taxes (taxable equivalent basis) and other taxes were $1.5 billion in 2003, an increase of $155 million from last year.

     The overall increase in taxes occurred almost entirely in the provision for income taxes because of an increase in the Bank’s pre-tax earnings. However, the Bank’s effective tax rate for the year was 22.2%, a decline from 23.0% in 2002, primarily due to a 2.0% reduction in the Canadian federal and provincial tax rates, and higher tax-exempt dividend income. These tax savings were partly offset by a lower relative contribution from international subsidiaries with lower effective tax rates, mainly because of the impact of the stronger Canadian dollar.

     Indirect taxes totaled $393 million in 2003, a reduction of $38 million year over year. This was largely from the sale of Scotiabank Quilmes last year, the full-year impact of a reduction in CDIC premiums in 2002, and lower expenses in Inverlat.

Outlook

We anticipate that the Bank’s effective tax rate will decline in 2004.

34	2003 Scotiabank Annual Report

Management’s Discussion & Analysis

Table 5 Non-interest expenses and productivity

						2003
						versus
For the fiscal years ($ millions)	2003	2002	2001	2000	1999	2002

Salaries and staff benefits
Salaries	$2,921	$2,925	$2,856	$2,594	$2,297	—%
Pension and other staff benefits	440	419	364	350	330	5

	3,361	3,344	3,220	2,944	2,627	1

Premises and technology
Net premises rent	180	192	200	179	187	(6)
Premises repairs and maintenance	44	53	49	39	39	(17)
Property taxes	56	57	59	55	61	(2)
Computer equipment, software and data processing	498	456	404	309	328	9
Depreciation	208	243	243	267	254	(14)
Other premises costs	170	182	178	146	138	(7)

	1,156	1,183	1,133	995	1,007	(2)

Communications
Telecommunications	68	74	75	62	66	(8)
Stationery, postage and courier	183	207	210	190	175	(12)

	251	281	285	252	241	(11)

Advertising and business development
Advertising and promotion	103	105	118	90	87	(2)
Travel and business development	96	103	99	86	79	(7)

	199	208	217	176	166	(4)

Professional	141	136	157	150	143	4

Business and capital taxes
Business taxes	90	118	121	83	115	(25)
Capital taxes	54	50	87	93	91	8

	144	168	208	176	206	(15)

Other
Employee training	37	42	43	34	28	(10)
Amortization of goodwill and other intangibles	29	28	52	28	23	1
Other	382	347	347	398	335	11

	448	417	442	460	386	8

Total before the undernoted	5,700	5,737	5,662	5,153	4,776	(1)
Loss on disposal of subsidiary operations(1)	31	237	—	—	—	(87)
Restructuring provisions following acquisitions	—	—	—	(34)	(20)	—

Total non-interest expenses	$5,731	$5,974	$5,662	$5,119	$4,756	(4)%

Productivity ratio (TEB)	54.9%	54.9%	53.9%	56.5%	59.3%

(1)	Refer to Table 26 on page 70.

Table 6 Taxes

						2003
						versus
For the fiscal years ($ millions)	2003	2002	2001	2000	1999	2002

Income taxes
Provision for income taxes(1)	$784	$601	$876	$990	$867	30%
Taxable equivalent adjustment	278	268	230	194	163	4

Provision for income taxes (TEB)	1,062	869	1,106	1,184	1,030	22

Other taxes
Payroll taxes	139	149	149	146	143	(6)
Business and capital taxes	144	168	208	176	206	(15)
Goods and services and other	110	114	110	107	113	(2)

Total other taxes	393	431	467	429	462	(9)

Total taxes(2)	$1,455	$1,300	$1,573	$1,613	$1,492	12%

(1)	Includes provision for (recovery of) income tax related to Argentine charges of $3 (2002 — $(254); 2001 — $(38)). Refer to Table 26 on page 70.

(2)	Comprised of $960 of Canadian taxes (2002 — $818; 2001 — $1,043; 2000 — $1,175; 1999 — $1,017) and $495 of foreign taxes (2002 — $482; 2001 — $530; 2000 — $438; 1999 — $475).

2003 Scotiabank Annual Report	35

Management’s Discussion & Analysis

Credit Quality

Impaired Loans

Net impaired loans after deducting the general allowance were $47 million as at October 31, 2003, a significant decrease of $573 million from a year ago. The largest declines were in U.S. corporate lending, reflecting an improvement in credit conditions for certain borrowers, and actions taken by the Bank. There was also a decline in International Banking due to foreign currency translation and a reclassification of foreclosed assets from impaired loans to other assets in accordance with a new CICA accounting standard. These reductions were partially offset by an increase of $209 million in Scotia Capital Europe.

     As shown in the chart at the right, net impaired loans as a percentage of loans and acceptances were 0.03% at October 31, 2003, much lower than 0.32% a year ago.

     In Domestic Banking in Canada, the retail loan portfolio remained in excellent condition throughout the year. The commercial business loan portfolio improved slightly during the year as gross impaired loans fell by $41 million to $184 million.

     In International Banking, gross impaired loans declined by $455 million. Of this decline, $388 million was in Latin America, reflecting a lower level of problem loans in Mexico, El Salvador and Chile, as well as a reduction in cross-border loans to Argentina. There were smaller decreases in the Caribbean, Asia and Europe. The International loan portfolio remains in good condition.

     In Scotia Capital, credit conditions improved in the U.S. portfolio, particularly in the cable & telecommunications and power & energy trading sectors. As a result, U.S. gross impaired loans decreased by $604 million to $1,084 million. The impaired loans in Europe increased by $273 million to $386 million as the loan portfolio came under some pressure in 2003. The impaired loans in Canada also rose to $199 million from $127 million.

Specific provision for credit losses

In 2003, the specific provision for credit losses was $893 million, a significant improvement from $2,029 million last year. Excluding the provision of $454 million in 2002 related to the Bank’s exposure to Argentina and reversals of $64 million in 2003 related to Argentine cross-border loans, the underlying provision for credit losses was $957 million this year, a sharp reduction from the underlying provision of $1,575 million last year.

     Domestic Banking provisions were $272 million, a decrease of $10 million from last year, as credit quality remained strong in both the retail and commercial loan portfolios.

     In International Banking, provisions were $73 million. Excluding the provision of $454 million in 2002 related to the Bank’s exposure to Argentina, and reversals of $64 million in 2003 related to Argentine cross-border loans, provisions were $137 million, up from $69 million in 2002. This arose mainly because of lower recoveries in Scotiabank Inverlat in Mexico and higher provisions in the Caribbean, partly reflecting loan growth in recent years.

     In Scotia Capital, the specific provisions were $549 million, a substantial decline of $698 million from 2002. This reduction was entirely in the U.S. portfolio as the concerns in the cable & telecommunications and power & energy trading sectors subsided because of better credit conditions, including more robust capital markets. However, loan losses rose in Europe by $76 million to $155 million and in Canada from $37 million to $124 million, following a deterioration in a small number of accounts.

General allowance

The general allowance for credit losses remained unchanged during 2003 at $1,475 million or 0.95% of risk-weighted assets.

Outlook

In 2004, a continuation of the positive trends noted in the past year, particularly in Scotia Capital’s U.S. portfolio, is dependent on the ongoing economic recovery and strong capital markets. In Canada, there is some uncertainty about the effects on our borrowers of the rapid appreciation of the Canadian dollar and a number of unusual events that occurred in 2003. However, given recent trends, the Bank’s overall provision for credit losses in 2004 is expected to be lower than in 2003.

36	2003 Scotiabank Annual Report

Management’s Discussion & Analysis

Table 7 Impaired loans by business line(1)

	2003

		Allowance
		for credit
As at October 31 ($ millions)	Net	losses(2)	Gross	2002	2001	2000	1999

Domestic
Retail	$102	$(190)	$292	$287	$258	$270	$332
Commercial	59	(125)	184	225	332	343	396

	161	(315)	476	512	590	613	728

International(2)
Latin America	102	(505)	607	995	1,587	432	248
Caribbean	199	(106)	305	329	283	261	229
Asia	51	(91)	142	164	302	341	285
Europe	36	(27)	63	84	63	66	55

	388	(729)	1,117	1,572	2,235	1,100	817

Scotia Capital
Canada	80	(119)	199	127	203	111	127
United States	650	(434)	1,084	1,688	1,280	865	694
Other	243	(143)	386	113	156	76	39

	973	(696)	1,669	1,928	1,639	1,052	860

Gross impaired loans			3,262	4,012	4,464	2,765	2,405
Allowance for credit losses — specific and country risk(2)		(1,740)		(1,917)	(2,730)	(1,526)	(1,261)

	1,522			2,095	1,734	1,239	1,144
Allowance for credit losses — general	(1,475)	(1,475)		(1,475)	(1,475)	(1,300)	(1,300)

Net impaired loans after general allowance	$47			$620	$259	$(61)	$(156)

Net impaired loans as a % of loans and acceptances	0.03%			0.32%	0.14%	(0.03)%	(0.10)%
Allowance for credit losses as a % of gross impaired loans		99%		85%	94%	102%	107%

(1)	Interest recorded as income on impaired loans was $31 (2002 — $38; 2001 — $55; 2000 — $62; 1999 — $28). This amount related to the international portfolios.

(2)	Includes designated emerging market gross impaired loans and offsetting country risk provision of $21 at October 31, 2003 (2002 — $25; 2001 — $25; 2000 — $24; 1999 — $25).

Table 8 Provisions for credit losses

For the fiscal years ($ millions)	2003		2002		2001	2000	1999

Specific provisions for credit losses
Net specific provisions	$1,057		$2,198		$1,373	$878	$623
Recoveries	(164)		(169)		(123)	(113)	(138)

Net specific provisions for credit losses	893	(1)	2,029	(1)	1,250	765	485
General provision	—		—		175	—	150	(2)

Total net provisions for credit losses	$893		$2,029		$1,425	$765	$635

(1)	Excluding reversals of credit losses (2002 — provision for credit losses) related to Argentina, net specific provisions were $957 in 2003 (2002 — $1,575).

(2)	Refer to footnote (1) on page 118.

2003 Scotiabank Annual Report	37

Management’s Discussion & Analysis

Capital Management

Scotiabank’s sizable capital base contributes to its safety, fosters strong investor confidence, supports its high credit ratings and enables the Bank to capitalize on growth opportunities.

     Capital is a critical and strategic resource, so it is actively managed by the Bank. Adjustments to our capital structures are made based on changes to the balance sheet and risk-weighted assets, the cost of various types of capital, desired leverage, future investment plans and impact on shareholder returns. The Bank continues to successfully balance the competing requirements of regulators, rating agencies, shareholders and depositors.

The components of capital

Capital adequacy for Canadian banks is governed by the requirements of the Office of the Superintendent of Financial Institutions (OSFI). These requirements are consistent with the international standards set by the Bank for International Settlements (BIS).

     Under these standards, bank regulatory capital consists of two components — Tier 1 capital and Tier 2 capital. Tier 1 capital consists primarily of common shareholders’ equity, trust securities and non-cumulative preferred shares. Tier 2 capital consists mainly of subordinated debentures and a portion of the general allowance. While both components provide important support for banking operations and protection for depositors, Tier 1 capital, representing more permanent forms of capital, is of particular importance to regulators, financial markets and investors.

Tier 1 Capital

Tier 1 capital grew by a moderate $0.3 billion in the year to $16.7 billion.

•	Retained earnings rose by $1.35 billion. Earnings (net of dividends) of $1.58 billion were reduced by the $220 million premium paid on the purchase of common shares and redemption of preferred shares.

•	As well, shareholders’ equity declined by $1.2 billion due to unrealized foreign currency translation losses caused by the strengthening of the Canadian dollar.

•	The non-controlling interest in subsidiaries increased by $414 million primarily due to the issuance of $750 million in Scotiabank Trust Securities (BaTS II). This was partially offset by the $366 million reduction in non-controlling interest arising from the acquisition of an additional 36% of Scotiabank Inverlat.

•	Partly offsetting the above increases were the redemptions of the Series 8 and 9 non-cumulative preferred shares during the year, amounting to $475 million.

     Scotiabank has a solid record of internal capital generation, among the highest of the Canadian banks. During the past seven years, the Bank generated $8.3 billion in internal capital as a result of record income levels.

Tier 2 Capital

Tier 2 capital decreased by $0.9 billion in 2003 due to the redemption or maturity of three debenture issues during the year.

Capital ratio

Capital adequacy is measured by capital ratios, which are calculated by dividing capital by risk-weighted assets. Successful capital management requires careful and close attention to both the capital base and risk-weighted assets.

     Scotiabank’s Tier 1 ratio rose substantially to 10.8% as at October 31, 2003, an increase of 90 basis points from the previous year. The total capital ratio grew by 50 basis points to 13.2%, notwithstanding the maturity or redemption of three debenture issues. Both ratios remained among the highest of the major Canadian banks. More importantly, the Bank’s ratio of tangible common equity (which is comprised of common equity less unamortized goodwill and intangible assets) to risk-weighted assets at year end was 8.9%, 60 basis points higher than a year ago, remaining the strongest of the major Canadian banks and very good by any standards.

Dividends

Our very strong capital position allowed us to increase dividends twice in 2003, resulting in a year-over-year increase of 16%. Furthermore, a dividend increase of 6 cents to 50 cents per share was announced effective in January, 2004. With this increase, dividends have more than doubled since 1999, and have risen by a compound annual rate of 11.6% over the past 10 years.

     The Bank’s target dividend payout ratio was raised to 35 to 45% of earnings per share, up from 30 to 40%. Our payout ratio was 35% in 2003.

38	2003 Scotiabank Annual Report

Management’s Discussion & Analysis

Table 9 Regulatory capital

As at October 31 ($ millions)	2003	2002	2001	2000	1999

Tier 1 capital
Common shareholders’ equity	$13,814	$13,502	$12,833	$11,200	$9,631
Non-cumulative preferred shares	800	1,275	1,775	1,775	1,775
Non-controlling interest in subsidiaries(1)	2,326	1,912	1,086	729	198
Less: Goodwill	(270)	(299)	(400)	(297)	(138)

	16,670	16,390	15,294	13,407	11,466

Tier 2 capital
Subordinated debentures (net of amortization)	2,595	3,372	4,933	4,990	5,114
Eligible amount of general allowance(2)	1,352	1,448	1,442	1,171	1,067

	3,947	4,820	6,375	6,161	6,181

Less: Investments in associated corporations and other items	(209)	(250)	(329)	(539)	(742)

Total capital	$20,408	$20,960	$21,340	$19,029	$16,905

Total risk-weighted assets ($ billions)	$154.5	$165.4	$164.8	$156.1	$142.3

Capital ratios
Tier 1 capital ratio	10.8%	9.9%	9.3%	8.6%	8.1%
Total capital ratio	13.2%	12.7%	13.0%	12.2%	11.9%

(1)	Includes Scotiabank Trust Securities (BaTS), an innovative capital instrument.

(2)	Under OSFI guidelines, the general allowance was included in Tier 2 capital up to a maximum of 0.875% of risk-weighted assets. Prior to October 2001, this limit was 0.75%.

Table 10 Changes in Regulatory Capital

For the fiscal years ($ millions)	2003	2002		2001	2000	1999

Total capital, beginning of year	$20,960	$21,340		$19,029	$16,905	$16,003
Internally generated capital
Net income	2,477	1,797		2,169	1,926	1,551 (1)
Preferred and common share dividends	(901)	(837)		(729)	(604)	(537)

	1,576	960		1,440	1,322	1,014
External financing
Debentures (net of amortization)	(777)	(1,561)		(57)	(124)	(25)
Preferred shares	(475)	(500)		—	—	—
Innovative Tier 1 capital instruments(2)	750	750		—	500	—
Common shares	139	82		155	87	53
Purchase of shares and premium on redemption	(220)	(154)		—	—	—

	(583)	(1,383)		98	463	28
Other
Net unrealized foreign exchange translation gains (losses)(3)	(1,176)	(137	)(4)	79	163	(160)
Non-controlling interest in subsidiaries	(336)	76		357	31	25
Other(5)	(33)	104		337	145	(5)

	(1,545)	43		773	339	(140)

Total capital generated (used)	(552)	(380)		2,311	2,124	902

Total capital, end of year	20,408	20,960		21,340	19,029	16,905

(1)	Refer to footnote (1) on page 118.

(2)	Innovative Tier 1 capital instruments (Scotia BaTS) issued through BNS Capital Trust and Scotiabank Capital Trust.

(3)	Refer to footnote (4) on page 77.

(4)	Refer to footnote (5) on page 77.

(5)	Represents changes to eligible general allowance, regulatory capital deductions to goodwill, investments in associated corporations and securitization-related amounts, and other charges (credits) to retained earnings.

2003 Scotiabank Annual Report	39

Management’s Discussion & Analysis

Share Buyback Program

The Bank has a normal course issuer bid in place to buy back up to 25 million common shares at prevailing market prices. These purchases are used primarily to offset dilution due to shares issued under the Bank’s stock option programs.

     In fiscal 2003, we purchased 4.1 million common shares at a total cost of $227 million. The current program expires on January 5, 2004, and we expect to renew it for another year.

Gearing up to Basel II

In January 2001, the Basel Committee on Banking Supervision released a proposal to replace the 1988 accord with a more risk-sensitive framework, driven by the significant transformation that has taken place in risk management practices and financial markets. This new framework is intended to align regulatory capital requirements more closely with underlying risks, and to provide banks with incentives to improve their internal risk management practices. Notable differences from the current accord include the following:

•	Substantive changes in the treatment of credit risk. Three distinct options, from simple to advanced, were provided for banks.

•	Introduction of an explicit capital charge for operational risk.

•	Greater supervisory review of capital adequacy.

•	More disclosure of the risk profile of banks.

     This new Basel II Accord has gone through several stages of consultative processes over the past three years, during which period substantial revisions have been made to the Accord reflecting industry comments. In October 2002, the Basel Committee launched an extensive quantitative impact study involving more than 350 banks in 43 countries. This study allowed banks to perform a comprehensive assessment of how the new accord proposal would affect their organizations. The Basel Committee has since stated that the overall results were consistent with its stated objectives for reform of the regulatory capital requirements. Based on the results of this study, the Committee issued its third consultative paper in the spring of 2003, inviting industry comments by July 2003. The responses indicated that there is continued broad support for the structure of the new accord and agreement on the need to adopt a more risk-sensitive capital framework. The Basel Committee expects the new accord to be finalized in 2004.

     Scotiabank is working closely with the regulators and industry groups in the ongoing consultative processes. OSFI expects Canadian banks to prepare for a pro-forma implementation by November 2005 — one year prior to the official implementation date set by the Basel Committee. However, there has been a delay by the Basel Committee in finalizing the accord, which creates some uncertainty as to whether the planned implementation date of November 2006 can be maintained. To ensure the Bank’s preparedness for the timely implementation of the new accord, Scotiabank has established a Basel Accord Steering Committee. We are preparing to enhance the credit database and risk management systems to be compliant with the quantitative and qualitative requirements of the new accord.

Outlook

     In 2004, we will continue to maintain our industry-leading capital ratios by prudently managing the Bank’s capital levels and growth in risk-weighted assets. We also anticipate continuing to increase dividends.

40	2003 Scotiabank Annual Report

Management’s Discussion & Analysis

Business Lines

Domestic Banking

We had another solid year in Domestic Banking in 2003. Net income was $1,094 million, down $48 million or 4% year over year. After adjusting for the sale of the merchant acquirer business in 2002, earnings were up $44 million or 4%. Domestic Banking accounted for 44% of the Bank’s overall net income, and ROE was an impressive 31%. We had market share gains in retail mortgages and deposits, as well as commercial loans and deposits, thanks to innovative product offerings and competitive interest rates. In Wealth Management, Retail Brokerage revenues were up as stock markets recovered.

     Our strategy focuses on building market share and strengthening client relationships to win a greater share of their business, emphasizing service excellence, targeted sales efforts, cost control and strong execution.

International Banking

International Banking had a good year, with net income of $669 million in 2003, or 27% of the all-Bank total, an increase from $125 million last year. Excluding the 2002 charges related to Argentina, earnings were up slightly. Strong asset growth in the Caribbean and Mexico was offset by the effects of foreign currency translation. We increased our ownership position in Scotiabank Inverlat in Mexico to 91%, and made a further investment in the Dominican Republic.

     We also made good progress in instilling our customer-focused sales and service culture, and we were named best bank in Jamaica, the Dominican Republic and Mexico.

     International Banking’s strategy is to invest in high-growth markets, where we anticipate increased demand for financial services. We will continue to invest in technology and sales-focused initiatives, and expand our delivery network.

Scotia Capital

Scotia Capital had an excellent year, as net income rose to $721 million or 29% of the all-Bank total, up significantly from $380 million last year. This increase resulted from substantially lower credit losses in the U.S. portfolio. Our Canadian wholesale operations and Global Trading business also performed well.

     Our strategy for Scotia Capital remains focused on achieving a good return on capital by carefully managing credit risk, changing the business mix to reduce reliance on capital-intensive lending and deepening client relationships to cross-sell multiple products.

Business Line Summary

				2002

					Excluding charges
Net income ($ millions)		2003	ROE (%)(2)	As reported	for Argentina	2001

■	Domestic Banking	$1,094	30.9%	$1,142	$1,142	$960
■	International Banking	669	20.7	125	665	489
■	Scotia Capital	721	12.9	380	380	686
	Other(1)	(7)	—	150	150	34

	Total net income	$2,477	17.6%	$1,797	$2,337	$2,169

(1)	Refer to Note 19 on page 97 for a description of the items included in Other.

(2)	For management and internal reporting purposes, the Bank allocates equity to its business lines using a methodology that considers credit, market and operational risk inherent in each business line. Return on equity is calculated based on the economic equity allocated to the business line. Economic equity is not a defined term under GAAP and accordingly, the resulting return on equity for each business line may not be comparable to those used by other financial institutions.

2003 Scotiabank Annual Report	41

Management’s Discussion & Analysis

Domestic Banking
Retail Banking  |  Wealth Management  |  Small Business
Commercial Banking

Domestic Banking had a solid year. Retail assets and deposits continued to grow strongly, and we saw gradual improvement in Retail Brokerage as stock markets recovered. To improve customer service, boost sales productivity and better manage our loan portfolios, we continued to invest in technology, in areas such as online banking and other web-based applications, our data warehouse and credit management.

Customer satisfaction and loyalty are fundamental to building stronger and deeper customer relationships. We use customer satisfaction to measure the customer’s perception and attitude towards Scotiabank, while customer loyalty is a leading indicator of future customer behaviour. Scotiabank has created a “loyalty index,” based on third-party surveys, that measures key indicators, such as “willingness to recommend Scotiabank.” In 2003, Scotiabank’s outstanding execution, engaged staff and customer relationship focus allowed us to maintain leadership in both customer satisfaction and customer loyalty among major competitors.

Retail Banking

Strategy

We are securing a greater share of our customers’ existing and future business by strengthening relationships with them. Customers’ financial needs across the “four cornerstones” are identified and fulfilled using disciplined sales management practices, supported by industry-leading customer service, innovative product offerings and an integrated, multi-channel delivery network.

Scotiabank’s Four Cornerstones
day-to-day banking • borrowing • investing • protection

2003 Priorities

Maintain industry-leading customer satisfaction and loyalty. Comprehensive analysis has shown there is a strong link between employee satisfaction and customer satisfaction and loyalty. We therefore work hard to keep our staff highly involved and motivated. We do this in several ways, including an annual financial incentive for meeting customer satisfaction targets, and through an award-winning employee recognition program that recognizes key employee behaviours and activities that drive successful customer interactions.

     Training also supports outstanding customer service by ensuring that our staff is equipped to meet customer needs. In 2003, we used an innovative and engaging approach to maximize the efficiency of our training efforts by delivering investment and lending training via satellite to more than 2,000 managers and financial advisors.

     All of this has led to very high employee satisfaction levels. In 2003, 89% of Domestic Bank employees stated that their branch or office is a great place to work. This has again translated into industry-leading customer satisfaction. For the fourth year in a row, Scotiabank achieved the highest rating for customer service excellence among Canada’s five major banks.

Continue to increase productivity and sales capacity. We have implemented a number of technology enhancements over the past two years to improve productivity and significantly increase sales capacity for branch staff. Over this period, we have increased the available sales time per sales officer by seven hours per week. During the year, we automated and streamlined activities such as the property valuation process and the credit insurance sales process, allowing staff to spend more time with customers.

     Sales officers use this time to sell additional products, retain business and initiate new customer contacts, many of which are identified using our award-winning data mining and data warehousing capabilities. In 2003, almost two million sales leads were delivered electronically from our data warehouse to the appropriate branch sales officers.

Provide innovative financial solutions. Our competitive lineup of products and services, along with low interest rates, resulted in record balance growth and solid gains in market share.

     In personal lending, our very successful Scotia Total Equity Plan allows customers to establish one secured borrowing plan with multiple credit products (mortgage, line of credit, VISA*, personal loan) that reduces total borrowing costs. This plan

*	VISA Int./Lic. user The Bank of Nova Scotia.

42	2003 Scotiabank Annual Report

Management’s Discussion & Analysis

has been complemented by a number of innovative home ownership and lending solutions, such as the Scotia Free Down Payment™ mortgage, along with our No-Fee ScotiaGold™ VISA card, and a comprehensive program designed to help students and their families finance post-secondary education.

     In investments and core deposits, we introduced the ican Invest Program, which helps customers identify short- and long-term financial goals and encourages them to set money aside on a regular basis to invest in a selection of “one-stop” solutions. In core deposits, we generated industry-leading growth with our Money Master® High Interest Savings Account, which led to a year-over-year market share increase of 69 basis points.

Continue to manage down costs and expenses. The Domestic Bank is a leader in cost management and productivity. We continue to streamline and automate processes to control costs. For example, we added functionality to our electronic delivery channels that enhances our ability to complete a variety of sales and service-related activities through our ABM network, call centres and online banking platform.

     In addition, strong retail credit risk management has kept our loan loss ratio well below that of our peer group. In 2003, we enhanced our portfolio management system by introducing a customer-focused behavioural scoring model for loan and limit management. It allows us to better capture customers’ behavioural information, alerting us early to unfavourable trends, thereby enabling corrective action to be taken.

2003 Achievements

•	Scotiabank has once again achieved the highest rating for customer service excellence among Canada’s five major banks in 2003. These results, from an independent national survey by Synovate, build on our #1 ranking for the past three years.

•	Scotiabank led Canada’s major banks for job satisfaction of retail financial advisors, according to a report card issued by Investment Executive, Canada’s national newspaper for financial service industry professionals. Scotiabank’s rating was 8.8 — a full point and a half above the industry average. The Bank improved in 18 of 20 categories, with strong gains in the areas of technical efficiency, training and corporate culture.

•	More than 400,000 personal and small business customers have opened a Money Master® High Interest Savings Account, which was launched in October 2001. In the last two years, Scotiabank led all major banks in chequing and savings deposit market share gains. We are now offering this market-leading product to customers for use within their RSPs or RIFs.

•	Scotiabank’s marketing programs were recognized with a variety of important industry awards. For results-driven, direct mail excellence, we captured a prestigious Gold ECHO Award, a top international award presented by the U.S. Direct Marketing Association. We were chosen from more than 140 international entries in the financial services category.

•	Scotiabank won a 1 to 1® “Innovator” Award from Peppers & Rogers Group for our Significant Deposit contact campaign, which is designed to uncover customer needs and present relevant financial solutions.

•	We successfully launched The Ultimate™ GIC. It permits customers to take advantage of higher long-term rates at the time of purchase, and allows them to reinvest or withdraw a portion of the GIC at each anniversary date.

2004 Priorities

•	We will continue to increase branch staff sales productivity and capacity by using technology and electronic banking channels. For example, we are expanding our branch call redirect program, which allows routine branch telephone calls to be handled by our call centre staff.

•	We will continue to improve functionality and increase efficiency by replacing key legacy systems, such as our term lending system. The new system is web-based and real time, providing more flexibility for mortgage product design, seamless transaction processing and automated customer agreements.

As part of our ongoing efforts to focus on core areas of expertise and provide our customers with improved levels of service, we outsourced the management of statement printing and mailing, cheque processing, and bill payment processing to Symcor Inc., one of North America’s largest financial transaction service providers. The agreement has an expected term of 13 years with estimated fees of $1.1 billion over the same period. Scotiabank is now able to leverage Symcor’s scale, expertise and new technology. For example, we will be using their state-of-the-art digital imaging technology, which improves customer service and reduces costs by allowing us to retrieve images of cheques and other customer communications within seconds, rather than days.

Wealth Management

Strategy

Wealth Management’s strategy is to deliver brokerage, private banking, investment management, estate and trust services, and mutual fund solutions to clients through an integrated team of professionals. Working closely with Retail Banking,

Domestic Banking — vital statistics	2003	2002	2001

Staffing	20,221	20,564	20,948
Number of branches	964	984	1,021
Employee satisfaction index (%)	87	83	80
Average share of retail customer balances (%)	38	36	36

2003 Scotiabank Annual Report	43

Management’s Discussion & Analysis

we continue to emphasize the four cornerstone financial planning approach and maximize referral opportunities.

2003 Priorities

Continued emphasis on meeting client needs. Two market-leading initiatives, ScotiaMcLeod’s Financial Planners and the Scotia Private Client Group, illustrate our commitment to deliver total financial solutions based on a comprehensive financial plan. As well, ScotiaMcLeod launched the Client Commitment program. This program builds the best practices of leading advisors into a major coaching, training and process improvement initiative, focusing on a documented financial plan, a disciplined investment philosophy and client service commitment. We also launched a new program for ScotiaMcLeod advisors to market Scotia Private Client Group’s services (trust, private banking, and discretionary investment management) as a complement to existing full-service brokerage solutions.

Focus on recurring revenue. Fee-based assets continue to be a growing segment of our business. ScotiaMcLeod’s fee-based programs had another strong year, with assets up 33% in 2003. In addition, Scotia Mutual Funds launched two new fund-of-fund solutions — Scotia Partners Portfolios and Scotia Selected Funds. This structure provides clients with more diverse investment options through a single purchase.

Leverage efficiencies and reduce costs. A key Wealth Management imperative continues to be identifying opportunities for cost reductions and operating efficiencies. A number of initiatives were implemented, including supplier renegotiations, process re-engineering and a review of branch operations. Through increased automation, and leveraging synergies across the division, such as a simplified process for transferring accounts across the Scotiabank Group, our Business Excellence program identified significant cost savings.

Enhance online delivery. Online financial services integrate banking, borrowing and investing functionality to further support our commitment to provide total financial solutions. ScotiaMcLeod Direct Investing (SMDI) introduced enhanced online navigation, based on significant client input, which substantially improved the online experience. In addition, SMDI was one of the first Canadian direct brokerage firms to offer a technical analysis tool, through a partnership with Recognia Inc. Electronic trades accounted for 68% of all of SMDI’s trades in 2003, an increase of 9% year over year, while ScotiaMcLeod’s full-service online account penetration increased to more than 80,000 accounts.

2003 Achievements

•	ScotiaMcLeod’s 350 financial planners teamed with retail bank branches to generate more than $1.3 billion in referrals in 2003.

•	ScotiaMcLeod was ranked first in percentage growth of fee-based assets among the major brokerages for the second consecutive year.

•	SMDI was ranked #2 among all Canadian direct brokerage firms by Gomez Canada, a leading independent consulting firm, in two key customer segments that represent more than 85% of all direct brokerage clients. In addition, The Globe & Mail ranked SMDI #2 for tools, trading and electronic services, and customer satisfaction.

•	SMDI’s growth outpaced the market, with trade share up 9%, and market share (by assets) up 5% to its highest level yet.

•	Scotia Private Client Group’s client satisfaction ratings increased for the second consecutive year, with close to 84% of clients rating the overall performance of their relationship manager as “excellent” or “very good.”

2004 Priorities

•	We will strongly emphasize sales and business development across all businesses.

•	We will continue to integrate our operations with the retail bank to best serve our clients, reduce costs and streamline processes.

Wealth Management — Revenue by area

($ millions)	2003	2002	2001

Retail Brokerage	$478	$440	$459
Mutual Funds	109	109	105
Private Client Group	130	130	134
Other	34	48	76	(1)

Total revenue	$751	$727	$774

Wealth Management vital statistics	2003	2002	2001

Assets under administration (AUA) ($ million)(2)	87,615	80,705	92,835	(1)
Assets under management (AUM) ($ million)(2)	17,373	18,407	18,846
Number of investment executives (IE)	828	851	906
Assets per IE ($ millions)	55.0	44.0	38.9
New assets — ScotiaMcLeod ($ millions)	13,655	10,800	10,540
% increase in active discount brokerage accounts	4	26	13
Net fund sales (redemptions) ($ millions)	(512)	658	2,647
% of funds in top quartiles — one-year return	69	51	64

(1)	Includes Offshore Trust, which was transferred to International Banking in 2002 (2001: revenues — $41 million, AUA — $13.1 billion).

(2)	As at September 30.

44	2003 Scotiabank Annual Report

Management’s Discussion & Analysis

Small Business Banking

Strategy

We will build market share by providing simple, practical solutions that recognize small business owners’ unique requirements and meet both their personal and business banking needs. Customers are served through our extensive branch network by our small business experts — branch managers and 600 dedicated small business account managers.

2003 Priorities

Service excellence. This year, we automated the annual credit review process for most small business borrowers, and now manage our credit risk through a highly effective system, based on credit transaction history.

     We also made it faster and easier for customers to open business accounts and related services — usually in one short visit — by automating the application, approval and setup processes.

     To help small business owners reach their professional and personal goals, we introduced the ScotiaOne business Plan Writer™. It provides small business owners with an online, interactive, step-by-step guide to constructing a business plan. We also provided business owners with access to online learning through our association with Vubiz.

Relevant and innovative products and services.

Scotiabank continues to provide straightforward solutions for small business owners to meet their borrowing as well as their saving and investment needs. We were the first Canadian bank to offer 1% cash back on term loans, and we also offer low interest rates on operating lines of credit and the ScotiaLine for business™ VISA card. Our highly successful alliance with Agricore United, which provides crop input financing to farm customers in Western Canada, has been expanded to include cattle, hog and feed financing to livestock producers. Also, we recently developed a preferred package of business and personal banking products for more than 33,000 members of the Ontario Real Estate Association.

2003 Achievements

•	Scotiabank led all major competitors in market share growth of loans outstanding to small businesses with authorized credit of up to $250,000.

•	The new high-interest Money Master for business™ savings account has attracted significant balances. It offers Canadian small business owners an industry-leading rate of interest and 24/7 access to their funds.

2004 Priorities

•	Expand the range of services available 24/7 through our call centres and website so that small business customers can bank how and when it suits them.

•	Enable more business owners to finance equipment or supplies quickly and easily, and at attractive rates, at the point of purchase.

Commercial Banking

Strategy

We are working one-on-one with mid-market and independent business clients to tailor complete financial solutions. We also serve a number of niche markets, such as automotive finance and real estate lending, and provide mid-market merchant banking through RoyNat, a wholly-owned subsidiary.

2003 Priorities

Enhance sales force productivity. We have leveraged past investments in technology — such as building a mobile sales force — to allow staff more time to develop tailored financial solutions for customers. In addition, we are working to further streamline sales support activity to free up capacity. For example, in our Indirect Retail business, more than 70% of all loan applications are now received via the Internet through our customized Electronic Dealer Link, up significantly from 10% in October 2002.

Increase client profitability. Our sales management discipline motivates and rewards the behaviours that generate incremental sales and build stronger relationships. An independent survey of mid-market businesses (with sales greater than $5 million) showed that Scotiabank’s market share as the primary financial institution increased 200 basis points between 2001 and 2003. We also deepen each customer relationship by leveraging our areas of specialization. For example, we created a structured finance team to provide advice on structuring, financial analysis, pricing and syndication of complex transactions.

Exploit niche markets and segments. We continue to focus on niche businesses and segments where we generate strong returns and where we have expertise. For example, among the banks, we are the leader in retail indirect lending and commercial automotive finance, with a market share of loans outstanding of more than 30% and 50%, respectively. In addition, RoyNat Capital has become the leading merchant bank in Canada by fully addressing our business clients’ needs through longer-term capital and advisory services.

2003 Achievements

•	Scotiabank grew commercial lending and deposit balances by 5% in 2003.

•	More than 90% of all our auto dealer customers now use our web-based technology, the Flooring Internet Portal, to manage their inventory payouts, administration and payments. In addition to receiving very high customer ratings in independent surveys, the portal received the prestigious 2003 ITX Award for Business Value in June 2003.

•	We introduced a new referral program for commercial clients with Argosy Bridge Management Inc., which provides specialized short-term bridge debt financing to fill the gap between senior and subordinated debt.

•	We are the market leader in multi-unit residential lending in Toronto and Vancouver, and have strong representation

2003 Scotiabank Annual Report	45

Management’s Discussion & Analysis

in other markets across the country, despite intense competition in the real estate lending industry.

2004 Priorities

•	Complete market segmentation and customer profitability analysis to better understand the needs of the business customer and to focus on markets with a large concentration of high-value businesses.

•	Enhance sales and service processes through improved credit risk analysis and expanded customer contact management capabilities.

Electronic Banking

Strategy

We will maintain a leadership position in the development of web-based electronic services for our personal and business customers. We will also increase our penetration in the U.S. and other international markets with selected business products, such as wholesale deposit and payment services, aimed at large corporate customers.

2003 Priorities

Maintain leadership in online banking and brokerage. In 2003, we exceeded 1.1 million activated users of Scotia OnLine, our electronic banking and brokerage service. We continue to build a robust and easy-to-use product. For example, we introduced a customer “Profile & Preferences” section that allows customers to customize their online experience. In addition, we introduced extended account history to allow customers to view the last 90 days of account activity. These enhancements contributed to higher usage and an increase in customer satisfaction ratings.

Deliver innovative, customer-focused electronic banking and e-commerce solutions. We continued to innovate with products and services such as Scotia Web-Wire, which allows businesses to send and receive wire payments over the Web. It also provides companies with the ability to do LVTS (Large-Value-Transfer-System) payments; Scotiabank is the first Canadian bank to offer this service.

2003 Achievements

•	Scotiabank was rated number one in Canada for our Internet banking service, in a survey conducted by Gomez Canada, a recognized evaluator of online financial services. Scotia OnLine also won the Global Finance Award for Best Banking Transaction site.

•	Shell Canada and Scotiabank announced that Scotiabank-branded ABMs will be installed in up to 500 Shell gasoline convenience stores across Canada. This will expand Scotiabank’s domestic ABM network by 20% to more than 2,700 machines.

•	We were awarded one of the largest commercial card contracts in Canada by meeting the needs of Canada Post.

2004 Priorities

•	We will expand our ability to generate sales opportunities through our electronic banking channels.

•	We will enhance Scotia OnLine banking and brokerage functionality through initiatives such as providing electronic customer statements.

Electronic Banking — vital statistics	2003	2002	2001

Number of ABMs	2,378	2,188	2,182
Number of ABM transactions	204,209,112	202,790,249	198,761,373
Number of Scotia OnLine users	1,163,739	906,601	619,766
Number of Scotia OnLine transactions	107,157,389	66,921,834	38,618,060
Number of TeleScotia transactions	36,521,809	35,738,191	35,506,549
Number of calls handled by call centres	36,590,894	34,461,217	32,952,533

46	2003 Scotiabank Annual Report

Management’s Discussion & Analysis

Financial Performance

Domestic Banking, which includes Wealth Management, reported net income of $1,094 million in 2003, $48 million or 4% lower than last year. Excluding the sale of the merchant acquirer business last year, earnings rose by a solid $44 million or 4%. Domestic Banking accounted for 44% of the Bank’s total net income in 2004, with an excellent return on equity of 30.9%.

     Retail assets grew a substantial 10% this year, resulting in solid market share gains. Residential mortgage balances rose a record $6.5 billion, aided by the introduction this year of several innovative products, such as the Scotia Free Down Payment™ mortgage, and the continued success of our Ultimate Variable Rate™ mortgage. Also contributing to mortgage growth was increased success with retention. Personal revolving credit increased a substantial 19%, with almost 60% of our ScotiaLine® credit portfolios being fully secured. Small business and commercial lending volumes grew 6%, led by automotive lending, where we acquired 73 new dealer accounts in 2003. Core retail deposits recorded a double-digit increase, reflecting the success of the Money Master® High Interest Savings Account, which resulted in a significant market share gain over last year. Business deposits (including the new Money Master for business™ account) rose a strong 10%, continuing the double-digit growth trend of the past several years.

     Assets under administration (AUA) grew 9% to $88 billion, led by ScotiaMcLeod Direct Investing, where AUA grew 30% to more than $5 billion. Asset inflows from new and internally referred customers, as well as continued growth in our share of wallet, complemented market-driven gains.

Revenues

Net interest income rose modestly by $69 million to $3.5 billion, as the considerable volume growth was partly offset by a narrower margin, due to lower interest rates and the changing mix of deposit products.

     Other income for the year was $1,528 million, a decline of 4% over last year. However, excluding the impact of the sale of the merchant acquirer business last year, revenues rose 7%. This was from higher electronic banking and transaction-based fees, accompanied by a solid increase in Retail Brokerage following a pickup in customer activity.

Revenue by area

Taxable equivalent basis ($ millions)	2003	2002	2001

Retail	$3,118	$3,007	$2,745
Small Business & Commercial	1,133	1,270	1,198
Wealth Management	751	727	774

Total revenue	$5,002	$5,004	$4,717

Non-interest expenses

Non-interest expenses were $3,076 million in 2003, an increase of $123 million or 4% from last year. Excluding the impact of the sale of the merchant acquirer business last year, expense growth was $177 million or 6%. This was largely from normal growth in employee salaries, as well as from higher stock and performance-based compensation. Expenses also rose for technology initiatives undertaken to enhance customer service, introduce new products or achieve efficiencies. In addition, there were higher litigation expenses. The remaining categories of non-interest expenses increased in line with inflation and business growth.

Credit Quality

The provision for credit losses was $272 million in 2003, an improvement of $10 million from last year. Credit quality remained excellent in the retail portfolio, and among the best in the industry, with a loan loss ratio of 26 basis points of retail assets. Provisions for credit losses in the commercial portfolio were also very good, with an improvement over last year.

Outlook

We expect growth in assets and deposits to moderate from the very high levels achieved over the last two years, but to still remain fairly strong, as we leverage our strength in customer service and focus on sales management. Fee income should also continue its steady growth. Operating expenses are expected to rise in line with business growth.

Domestic Banking	2003	2002	2001

Financial performance ($ millions)
Net interest income	$3,474	$3,405	$3,135
Other income	1,528	1,599	1,582
Provision for credit losses	(272)	(282)	(283)
Non-interest expenses	(3,076)	(2,953)	(2,947)
Income taxes	(560)	(627)	(527)
Net income	$1,094	$1,142	$960
Return on equity (%)	30.9	33.0	28.1
Average earning assets ($ billions)	101	93	90
Productivity ratio (%)	61.5	59.0	62.5

2003 Scotiabank Annual Report	47

Management’s Discussion & Analysis

International Banking

International Banking had a good year in 2003. Strong retail and commercial asset growth continued in the Caribbean and Mexico, although this local growth was offset by the effect of foreign currency translation, as the Mexican peso and most Caribbean currencies declined against the Canadian dollar.

During the year, we continued to invest in two key Spanish-speaking markets: Mexico and the Dominican Republic. In Mexico, we increased our ownership of Scotiabank Inverlat to 91 per cent. Inverlat posted record results this year, reflecting exceptional growth in retail assets. Inverlat was also named “Mexican Bank of the Year” for 2003 by LatinFinance magazine. In the Dominican Republic, we completed an agreement to acquire selected assets of Banco Intercontinental S.A., including 39 branches and 70,000 credit cards. This acquisition will make Scotiabank the fifth-largest private bank in the country by number of branches. LatinFinance also named us “Best Bank” in the Dominican Republic in 2003.

Caribbean & Central America

Strategy

Expand our franchise by fostering a sales and service culture to deepen customer relationships, identifying new growth markets and continuing to build our extensive branch and electronic delivery network.

2003 Priorities

Continue to instill a customer-focused sales and service culture. We have successfully implemented the initial phase of the sales and service initiative in our branches, which included extensive employee retraining, the reorganization of the branch structure, the launch of an ongoing customer satisfaction and loyalty measurement program, and piloting a new automated customer relationship management system for sales officers. This initiative leverages the best Canadian sales and service practices to retain and grow our high-value customers.

Expand delivery network in key growth markets. Our branch network expansion activities continue to be focused in key markets — Costa Rica, the Dominican Republic, El Salvador and Puerto Rico — through organic growth and selective acquisition.

     In September 2003, we signed an agreement to acquire selected branches and assets of Banco Intercontinental in the Dominican Republic.

     We continue to transform our operations from primarily branch-based delivery to a multi-channel network. We expanded our extensive network of ABMs by 19%, installing more than 70 machines, bringing the total number of machines to more than 440 across 19 countries.

     As well, 24/7 automated telephone banking was launched in the Dominican Republic, and Internet banking was introduced in Jamaica, Trinidad and Tobago, and Barbados.

Improve credit risk management capability. We continued to enhance our retail credit risk management capabilities by implementing streamlined credit policies, as well as various technology-driven decision support tools to improve credit adjudication and collection capabilities. As well, we continued to roll out sophisticated collection system technology, improving efficiencies within the region’s 10 collection centres.

     In Jamaica, we piloted a new web-based application processing system for adjudicating small business loans that uses sophisticated risk management tools. The new system, supported by a centralized underwriting centre and credit scoring models, has greatly improved response times, while significantly reducing the workload for branch staff and increasing capacity for customer relationship management.

     These initiatives also led to improved credit quality throughout the region, with lower delinquency levels and writeoffs.

Expand wealth management businesses. Our Trust & Private Banking unit acquired the trust and private banking business of MeesPierson (Bahamas) Limited, and we opened a private banking centre in the Bahamas. We also launched a new investment management service in conjunction with Alliance Capital Management to meet the needs of our high net worth clients. As well, our New York private banking department expanded its services and broadened its international client base to include Latin America.

     We also launched the distribution of mutual funds in Jamaica, Costa Rica and Trinidad.

2003 Achievements

•	Named “Best Bank in the Dominican Republic” by LatinFinance.

48	2003 Scotiabank Annual Report

Management’s Discussion & Analysis

•	The Bank of Nova Scotia Jamaica named “Best Bank in Jamaica” by The Banker.

•	Scotiabank published its 2002 Caribbean and Central America Community Review, the first of its kind in the region.

2004 Priorities

•	Fully implement our new international banking platform to improve operating efficiency and sales capacity through automation and centralization.

•	Focus on acquisition opportunities in the region.

•	Improve contact management with an automated desktop tool.

Mexico

Strategy

Scotiabank Inverlat is focused on increasing retail and commercial market share by building our delivery capabilities, implementing customer-focused sales and service initiatives and through selective acquisitions.

2003 Priorities

Purchase minority interest in Grupo Financiero Scotiabank Inverlat. We acquired an additional 36 per cent stake in Scotiabank Inverlat from the Mexican government for $465 million, and anticipate obtaining the remaining nine per cent in 2004.

Increase market share. In 2003, Inverlat had strong results, with growth in core deposits and retail and commercial lending, leading to year-over-year market share gains. We led the market with a 36 per cent share of all new bank-financed mortgages and 29 per cent of all new bank-financed auto loans.

Expand delivery network. Four new branches were added, bringing the total number of branches and offices to 390. We also conducted a branch expansion and rationalization analysis, and are implementing a plan to both increase the size of our network and optimize the efficiency of our existing branches.

2003 Achievements

•	Named “Mexican Bank of the Year” by LatinFinance.

•	Cited as the leader in customer service and tied for best in overall banking services in a survey by Reforma, Mexico City’s leading newspaper.

•	Purchased a US$350 million automotive loan portfolio.

•	Implemented a new automated customer relationship management system in all branches.

2004 Priorities

•	Continue the implementation of our sales and service initiative to deepen customer relationships.

•	Continue to develop a shared services support function to further remove non-sales and service functions from the branches.

Other Latin America

Our operations are concentrated in Chile with Scotiabank Sud Americano. As well, we have minority investments in Venezuela and Peru, a representative office in Brazil, and an investment portfolio of emerging market bonds.

     In 2003, Scotiabank Sud Americano improved efficiency, began replacing its core banking system, enhanced customer relationship management and grew core deposits. In 2004, we will continue to focus on improving efficiency and creating sales capacity by developing a shared services function.

Asia

Strategy

Provide a broad range of commercial and corporate banking services to clients across Asia, including loans, trade finance, foreign exchange, precious metals and syndications.

2003 Priorities

Utilize alternatives to traditional loan products. Conditions of limited demand for traditional commercial banking products persisted in many Asian markets, so we continued to focus growth efforts in the securities and derivatives area. We expanded our capabilities in terms of new products and streamlined approval processes. A systematic portfolio overview process was implemented across the region to enhance risk management.

Grow trade finance business. Focused marketing efforts across Asia resulted in steadily increasing revenue from our bank-related trade finance business.

     In order to enhance our trade processing capabilities, an advanced trade finance system was introduced in Hong Kong that will be integrated with a user-friendly web-based customer interface in 2004.

Explore high-potential markets. We continued to actively seek strategic opportunities to diversify into retail banking in three key markets: India, Malaysia and China. Our established presence in these markets is beneficial in assessing prospects for growth.

2003 Achievements

•	Signed an agreement in China for an investment in the Xi’an City Commercial Bank.

•	Granted a local currency licence for Guangzhou branch in China, the first Canadian bank to have Chinese local currency capability.

2004 Priorities

•	Develop or acquire retail banking capabilities in India.

•	Build Asian capital markets business to supplement traditional lending activities.

2003 Scotiabank Annual Report	49

Management’s Discussion & Analysis

Financial Performance

International Banking’s net income was $669 million in 2003, a substantial improvement over the $125 million earned last year. Excluding the negative impact of foreign currency translation and the sale of Scotiabank Quilmes in Argentina last year, net income rose $88 million or 13%. International Banking’s earnings represented 27% of the Bank’s net income in 2003.

     Caribbean and Central America contributed net income of $253 million this year, a 13% decrease from 2002. Earnings were negatively impacted by foreign currency translation. In local currency, the region continued its steady growth, with a 7% increase in assets and deposits, accompanied by higher margins. This was offset by a rise in operating expenses, as the Bank continued to invest heavily to support business growth. As well, loan losses rose modestly.

     The earnings contribution from Latin America was $326 million in 2003, versus a loss of $262 million last year due to charges related to Argentina. Excluding the impact of foreign currency translation and the sale of Scotiabank Quilmes, earnings rose substantially by $83 million or 30%. A major contributor to this growth was higher earnings from Scotiabank Inverlat in Mexico, because of the acquisition of an additional 36% ownership of Inverlat during the year, and good underlying performance. Strong asset and deposit growth resulted in market share gains, accompanied by double-digit growth in other income and an improvement in the productivity ratio. Credit quality remained excellent, with close to nil provisions for credit losses. In addition, improved results from Scotiabank Sud Americano in Chile and higher investment income added to Latin America’s contribution.

     In Asia, earnings fell 8% year over year, as a result of foreign currency translation. Underlying results were up 1%, as underlying asset growth of 7% was partially offset by a lower interest spread.

Revenues

Net interest income was $2,028 million, a decrease of 9% from last year as a result of foreign currency translation and the sale of Scotiabank Quilmes last year. Underlying revenue growth was $152 million or 7%, resulting from growth in assets and deposits across all regions, particularly in Scotiabank Inverlat and in the Caribbean and Central America.

Revenue by area

Taxable equivalent basis ($ millions)	2003	2002	2001

Caribbean	$1,146	$1,163	$1,123	(1)
Mexico	1,077	1,190	772
Other Latin America	343	308	625
Asia	190	194	191
Wealth Management(2)	48	48	—

Total revenue	$2,804	$2,903	$2,711

(1)	Includes revenues of $36 from our Mediterranean operations, which we sold in 2001.

(2)	Refer to footnote 1 on page 44.

     Excluding the impact of foreign currency translation and the sale of Scotiabank Quilmes, other income increased by a substantial $200 million or 28%. The growth was led by broad-based fee growth in Scotiabank Inverlat. Double-digit growth was also achieved in both the Caribbean and in Asia.

Non-interest expenses

Non-interest expenses were $1,657 million in 2003, a decline of $202 million or 11% from last year (excluding the 2002 charges for Argentina). Excluding foreign currency translation and the sale of Quilmes, underlying expense growth was $122 million or 7%. The increase reflects continued investment in technology initiatives, the expansion of our delivery network and inflationary increases in most countries.

Credit Quality

Loan loss provisions were $137 million in 2003, up from $69 million in 2002, excluding the recoveries and charges related to Argentina in both years. This arose mainly because of lower recoveries in Scotiabank Inverlat in Mexico, and higher provisions in the Caribbean, partly reflecting loan growth in recent years.

Outlook

We expect International Banking’s track record of earnings growth to continue in 2004, particularly in Mexico and the Caribbean.

International Banking

		2002

		As	Excluding charges
	2003	reported	for Argentina	2001

Financial performance ($ millions)
Net interest income	$2,028	$2,225	$2,225	$2,020
Other income	776	678	781	691
Provision for credit losses	(73)	(523)	(69)	(250)
Non-interest expenses	(1,657)	(2,096)	(1,859)	(1,670)
Income taxes/non-controlling interest	(405)	(159)	(413)	(302)
Net income	$669	$125	$665	$489
Return on equity (%)	20.7	3.0	19.7	18.0
Average earning assets ($ billions)	52	58		47
Productivity ratio (%)	59.1	72.2	61.8	61.6
Vital statistics
Staffing(1)	15,992	15,740		17,628
Number of branches and offices(1)	738	722		855
Number of ABMs(1)	1,540	1,504		1,591

(1)	Excludes affiliates

50	2003 Scotiabank Annual Report

Management’s Discussion & Analysis

Scotia Capital

Scotia Capital’s results improved significantly in 2003, due primarily to lower loan losses in the U.S. division, which had its most successful year since the integration of the corporate and investment banking businesses in 1999. Our Canadian and Global Trading businesses continued to perform well, while our European operation was challenged by weak credit markets.

Our primary objective is to consistently deliver a good return on shareholder capital and, therefore, we rigorously apply our profitability model to all transactions and client relationships. A disciplined approach to managing credit risk will be critical to improving returns in corporate lending. A second key success factor will be producing sustainable revenue growth, particularly from capital-efficient products such as derivatives and foreign exchange. Cross-selling is becoming engrained in our relationship management culture, and the chart on the right shows the increase in cross-sell revenues year over year.

Canada

Strategy

To grow our well-established full-service franchise by building deeper client relationships. We offer a full range of lending, underwriting, trading and advisory products and services to clients in eight selected industries.

2003 Priorities

Rank in the top three for each product group. Our target is a top three ranking for the 10 products and services that we offer in Canada, either in market share or in operational excellence, as measured by independent surveys.

Focus on client profitability. We apply our client profitability model to each client relationship and transaction to ensure we are being adequately compensated for the risk we undertake.

Improve management information systems. We continue to closely monitor each client relationship using MIS tools such as a new client profitability model, a business planning tool that monitors progress on building relationships, and comprehensive quarterly reporting on performance metrics.

2003 Achievements

•	In a joint effort between our Canadian and U.S. groups, Scotia Capital won an underwriting position in the largest leveraged buyout in Canadian history — Kohlberg, Kravis, Roberts & Co.’s purchase of Bell Canada’s directory businesses from BCE Inc. We also provided senior and subordinated debt, all foreign exchange and Canadian cash management services and participated in several interest rate swaps. Scotia Capital was also awarded the joint bookrunner role on the $1.0 billion initial public offering (IPO) of the Yellow Pages Group Co., the largest income trust IPO in Canada.

•	In Canadian lending, Scotia Capital was the #1 agent/ co-agent for the 12 months ended October 31, 2003, according to Loan Pricing Corporation.

•	Scotia Capital is now the #2 ranked domestic dealer for mergers & acquisitions advisory services in Canada, according to Bloomberg. Our advisory successes include acting as the exclusive financial advisor to Fortis Inc. for its $1.36 billion acquisition of Acquila Inc.’s Canadian-regulated electricity assets. We are also advising Manulife Financial Corporation regarding its $15 billion acquisition of John Hancock Financial Services Inc.

•	We strengthened our #2 position in equity underwriting among the Canadian dealers, based on underwriting liability. Our success is evidenced by transactions such as the sole lead underwriter mandate on Brookfield Properties Corporation’s $200 million preferred share issue.

•	Scotia Capital received the most Top Written Reports nominations and had 13 “All-Star” analyst rankings in the 2003 Brendan Wood International Canadian Institutional Equity Research, Sales and Trading Performance in Canada Report.

2004 Priorities

•	We will maintain high asset quality by using new loan portfolio risk mitigation processes, and implement other initiatives developed jointly with Global Risk Management, including new training programs.

•	We will continue to develop new businesses and products, such as equity program trading, in order to enhance returns.

2003 Scotiabank Annual Report	51

Management’s Discussion & Analysis

United States

Strategy

To enhance Scotia Capital’s position as a full-service lender, cross selling selected capital markets products, such as fixed income, derivatives and foreign exchange, as well as cash management in Canada and Mexico. We target clients among the Fortune 1000 in nine industry groups.

2003 Priorities

Reduce loan losses and improve credit quality. Our top priority in recent years has been reducing loan losses. To enhance portfolio diversification, we reduced single-name exposures and syndication hold guidelines. As well, we expanded the role of our Loan Portfolio Management (LPM) group in order to improve the quality of credit decision-making. This includes managing the loan portfolio to ensure that we are diversified across asset classes and are adequately compensated for risk.

Cross-sell a broader range of products. We upgraded our capital markets capabilities and implemented a number of performance metrics to track cross-selling.

Focus on client profitability. We continue to work closely with clients to achieve profitability targets. Clients whose returns were not expected to meet these targets were reassigned to a separate relationship management team to exit the relationships. We reduced the number of client relationships by 130 in 2003, and have exited more than 200 relationships over the past two years.

2003 Achievements

•	Scotia Capital continues to be the #1 Canadian bank in the U.S. syndicated lending market on a lead arranger basis, as reported by Loan Pricing Corporation.

•	Scotia Capital was awarded the co-agent role in the US$1 billion refinancing of Owens-Illinois Inc.’s senior secured credit facilities. We also acted as joint lead arranger for the US$840 million Term B facility, and underwrote, as co-manager, a portion of the US$900 million bond issue.

•	We played a key role in the Blackstone Group’s leveraged buyout of TRW Inc.’s auto parts business. Scotia Capital acted as senior managing agent for US$2 billion senior debt facilities, and participated in both a US$1.5 billion high-yield bond issue, and a US$600 million receivables securitization facility.

2004 Priorities

•	We will continue our successful efforts to reduce loan losses and improve credit quality through more restrictive exposure guidelines, disciplined credit review procedures and improved analytical and MIS tools to support credit decision-making.

•	We will add to our list of core clients in targeted industries through selective marketing efforts; all new clients must meet profitability criteria.

Europe

We will continue to be a niche player in the syndicated lending market and also cross sell selected capital markets products. We are focused on four industries: Entertainment & Leisure, Media & Communications, Transportation and Energy Advisory.

     Successes in 2003 included joint lead arranger/underwriter status in Europe’s largest-ever leveraged buyout, committing €250 million to finance the sale of Seat-Pagine Gialle SpA, the Italian yellow pages directory business. As well, we arranged and underwrote the debt to finance Saratoga Partners’ acquisition of Sericol, the market leader in screen printing inks.

Global Trading

Strategy

Deliver innovative capital markets products and grow revenues from corporate and investor client segments. We have a diversified product range — fixed income (both investment grade and high yield), derivatives, foreign exchange, money markets and precious metals — delivered online and through a network of product specialists. We also conduct proprietary trading.

2003 Priorities

Develop new products for high-return transactions. We continued to deliver innovative structured products, particularly in credit and equity derivatives, in order to enhance returns.

Expand North American capabilities. We invested in our product capabilities in the U.S. market, particularly in the fixed income area, both investment grade and high yield.

2003 Achievements

•	Scotia Capital’s derivatives team ranked #1 on the Quality Index, #1 as an Important Dealer and #1 for Overall Market Penetration in a third-party market survey.

•	ScotiaMocatta ranked second globally in both gold and silver in Risk magazine’s 2003 annual commodity rankings.

•	Our expansion of trading activity into Mexico by way of a joint venture with Scotiabank Inverlat yielded success, as evidenced by our role as sole provider of one of the Cemex Companies’ one-year, US$50 million forward equity swap.

2004 Priorities

•	We will be targeting new client relationships, particularly investing clients such as life insurance companies, mutual fund companies and pension funds.

•	We will continue to develop new structured products, particularly credit and equity derivatives.

•	We will continue to expand in North America, with a particular focus on the joint venture with Scotiabank Inverlat in Mexico.

52	2003 Scotiabank Annual Report

Management’s Discussion & Analysis

Financial Performance

Net income in Scotia Capital was $721 million in 2003, a substantial increase of $341 million from last year, primarily because of a significant improvement in credit losses in U.S. corporate lending. As well, record earnings were achieved in several areas, including derivatives, foreign exchange and underwriting. This was moderated by lower U.S. dollar funding margins and a reduction in corporate lending assets.

Revenues

Total revenues decreased 12% year over year to $2,538 million in 2003. Revenues from Canadian operations increased 3%, as non-lending revenues, in particular equity trading, increased 18%. This was partially offset by a 10% decline in loan interest and fees, due to a contraction in the corporate loan portfolio, reflecting lower corporate borrowings and more selective lending. The proportion of revenues from non-lending activities increased to 53% in 2003, up from 47% last year.

     Global Trading had mixed results in 2003, with a 24% decline in revenues year over year. Record revenues in foreign exchange, fixed income underwriting and precious metals trading were offset by decreased net interest income due to foreign currency translation and the decline in U.S. dollar funding margins. The latter was because of the maturity of favourable funding positions late last year and the positioning for rising U.S. interest rates which did not occur.

     Revenues in the United States declined 13%, driven by lower asset levels as a result of lower corporate borrowings and the restructuring and exiting of some portions of the loan portfolio. This was in line with Scotia Capital’s strategy to reduce its reliance on capital-intensive lending activities and improve overall returns in the U.S. These revenues were also negatively impacted by the strengthening Canadian dollar.

Revenue by area

Taxable equivalent basis ($ millions)	2003	2002	2001

Canada	$720	$700	$792
United States	892	1,020	938
Europe	225	225	251
Global Trading	701	925	813

Total revenue	$2,538	$2,870	$2,794

Non-interest expenses

Total non-interest expenses were $986 million this year, a decrease of 4% from 2002, primarily because of lower performance-based compensation.

Credit Quality

The provisions for credit losses dropped sharply to $549 million in 2003 from $1,247 million last year, with the reduction entirely in the U.S. The cable & telecommunications sector has stabilized, and several significant debt restructurings were completed in the power & energy trading sector. However, loan losses rose in Europe and in Canada following a deterioration in a small number of accounts. Management of credit risk continues to be a top priority for Scotia Capital.

Outlook

In 2004, we expect that stronger markets, an increase in corporate borrowings from year-end levels due to the expected economic recovery, and a continued improvement in credit quality will lead to higher earnings in Scotia Capital.

Scotia Capital	2003	2002	2001

Financial performance ($ millions)
Net interest income	$1,249	$1,615	$1,598
Other income	1,289	1,255	1,196
Provision for credit losses	(549)	(1,247)	(754)
Non-interest expenses	(986)	(1,022)	(984)
Income taxes	(282)	(221)	(370)
Net income	$721	$380	$686
Return on equity (%)	12.9	6.4	12.5
Average earning assets ($ billions)	119	124	115
Productivity ratio (%)	38.8	35.6	35.2
Vital statistics
Staffing	1,340	1,447	1,488

2003 Scotiabank Annual Report	53

Management’s Discussion & Analysis

Risk Management

Risk Management Overview

The primary goal of risk management is to ensure that risk is properly controlled and priced to create and protect shareholder value. Risk, to varying degrees and in different forms, is present in virtually all business activities of a financial services organization. In certain activities, risk is assumed as a means of generating revenue, while in other activities, risk exists by virtue of engaging in the activity. Regardless of the type of risk, or the activity that creates the risk, the fundamental concepts of risk management are the same:

•	Policy	•	Measurement
•	Identification	•	Monitoring
•	Analysis	•	Limits
•	Assessment	•	Communication

These concepts are the foundation of the risk management framework that the Bank has developed to control the risks in its diverse, global activities. The effectiveness of this framework is enhanced by the active participation of executive and business line management in the risk management processes.

     Certain key principles determine how the fundamental risk management concepts are applied. In varying forms, these principles apply to all business and risk types:

•	Board oversight — Risk strategies, policies and limits are subject to Board approval. The Board, directly or through its committees, receives regular updates on the key risks of the Bank.

•	Decision-making — Risk taking must be consistent with the Bank’s business objectives and risk tolerance.

•	Independent review — All risk-taking activities are subject to review by units that are independent of the business lines that generate the activity.

•	Diversification — Strategies, policies and limits are designed with the objective of ensuring that risk is well diversified.

•	Accountability — Business units are accountable for all risks and the related returns, and are allocated capital in line with their risk profiles and with overall Bank strategies.

•	Audit review — Individual risks and portfolios are subject to comprehensive internal audit review, with independent reporting to the Audit Committee of the Board by the internal audit function.

Risks are managed within the policies and limits established by the Board of Directors. The senior risk management committees, described below, play key roles in the risk management process.

Credit Risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. Credit risk is created in the Bank’s direct lending operations, and in its funding, investment and trading activities where counterparties have repayment or other obligations to the Bank.

Board of Directors

Reviews and approves risk management strategies, policies, standards and key limits.

Senior Management Committees

Loan Policy Committee: reviews key risk exposures and risk policies, and adjudicates risk issues referred by the Senior Credit and Market Risk committees.

Liability Committee: provides strategic direction in the management of global interest rate risk, foreign exchange risk, liquidity and funding risk, and trading and investment portfolio decisions.

Senior Credit Committees: adjudicate non-retail credits within prescribed limits, and establish the operating rules and guidelines for the implementation of credit policies. Separate committees cover commercial, international, corporate and investment banking counterparties. In addition, there are separate senior committees which authorize major credit policy changes for retail and small business credit.

Market Risk Management and Policy Committee: oversees and establishes standards for market and liquidity risk management processes within the Bank, including the review and approval of new products, limits, practices and policies for the Bank’s principal trading and treasury activities.

Scotia Capital Trading Risk Committee: assesses and monitors overall market risks, risk control mechanisms, credit risk and compliance issues on an ongoing basis as they relate to trading businesses.

Reputational Risk Committee: reviews structured transactions, loans, merchant banking transactions, underwriting and other transactions or new products referred by the Senior Credit or Market Risk committees, to ensure that the Bank is, and is seen to be, acting legally with high ethical standards.

54	2003 Scotiabank Annual Report

Management’s Discussion & Analysis

Credit Risk Management Processes

Credit risk is managed through strategies, policies and limits that are approved by the Board of Directors. The Loan Policy Committee reviews the policies, standards and limits that control risk and recommends to the Board any changes that may be required from time to time. Both the Board and the Loan Policy Committee regularly review the quality of the credit portfolios.

CORPORATE AND COMMERCIAL

Decision-making for corporate and commercial credits is highly centralized, with all significant credit requests processed through the head office credit units of Global Risk Management. Credit requests are submitted to credit units, which are independent of the business line, for analysis and recommendation. The decision-making process begins with an assessment of the credit risk of the individual borrower or counterparty. Key factors considered in the assessment include: analysis of the borrower’s current and projected financial results and credit statistics; industry in which the borrower operates; economic trends; geopolitical risk; and management. The result of this assessment is the assignment of a risk rating to the borrower, using a 19-category rating system. Risk ratings affect the level of seniority at which the credit decision can be made, the assignment of economic capital and the computation of the general allowance for credit losses. Requests for specific types of facilities are assessed through consideration of security, seniority of claim, structure and tenor.

     Credit units have defined authority levels for making credit decisions and, where the decision is beyond these authority levels, the credit unit will make a recommendation and refer the credit to a senior credit committee for adjudication. Senior credit committees also have defined authority levels and, accordingly, forward certain credits to the Loan Policy Committee. In certain cases, credits must be referred to the Board of Directors. In making credit decisions a number of factors are considered, including risk rating, facility risk, industry and country limits, and single name and connection concentration limits.

     Individual credit exposures are monitored for any signs of deterioration by both the business line units and Global Risk Management. In addition, a full review and risk analysis of each borrower is conducted annually, or more frequently for higher-risk borrowers.

     The Bank segments its corporate and commercial credit exposures into major industry groups. The risks in these industry groups are managed through limits, and lending criteria and guidelines relevant to each particular industry.

     Banking units and Global Risk Management review the various segments of the credit portfolio on a regular basis to assess whether changes to the quality of the portfolio have occurred and determine whether corrective action should be taken. These reviews include the examination of the risk to particular industries and countries. The results of these reviews are reported to the Loan Policy Committee and the Board of Directors. The Loan Policy Committee makes recommendations to the Board to adjust limits to various industries and countries.

     The Bank uses various internal and external modelling techniques to supplement the risk analysis of individual borrowers and credit portfolios.

CONSUMER

Decisions on consumer credits and small commercial loans are generally made through the use of sophisticated credit scoring models. These models are subject to ongoing review to assess their key parameters and ensure that they are creating the intended business and risk results. Changes to these models or their parameters require analysis and recommendation by a credit unit independent of the business line, and approval by the appropriate senior credit committee.

     Consumer credit portfolios are reviewed on a monthly basis to determine emerging trends in credit quality, and to assess whether corrective action is required. Individual borrowers are assessed on an ongoing basis through the use of scoring models and internal analysis of predictive characteristics.

Risk Diversification

Risk diversification is one of the key principles applied in determining policies and limits. Limits are set for individual borrowers, particular industries, countries and certain types of lending to ensure appropriate diversification of credit risk. The Bank’s exposures to various countries and types of borrowers reflect this diversification, and are displayed in the following charts and in Tables 15 and 16 on pages 65 and 66.

2003 Scotiabank Annual Report	55

Management’s Discussion & Analysis

Portfolio Review

In Domestic Banking, credit quality in the consumer portfolios continues to be very high. The Bank’s product offerings have increased the proportion of the portfolio that is secured, thereby reducing the credit risk in this portfolio. The domestic commercial portfolio is well diversified and geographically dispersed, and has continued to perform well.

     International portfolios also performed well in 2003. Loan losses were higher in 2003 compared to 2002, due to lower recoveries in Scotiabank Inverlat in Mexico and higher provisions in the Caribbean. Portfolio quality is stable, a condition which is expected to continue.

     Credit losses in the Scotia Capital portfolios dropped substantially over 2002. For the most part, overall credit quality in the portfolios has stabilized in line with improving credit conditions in the U.S. As well, the Bank has taken a number of actions to contain and mitigate the risks in these portfolios. For instance, the Bank has reduced its limits for individual borrowers, reduced lending limits to certain industries, mitigated risk through loan sales and the use of credit derivatives, and continued its plan to focus on fewer, more profitable, corporate relationships. One result of these actions is that the size of the corporate loan portfolio has been reduced.

     There are a number of industry segments that have been under stress that the Bank continues to monitor and take action on where needed. Both the cable & telecommunications and power & energy trading sectors have largely stabilized, in part due to the robust capital markets. As well, exposures to these industry segments have declined year over year. Hotels and airlines are two other industry groups that are being closely monitored. The Bank has particularly stringent guidelines for its hotel lending and, therefore, is comfortable with the risk in the portfolio. The airline portfolio is small, and action has been taken with respect to troubled borrowers.

     While general credit conditions have improved, the Bank continues to manage the credit portfolios in a conservative manner. Ongoing containment of loan losses in Scotia Capital remains a key priority.

Market Risk

Market risk refers to the risk of loss from the Bank’s funding, investment and trading activities due to changes in interest rates, foreign currency rates, equity and commodity prices and market volatility.

Funding	Investment	Trading
- interest rate risk	- interest rate risk	- interest rate risk
- foreign exchange risk	- foreign exchange risk	- foreign exchange risk
	- equities risk	- equities risk
- commodities risk

Interest rate risk arises where there is a mismatch between positions that are subject to interest rate adjustment within a specified period. Interest rate risk also includes changes in credit spreads, which represent the premium charged by the market for differences in general or specific credit quality and liquidity. Foreign exchange risk arises from trading activities, foreign currency earnings and investments in foreign subsidiaries. Market risk also arises when the Bank is exposed to changes in prices for assets such as precious metals and equities.

     Market risk exposures are managed through key strategies, policies, standards and limits established by the Board of Directors. The Board reviews and approves these policies and key risk limits annually, and receives regular reports on risk exposures and performance covering various lines of business.

     Within the policy and limit framework established by the Board, the Liability Committee (LCO) and the Market Risk Management and Policy Committee (MRMPC) provide senior management oversight of the Bank’s market risk exposures. The LCO is primarily focused on asset liability management, which includes funding and investment activities. The MRMPC is responsible for the approval of new products, limits and practices for trading, funding and investment activities. All market risk limits are reviewed at least annually.

Risk Measurement

The Bank uses a variety of techniques to identify, measure and control the market risks it assumes in its various activities. The application of these techniques is evaluated on an ongoing basis to ensure the accuracy of the results and the quality of the analysis. The key market risk measurement techniques are summarized below.

VALUE AT RISK

Value at risk (VAR) is an estimation of the potential for loss of value that could result from holding a position for a specified period of time, within a given level of statistical confidence. For trading books, VAR is calculated daily at a 99% confidence level, for a one-day holding period, using historical simulations based on 300 days of market data. The quality of the Bank’s VAR is validated by ongoing backtesting analysis, in which the VAR is compared to hypothetical and actual profit and loss results. VAR is also used to evaluate risks arising in certain funding and investment portfolios.

STRESS TESTING

VAR measures potential losses in normally active markets. Stress testing examines the impact that abnormally large swings in market factors and periods of prolonged inactivity might have on trading portfolios. The stress-testing program is designed to identify key risks and ensure that the Bank’s capital can easily absorb potential losses from abnormal events. The Bank subjects its trading portfolios to more than 200 stress scenarios on a monthly basis. A selected set of stress tests is performed daily. From time to time, the Bank also uses stress-testing scenarios to evaluate the integrity of its investment portfolio, using stress tests based on specific market events.

56	2003 Scotiabank Annual Report

Management’s Discussion & Analysis

SENSITIVITY ANALYSIS AND SIMULATION MODELLING

Sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of assets and liabilities. It is applied globally to the major currencies within the Bank’s operations. Simulation models enable the Bank to assess interest rate risk under a variety of scenarios over time. The models incorporate assumptions about growth, planned business mix, changes in interest rates, shape of the yield curve, embedded product options, maturities and other factors. Simulation modelling under various scenarios is particularly important for managing risk in the deposit, lending and investment products the Bank offers to its retail customers.

GAP ANALYSIS

Gap analysis is used by the Bank to assess the interest rate sensitivity of its retail, wholesale banking and international operations. Under gap analysis, interest rate sensitive assets, liabilities and off balance sheet instruments are assigned to predefined time periods on the basis of expected repricing dates. A liability gap occurs when more liabilities than assets are subject to interest rate changes during a given time period. Conversely, an asset sensitive position arises when more assets than liabilities are subject to rate changes.

Funding and Investment Activities

The Bank’s asset liability management processes focus on identifying, measuring and controlling the market risks arising in the Bank’s funding and investment activities. The Liability Committee meets weekly to review risks and opportunities, and to evaluate performance.

INTEREST RATE RISK

Interest rate risk arising from the Bank’s funding and investment activities is subject to Board-approved global limits which are designed to control the risk to annual income and economic value. The annual income limit measures the effect of a specified shift in interest rates on the Bank’s net income, while the economic value limit measures the impact of a specified change in interest rates on the present value of the Bank’s net assets. Interest rate exposures in individual currencies are also controlled by gap limits. Gap analysis, simulation modelling, sensitivity analysis and VAR are used to assess exposures and for planning purposes.

     The Bank actively manages its interest rate exposures with the objective of enhancing net interest income within prudent risk tolerances. Given the uncertainty surrounding central bank interest rate policy during fiscal 2003, the Bank maintained relatively modest exposures in both Canadian and foreign currencies. The chart at right shows that the Bank’s one-year Canadian dollar gap, which was asset sensitive throughout much of fiscal 2003, moved to a small liability sensitive position as at October 2003. Overall, the Canadian dollar margin declined slightly in 2003.

     Interest rate gaps in foreign currencies were liability sensitive at the one-year point throughout fiscal 2003, although the position as at October 31, 2003, was modest. Margins on the foreign currency risk positions, primarily in Scotia Capital, fell in fiscal 2003 from the record margins achieved in the previous year.

     Based on the Bank’s interest rate positions at year end 2003, an immediate and sustained 100 basis point rise in interest rates across all currencies and maturities would reduce net income after tax by approximately $20 million over the next 12 months. During fiscal 2003, this measure has ranged between $20 million and $(64) million. This same shock would reduce the present value of the Bank’s net assets by approximately $463 million. During fiscal 2003, this measure has ranged between $234 million and $463 million.

FOREIGN CURRENCY RISK

Foreign currency risk arising from the Bank’s funding and investment activities includes that from the Bank’s corporate foreign currency positions and from its net investments in self-sustaining foreign operations (both subsidiaries and branches). These risks are subject to Board-approved limits and are reviewed quarterly by the Liability Committee. To manage the foreign currency exposure in its corporate position and foreign operations, the Bank customarily funds assets with liabilities in the same currency and retains net investments in self-sustaining foreign operations in their local currency.

     Foreign currency translation gains and losses from corporate positions are recorded in earnings, while foreign currency translation gains and losses from net investments in self-sustaining operations are recorded in the cumulative foreign currency translation adjustments account of shareholders’ equity. While gains/losses on net investments may increase/ reduce the Bank’s capital, depending on the strength or weakness of the Canadian dollar against other currencies, the Bank’s capital ratios are not materially affected, since the risk-weighted assets of the foreign operations rise or fall in the same proportion as the change in capital.

     The Bank is also subject to foreign currency translation risk on the earnings of its foreign businesses. This exposure is reviewed on an ongoing basis by the Liability Committee and, from time to time, a decision is made to enter into transactions that are intended to mitigate such risk.

EQUITIES RISK

Equities risk arises from the Bank’s investing activities, and is subject to Board-approved limits. These investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds.

2003 Scotiabank Annual Report	57

Management’s Discussion & Analysis

INVESTMENT PORTFOLIOS

Investment portfolios generally consist of debt and equity securities held for liquidity, longer-term capital appreciation or attractive after-tax yields. Investment holdings are subject to Board-approved limits. As at October 31, 2003, the market value of the Bank’s investment securities portfolio was a substantial $703 million over book value, versus $25 million below book value at the end of fiscal 2002. This sharp improvement arose from the turnaround in North American equity markets, higher values in the Bank’s emerging market bond portfolio and good management of the portfolio.

Trading Activities

Scotiabank’s policies, processes and controls for trading activities are designed to achieve a balance between exploiting profitable trading opportunities and managing earnings volatility within a framework of sound and prudent practices. Trading activity is customer focused, but also includes a proprietary component.

     Trading is subject to detailed limits that are established by currency, instrument, position and term. Positions are marked to market daily, and valuations are reviewed independently on a regular basis. The back office and risk management units independently review and report on all aspects of trading activity. They provide daily reports of profit and loss, VAR and limit compliance to appropriate departments and executive management for evaluation and action.

     Independent risk management units conduct regular reviews and valuations. These units execute and analyze stress testing, sensitivity analysis and VAR calculations, and review and participate in new product development. Any models that are used for financial reporting or limit monitoring are independently validated prior to implementation and subject to formal periodic review.

     The Board of Directors annually approves aggregate VAR and stress testing limits for the Bank’s trading portfolios, and reviews the results quarterly. The Market Risk Management and Policy Committee also sets VAR limits by business line and reviews the results monthly.

     In fiscal 2003, the all-Bank one-day VAR for trading activities averaged $9.0 million, up slightly from $8.7 million in 2002. This was due to increases in equity and foreign exchange risk positions, partially offset by a decline in interest rate risk. The VAR ranged from a low of $5.8 million to a high of $16.1 million.

One-day VAR by risk factor (average, in $ millions)

Risk Factor	2003

Interest rate	$5.7
Equities	5.6
Foreign exchange	2.8
Commodities	0.7
(Diversification)	(5.8)

Total VAR	$9.0

     The histogram below shows the distribution of daily trading revenue for fiscal 2003. Daily trading revenue averaged $3.1 million per day, versus $3.0 million for 2002. Daily trading revenue was positive on more than 89% of trading days during the year.

     The largest single-day loss of $13 million occurred on July 15 due to an unusual combination of large movements in Canadian and U.S. interest rates, as well as in foreign exchange rates. This loss also exceeded the one-day VAR estimate as shown in the chart below, although a small number of such losses is consistent with the 99% confidence level used in the VAR.

58	2003 Scotiabank Annual Report

Management’s Discussion & Analysis

Derivative products

The Bank uses derivatives to manage market and credit risks arising from its funding and investment activities, and to lower its cost of capital. The Bank uses several types of derivative products, including interest rate swaps, futures and options, to hedge interest rate risk exposure. Forwards, swaps and options are also used to manage foreign exchange risk. As a dealer, the Bank markets derivatives to its customers and takes positions for its own account.

     The Bank trades a wide variety of instruments, including interest rate swaps and options, currency swaps, equity and credit derivatives, as well as more complex structured products.

     All derivative transactions are subject to the market risk control, reporting and analytical techniques noted under Trading Activities. Additional controls and analytical techniques are also applied to address certain market-related risks that are unique to derivative products.

     To control credit risk, the Bank applies limits to each counterparty, measures exposure as the current fair value plus potential future exposure, and uses credit mitigation techniques, such as netting and collateralization. The Bank’s derivatives portfolio is composed primarily of short-term instruments with high-quality counterparties. Investment grade counterparties account for 90% of the credit risk amount arising from the Bank’s derivative transactions, down slightly from last year.

     The Bank’s use of credit derivatives, particularly credit default swaps, increased during the year. Year over year, credit derivative notionals rose by $5.3 billion to $17.4 billion. The majority of this growth was in the Bank’s trading businesses, where the activity includes trading with customers, structured transactions and modest proprietary trading. Net credit derivative trading exposures are not significant. The Bank also transacts credit default swaps in its investment and loan portfolios. Credit protection sold is used as an alternative to bond or loan assets, while credit protection bought is used to manage credit exposures. As at October 31, 2003 the notional value of credit default swaps sold in the investment and credit portfolios was $1.7 billion and the notional value bought was $0.5 billion.

     Structured transactions may involve combinations of cash and derivative products. These transactions are carefully evaluated by the Bank to identify and address the credit, market, legal, tax and other risks and are subject to a cross-functional review and sign off from the Global Risk Management, Taxation, Finance and General Counsel departments. All large structured derivatives transactions are also subject to review by senior risk management committees. Once executed, the transactions are subject to the same ongoing credit reviews and market risk analysis as other types of derivatives transactions. Special emphasis is placed on credit ratings of the reference assets, and the valuation of credit derivatives and reference assets in these transactions. The market risk in these transactions is usually minimal, and returns are earned by providing structuring expertise and by taking credit risk.

     Commencing November 1, 2003, the Bank adopted the provisions of an accounting guideline on hedging relationships which requires all asset-liability management (non-trading) derivatives that do not meet specified designation, documentation and effectiveness testing requirements to be carried in the financial statements at fair value, with changes in fair value recorded through the income statement. Certain derivatives strategies which act effectively as economic hedges no longer qualify for hedge accounting after transition to the new guideline. The Bank performs ongoing hedge effectiveness testing for qualifying derivatives, and assesses market risk, control and reporting issues for those derivatives that do not qualify for hedge accounting. The adoption of this new guideline is discussed further in note 2 of the consolidated financial statements.

Liquidity Risk

Liquidity refers to the Bank’s ongoing ability to accommodate liability maturities and withdrawals, fund asset growth and otherwise meet contractual obligations through access to funding at reasonable market rates. Liquidity management involves maintaining sufficient and diverse funding capacity, liquid assets and other cash resources to accommodate fluctuations in asset and liability levels resulting from business shocks or unexpected events.

     The Board of Directors approves the Bank’s liquidity and funding management policies and establishes limits to control the Bank’s global net cumulative cash flow gap and minimum core liquid assets for key global currencies. The Board of Directors entrusts the responsibility for liquidity risk management to the most senior executives of the Bank through the Liability Committee, which meets weekly to evaluate the Bank’s liquidity profile.

     The Bank assesses the adequacy of its liquidity position by analyzing its current liquidity position, present and anticipated funding requirements, and alternative sources of funds. Future cash inflows and outflows are forecasted daily.

     As part of the ongoing process of measuring funding requirements, the Bank analyzes liquidity requirements under various scenarios, and reviews the underlying assumptions for such scenarios periodically. Contingency plans have been developed that include strategies for managing a liquidity crisis and procedures for addressing cash flow shortfalls in emergency situations. These plans are updated annually.

     The Bank maintains large holdings of liquid assets to support its operations. These assets can be sold or pledged to meet the Bank’s obligations. As at October 31, 2003, liquid assets were $75 billion (2002 — $67 billion), equal to 26% of total assets versus 23% the previous year. These assets consist of securities, 73% (2002 — 70%), and cash and deposits, 27% (2002 — 30%).

2003 Scotiabank Annual Report	59

Management’s Discussion & Analysis

     The Bank pledges securities and other liquid assets in order to secure an obligation, participate in clearing or settlement systems, or to operate in foreign jurisdictions. As at October 31, 2003, total assets pledged were $44 billion (2002 — $44 billion).

     Securities repurchase, borrowing and lending activities account for most of the Bank’s pledging. During 2003, the Board of Directors approved a global policy for asset pledging which includes global limits to ensure that pledging is effectively managed and controlled.

     Scotiabank relies on a broad range of funding sources. The principal sources of funding are capital, deposits drawn from retail and commercial clients in the Bank’s extensive domestic and international branch network, and wholesale funding. To ensure that the Bank does not place undue reliance on a single entity as a funding source, the Bank maintains a limit on the amount of deposits it will accept from any one entity. Core funds, represented by capital and core deposits of the Bank’s retail and commercial clients, were $137 billion as at October 31, 2003, versus $135 billion last year. This moderate increase arose from higher retail and commercial deposits, partially offset by the redemption of subordinated debentures. As at October 31, 2003, the Bank’s core funds represent 48% of total funding (2002 — 46%).

     The Bank has further enhanced its term funding through note issuance programs and the sale of mortgage-backed securities. In fiscal 2003, the Bank issued $3.4 billion in Euro medium-term notes, $2.8 billion in deposit notes in the domestic market, and $1.8 billion of Yankee certificates of deposit and other instruments. Further details on the Bank’s outstanding medium term-notes are provided in the table below. The Bank also sold $2.4 billion of NHA mortgages to Canada Housing Trust as a participant in the Canada Mortgage Bond Program.

Medium-term note maturities ($ millions)
	Wholesale	Euro
	deposit notes	MTN	Total

Less than one year	$2,624	$2,788	$5,412
One to five years	5,743	4,981	10,724
Greater than five years	548	—	548

Total	$8,915	$7,769	$16,684

Off-Balance Sheet Arrangements

In the normal course of business, the Bank is involved with off-balance sheet arrangements, which fall into three main categories: variable interest entities (VIEs), securitizations, and guarantees.

Variable interest entities

The Bank is involved with several types of off-balance sheet arrangements using VIEs, which fall into two broad categories:

•	VIEs used to provide a wide range of services to customers. These include sponsoring and actively managing mutual funds, as well as offering trust and estate services for personal and corporate trusts. In addition, the Bank establishes VIEs to assist clients in securitizing their financial assets, to provide investment opportunities and to allow borrowers to efficiently finance capital assets using synthetic leases.

•	Periodically, the Bank uses VIEs to diversify its funding sources and manage its capital requirements, by securitizing its own assets (including personal and corporate loans and mortgages) and issuing innovative Tier 1 capital instruments (e.g., Scotiabank Trust Securities).

     As disclosed in Note 2 to the consolidated financial statements on page 84, new Canadian accounting rules, which are effective for fiscal 2005, may require some of the above VIEs to be consolidated by the Bank. However, the standard setters continue to deliberate implementation issues, and have recently proposed amendments that likely will result in non-consolidation by the Bank of trusts administered by the Bank’s trust departments and mutual funds. As well, the Bank is in the process of restructuring certain VIEs with the intent that it will not be required to consolidate these vehicles once the new rules are effective. As a result, it is difficult to determine the financial impact of these new rules; however, the Bank does not expect it to be material.

     For many of the VIEs used to provide services to customers, the Bank has no exposure to loss on the underlying assets, as it does not guarantee the performance of the assets. For other transactions, the Bank may be exposed to credit, market, liquidity or operational risks. These VIEs are subject to the review and approval processes that the Bank applies to all transactions to ensure that these risks, as well as accounting, related party and ownership issues, are properly addressed.

Securitizations

     In certain off-balance sheet arrangements, the Bank securitizes its own personal and credit card loans, mortgages and business loans by transferring the assets to unrelated third parties. As discussed further in Note 1 to the consolidated financial statements on page 82, if certain criteria are met, the transfers are treated as sales and the transferred assets are removed from the consolidated balance sheet. These securitizations allow the Bank to diversify its funding sources and manage risks and capital requirements. The total principal amount of off-balance sheet securitized personal and credit card loans has declined over the past two years, as these arrangements mature and the underlying assets are reacquired by the Bank. The total principal

60	2003 Scotiabank Annual Report

Management’s Discussion & Analysis

Table 11 Interest rate gap

				Non-interest
Interest rate sensitivity position(1)	Within	3 to 12	Over	rate
As at October 31, 2003 ($ billions)	3 months	months	1 year	sensitive	Total

Canadian dollars
Assets	$95.5	$14.7	$44.0	$5.6	$159.8
Liabilities	92.6	19.2	26.3	21.7	159.8

Gap	2.9	(4.5)	17.7	(16.1)
Cumulative gap	2.9	(1.6)	16.1	—

Foreign currencies
Assets	90.8	8.9	15.9	10.5	126.1
Liabilities	94.9	5.7	8.8	16.7	126.1

Gap	(4.1)	3.2	7.1	(6.2)
Cumulative gap	(4.1)	(0.9)	6.2	—

Total
Gap	$(1.2)	$(1.3)	$24.8	$(22.3)
Cumulative gap	(1.2)	(2.5)	22.3	—

As at October 31, 2002:
Gap	$9.1	$(11.6)	$22.5	$(20.0)
Cumulative gap	9.1	(2.5)	20.0	—

(1)	The above figures reflect the inclusion of off-balance sheet instruments, as well as an estimate of prepayments on consumer and mortgage loans. The off-balance sheet gap is included in liabilities.

Table 12 Liquidity

For the fiscal years ($ millions)	2003	2002	2001	2000	1999

Canadian dollar liquid assets
Cash and deposits with Bank of Canada	$647	$868	$1,062	$648	$642
Deposits with other banks	1,382	686	1,124	1,131	1,327
Securities	34,234	30,310	25,284	22,129	16,571
Call and short loans	—	—	—	—	—

	36,263	31,864	27,470	23,908	18,540

Foreign currency liquid assets
Cash and deposits with Bank of Canada	2,388	2,370	2,147	1,598	1,302
Deposits with other banks	16,163	16,348	15,827	15,368	13,844
Securities	20,254	16,194	17,702	12,058	10,229
Call and short loans	—	—	291	—	—

	38,805	34,912	35,967	29,024	25,375

Total liquid assets
Cash and deposits with Bank of Canada	3,035	3,238	3,209	2,246	1,944
Deposits with other banks	17,545	17,034	16,951	16,499	15,171
Securities	54,488	46,504	42,986	34,187	26,800
Call and short loans	—	—	291	—	—

	$75,068	$66,776	$63,437	$52,932	$43,915

Liquid assets as a % of total assets	26.3%	22.5%	22.3%	20.9%	19.7%

2003 Scotiabank Annual Report	61

Management’s Discussion & Analysis

amount of off-balance sheet securitized mortgages has increased over the past two years, as securitization was a cost-effective method of funding the significant growth in mortgages over that period. Given the Bank’s sizable capital base, and manner in which the securitizations are structured, the Bank is not exposed to significant liquidity risks in connection with these off-balance sheet arrangements.

     Subsequent to the transfer of the assets, the Bank retains interests in certain securities issued by the trust, maintains relationships with the underlying customers and provides administrative services to the trust. The Bank recorded securitization revenues of $140 million in 2003 compared to $162 million in the prior year. More information on the amount of securitizations and associated cash flows, servicing fees and retained interests is provided in note 4(b) to the consolidated financial statements on page 86.

Guarantees

Off-balance sheet arrangements in the form of guarantees are issued by the Bank to earn fee revenue and consist primarily of:

•	Standby letters of credit and letters of guarantee, which are issued at the request of a bank customer to secure the customer’s payment or performance obligations to a third party. Annual fees from these arrangements are approximately $125 million.

•	Liquidity facilities, which generally provide an alternate source of financing to asset-backed commercial paper conduits, in the event market disruption prevents the conduits from issuing commercial paper.

     These arrangements may expose the Bank to credit or liquidity risks and are subject to appropriate underwriting procedures.

     Various other guarantees are also issued from time to time in the normal course of business. More information on guarantees can be found in note 20 to the consolidated financial statements on page 100.

Operational Risk

Operational risk is the risk of loss resulting from external events, or from inadequate or failed internal processes, systems or human behaviour. Operational risk is an inherent risk element in each of the Bank’s business and key support activities. It can manifest itself in various ways, including breakdowns, errors, business interruptions, and inappropriate behaviour of employees, and can potentially result in financial loss, regulatory sanctions and damage to the Bank’s reputation.

     Operational risk is managed and controlled within the individual business lines in accordance with Bank policies and standards, including:

•	a Board-approved operational risk management policy;

•	continuous identification, assessment, measurement and management of operational risks faced by the Bank, including those related to new initiatives;

•	trained and competent staff, with clearly defined and documented approval authorities;

•	segregation of duties and delegation of authority within business units;

•	communication and enforcement of the Bank’s Guidelines for Business Conduct;

•	a comprehensive business recovery planning process, including business resumption plans for all key operations areas, and extensive on- and off-site backup facilities to ensure the availability of service delivery; and

•	risk mitigation through insurance, where appropriate.

     As well, regular risk-based audits by an experienced independent internal audit department include comprehensive reviews of the design and operation of internal control systems in all business and support groups, new products and systems, and the reliability and integrity of data processing operations.

     The Bank’s central operational risk management unit is responsible for developing and implementing group-wide methodologies for identification, measurement, assessment and management of operational risk. In fulfilling its mandate it is responsible for:

•	defining high-level operational risk policies to ensure a comprehensive and consistent approach to the identification and management of operational risk.

•	providing guidance to business units on operational risk-related issues, including regulatory changes and developments in the measurement and management of operational risk, to promote best practices throughout the Bank; and

•	ongoing review and improvement of all aspects of operational risk management to reflect developments in industry best practice and regulatory requirements.

     In 2003, the Bank implemented a guided self-assessment program for all significant business units under the direction of the central operational risk management unit. Line management of each business unit, in conjunction with risk management personnel, conducted a structured operational risk review to identify and assess operational risks relevant to the business unit and, where appropriate, develop action plans to mitigate identified risks. Results of this program were aggregated and reported to executive management and the Board of Directors.

     In 2003, the Bank also enhanced its operational loss data collection through the development of data standards based on industry norms, and broadened the scope of data collection in relation to both business units and types of losses.

62	2003 Scotiabank Annual Report

Management’s Discussion & Analysis

Reputational Risk

Reputational risk is the risk that negative publicity regarding an institution’s business practices, whether true or not, will adversely affect the Bank’s operations or customer base, or will require costly litigation or other defensive measures.

     Negative publicity about an institution’s business practices may involve any aspect of its operations, but usually involves questions about business ethics and integrity, competence, or quality of products and services. Negative publicity and attendant reputational risk frequently arise as a by-product of some other kind of risk management control failure.

     Reputational risk is managed and controlled throughout the Bank by a wide array of codes of conduct, governance practices and risk management programs, policies, procedures, and training. Many relevant checks and balances are outlined in greater detail in other risk management sections, particularly Operational Risk. All directors, officers and employees have a responsibility to conduct their activities in a manner that minimizes reputational risk. The activities of the General Counsel, Corporate Secretary, Public & Corporate Affairs and Compliance departments are particularly oriented to the management of reputational risk.

     In providing credit or advice to customers, the Bank considers whether the transaction or relationship might give rise to reputational risk. To manage this risk, the Bank has created a Reputational Risk Committee to support other risk management committees and business units with their assessment of complex products and transactions. To ensure that the Bank executes transactions that are, and will be seen to be, congruent with high ethical standards, the Reputational Risk Committee considers a broad array of factors when assessing transactions, including: the extent, and outcome, of legal and regulatory due diligence pertinent to the transaction; the economic intent of the transaction; the effect of the transaction on the transparency of a customer’s financial reporting; the need for customer or public disclosure; conflict of interest; fairness; and public perception. The Reputational Risk Committee may impose any conditions on customer transactions that the Committee believes are necessary to ensure that the transactions meet Bank standards.

Environmental Risk

Environmental issues continue to increase in importance for all our stakeholders — shareholders, customers, employees and communities. We realize that we must manage the direct and indirect impact we have on the environment. To do this, we have implemented policies, practices and employee initiatives to operate in an environmentally friendly way.

     Scotiabank’s environmental policy was first introduced in 1991, and reflects our commitment to responsible conduct, both to protect and conserve the environment and to safeguard the interests of stakeholders from environmental risk. The policy has since been periodically updated, with the approval of the Bank’s Board of Directors, and guides our day-to-day operations, the management of our real estate holdings and our lending practices. In addition, many of our supplier agreements now include an environmental component.

     The Bank is dedicated to integrating environmental compliance and conservation into the management of its business operations. This integration will be pursued in a manner consistent with sound business principles, with due regard for sustainable development.

     Environmental considerations are also built into the Bank’s credit evaluation procedures through an Environmental Lending Policy that has been in place for more than 10 years. The policy and related procedures are designed to safeguard the interests of stakeholders from the effects of environmental risk.

2003 Scotiabank Annual Report	63

Management’s Discussion & Analysis

Supplementary Data*
Credit Risk

Table 13 Geographic distribution of earning assets

	2003

		% of
		earning
As at September 30 ($ billions)	Balance	assets	2002	2001	2000	1999

North America
Canada	$158.5	60.8%	$147.8	$135.3	$133.0	$122.7
United States	34.1	13.1	46.4	43.1	44.0	38.9

	192.6	73.9	194.2	178.4	177.0	161.6

Europe
United Kingdom	8.1	3.1	10.2	10.4	9.2	8.1
Germany	2.9	1.1	2.8	3.5	3.3	2.4
France	1.5	0.6	1.4	1.5	1.9	1.7
Netherlands	1.5	0.6	1.1	1.0	0.6	1.0
Ireland	1.4	0.5	1.6	1.4	0.9	1.2
Other	4.8	1.9	5.0	5.6	4.4	4.2

	20.2	7.8	22.1	23.4	20.3	18.6

Asia
South Korea	1.8	0.7	2.3	1.5	1.4	1.4
Japan	1.7	0.6	1.6	1.4	1.3	1.3
Malaysia	1.5	0.6	1.6	1.7	1.3	1.2
India	1.1	0.4	1.1	1.1	0.9	0.7
Hong Kong	1.0	0.4	1.2	1.4	2.0	1.6
Other	2.0	0.8	2.2	1.9	1.5	1.6

	9.1	3.5	10.0	9.0	8.4	7.8

Caribbean
Jamaica	2.6	1.0	3.4	3.2	2.8	2.7
Puerto Rico	2.1	0.8	2.6	2.4	2.1	2.0
Bahamas	1.7	0.6	1.8	1.7	1.5	1.4
Trinidad & Tobago	1.6	0.6	1.7	1.7	1.5	1.3
Other	6.4	2.5	6.9	5.2	4.6	4.2

	14.4	5.5	16.4	14.2	12.5	11.6

Latin America
Mexico	18.2	7.0	20.3	19.7	1.5	1.2
Chile	3.4	1.3	3.6	3.0	3.1	0.4
Argentina	—	—	0.2	3.7	3.7	3.3
Other	3.7	1.4	3.7	3.9	3.3	2.8

	25.3	9.7	27.8	30.3	11.6	7.7

Middle East and Africa	0.4	0.2	0.5	0.4	0.4	0.6

General allowance(1)	(1.5)	(0.6)	(1.5)	(1.5)	(1.3)	(1.3)

Total	$260.5	100.0%	$269.5	$254.2	$228.9	$206.6

(1)	As at October 31.

*	Certain comparative amounts in this report have been reclassified to conform with current year presentation.

64	2003 Scotiabank Annual Report

Management’s Discussion & Analysis

Table 14 Cross-border exposure to select countries(1)

					Investment in
		Interbank		Government and	subsidiaries		2003	2002
As at October 31 ($ millions)	Loans	deposits	Trade	other securities	and affiliates(3)	Other	Total	Total

Asia
South Korea	$819	$11	$236	$547	$—	$22	$1,635	$2,293
Japan	510	56	60	630	—	103	1,359	1,301
Malaysia	659	13	37	338	128	—	1,175	1,122
India	296	59	491	40	—	17	903	596
Hong Kong	402	—	31	217	—	47	697	758
China	26	29	301	7	—	52	415	149
Other(2)	215	176	131	310	—	7	839	944

	2,927	344	1,287	2,089	128	248	7,023	7,163

Latin America
Mexico	1,011	—	118	742	888	6	2,765	2,474
Brazil	35	—	561	400	—	1	997	1,065
Chile	431	198	6	—	248	1	884	763
Venezuela	1	—	2	149	89	—	241	300
Argentina	16	—	—	35	—	—	51	164
Other(4)	1,296	6	54	74	104	1	1,535	1,518

	2,790	204	741	1,400	1,329	9	6,473	6,284

(1)	Cross-border exposure represents a claim, denominated in a currency other than the local one, against a borrower in a foreign country on the basis of ultimate risk.

(2)	Includes Indonesia, The Philippines, Singapore, Taiwan and Thailand.

(3)	Excludes goodwill of nil (2002 — $36) in Mexico and $111 (2002 — $110) in Chile.

(4)	Includes Colombia, Costa Rica, El Salvador, Panama, Peru and Uruguay.

Table 15 Loans and acceptances by geography

						Percentage mix
Excludes reverse repos
As at September 30 ($ billions)	2003	2002	2001	2000	1999	2003	1999

Canada
Atlantic provinces	$10.0	$9.4	$9.3	$9.2	$9.1	6.5%	6.6%
Quebec	7.9	7.1	6.9	8.1	7.5	5.0	5.4
Ontario	60.8	55.5	51.5	50.7	48.3	39.0	34.7
Manitoba and Saskatchewan	5.0	4.8	4.8	4.4	4.2	3.2	3.0
Alberta	11.7	11.1	11.1	11.0	10.0	7.5	7.2
British Columbia	12.8	12.3	12.2	12.4	12.1	8.2	8.7

	108.2	100.2	95.8	95.8	91.2	69.4	65.6

International
United States	13.8	21.5	21.5	23.5	22.0	8.9	15.8
Europe	8.0	10.8	10.3	9.3	7.9	5.1	5.6
Caribbean	10.2	11.6	10.6	9.4	8.7	6.6	6.3
Asia	4.6	4.9	5.2	5.8	5.7	2.9	4.1
Latin America	12.2	13.1	15.0	7.6	4.4	7.9	3.2
Middle East and Africa	0.4	0.3	0.3	0.3	0.4	0.2	0.3

	49.2	62.2	62.9	55.9	49.1	31.6	35.3

General allowance(1)	(1.5)	(1.5)	(1.5)	(1.3)	(1.3)	(1.0)	(0.9)

Total loans and acceptances	$155.9	$160.9	$157.2	$150.4	$139.0	100.0%	100.0%

(1)	As at October 31.

2003 Scotiabank Annual Report	65

Management’s Discussion & Analysis

Table 16 Loans and acceptances by type of borrower

	2003
Excludes reverse repos
As at September 30 ($ billions)	Balance	% of total	2002	2001	2000

Loans to households
Residential mortgages	$60.4	38.8%	$55.9	$52.5	$49.8
Personal loans	25.6	16.4	22.9	19.7	17.7

	86.0	55.2	78.8	72.2	67.5

Loans to businesses and governments
Resource and manufacturing, excluding automotive
Mining and primary metals	3.3	2.1	4.0	4.1	3.8
Oil and gas	2.6	1.7	3.8	3.5	4.2
Food and beverage	2.5	1.6	3.1	3.3	2.9
Agriculture	2.3	1.5	2.3	2.3	2.2
Electrical and other machinery	1.6	1.1	2.2	3.2	2.8
Forest products	1.6	1.0	2.6	2.5	2.1
Other resource and manufacturing	5.5	3.5	6.3	7.7	8.3

	19.4	12.5	24.3	26.6	26.3
Real estate and construction	7.0	4.5	7.2	8.0	8.9
Banks and other financial services	6.5	4.1	7.9	6.7	7.5
Wholesale and retail distribution, excluding automotive	5.7	3.7	5.1	6.6	7.0
Automotive manufacturing and distribution	4.8	3.1	5.0	5.2	5.4
Transportation	3.8	2.4	4.8	4.7	4.7
Telecommunications and cable	3.2	2.0	4.8	4.9	4.1
Hotels	2.9	1.9	3.0	3.1	2.7
Utilities	2.8	1.8	4.6	3.9	2.6
Media	2.5	1.6	2.9	2.9	3.4
Leisure and amusements	2.1	1.4	2.4	2.1	2.6
Business services	1.9	1.2	2.2	2.3	1.8
Government	1.7	1.1	1.3	1.7	0.9
Other services	7.1	4.5	8.1	7.8	6.3

	71.4	45.8	83.6	86.5	84.2

	157.4	101.0	162.4	158.7	151.7
General allowance(1)	(1.5)	(1.0)	(1.5)	(1.5)	(1.3)

Total loans and acceptances	$155.9	100.0%	$160.9	$157.2	$150.4

(1)	As at October 31.

Table 17 Exposure to power and telecommunication sectors

	2003			2002

Loans and acceptances, as at October 31, 2003	Investment	Non-investment		Investment	Non-investment
($ millions)	grade	grade	Total	grade	grade	Total

Power sector(1)
Regulated utilities	$542	$494	$1,036	$1,213	$630	$1,843
Diversified generation	25	338	363	—	789	789
Independent power projects with power purchase agreements	437	272	709	558	475	1,033
Other power projects	45	631	676	202	1,005	1,207

Total	$1,049	$1,735	$2,784	$1,973	$2,899	$4,872

Telecommunication sector
Cable operators	$131	$1,441	$1,572	$223	$1,666	$1,889
Regulated telephone	420	113	533	1,112	249	1,361
Unregulated telephone	56	186	242	69	374	443
Wireless	172	501	673	167	782	949
Other	—	97	97	—	180	180

Total	$779	$2,338	$3,117	$1,571	$3,251	$4,822

(1)	Loans in the Power sector are included in the Utilities category in Table 16 above.

66	2003 Scotiabank Annual Report

Management’s Discussion & Analysis

Table 18   Off-balance sheet credit instruments

As at October 31 ($ billions)	2003	2002	2001	2000	1999

Commitments to extend credit	$110.5	$127.0	$132.6	$127.7	$115.0
Standby letters of credit and letters of guarantee	14.2	14.8	11.5	10.8	9.6
Securities lending, securities purchase commitments and other	7.7	5.9	4.9	6.7	4.9

Total	$132.4	$147.7	$149.0	$145.2	$129.5

Table 19   Changes in net impaired loans(1)

As at October 31 ($ millions)	2003	2002	2001	2000	1999

Gross impaired loans
Balance at beginning of year	$3,987	$4,439	$2,741	$2,380	$2,291
Acquisition of subsidiaries	—	—	906	121	—
Net additions	698	3,054	1,820	965	809
Disposal of Scotiabank Quilmes operations(2)	—	(1,006)	—	—	—
Writeoffs	(927)	(2,376)	(1,165)	(781)	(658)
Foreign exchange and other	(517)	(124)	137	56	(62)

Balance at end of year	3,241	3,987	4,439	2,741	2,380

Allowance for credit losses(3)
Balance at beginning of year	3,367	4,180	2,802	2,536	1,870
Acquisition of subsidiaries	—	—	919	153	—
Provision for credit losses charged to:
Income	893	2,029	1,425	765	635
Retained earnings	—	—	—	—	550 (4)
Disposal of Scotiabank Quilmes operations(2)	—	(504)	—	—	—
Writeoffs	(927)	(2,376)	(1,165)	(781)	(658)
Recoveries	164	169	123	113	138
Foreign exchange and other	(303)	(131)	76	16	1

Balance at end of year	3,194	3,367	4,180	2,802	2,536

Net impaired loans
Balance at beginning of year	620	259	(61)	(156)	421
Net change in gross impaired loans	(746)	(452)	1,698	361	89
Net change in allowance for credit losses	173	813	(1,378)	(266)	(666)

Balance at end of year	$47	$620	$259	$(61)	$(156)

(1)	Excludes net impaired loans pertaining to designated emerging markets.

(2)	Includes foreign exchange impact.

(3)	Comprises specific and general allowances.

(4)	Refer to footnote (1) on page 118.

Table 20   Specific provisions for credit losses by business line

For the fiscal years ($ millions)	2003	2002	2001	2000	1999

Domestic
Retail	$194	$177	$140	$140	$150
Commercial	77	82	106	28	84

	271	259	246	168	234

International
Latin America(1)	(29)	434	162	99	73
Caribbean	84	73	62	61	33
Asia	17	13	25	16	—
Europe	1	3	1	9	9

	73	523	250	185	115

Scotia Capital
Canada	124	37	38	33	(87)
United States	270	1,131	671	308	229
Other	155	79	45	71	(6)

	549	1,247	754	412	136

Total	$893	$2,029	$1,250	$765	$485

(1)	Includes reversals of $64 (2002 — charge of $454) of specific provisions with respect to Argentina, including cross-border exposure.

2003 Scotiabank Annual Report	67

Management’s Discussion & Analysis

Table 21   Provisions for credit losses as a percentage of average loans and acceptances

For the fiscal years (%)	2003	2002	2001	2000	1999

Canada
Residential mortgages, personal and credit cards	0.27%	0.26%	0.23%	0.23%	0.25%
Business	0.47	0.29	0.34	0.15	(0.01)
U.S. and Other International	0.70	2.06	1.22	0.87	0.57

Weighted subtotal — specific provisions	0.48	1.05	0.68	0.46	0.31

General provision	—	—	0.10	—	0.10 (1)

Weighted total	0.48%	1.05%	0.78%	0.46%	0.41%

(1)	Refer to footnote (1) on page 118.

Table 22   Specific provisions by type of borrower

For the fiscal years ($ millions)	2003	2002

Personal loans	$246	$241

Businesses and governments
Resource and manufacturing, excluding automotive
Oil and gas	(51)	9
Food and beverage	54	138
Forest products	19	15
Agriculture	25	3
Electrical and other machinery	42	57
Primary metals and mining	56	(2)
Other	25	181

	170	401
Automotive manufacturing and distribution	34	3
Banks and other financial services	—	(23)
Transportation	140	4
Wholesale and retail distribution, excluding automotive	25	20
Utilities	113	180
Telecommunications and cable	27	552
Real estate and construction	55	53
Media	—	24
Hotels	30	(1)
Government	1	1
Business services	67	33
Leisure & amusements	14	4
Other services	35	83

	711	1,334

	957	1,575
Argentina	(64)	454

Total specific provisions	$893	$2,029

68	2003 Scotiabank Annual Report

Management’s Discussion & Analysis

Table 23   Non-performing loans by type of borrower

	2003			2002

Excluding reverse repos		Allowance for			Allowance for
As at October 31 ($ millions)	Net	credit losses	Gross	Net	credit losses	Gross

Personal loans	$321	$(436)	$757	$402	$(479)	$881

Businesses and governments
Resource and manufacturing, excluding automotive
Oil and gas	—	—	—	5	(31)	36
Food and beverage	50	(88)	138	106	(47)	153
Forest products	10	(29)	39	20	(22)	42
Agriculture	14	(51)	65	29	(34)	63
Electrical and other machinery	49	(59)	108	100	(68)	168
Primary metals and mining	58	(88)	146	44	(65)	109
Other	69	(91)	160	214	(188)	402

	250	(406)	656	518	(455)	973
Automotive manufacturing and distribution	42	(66)	108	18	(52)	70
Banks and other financial services	2	(9)	11	17	(87)	104
Transportation	100	(140)	240	—	(61)	61
Wholesale and retail distribution, excluding automotive	20	(66)	86	74	(85)	159
Utilities	156	(138)	294	186	(162)	348
Telecommunications and cable	300	(86)	386	528	(162)	690
Real estate and construction	69	(124)	193	106	(83)	189
Media	7	(19)	26	20	(28)	48
Hotels	169	(70)	239	47	(25)	72
Government	—	(3)	3	19	(4)	23
Business services	15	(19)	34	27	(27)	54
Leisure & amusements	51	(40)	91	81	(36)	117
Other services	20	(97)	117	52	(147)	199

	1,201	(1,283)	2,484	1,693	(1,414)	3,107

	1,522	(1,719)	3,241	2,095	(1,893)	3,988
Allowance for credit losses — general	(1,475)			(1,475)

Net impaired loans after general allowance	$47			$620

Capital

Table 24   Capital funding activity

Issues		Maturities/Redemptions/Repurchases

Tier 1 Capital		Preferred shares

February 13, 2003	$750,000,000 Scotiabank Trust Securities — Series 2003-1 issued by Scotiabank Capital Trust	January 29, 2003	$225,000,000 Series 8 non-cumulative preferred shares

		April 28, 2003	$250,000,000 Series 9 non-cumulative preferred shares

Subordinated debentures

		March 24, 2003	$116,215,000 8.10% debentures due March 24, 2003

		May 1, 2003	US$250,000,000 6.875% debentures due May 1, 2003

		April 1, 2003	$600,000,000 5.40% debentures due April 1, 2008

2003 Scotiabank Annual Report	69

Management’s Discussion & Analysis

Table 25   Risk-weighted assets

As at October 31 ($ billions)			2003		2002

Conversion	Weighting			Risk-		Risk-
factor	factor		Gross	weighted	Gross	weighted

On-balance sheet
—	0 – 20%	Cash resources	$20.6	$3.1	$20.3	$3.0
—	0 – 100%	Securities(1)	63.2	9.0	56.2	10.3
—	0 – 50%	Residential mortgages	61.5	19.4	56.1	15.6
—	0 – 100%	Loans and acceptances	117.0	85.2	138.0	97.4
—	0 – 100%	Other assets	23.6	5.0	25.8	5.9

		Total on-balance sheet	285.9	121.7	296.4	132.2

Off-balance sheet
		Indirect credit instruments:
0%	—	One year and under credit commitments	76.2	—	87.5	—
20%	0 – 100%	Short-term trade letters of credit	0.7	0.1	0.8	0.1
50%	0 – 100%	Longer-term credit commitments	34.3	14.9	39.5	17.1
50%	0 – 100%	Performance guarantees	4.6	2.3	5.6	2.8
100%	0 – 100%	Standby letters of credit, letters of guarantee, securities lending and other commitments	16.6	8.9	14.3	6.9

			132.4	26.2	147.7	26.9

		Interest rate instruments:
0 — 1.5%	0 – 50%	Futures and forward rate agreements	173.5	—	193.9	—
0 — 1.5%	0 – 50%	Interest rate swaps	484.1	2.2	537.8	3.3
0 — 1.5%	0 – 50%	Interest rate options	105.4	0.2	98.0	0.2

			763.0	2.4	829.7	3.5

		Foreign exchange instruments:
1 — 7.5%	0 – 50%	Futures and foreign exchange contracts	189.8	2.0	213.9	1.5
1 — 7.5%	0 – 50%	Currency swaps	52.3	1.3	54.0	0.9
1 — 7.5%	0 – 50%	Currency options	6.6	0.1	8.3	0.1

			248.7	3.4	276.2	2.5

		Other derivative instruments
6 — 10%	0 – 50%	Equity swaps and options	20.6	0.4	20.4	0.6
6 — 10%	0 – 50%	Credit derivatives	17.4	0.3	12.1	0.2
7 — 15%	0 – 50%	Other	2.9	0.1	3.3	0.1

			40.9	0.8	35.8	0.9

		Total off-balance sheet	1,185.0	32.8	1,289.4	33.8

		Total gross and risk-weighted assets	1,470.9	154.5	1,585.8	166.0

		Impact of master netting		(3.1)		(3.3)

		Market risk – risk assets equivalent(1)		3.1		2.7

		Total	$1,470.9	$154.5	$1,585.8	$165.4

(1)	Includes assets which are subject to market risk. The risk weighting of these assets is included in “Market risk — risk assets equivalent.”

Other Information

Table 26   Charges related to the sale of the operations of Scotiabank Quilmes

($ millions)	2003	2002	2001

Provision for (recovery of) credit losses	$(64)	$454	$50
Other income:
Loss on securities	19	20	40
Investment banking	—	(4)	—
Other(1)	—	87	10
Non-interest expenses:
Loss on disposal of subsidiary operations	31	237 (2)	—

Total provision and charges (recovery) before income taxes	(14)	794	100
Provision for (recovery of) income taxes	3	(254)	(38)

Total provision and charges (recovery)	$(11)	$540	$62

(1)	Reflects the loss from pesofication (the impact of converting U.S. dollar-denominated assets and liabilities to Argentine pesos at different and non-market rates, as mandated by the Argentine government).

(2)	Loss on disposal of subsidiary operations is net of a $95 foreign exchange gain, which was transferred from cumulative foreign exchange translation in the consolidated balance sheet. This foreign exchange gain primarily offsets the foreign exchange loss from the devaluation of the Argentine peso on the allowance for credit losses established in the first quarter of 2002.

70	2003 Scotiabank Annual Report

Management’s Discussion & Analysis

Table 27   Components of net income as a percentage of average total assets(1)

Taxable equivalent basis
For the fiscal years (%)	2003	2002	2001	2000	1999(2)

Net interest income	2.23%	2.34%	2.37%	2.26%	2.11%
Provision for credit losses	(0.31)	(0.69)	(0.53)	(0.32)	(0.28)
Other income	1.39	1.33	1.50	1.54	1.39

Net interest and other income	3.31	2.98	3.34	3.48	3.22
Non-interest expenses	(1.99)	(2.01)	(2.08)	(2.16)	(2.08)
Restructuring provision and goodwill writeoff	—	—	—	0.01	0.01

Net income before the undernoted:	1.32	0.97	1.26	1.33	1.15
Provision for income taxes and non-controlling interest	(0.46)	(0.36)	(0.46)	(0.52)	(0.47)

Net income	0.86%	0.61%	0.80%	0.81%	0.68%
Average total assets ($ billions)	$288.5	$296.9	$271.8	$238.7	$229.0

(1)	Income from tax-exempt securities has been expressed on an equivalent before-tax basis. The provision for income taxes has been adjusted by a corresponding amount: 2003 — $278 million; 2002 — $268 million; 2001 — $230 million; 2000 — $194 million; 1999 — $163 million.

(2)	Refer to footnote (1) on page 118.

Table 28   General allowance and unrealized gains (losses) on investment securities

For the fiscal years ($ millions)	2003	2002	2001	2000	1999

General allowance	$1,475	$1,475	$1,475	$1,300	$1,300

Unrealized gains (losses) on investment securities
Common and preferred shares	$164	$(131)	$35	$466	$244
Emerging market bonds	512	219	298	388	154
Other fixed income	27	(113)	204	9	(98)

	$703	$(25)	$537	$863	$300

Table 29   Assets under administration and management

As at September 30 ($ billions)	2003	2002	2001	2000	1999

Assets under administration
Personal
Retail brokerage	$47.4	$41.0	$40.1	$44.9	$34.6
Investment management and trust	56.6	57.1	51.2	47.3	46.9

	104.0	98.1	91.3	92.2	81.5

Mutual funds	14.2	14.4	14.1	10.5	8.8
Institutional	43.8	31.9	47.7	54.0	52.6

Total	$162.0	$144.4	$153.1	$156.7	$142.9

Assets under management
Personal	$7.0	$7.8	$8.2	$8.7	$7.5
Mutual funds	11.6	12.2	12.0	8.1	7.1
Institutional	1.4	1.5	1.7	2.0	1.6

Total	$20.0	$21.5	$21.9	$18.8	$16.2

Table 30   Fees paid to the shareholders’ auditors

For the fiscal years ($ millions)	2003	2002

Audit services	$12.5	$9.2
Audit-related services	0.5	2.0
Tax services outside of the audit scope	2.2	2.2
Other non-audit services	1.2	0.9

	$16.4	$14.3

2003 Scotiabank Annual Report	71

Management’s Discussion & Analysis

Table 31   Selected quarterly information

	2003				2002

As at and for the quarter ended	Q4	Q3	Q2	Q1	Q4(1)	Q3	Q2	Q1(2)

Operating results ($ millions)
Net interest income (TEB(3))	1,584	1,630	1,603	1,611	1,702	1,733	1,712	1,796
Total revenue (TEB(3))	2,591	2,639	2,568	2,645	2,721	2,729	2,770	2,665
Provision for credit losses	120	200	248	325	429	400	350	850
Non-interest expenses	1,494	1,453	1,429	1,355	1,562	1,395	1,505	1,512
Provision for income taxes (TEB(3))	250	291	225	296	75	311	275	208
Net income	660	626	596	595	583	564	598	52
Net income available to common shareholders	650	616	572	568	559	537	571	25

Operating performance
Basic earnings per share ($)	1.28	1.22	1.14	1.12	1.11	1.07	1.13	0.05
Diluted earnings per share ($)	1.26	1.20	1.12	1.11	1.09	1.05	1.11	0.05
Return on equity (%)	18.6	17.7	17.2	16.6	16.5	16.2	18.3	0.8
Productivity ratio (%)(TEB(3))	57.7	55.1	55.6	51.2	57.4	51.1	54.3	56.7
Net interest margin on total average assets (%)(TEB(3))	2.22	2.28	2.25	2.17	2.28	2.33	2.34	2.41

Balance sheet information ($ billions)
Cash and securities	83.8	78.9	77.3	74.5	76.5	78.0	82.1	82.4
Loans and acceptances	178.5	179.6	189.2	188.0	194.1	194.7	191.4	187.7
Total assets	285.9	282.2	291.7	289.6	296.4	299.8	297.1	294.5
Deposits	192.7	190.3	189.2	192.7	195.6	197.5	195.4	194.5
Preferred shares	0.8	0.8	0.8	1.1	1.3	1.6	1.8	1.8
Common shareholders’ equity	13.8	13.9	13.6	13.7	13.5	13.4	13.0	12.6
Assets under administration	162.0	161.2	154.9	154.9	144.4	156.0	163.1	159.1
Assets under management	20.0	20.2	19.6	20.7	21.5	22.7	24.4	24.0

Capital measures (%)
Tier 1 capital ratio	10.8	10.6	10.3	10.0	9.9	9.8	9.9	9.2
Total capital ratio	13.2	13.1	12.7	12.8	12.7	12.5	13.4	12.7
Common equity to risk-weighted assets	9.2	9.1	8.7	8.8	8.6	8.3	8.3	8.0
Tangible common equity to risk-weighted assets	8.9	8.7	8.4	8.5	8.3	8.0	8.0	7.7
Risk-weighted assets ($ billions)	154.5	157.2	159.1	163.2	165.4	168.7	164.5	164.2

Credit quality
Net impaired loans after general allowance ($ millions)	47	317	378	559	620	1,019	515	670
General allowance for credit losses ($ millions)	1,475	1,475	1,475	1,475	1,475	1,475	1,475	1,475
Net impaired loans as a % of loans and acceptances(4)	0.03	0.18	0.20	0.30	0.32	0.52	0.27	0.36
Specific provision for credit losses as a % of average loans and acceptances	0.27	0.43	0.53	0.67	0.87	0.82	0.74	1.77

Common share information
Share price ($)
High	67.39	64.38	55.79	54.75	51.23	56.19	55.88	50.74
Low	58.37	55.03	49.67	44.55	42.02	44.06	45.20	44.05
Close	65.47	60.47	55.79	50.70	45.88	49.25	53.95	48.59
Shares outstanding (millions)
Average — Basic	505.9	505.2	503.5	504.5	504.0	504.8	504.3	504.3
Average — Diluted	514.2	513.8	511.3	512.3	510.9	513.5	513.3	513.2
End of period	505.4	506.1	504.0	503.7	504.1	503.8	505.3	503.7
Dividends per share ($)	0.44	0.44	0.40	0.40	0.37	0.37	0.37	0.34
Dividend yield (%)	2.8	2.9	3.0	3.2	3.2	3.0	2.9	2.9
Dividend payout ratio (%)	34.2	36.1	35.2	35.6	33.3	34.7	32.7	681.0
Market capitalization ($ billions)	33.1	30.6	28.1	25.5	23.1	24.8	27.3	24.5
Book value per share ($)	27.34	27.53	26.99	27.11	26.78	26.52	25.78	25.00
Market value to book value multiple	2.4	2.2	2.1	1.9	1.7	1.9	2.1	1.9
Price to earnings multiple (trailing 4 quarters)	13.8	13.2	12.6	11.4	13.7	14.8	16.3	15.2

(1)	Excluding charges for Argentina, the financial results would have been as follows: total revenue (TEB) $2,717, provision for credit losses $475, non-interest expenses $1,325 and provision for income taxes (TEB) $262. Net income would have been unchanged.

(2)	Excluding charges for Argentina, the financial results would have been as follows: total revenue (TEB) $2,772, provision for credit losses $350, provision for income taxes (TEB) $275, net income $592, net income available to common shareholders $565, return on equity 17.3%, specific provision for credit losses as a % of average loans and acceptances 0.73%, basic earnings per share $1.12, diluted earnings per share $1.10, dividend payout ratio 30.4% and price to earnings multiple 11.4.

(3)	Taxable equivalent basis.

(4)	Net impaired loans are impaired loans less the allowance for credit losses, including the general allowance.

72	2003 Scotiabank Annual Report

Consolidated Financial Statements

2003 Consolidated Financial Statements

Page	Audited Financial Statements:

74	Management’s Responsibility for Financial Information

74	Shareholders’ Auditors’ Report

75	Consolidated Balance Sheet

76	Consolidated Statement of Income

77	Consolidated Statement of Changes in Shareholders’ Equity

78	Consolidated Statement of Cash Flows

79	Notes to the Consolidated Financial Statements

Supplementary Information:

115	Principal Subsidiaries

116	Eleven-year Statistical Review

2003 Scotiabank Annual Report	73

Consolidated Financial Statements

Management’s Responsibility for Financial Information

The management of The Bank of Nova Scotia (the Bank) is responsible for the integrity and fair presentation of the financial information contained in this Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions Canada.

     The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgement of management. Financial information presented elsewhere in this Annual Report is consistent with that shown in the accompanying consolidated financial statements.

     Management has always recognized the importance of the Bank maintaining and reinforcing the highest possible standards of conduct in all of its actions, including the preparation and dissemination of statements fairly presenting the financial condition of the Bank. In this regard, management has developed and maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition, and liabilities are recognized. The system is augmented by written policies and procedures, the careful selection and training of qualified staff, the establishment of organizational structures providing an appropriate and well-defined division of responsibilities, and the communication of policies and guidelines of business conduct throughout the Bank.

     The system of internal controls is further supported by a professional staff of internal auditors who conduct periodic audits of all aspects of the Bank’s operations. As well, the Bank’s Chief Auditor has full and free access to, and meets periodically with, the Audit Committee of the Board of Directors.

     The Superintendent of Financial Institutions Canada examines and enquires into the business and affairs of the Bank, to the extent deemed necessary, to satisfy himself that the provisions of the Bank Act, having reference to the safety of the interests of depositors, creditors and shareholders of the Bank, are being duly observed and that the Bank is in a sound financial condition.

     The Audit Committee, composed entirely of outside directors, reviews the consolidated financial statements with both management and the independent auditors before such statements are approved by the Board of Directors and submitted to the shareholders of the Bank.

     The Conduct Review and Pension Committees of the Board of Directors, composed entirely of outside directors, review and report their findings to the Board of Directors on all related party transactions having a material impact on the Bank.

     KPMG LLP and PricewaterhouseCoopers LLP, the independent auditors appointed by the shareholders of the Bank, have examined the consolidated financial statements of the Bank in accordance with Canadian generally accepted auditing standards and have expressed their opinion upon completion of such examination in the following report to the shareholders. In order to provide their opinion on these consolidated financial statements, the Shareholders’ Auditors review the system of internal controls and conduct their work to the extent that they consider appropriate. The Shareholders’ Auditors have full and free access to, and meet periodically with, the Audit Committee to discuss their audit and findings as to the integrity of the Bank’s accounting, financial reporting and related matters.

Peter C. Godsoe Chairman of the Board and Chief Executive Officer Toronto, December 2, 2003	Richard E. Waugh President	Sarabjit S. Marwah Senior Executive Vice-President and Chief Financial Officer

Shareholders’ Auditors’ Report

To the Shareholders of The Bank of Nova Scotia

We have audited the Consolidated Balance Sheets of The Bank of Nova Scotia as at October 31, 2003 and 2002, and the Consolidated Statements of Income, Changes in Shareholders’ Equity and Cash Flows for each of the years in the three-year period ended October 31, 2003. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2003 and 2002, and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2003 in accordance with Canadian generally accepted accounting principles.

KPMG LLP Chartered Accountants	PricewaterhouseCoopers LLP Chartered Accountants	Toronto, December 2, 2003

74	2003 Scotiabank Annual Report

Consolidated Financial Statements

Consolidated Balance Sheet

As at October 31 ($ millions)	2003	2002

Assets
Cash resources
Cash and non-interest-bearing deposits with banks	$1,373	$1,664
Interest-bearing deposits with banks	17,111	16,582
Precious metals	2,097	2,027

	20,581	20,273

Securities (Note 3)
Investment	20,293	21,602
Trading	42,899	34,592

	63,192	56,194

Loans (Note 4)
Residential mortgages	61,646	56,295
Personal and credit cards	26,277	23,363
Business and governments	64,313	77,181
Securities purchased under resale agreements	22,648	32,262

	174,884	189,101
Allowance for credit losses (Note 5 b)	3,217	3,430

	171,667	185,671

Other
Customers’ liability under acceptances	6,811	8,399
Land, buildings and equipment (Note 6)	1,944	2,101
Trading derivatives’ market valuation (Note 22 d)	15,308	15,821
Goodwill (Note 7)	270	299
Other intangible assets (Note 7)	284	305
Other assets (Note 8)	5,835	7,317

	30,452	34,242

	$285,892	$296,380

Liabilities and shareholders’ equity
Deposits (Note 9)
Personal	$76,431	$75,558
Business and governments	93,541	93,830
Banks	22,700	26,230

	192,672	195,618

Other
Acceptances	6,811	8,399
Obligations related to securities sold under repurchase agreements	28,686	31,881
Obligations related to securities sold short	9,219	8,737
Trading derivatives’ market valuation (Note 22 d)	14,758	15,500
Other liabilities (Note 10)	14,145	15,678
Non-controlling interest in subsidiaries (Note 11)	2,326	1,912

	75,945	82,107

Subordinated debentures (Note 12)	2,661	3,878

Shareholders’ equity
Capital stock (Note 13)
Preferred shares	800	1,275
Common shares and contributed surplus	3,141	3,002
Retained earnings	11,747	10,398
Cumulative foreign currency translation	(1,074)	102

	14,614	14,777

	$285,892	$296,380

Peter C. Godsoe Chairman of the Board and Chief Executive Officer	Richard E. Waugh President

The accompanying notes are an integral part of these consolidated financial statements.

2003 Scotiabank Annual Report	75

Consolidated Financial Statements

Consolidated Statement of Income

For the year ended October 31 ($ millions)	2003	2002	2001

Interest income
Loans	$9,945	$10,708	$13,049
Securities	2,859	3,087	3,062
Deposits with banks	442	573	872

	13,246	14,368	16,983

Interest expense
Deposits	5,222	5,519	8,233
Subordinated debentures	139	203	303
Other	1,735	1,971	2,247

	7,096	7,693	10,783

Net interest income	6,150	6,675	6,200
Provision for credit losses (Note 5 b and Note 23)	893	2,029	1,425

Net interest income after provision for credit losses	5,257	4,646	4,775

Other income
Card revenues	204	280	211
Deposit and payment services	593	556	561
Mutual funds	161	174	161
Investment management, brokerage and trust services	455	473	477
Credit fees	684	671	640
Trading revenues	501	439	447
Investment banking	673	592	598
Net gain on investment securities (Note 3)	159	179	217
Securitization revenues	140	162	220
Other	445	416	539

	4,015	3,942	4,071

Net interest and other income	9,272	8,588	8,846

Non-interest expenses
Salaries and staff benefits	3,361	3,344	3,220
Premises and technology	1,156	1,183	1,133
Communications	251	281	285
Advertising and business development	199	208	217
Professional	141	136	157
Business and capital taxes	144	168	208
Other	448	417	442
Loss on disposal of subsidiary operations (Note 23)	31	237	—

	5,731	5,974	5,662

Income before the undernoted	3,541	2,614	3,184
Provision for income taxes (Note 15)	784	601	876
Non-controlling interest in net income of subsidiaries	280	216	139

Net income	$2,477	$1,797	$2,169

Preferred dividends paid and other	71	105	108

Net income available to common shareholders	$2,406	$1,692	$2,061

Average number of common shares outstanding (thousands) (Note 17):
Basic	504,783	504,340	500,619
Diluted	512,869	512,752	508,995
Earnings per common share (in dollars) (Note 17):
Basic	$4.76	$3.36	$4.12
Diluted	$4.69	$3.30	$4.05
Dividends per common share (in dollars)	$1.68	$1.45	$1.24

The accompanying notes are an integral part of these consolidated financial statements.

76	2003 Scotiabank Annual Report

Consolidated Financial Statements

Consolidated Statement of Changes in Shareholders’ Equity

For the year ended October 31 ($ millions)	2003	2002		2001

Preferred shares (Note 13)
Bank:
Balance at beginning of year	$1,025	$1,525		$1,525
Redeemed	(475)	(500)		—

Balance at end of year	550	1,025		1,525
Scotia Mortgage Investment Corporation	250	250		250

Total	800	1,275		1,775

Common shares and contributed surplus
Common shares (Note 13):
Balance at beginning of year	3,002	2,920		2,765
Issued	163	101		155
Purchased for cancellation	(25)	(19)		—

Balance at end of year	3,140	3,002		2,920
Contributed surplus: Fair value of stock options (Note 14)	1	—		—

Total	3,141	3,002		2,920

Retained earnings
Balance at beginning of year(1)	10,398	9,674		8,275
Cumulative effect of adoption of new accounting standards	—	(76	)(2)	(39	)(3)

	10,398	9,598		8,236
Net income	2,477	1,797		2,169
Dividends: Preferred	(52)	(105)		(108)
Common	(849)	(732)		(621)
Purchase of shares and premium on redemption	(220)	(154)		—
Other	(7)	(6)		(2)

Balance at end of year	11,747	10,398		9,674

Cumulative foreign currency translation
Balance at beginning of year	102	239		160
Net unrealized foreign exchange translation gains/(losses)(4)	(1,176)	(137	)(5)	79

Balance at end of year	(1,074)	102		239

Total shareholders’ equity at end of year	$14,614	$14,777		$14,608

(1)	Cumulative foreign currency translation has been separately disclosed from retained earnings.

(2)	Refer to Note 7.

(3)	Refer to Note 15.

(4)	Comprises unrealized foreign exchange translation gains/(losses) on net investments in self-sustaining foreign operations of $(2,185) (2002 — $(128); 2001 — $348), gains/(losses) from related foreign exchange hedging activities of $1,009 (2002 — $(31); 2001 — $(288)), reversal of prior years’ foreign exchange losses which were recognized in the Consolidated Statement of Income of nil (2002 — $12; 2001 — $19) and other of nil (2002 — $10; 2001 — nil).

(5)	Includes unrealized foreign exchange gains of $107 arising in fiscal 2002 from the translation of the net investment position in Scotiabank Quilmes, which were recorded in cumulative foreign currency translation. On disposal of Scotiabank Quilmes’ operations (refer to Note 23), the lifetime foreign exchange gains of $95 were transferred to the Consolidated Statement of Income.

The accompanying notes are an integral part of these consolidated financial statements.

2003 Scotiabank Annual Report	77

Consolidated Financial Statements

Consolidated Statement of Cash Flows

Sources and (uses) of cash flows
For the year ended October 31 ($ millions)	2003	2002	2001

Cash flows from operating activities
Net income	$2,477	$1,797	$2,169
Adjustments to net income to determine cash flows:
Depreciation and amortization	237	271	295
Provision for credit losses	893	2,029	1,425
Future income taxes	(108)	104	108
Net gain on investment securities	(159)	(179)	(217)
Loss on disposal of subsidiary operations (Note 23)	—	237	—
Net accrued interest receivable and payable	406	(147)	(104)
Trading securities	(10,218)	(7,402)	(2,817)
Trading derivatives’ market valuation, net	(375)	105	(888)
Other, net	(263)	136	(428)

	(7,110)	(3,049)	(457)

Cash flows from financing activities
Deposits	10,941	14,846	845
Obligations related to securities sold under repurchase agreements	722	2,671	(975)
Obligations related to securities sold short	653	2,314	2,122
Subordinated debenture redemptions/repayments	(1,059)	(1,421)	(106)
Capital stock issued	163	101	111
Capital stock redeemed/purchased for cancellation	(720)	(673)	—
Cash dividends paid	(901)	(837)	(686)
Other, net	(415)	1,199	(359)

	9,384	18,200	952

Cash flows from investing activities
Interest-bearing deposits with banks	(2,061)	(117)	1,753
Loans, excluding securitizations	(903)	(20,244)	1,257
Loan securitizations	2,443	2,241	2,053
Investment securities:
Purchases	(26,566)	(29,434)	(46,573)
Maturities	10,685	10,665	8,165
Sales	15,168	21,302	33,233
Land, buildings and equipment, net of disposals	(135)	(38)	(164)
Other, net(1)	(449)	198	(29)

	(1,818)	(15,427)	(305)

Effect of exchange rate changes on cash and cash equivalents	(148)	(96)	37

Net change in cash and cash equivalents	308	(372)	227
Cash and cash equivalents at beginning of year	589	961	734

Cash and cash equivalents at end of year	$897	$589	$961

Represented by:
Cash and non-interest-bearing deposits with banks	$1,373	$1,664	$1,535
Cheques and other items in transit, net liability (Note 10)	(476)	(1,075)	(574)

Cash and cash equivalents at end of year	$897	$589	$961

Cash disbursements made for:
Interest	$6,971	$8,332	$11,214
Income taxes	$421	$817	$1,083

(1)	Includes: investments in subsidiaries of $487 (2002 — $61; 2001 — $112), less cash and cash equivalents at the date of acquisition of $38 (2002 — $15; 2001 — $83); elimination of the net liability for cash and cash equivalents on disposal of subsidiary operations of nil (2002 — $106; 2001 — nil); and net proceeds from dispositions of business units of nil (2002 — $138; 2001 — nil).

The accompanying notes are an integral part of these consolidated financial statements.

78	2003 Scotiabank Annual Report

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Page	Note

80	1.	Significant accounting policies

84	2.	Future accounting changes

85	3.	Securities

86	4.	Loans

88	5.	Impaired loans and allowance for credit losses

88	6.	Land, buildings and equipment

89	7.	Goodwill and other intangible assets

89	8.	Other assets

90	9.	Deposits

90	10.	Other liabilities

90	11.	Non-controlling interest in subsidiaries

91	12.	Subordinated debentures

92	13.	Capital stock

93	14.	Stock-based compensation

95	15.	Corporate income taxes

96	16.	Employee future benefits

97	17.	Earnings per common share

97	18.	Related party transactions

97	19.	Segmented results of operations

100	20.	Guarantees, commitments and contingent liabilities

102	21.	Financial instruments

105	22.	Derivative instruments

108	23.	Argentine charges

109	24.	Acquisitions

110	25.	Sale of business

110	26.	Reconciliation of Canadian and United States generally accepted accounting principles

2003 Scotiabank Annual Report	79

Consolidated Financial Statements

1.	Significant accounting policies

The consolidated financial statements of The Bank of Nova Scotia have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), including the accounting requirements of the Superintendent of Financial Institutions Canada (the Superintendent). The significant accounting policies used in the preparation of these consolidated financial statements are summarized on the following pages and conform in all material respects to Canadian GAAP. In addition, Note 26 describes and reconciles the significant measurement differences between Canadian and U.S. GAAP affecting the accompanying consolidated financial statements.

     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, and income and expenses during the reporting period. Key areas of estimation where management has made difficult, complex or subjective judgements, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments, and other-than-temporary impairment of investment securities. Therefore, actual results could differ from these and other estimates.

     Certain comparative amounts have been reclassified to conform with current year presentation. Where new accounting policies have been adopted during the year, the effects of these changes have been discussed in the respective notes.

Basis of consolidation

The consolidated financial statements include the assets, liabilities and results of operations of the Bank and all of its subsidiaries after the elimination of intercompany transactions and balances. Subsidiaries are defined as corporations controlled by the Bank which are normally corporations in which the Bank owns more than 50% of the voting shares.

     Investments in associated corporations, where the Bank has significant influence which is normally evidenced by direct or indirect ownership of between 20% and 50% of the voting shares, are carried on the equity basis of accounting and are included in investment securities in the Consolidated Balance Sheet. The Bank’s share of earnings of such corporations is included in interest income from securities in the Consolidated Statement of Income.

Translation of foreign currencies

Foreign currency monetary assets and liabilities of the Bank’s integrated foreign operations, and all foreign currency denominated assets and liabilities of its self-sustaining foreign operations are translated into Canadian dollars at rates prevailing at the end of the financial year. Foreign currency non-monetary assets and liabilities of the Bank’s integrated foreign operations are translated into Canadian dollars at historical rates.

     Unrealized gains and losses arising upon translation of net foreign currency investment positions in self-sustaining branches, subsidiaries and associated corporations, together with any gains or losses arising from hedges of those net investment positions, are credited or charged to cumulative foreign currency translation in the Consolidated Balance Sheet, except as noted below. Upon sale, reduction or substantial liquidation of an investment position, the previously recorded unrealized gains or losses thereon are transferred from cumulative foreign currency translation in the Consolidated Balance Sheet to the Consolidated Statement of Income.

     Translation gains and losses arising in the Bank’s integrated foreign operations, as well as those arising from self-sustaining foreign operations in highly inflationary environments, if any, are included in other income — trading revenues in the Consolidated Statement of Income.

     Revenues and expenses denominated in foreign currencies are translated using average exchange rates, except for depreciation and amortization of foreign currency denominated buildings, equipment and leasehold improvements of the Bank’s integrated operations, which are translated using historical rates.

Precious metals

Precious metals are carried at market value and are included in cash resources in the Consolidated Balance Sheet. The liability arising from outstanding certificates is also carried at market value and included in other liabilities in the Consolidated Balance Sheet.

Securities

Securities are held in either the investment or trading portfolio. Investment securities comprise debt and equity securities held for liquidity and longer-term investment. Equity securities in which the Bank’s holdings of voting shares are less than 20% are carried at cost, except where significant influence is demonstrated. Debt securities held in the investment account are carried at amortized cost with premiums and discounts being amortized to income over the period to maturity. When there has been a decline in value of debt or equity securities that is other than temporary, the carrying value of the securities is appropriately reduced. Such reductions, if any, together with gains and losses on disposals, which are determined on an average cost basis, are included in other income — net gain on investment securities in the Consolidated Statement of Income.

     Included in the investment portfolio are bonds received from the conversion of loans to designated emerging markets which are recorded at their face value net of the related country risk allowance. Loan substitute securities are customer financings which have been restructured as after-tax investments rather than conventional loans in order to provide the issuers with a lower borrowing rate. Such securities are accorded the accounting treatment applicable to loans.

     Trading securities are intended to be held for a short period of time and are carried at market value. Gains and losses on disposal and adjustments to market value are included in other income — trading revenues in the Consolidated Statement of Income. Where securities are used to hedge the volatility of stock-based compensation, gains and losses on disposal and adjustments to market value are included in salaries and staff benefits expense in the Consolidated Statement of Income.

Loans

Loans are stated net of any unearned income and of an allowance for credit losses. Interest income is accounted for on the accrual basis for all loans other than impaired loans. Accrued interest is included in other assets in the Consolidated Balance Sheet.

     A loan is classified as impaired when, in management’s opinion, there has been a deterioration in credit quality to the extent that there is no longer reasonable assurance of timely collection of the full amount of principal and interest. If a payment on a loan is contractually 90 days in arrears, the loan will be classified as impaired, if not already classified as such, unless the loan is fully secured, the collection of the debt is in process and the collection

80	2003 Scotiabank Annual Report

Consolidated Financial Statements

efforts are reasonably expected to result in repayment of the loan or in restoring it to a current status within 180 days from the date a payment has become contractually in arrears. Finally, a loan that is contractually 180 days in arrears is classified as impaired in all situations, except when it is guaranteed or insured by the Canadian government, the provinces or a Canadian government agency; such loans are classified as impaired if the loan is contractually in arrears for 365 days. Any credit card loan that has a payment that is contractually 180 days in arrears is written off.

     When a loan is classified as impaired, recognition of interest ceases. For those sovereign risk loans to which the related country risk allowance applies, interest continues to be accrued in income, except when the loans are classified as impaired. Interest received on impaired loans is credited to the carrying value of the loan.

     Loans are generally returned to accrual status when the timely collection of both principal and interest is reasonably assured and all delinquent principal and interest payments are brought current.

     Foreclosed assets received after April 30, 2003 meeting specified criteria are considered to be held for sale and recorded at fair value less costs to sell in other assets in the Consolidated Balance Sheet. If the specified criteria are not met, the asset is considered to be held for use, measured initially at fair value and accounted for in the same manner as a similar asset acquired in the normal course of business. Prior to May 1, 2003, foreclosed assets were included in impaired loans and presumed to be held for sale. As at October 31, 2003, these foreclosed assets totalled $96 million, of which $72 million were classified as held for sale as specified criteria were met at that date; the remainder were classified as held for use.

     Loan fees are recognized in income over the appropriate lending or commitment period. Loan syndication fees are included in credit fees in other income when the syndication is completed.

Securities purchased/sold under resale/repurchase agreements

The purchase and sale of securities under resale and repurchase agreements are treated as collateralized lending and borrowing transactions. The related interest income and interest expense are recorded on an accrual basis.

Allowance for credit losses

The Bank maintains an allowance for credit losses which, in management’s opinion, is adequate to absorb all incurred credit-related losses in its portfolio of the following on and off-balance sheet items: deposits with banks, loan substitute securities, securities purchased under resale agreements, loans, acceptances and other indirect credit commitments, such as letters of credit and guarantees. The allowance for credit losses consists of specific allowances, a general allowance, and a country risk allowance, each of which is reviewed on a regular basis. The allowance for credit losses against on-balance sheet items is included as a reduction of the related asset category, and allowances relating to off-balance sheet items are included in other liabilities in the Consolidated Balance Sheet. Full or partial write-offs of loans are recorded when management believes there is no realistic prospect of full recovery. Actual write-offs, net of recoveries, are deducted from the allowance for credit losses.

Specific allowances

Specific allowances, except those relating to credit card loans, certain personal loans and certain international residential mortgages, are determined on an item-by-item basis and reflect the associated estimated credit loss. In the case of loans, the specific allowance is the amount that is required to reduce the carrying value of an impaired loan to its estimated realizable amount. Generally, the estimated realizable amount is measured by discounting the expected future cash flows at the effective interest rate inherent in the loan at the date of impairment. When the amounts and timing of future cash flows cannot be measured with reasonable reliability, either the fair value of any security underlying the loan, net of expected costs of realization and any amounts legally required to be paid to the borrower, or the observable market price for the loan is used to measure the estimated realizable amount. The change in the present value attributable to the passage of time on the expected future cash flows is reported as a reduction of the provision for credit losses in the Consolidated Statement of Income. Specific allowances for credit card loans, certain personal loans and certain international residential mortgages are calculated using a formula method taking into account recent loss experience.

General allowance

The general allowance is established against the loan portfolio in respect of the Bank’s core business lines where prudent assessment by the Bank of past experience and existing economic and portfolio conditions indicate that it is probable that losses have occurred, but where such losses cannot be determined on an item-by-item basis.

     The general allowance for business and government loans is underpinned by a risk rating process in which internal risk ratings are assigned at the time of loan origination, monitored on an on-going basis, and adjusted to reflect changes in underlying credit risk. With the internal risk ratings as the foundation, the allowance is initially calculated through the application of migration and default statistics by risk rating, loss severity in the event of default, and exposure at default patterns within each of the business line portfolios. Based upon recent observable data, senior management forms a judgement whether adjustments are necessary to the initially calculated (quantitative) allowance and the amount of any such adjustments. In making this judgement, management considers observable factors such as economic trends and business conditions, portfolio concentrations, and trends in volumes and severity of delinquencies.

     For personal loan, credit card and mortgage portfolios, expected losses are estimated through analysis of historical loss migration and write-off trends.

     The level of general allowance is re-assessed quarterly and may fluctuate as a result of changes in portfolio volumes, concentrations and risk profile; analysis of evolving trends in probability of loss, severity of loss and exposure at default factors; and management’s current assessment of factors that may have affected the condition of the portfolio.

     While the total general allowance is established through a step-by-step process that considers risk arising from specific segments of the portfolio, the resulting total general allowance is available to absorb all incurred losses in the loan portfolio.

Country risk allowance

The country risk allowance is maintained in accordance with instructions issued by the Superintendent based on total transborder exposure to a prescribed group of countries. In accordance with those instructions, any new exposures to those designated emerging markets after October 31,1995, are subject to the same procedures as those used for determining specific allowances referred to above.

2003 Scotiabank Annual Report	81

Consolidated Financial Statements

Sales of loans

Effective July 1, 2001, the Bank adopted a new Canadian Institute of Chartered Accountants’ (CICA) accounting guideline for transfers of loans.

     Transfers of loans occurring after June 30, 2001, to unrelated parties are treated as sales provided that control over the transferred loans has been surrendered and consideration other than beneficial interests in the transferred loans has been received in exchange. If these criteria are not satisfied, then the transfers are treated as financing transactions. If treated as sales, the loans are removed from the Consolidated Balance Sheet and a gain or loss is recognized in income immediately based on the carrying value of the loans transferred, allocated between the assets sold and the retained interests in proportion to their fair values at the date of transfer. The fair values of loans sold, retained interests and recourse liabilities are determined using either quoted market prices, pricing models which take into account management’s best estimates of key assumptions such as expected losses, prepayments and discount rates commensurate with the risks involved, or sales of similar assets. Where the Bank continues to service the loans sold, a servicing liability or asset is recognized and amortized over the servicing period as servicing fees.

     Retained interests in securitizations that can be contractually prepaid or otherwise settled in such a way that the Bank would not recover substantially all of its recorded investment are classified in investment securities in the Consolidated Balance Sheet. Such retained interests are tested regularly for other-than-temporary impairment. When there has been an adverse change in the expected cash flows and the fair value of such retained interests is less than the carrying value, the retained interest’s carrying value is reduced to that fair value by a charge to securitization revenues in the Consolidated Statement of Income. Other retained interests are classified and accounted for as loans.

     Loans transferred prior to July 1, 2001, or transfers arising from the commitments made prior to that date, are accounted for as sales if significant risks and rewards of ownership have been transferred. Gains on sale are recognized immediately, unless there is recourse to the Bank in excess of expected losses, in which case the gains on sale are considered unrealized and deferred until they are collected in cash and there is no recourse to that cash. Losses are recognized in income immediately.

     For securitizations of loans, gains and losses on sale and servicing fee revenues are reported in securitization revenues in other income in the Consolidated Statement of Income. Where a servicing liability or asset is recognized, the amount is recorded in other liabilities or other assets in the Consolidated Balance Sheet.

     On November 1, 2002, the Bank established a new accounting policy for the sale of performing loans (other than by way of securitization), which is one of its credit risk management strategies. As such, gains and losses are reported in other income — other. Gains and losses on sales of impaired loans are reported in the provision for credit losses.

Acceptances

The Bank’s potential liability under acceptances is reported as a liability in the Consolidated Balance Sheet. The Bank has equal and offsetting claims against its customers in the event of a call on these commitments, which are reported as an asset. Fees earned are reported in other income — credit fees in the Consolidated Statement of Income.

Land, buildings and equipment

Land is carried at cost. Buildings, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful life of the related asset as follows: buildings — 40 years, equipment — 3 to 10 years, and leasehold improvements — term of lease plus one renewal option period.

     Net gains and losses on disposal are included in other income — other, in the Consolidated Statement of Income, in the year of disposal.

Goodwill and other intangible assets

Effective November 1, 2001, the Bank retroactively adopted a new CICA accounting standard for goodwill and other intangible assets without restatement of prior periods.

     Goodwill is the excess of the purchase price paid for the acquisition of a subsidiary over the fair value of the net assets acquired.

     Goodwill and other intangible assets with indefinite useful lives are not amortized, but are subject to impairment tests on at least an annual basis. Goodwill is allocated to reporting units and any potential goodwill impairment is identified by comparing the carrying value of a reporting unit with its fair value. If any potential impairment is indicated, then it is quantified by comparing the carrying value of goodwill to its fair value, calculated as the fair value of the reporting unit less the fair value of its assets and liabilities.

     Intangible assets, other than goodwill, which do not have indefinite useful lives are amortized on a straight-line basis over their useful lives not exceeding 20 years. These intangible assets are subject to an impairment test when events and circumstances indicate the carrying amounts may not be recoverable.

Corporate income taxes

The Bank follows the asset and liability method of accounting for corporate income taxes. Under this method, future tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences between the carrying amount of the assets and liabilities, and their values for tax purposes. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in future income taxes related to a change in tax rates are recognized in income in the period of the tax rate change.

     Future tax assets and liabilities are included in other assets and other liabilities in the Consolidated Balance Sheet.

Derivative instruments

     Derivative instruments are financial contracts whose value is derived from interest rates, foreign exchange rates or other financial or commodity indices. Most derivative instruments can be characterized as interest rate contracts, foreign exchange and gold contracts, commodity contracts, equity contracts or credit contracts. Derivative instruments are either exchange-traded contracts or negotiated over-the-counter contracts. Exchange-traded derivatives include futures and option contracts. Negotiated over-the-counter derivatives include swaps, forwards and options.

     The Bank enters into these derivative instruments to accommodate the risk management needs of its customers, for proprietary trading and for asset/liability management purposes.

     Derivative instruments designated as “trading” include derivatives entered into with customers to accommodate their risk

82	2003 Scotiabank Annual Report

Consolidated Financial Statements

management needs and derivatives transacted to generate trading income from the Bank’s proprietary trading positions. Trading derivatives are carried at their fair values [refer to Note 22(d)]. In determining the fair value of trading derivatives, a deferral is made to cover credit risk and ongoing direct costs over the life of the instruments. The gains and losses resulting from changes in fair values are included in other income — trading revenues in the Consolidated Statement of Income. Unrealized gains and unrealized losses on trading derivatives are reported separately in the Consolidated Balance Sheet as trading derivatives’ market valuation.

     Derivative instruments designated as “asset/liability management” are those used to manage the Bank’s interest rate, foreign currency and other exposures, which include instruments designated as hedges. Income and expense on these derivatives are recognized over the life of the related position, primarily as an adjustment to net interest income. If designated hedges are no longer effective, the derivative instrument is reclassified as trading and subsequently marked-to-market. Gains and losses from effective hedges, as well as those on terminated contracts, are deferred and amortized over the remaining life of the related positions. Accrued income and expense and deferred gains and losses are included in other assets and other liabilities, as appropriate, in the Consolidated Balance Sheet. Where the Bank manages its exposures using written put options or written credit default swaps, these derivatives are carried at fair value with changes in their fair value included in other income — other, in the Consolidated Statement of Income. Where derivative instruments are used to hedge the volatility of stock-based compensation, these derivatives are carried at fair value with changes in their fair value included in salaries and staff benefits expense, in the Consolidated Statement of Income.

Employee future benefits

The Bank maintains pension and other benefit plans for qualified employees in Canada, the United States and other international operations. Pension benefits are based on the length of service and generally the final five years’ average salary. Other retirement, employment and post-employment benefits include health and dental care, life insurance and other benefits.

     The cost of pensions and other future benefits earned by employees is actuarially determined each year using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement age of employees and health care costs. Current market interest rates, for the periods over which payments are estimated to be required, are used to estimate the present value of future benefit obligations. Generally, for the purpose of calculating the expected return on plan assets, equity instruments are valued using a methodology in which the difference between actual and expected returns is recognized in the value of the assets over a three-year period; fixed income instruments are recognized at market value. Past service costs from plan amendments are amortized on a straight-line basis over the average remaining period to full eligibility of employees active at the date of amendment. For most plans, the net actuarial gain or loss that exceeds 10 percent of the greater of the benefit obligation and the value of plan assets is amortized over the average remaining service period of active employees. As well, a pension valuation allowance is recognized for any excess of the prepaid benefit expense over the expected future benefit.

     The cumulative difference between pension expense and funding contributions is included in other assets in the Consolidated Balance Sheet. The difference between the other future benefits expense and payments to qualifying individuals is included in other liabilities in the Consolidated Balance Sheet.

Stock-based compensation

The CICA issued a new accounting standard requiring the use of a fair-value-based method for certain stock-based compensation arrangements. The Bank adopted this standard effective November 1, 2002, on a prospective basis for all of its stock-based compensation plans. The transition to this new standard had no impact on these consolidated financial statements on the date of adoption.

     The Bank has stock option plans and other stock-based compensation plans for certain eligible employees and non-officer directors that are described more fully in Note 14.

     Prior to the adoption of the new standard, the Bank did not recognize any compensation expense for stock options, since the exercise price was set at an amount equal to the closing price on the day prior to the grant of the stock options. When these stock options are exercised, the proceeds received by the Bank are credited to common shares in the Consolidated Balance Sheet.

     Commencing November 1, 2002, new stock option grants to employees have tandem stock appreciation rights (Tandem SARs), which allow the employee to either exercise the stock option for shares, or to exercise the Tandem SAR and thereby receive the intrinsic value of the stock option in cash. Tandem SARs were also retroactively attached in December 2002 to the fiscal 2002 option grants. Options with Tandem SARs are accounted for in the same manner as the Bank’s other stock-based compensation plans as described below. If an employee chooses to exercise the option, thereby cancelling the Tandem SAR, both the exercise price and the accrued liability are credited to common shares in the Consolidated Balance Sheet.

     Beginning November 1, 2002, new stock option grants to non-officer directors (which do not have Tandem SAR features) are expensed using a fair-value-based method (Black-Scholes pricing model) and recorded in other non-interest expenses with a corresponding credit to contributed surplus in the Consolidated Balance Sheet.

     Changes in the Bank’s obligations under other stock-based compensation plans, which arise from fluctuations in the market price of the Bank’s common shares underlying these compensation plans (including the stock options with Tandem SAR features), are recorded in salaries and staff benefits expense in the Consolidated Statement of Income with a corresponding accrual in other liabilities in the Consolidated Balance Sheet.

2003 Scotiabank Annual Report	83

Consolidated Financial Statements

2.	Future accounting changes

Hedging

The CICA has issued an accounting guideline for hedging relationships that will become effective for the Bank on November 1, 2003. This guideline establishes certain qualifying conditions for the use of hedge accounting, which are more stringent and formalized than current standards. Subsequent to November 1, 2003, asset/liability management (non-trading) derivatives that do not qualify for hedge accounting will be carried at fair value in the Consolidated Balance Sheet, and changes in their fair value will be recorded in the Consolidated Statement of Income. The Bank has reassessed its hedging relationships as at November 1, 2003, and as a result of recording on transition non-qualifying derivatives at fair value, assets and liabilities in the Consolidated Balance Sheet will increase by $705 million and $749 million, respectively. In addition, the associated unrealized net loss of $44 million will be deferred in other assets in the Consolidated Balance Sheet, and recognized in earnings as the original hedged items affect net income.

Consolidation of variable interest entities (VIEs)

In June 2003, the CICA issued a new accounting guideline which requires the consolidation of VIEs by the primary beneficiary. A VIE is an entity where (a) its equity investment at risk is insufficient to permit the entity to finance its activities without additional subordinated support from others and/or where certain essential characteristics of a controlling financial interest are not met, and (b) it does not meet specified exemption criteria. The primary beneficiary is the enterprise that will absorb or receive the majority of the VIEs expected losses, expected residual returns, or both. This guideline is effective for the Bank’s interim financial statements commencing November 1, 2004.

     The following is a summary by VIE category of the presently estimated financial statement impact of this new guideline. Accounting standard setters continue to deliberate implementation issues associated with this guideline. As implementation issues are addressed and revisions to the accounting guideline are made, the estimated effects of this new guideline, as discussed below, may change.

Mutual funds

The Bank sponsors a number of open-ended mutual funds with assets totalling $15.4 billion as at October 31, 2003. As sponsor, the Bank actively manages and administers such funds for a fee. Certain of these funds are considered VIEs under the new accounting guideline as there is a disproportionate relationship between the control of the fund assets and the rights to the investment returns and losses by the mutual fund investors. As a result of the fees charged, the Bank would likely be considered the primary beneficiary, under the new accounting guideline, for those mutual funds that have low volatility in their investment returns (e.g., money market funds). The potential impact is that consolidation would increase total assets and liabilities by approximately $11 billion. A U.S. exposure draft on VIEs proposes to exclude mutual fund trusts from the scope of the U.S. VIE accounting standard. This exposure draft is expected to be issued in final form by the end of December 2003, at which time Canadian standard setters will likely consider similar amendments to their accounting guideline. In any event, the Bank’s right to the underlying mutual fund assets and the maximum loss exposure are limited to its investment in seed capital of $22 million.

Personal and corporate trusts

The Bank offers trust and estate services for administering assets on behalf of specified beneficiaries. The trust structures used are considered VIEs under the new accounting guideline for the same reasons as mutual funds above. As a result of fees charged, the Bank would likely be considered the primary beneficiary under the new accounting guideline for those trust structures that have low volatility in their investment returns and have several unrelated beneficiaries. Given the unique nature of the thousands of trusts that the Bank administers, it is not presently practical to estimate those trusts for which the Bank may be regarded as the primary beneficiary under the new accounting guideline. However, the Bank does not expect to be the primary beneficiary where it only acts as custodian. Consolidating all the non-custodial trusts the Bank administers would increase total assets and liabilities by approximately $10 billion. As with mutual funds, the U.S. exposure draft on VIEs proposes to exclude these trusts from the scope of the U.S. VIE accounting standard. This exposure draft is expected to be issued in final form by the end of December 2003, at which time Canadian standard setters will likely consider similar amendments to their accounting guideline. In any event, the Bank has no exposure to loss on these assets as it does not guarantee the performance of the trusts’ assets, nor does it have the right to these assets except for the collection of fees and expense recoveries.

Securitization vehicles

The Bank administers three multi-seller commercial paper conduit programs. The programs involve the purchase of assets by conduit vehicles from outside parties funded by the issuance of asset-backed commercial paper (totalling $7.3 billion as at October 31, 2003). The sellers continue to service the assets and absorb the first losses for their portion of the program. The Bank has no rights to these assets, but manages for a fee the commercial paper selling program and provides backstop liquidity and partial credit enhancement facilities to the conduits. The Bank’s maximum loss exposure to these programs is $0.8 billion as at October 31, 2003. Efforts are underway to restructure these programs, with the intent that the Bank will not need to consolidate the conduits once the new accounting guideline becomes effective.

     The Bank has historically securitized portions of its credit card and mortgage portfolios (refer to Note 4(b)). The Bank does not expect to consolidate the associated securitization vehicles as they are exempt from the scope of the new guideline.

Scotiabank Trust Securities

The Bank has issued $2.0 billion in innovative Tier 1 capital using two trust structures: BNS Capital Trust and Scotiabank Capital Trust (refer to Note 11). These structures are considered to be VIEs under the new accounting guideline; however, the Bank is likely not the primary beneficiary for Scotiabank Capital Trust. As a result, the Bank would deconsolidate $1.5 billion of non-controlling interest in subsidiaries and record this amount on the Consolidated Balance Sheet as a deposit liability. This will not impact the Bank’s capital ratios as the Superintendent has confirmed that existing securities issued under these trust structures will remain as eligible Tier 1 capital.

Other

The Bank is involved with other entities or structures such as investment vehicles, collateralized debt obligation vehicles, and synthetic leases, which total approximately $5 billion and which could be regarded as VIEs. The Bank continues to assess these structures under the new guideline and does not expect a material financial statement impact.

84	2003 Scotiabank Annual Report

Consolidated Financial Statements

3.	Securities

	Remaining term to maturity					2003	2002

					No
	Within	Three to	One to	Over	specific	Carrying	Carrying
As at October 31 ($ millions)	3 months	12 months	5 years	5 years	maturity	value	value

Investment securities:
Canadian federal government debt	$1,783	$140	$375	$364	$—	$2,662	$3,617
Canadian provincial and municipal debt	299	34	100	41	—	474	355
U.S. treasury and other U.S. agencies	1,104	71	728	512	—	2,415	1,590
Other foreign governments	648	508	2,373	1,792	—	5,321	5,203
Bonds of designated emerging markets(1)	—	—	37	679	—	716	1,146
Other debt	517	878	2,791	1,197	—	5,383	5,655
Preferred shares	—	—	—	—	875 (2)	875	1,125
Common shares	—	—	—	—	2,265	2,265	2,712
Associated corporations	1	11	—	—	140 (3)	152	163
Loan substitute securities	—	4	26	—	—	30	36

Total	4,352	1,646	6,430	4,585	3,280	20,293	21,602

Trading securities(4):
Canadian federal government debt	396	2,850	2,400	2,618	—	8,264	7,645
Canadian provincial and municipal debt	325	134	1,267	1,935	—	3,661	2,739
U.S. treasury and other U.S. agencies	23	—	57	1,977	—	2,057	263
Other foreign governments	912	1,280	2,601	195	—	4,988	2,528
Common shares	—	—	—	—	17,252	17,252	14,987
Other	2,087	610	2,477	1,033	470	6,677	6,430

Total	3,743	4,874	8,802	7,758	17,722	42,899	34,592

Total securities	$8,095	$6,520	$15,232	$12,343	$21,002	$63,192	$56,194

Total by currency (in Canadian equivalent):
Canadian dollar	$4,291	$3,659	$5,240	$5,706	$17,765	$36,661	$32,499
U.S. dollar	1,537	741	4,945	5,486	2,923	15,632	14,039
Other currencies	2,267	2,120	5,047	1,151	314	10,899	9,656

Total securities	$8,095	$6,520	$15,232	$12,343	$21,002	$63,192	$56,194

(1)	This includes restructured bonds of designated emerging markets after deducting a country risk allowance of $363 (2002 — $418). Refer to Note 5.

(2)	Although these securities have no stated term, most provide the Bank with various means to retract or dispose of these shares on earlier dates.

(3)	Equity securities of associated corporations have no stated term, and as a result, have been classified in the “No specific maturity” column.

(4)	Trading securities are carried at market value.

An analysis of unrealized gains and losses on investment securities is as follows:

	2003				2002

		Gross	Gross	Estimated		Gross	Gross	Estimated
	Carrying	unrealized	unrealized	market	Carrying	unrealized	unrealized	market
As at October 31 ($ millions)	value	gains	losses	value	value	gains	losses	value

Canadian federal government debt	$2,662	$29	$—	$2,691	$3,617	$17	$—	$3,634
Canadian provincial and municipal debt	474	4	—	478	355	8	—	363
U.S. treasury and other U.S. agencies	2,415	5	3	2,417	1,590	31	—	1,621
Other foreign governments	5,321	468	38	5,751	5,203	389	33	5,559
Bonds of designated emerging markets	716	314	—	1,030	1,146	172	—	1,318
Other debt	5,383	126	24	5,485	5,655	97	124	5,628
Preferred shares	875	34	22	887	1,125	15	55	1,085
Common shares	2,265	232	244	2,253	2,712	209	269	2,652
Associated corporations	152	—	—	152	163	—	—	163
Loan substitute securities	30	—	—	30	36	—	—	36

Total investment securities	$20,293	$1,212	$331	$21,174	$21,602	$938	$481	$22,059

The net unrealized gain on investment securities of $881 million (2002 — $457 million) decreases to a net unrealized gain of $703 million (2002 — net unrealized loss of $25 million) after the net fair value of derivative instruments and other hedge amounts associated with these securities is taken into account.

2003 Scotiabank Annual Report	85

Consolidated Financial Statements

An analysis of realized gains and losses on sales of investment securities is as follows:

For the year ended October 31 ($ millions)	2003	2002	2001

Realized gains	$492	$1,031	$589
Realized losses and impairment writedowns	333	852	372

Net gain on investment securities	$159	$179	$217

4.	Loans

a)	Loans outstanding

The Bank’s loans net of unearned income and the allowance for credit losses in respect of loans are as follows(1):

As at October 31 ($ millions)	2003	2002

Canada:
Residential mortgages	$57,410	$52,167
Personal and credit cards	22,175	18,944
Business and governments	22,287	22,349
Securities purchased under resale agreements	9,693	10,735

	111,565	104,195

United States:
Business, governments and other	14,814	21,874
Securities purchased under resale agreements	9,715	15,678

	24,529	37,552

Other international:
Personal lending	8,292	8,481
Business and governments	27,258	33,024
Securities purchased under resale agreements	3,240	5,849

	38,790	47,354

	174,884	189,101
Less: allowance for credit losses	3,217	3,430

Total(2)	$171,667	$185,671

(1)	Geographic segmentation of assets is based upon the location of the ultimate risk of the underlying assets.

(2)	Loans denominated in U.S. dollars amount to $40,770 (2002 — $56,665) and loans denominated in other foreign currencies amount to $23,155 (2002 — $29,511).

b)	Sales of loans through securitizations

In fiscal 2003, the Bank securitized mortgages of $2,467 million (2002 — $2,272 million; 2001(1) — $301 million) resulting in recognition of a net gain on sale of $49 million (2002 — $34 million; 2001(1) — $6 million). The Bank’s retained interests, which consist of its rights to future cash flows, had a fair value on the date of sale of $89 million (2002 — $80 million; 2001(1) — $12 million). The Bank retained servicing responsibilities for which a liability of $16 million (2002 — $15 million; 2001(1) — $2 million) was recognized. The weighted average key assumptions used to measure fair value at the dates of securitization were a prepayment rate of 14.3% (2002 — 13.3%; 2001(1) — 16.0%), an excess spread of 1.4% (2002 — 1.4%; 2001(1) — 1.7%), and a discount rate of 4.3% (2002 — 4.9%; 2001(1) — 4.9%). No credit losses are expected as the mortgages are insured.

The cash flows from mortgage securitizations are summarized below:

For the year ended October 31 ($ millions)	2003	2002	2001(1)

Cash flows received for:
Proceeds from mortgages securitized	$2,443	$2,241	$297
Servicing fees	8	3	—
Retained interests	30	15	—

(1)	Subsequent to the change in accounting policy in fiscal 2001 (refer to Note 1).

86	2003 Scotiabank Annual Report

Consolidated Financial Statements

The key assumptions used in measuring the fair value of the retained interests for mortgages securitized since the change in the accounting policy in fiscal 2001 described in Note 1, and the sensitivity of the current fair value of retained interests to a 10% and 20% adverse change to these assumptions are as follows:

As at October 31 ($ millions)	2003	2002

Carrying value of the retained interest ($)	150	87
Fair value of the retained interest ($)	150	88
Weighted average life (in years)	4	5

Prepayment rate (%)	13.8	13.3
Impact on fair value of a 10% adverse change ($)	(3)	(1)
Impact on fair value of a 20% adverse change ($)	(5)	(3)

Residual cash flow annual discount rate (%)	2.8 - 4.3	3.4 - 5.8
Impact on fair value of a 10% adverse change ($)	(1)	(1)
Impact on fair value of a 20% adverse change ($)	(2)	(2)

Excess spread (%)	1.4	1.4
Impact on fair value of a 10% adverse change ($)	(14)	(8)
Impact on fair value of a 20% adverse change ($)	(27)	(16)

The sensitivity measures above are hypothetical and should be used with caution. Other sensitivity estimates should not be extrapolated from those presented above since the relationship between the change in the assumption to the change in fair value is not linear. In addition, changes in a particular assumption and the effect on the fair value of the retained interests is calculated without changing any other assumption; however, the factors are not independent and the actual effects could be magnified or counteracted from the sensitivities presented.

Information on total securitized loan assets is summarized as follows:

	2003			2002			2001

	Outstanding	Impaired and	Net credit	Outstanding	Impaired and	Net credit	Outstanding	Impaired and	Net credit
	securitized	other past due	losses for	securitized	other past due	losses for	securitized	other past due	losses for
	loans as at	loans as at	the year ended	loans as at	loans as at	the year ended	loans as at	loans as at	the year ended
($ millions)	October 31	October 31	October 31	October 31	October 31	October 31	October 31	October 31	October 31

Mortgages	$5,248	$—	$—	$3,829	$—	$—	$2,775	$—	$—
Personal and credit cards	2,417	12	16	3,376	20	23	4,311	32	37
Business loans	—	—	—	—	—	—	3,287	70	7

Total	$7,665	$12	$16	$7,205	$20	$23	$10,373	$102	$44

2003 Scotiabank Annual Report	87

Consolidated Financial Statements

5.	Impaired loans and allowance for credit losses

a)	Impaired loans

				Country	2003	2002
			Specific	risk
As at October 31 ($ millions)	Gross(1)(2)		allowance(1)(3)	allowance	Net	Net

By loan type:
Residential mortgages	$388		$(156)	$—	$232	$285
Personal and credit cards	369		(280)	—	89	117
Business and governments	2,505	(4)	(1,283)	(21)	1,201	1,693

Total	$3,262	(5)(6)	$(1,719)	$(21)	$1,522	$2,095

By geography:
Canada					$241	$279
United States					650	1,225
Other international					631	591

Total					$1,522	$2,095

(1)	As at October 31, 2003, foreclosed assets held for sale of $87 are included in other assets. As at October 31, 2002, foreclosed assets of $120 were included in gross impaired loans, along with a specific allowance of $45.

(2)	Gross impaired loans denominated in U.S. dollars amount to $1,555 (2002 — $2,394) and those denominated in other foreign currencies amount to $1,080 (2002 — $1,059).

(3)	The specific allowance for impaired loans evaluated on an individual basis amounts to $1,290 (2002 — $1,422).

(4)	Includes designated emerging markets loans of $21 (2002 — $25) which are fully provided for by the country risk allowance.

(5)	Impaired loans without an allowance for credit losses against individual loans totalled $154 (2002 — $479).

(6)	Average balance of gross impaired loans totalled $3,848 (2002 — $4,723).

b)	Allowance for credit losses

	Specific	Country risk	General
As at October 31 ($ millions)	allowance	allowance(1)	allowance	2003	2002	2001

Balance at beginning of year	$1,892	$481	$1,475	$3,848	$4,697	$3,306
Acquisition of subsidiaries	—	—	—	—	—	919
Write-offs(2)	(927)	(21)	—	(948)	(2,403)	(1,173)
Recoveries	164	—	—	164	169	123
Provision for credit losses	893	—	—	893	2,029	1,425
Disposal of Scotiabank Quilmes operations (including foreign exchange thereon)	—	—	—	—	(504)	—
Other, including foreign currency adjustment	(303)	(74)	—	(377)	(140)	97

Balance at end of year	$1,719	$386	$1,475	$3,580	$3,848	$4,697

(1)	Includes $363 (2002 — $418; 2001 — $461) which has been deducted from securities.

(2)	Write-offs of loans restructured during the year were $40 (2002 — nil; 2001 — $4).

6.	Land, buildings and equipment

			2003	2002
		Accumulated	Net	Net
		depreciation &	book	book
As at October 31 ($ millions)	Cost	amortization	value	value

Land	$241	$—	$241	$264
Buildings	1,414	358	1,056	1,103
Equipment	2,337	1,882	455	522
Leasehold improvements	651	459	192	212

Total	$4,643	$2,699	$1,944	$2,101

Depreciation and amortization in respect of the above buildings, equipment and leasehold improvements for the year amounted to $208 million (2002 — $243 million; 2001 — $243 million).

88	2003 Scotiabank Annual Report

Consolidated Financial Statements

7.	Goodwill and other intangible assets

Effective November 1, 2001, the Bank retroactively adopted a new CICA accounting standard for goodwill and other intangible assets without restatement of prior periods. In previous periods, the Bank amortized goodwill and intangibles over their useful lives, with goodwill amortization periods not exceeding 20 years. The value of goodwill was regularly evaluated for any permanent impairment by reviewing the returns of the related business, taking into account the associated risks.

     Upon completion of its transitional goodwill impairment test, the Bank determined that unamortized goodwill of $76 million relating to Scotiabank Quilmes as at November 1, 2001, was impaired under the new fair-value-based impairment methodology. This amount was charged to opening retained earnings with a corresponding reduction in goodwill on the Consolidated Balance Sheet.

     The Bank determined that none of its intangible assets other than goodwill had indefinite lives and, accordingly, continues to amortize them on a straight-line basis over their estimated useful lives, not exceeding 20 years.

     For 2003 and 2002, there was no amortization of goodwill. Amortization of goodwill for the year ended October 31, 2001 was $24 million. Had goodwill not been amortized in 2001, the basic and diluted earnings per share would have increased by $0.05, and net income would have been $2,193 million.

Goodwill

The changes in the carrying amount of goodwill by main operating segment are as follows:

	Domestic	International		Scotia
As at October 31 ($ millions)	Banking	Banking		Capital	2003	2002		2001

Balance at beginning of year	$118	$164		$17	$299	$400		$297
Cumulative effect of adoption of new accounting standard	—	—		—	—	(76)		—

	118	164		17	299	324		297
Acquisitions	—	76		—	76	28		148
Amortization	—	—		—	—	—		(24)
Adjustment to goodwill	—	(95	)(1)	—	(95)	(37	)(1)	—
Effects of foreign exchange and other	(3)	(3)		(4)	(10)	(16)		(21)

Balance at end of year	$115	$142		$13	$270	$299		$400

Intangible assets

	Gross
	carrying	Accumulated	2003	2002	2001
As at October 31 ($ millions)	amount	amortization	Net	Net	Net

Intangible assets	$419 (1)	$135	$284	$305	$334

Intangible assets are comprised primarily of core deposit intangibles. The aggregate amortization expense for the year ended October 31, 2003, was $29 million (2002 — $28 million; 2001 — $28 million).

(1)	During 2003, the Bank recognized income tax benefits of $102 (2002 — $37), relating to pre-acquisition income tax loss carryforwards that had not been reflected in the purchase price equation at the date of acquisition. These income tax benefits have been applied first to decrease goodwill by $95 (2002 — $37) and then to reduce intangible assets by $7 (2002 — nil).

8.	Other assets

As at October 31 ($ millions)	2003	2002

Accrued interest	$1,668	$2,119
Accounts receivable	1,331	1,283
Future income tax assets (Note 15)	982	797
Other	1,854	3,118

Total	$5,835	$7,317

2003 Scotiabank Annual Report	89

Consolidated Financial Statements

9.	Deposits(1)

	Payable	Payable	Payable on
As at October 31 ($ millions)	on demand	after notice	a fixed date	2003	2002

Canada:
Personal	$2,321	$19,628	$42,173	$64,122	$61,387
Business and governments	12,612	8,003	32,172	52,787	43,480
Banks	57	—	451	508	427

	14,990	27,631	74,796	117,417	105,294

United States:
Personal	7	197	854	1,058	1,087
Business and governments	218	37	14,852	15,107	18,417
Banks	14	46	1,233	1,293	2,821

	239	280	16,939	17,458	22,325

Other international:
Personal	514	5,015	5,722	11,251	13,084
Business and governments	2,162	3,103	20,382	25,647	31,933
Banks	277	232	20,390	20,899	22,982

	2,953	8,350	46,494	57,797	67,999

Total(2)	$18,182	$36,261	$138,229	$192,672	$195,618

(1)	Geographic segmentation of deposits is based upon residency of depositor.

(2)	Deposits denominated in U.S. dollars amount to $53,556 (2002 — $68,058) and deposits denominated in other foreign currencies amount to $33,059 (2002 — $33,881).

10.	Other liabilities

As at October 31 ($ millions)	2003	2002

Accrued interest	$2,241	$2,227
Accounts payable and accrued expenses	2,581	2,571
Deferred income	496	494
Liabilities of subsidiaries, other than deposits	1,134	1,618
Gold and silver certificates	2,271	3,647
Future income tax liabilities (Note 15)	70	95
Cheques and other items in transit, net	476	1,075
Other	4,876	3,951

Total	$14,145	$15,678

11.	Non-controlling interest in subsidiaries

As at October 31 ($ millions)	2003	2002

Non-controlling interest in common equity of subsidiaries	$326	$662
Scotiabank Trust Securities — Series 2000-1 issued by BNS Capital Trust (Note 13-8)	500	500
Scotiabank Trust Securities — Series 2002-1 issued by Scotiabank Capital Trust (Note 13-9)	750	750
Scotiabank Trust Securities — Series 2003-1 issued by Scotiabank Capital Trust (Note 13-10)	750	—

Total	$2,326	$1,912

90	2003 Scotiabank Annual Report

Consolidated Financial Statements

12.	Subordinated debentures

These debentures are direct, unsecured obligations of the Bank and are subordinate to the claims of the Bank’s depositors and other creditors. The Bank, where appropriate, enters into interest rate and cross-currency swaps to hedge the related risks. The outstanding debentures as at October 31 are:

As at October 31 ($ millions)

Maturity date	Interest rate (%)	Terms(1) (currency in millions)	2003	2002

March, 2003	8.1	Matured on March 24, 2003	$—	$116
May, 2003	6.875	US $250. Matured on May 1, 2003	—	389
April, 2008	5.4	Redeemed on April 1, 2003	—	600
September, 2008	6.25	US $250	330	389
February, 2011	7.4	Redeemable at any time. After February 8, 2006, interest will be payable at an annual rate equal to the 90 day bankers’ acceptance rate plus 1%	300	300
July, 2012	6.25	Redeemable at any time. After July 16, 2007, interest will be payable at an annual rate equal to the 90 day bankers’ acceptance rate plus 1%	500	500
July, 2013	5.65	Redeemable at any time. After July 22, 2008, interest will be payable at an annual rate equal to the 90 day bankers’ acceptance rate plus 1%	425	425
September, 2013	8.3	Redeemable at any time	250	250
May, 2014	5.75	Redeemable at any time. After May 12, 2009, interest will be payable at an annual rate equal to the 90 day bankers’ acceptance rate plus 1%	325	325
June, 2025	8.9	Redeemable at any time	250	250
August, 2085	Floating	US $214 bearing interest at a floating rate of the offered rate for six-month Eurodollar deposits plus 0.125%. Redeemable on any interest payment date	281	334

			$2,661	$3,878

The aggregate maturities of the debentures are as follows ($ millions):

Less than 1 year	$—
From 1 to 2 years	—
From 2 to 3 years	—
From 3 to 4 years	—
From 4 to 5 years	330
From 5 to 10 years	1,475
Over 10 years	856

$2,661

(1)	In accordance with the provisions of the Capital Adequacy Guideline of the Superintendent, all redemptions are subject to regulatory approval.

2003 Scotiabank Annual Report	91

Consolidated Financial Statements

13.	Capital stock

Authorized:

     An unlimited number of preferred and common shares without nominal or par value.

Issued and fully paid:

	2003		2002		2001

As at October 31 ($ millions)	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount

Preferred shares:
Series 6(1)	—	$—	—	$—	12,000,000	$300
Series 7(2)	—	—	—	—	8,000,000	200
Series 8(3)	—	—	9,000,000	225	9,000,000	225
Series 9(4)	—	—	10,000,000	250	10,000,000	250
Series 11(5)	9,992,900	250	9,992,900	250	9,992,900	250
Series 12(6)	12,000,000	300	12,000,000	300	12,000,000	300

Total issued by the Bank	21,992,900	550	40,992,900	1,025	60,992,900	1,525
Issued by Scotia Mortgage Investment Corporation(7)	250,000	250	250,000	250	250,000	250

Total preferred shares(8)(9)(10)	22,242,900	$800	41,242,900	$1,275	61,242,900	$1,775

Common shares:
Outstanding at beginning of year	504,121,900	$3,002	503,795,469	$2,920	497,964,733	$2,765
Issued under Shareholder Dividend and Share Purchase Plan(11)	71,700	4	84,577	4	1,086,522	47
Issued under Stock Option Plans (Note 14)	5,306,386	159	3,550,454	97	4,744,214	108
Purchased for cancellation(12)	(4,147,100)	(25)	(3,308,600)	(19)	—	—

Outstanding at end of year	505,352,886	$3,140	504,121,900	$3,002	503,795,469	$2,920

Total capital stock		$3,940		$4,277		$4,695

(1)	Series 6 Non-cumulative Preferred Shares were redeemed on October 29, 2002. These shares were entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.446875. These shares were redeemed at par, at a price of $25.00 per share.

(2)	Series 7 Non-cumulative Preferred Shares were redeemed on July 29, 2002. These shares were entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.44375. These shares were redeemed at a price of $26.00 per share, which included a premium of $1.00 per share.

(3)	Series 8 Non-cumulative Preferred Shares were redeemed on January 29, 2003. These shares were entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.4375. These shares were redeemed at a price of $26.00 per share, which included a premium of $1.00 per share.

(4)	Series 9 Non-cumulative Preferred Shares were redeemed on April 28, 2003. These shares were entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.421875. These shares were redeemed at a price of $26.00 per share, which included a premium of $1.00 per share.

(5)	Series 11 Non-cumulative Preferred Shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.375. With regulatory approval, the shares may be redeemed by the Bank on or after January 28, 2004, in whole or in part, by either the payment of cash or the issuance of a variable number of common shares based upon an average of the Bank’s common share price near the redemption date. On and after July 27, 2006, the Series 11 Preferred Shares will be convertible at the option of the holder into a variable number of common shares based upon an average of the Bank’s common share price near the redemption date; this option is subject to the right of the Bank prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares.

(6)	Series 12 Non-cumulative Preferred Shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.328125. With regulatory approval, the shares may be redeemed by the Bank at par on or after October 29, 2013, in whole or in part, by the payment in cash of $25.00 per share, together with declared and unpaid dividends to the date then fixed for redemption.

(7)	Scotia Mortgage Investment Corporation, a wholly-owned subsidiary of the Bank, issued Class A Preferred Shares which are entitled to non-cumulative preferential cash dividends, if and when declared, payable semi-annually in an amount per share of $32.85. With regulatory approval, on or after October 31, 2007, Class A Preferred Shares may be redeemed in whole by the payment of cash by Scotia Mortgage Investment Corporation or, at the option of the Bank, exchanged for a variable number of common shares based upon an average of the Bank’s common share price near the redemption date. On or after October 31, 2007, the Class A Preferred Shares will be exchangeable at the option of the holder into a variable number of common shares based upon an average of the Bank’s common share price, subject to the right of the Bank prior to the exchange date to purchase for cash or find substitute purchasers for such shares. Under certain circumstances the Class A Preferred Shares of Scotia Mortgage Investment Corporation will be automatically exchanged, without the consent of the holder, into Series Z Non-cumulative Preferred Shares of the Bank which would bear the same dividend rate and similar redemption features.

(8)	On April 4, 2000, BNS Capital Trust, a wholly-owned closed-end trust, issued 500,000 Scotiabank Trust Securities — 2000-1 (“Scotia BaTS”). Each Scotia BaTS is entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount per Scotia BaTS of $36.55. With regulatory approval,

92	2003 Scotiabank Annual Report

Consolidated Financial Statements

these securities may be redeemed in whole by the payment of cash prior to June 30, 2005, upon the occurrence of certain tax or regulatory capital changes, or on or after June 30, 2005, at the option of BNS Capital Trust. On or after June 30, 2011, the Scotia BaTS may be exchanged, at the option of the holder into Non-cumulative Preferred Shares Series Y of the Bank, subject to the right of the Bank prior to the exchange date to purchase for cash or find substitute purchasers for such securities. These Non-cumulative Preferred Shares Series Y would pay a dividend rate equivalent to the cash distribution rate of the Scotia BaTS. Under certain circumstances, the Scotia BaTS would be automatically exchanged without the consent of the holder, into Non-cumulative Preferred Shares Series Y of the Bank. Refer to Note 11, non-controlling interest in subsidiaries.

(9)	On April 30, 2002, Scotiabank Capital Trust, a wholly-owned open-end trust, issued 750,000 Scotiabank Trust Securities — Series 2002-1. These securities are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $33.13 per security. The first such payment was made on June 30, 2002, in an amount of $11.07. With regulatory approval, these securities may be redeemed in whole by the payment of cash prior to June 30, 2007, upon the occurrence of certain tax or regulatory capital changes, or on or after June 30, 2007, at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series W of the Bank. The Series W shares will be entitled to cash dividends payable semi-annually in an amount of $0.53125 per $25.00 share. Under certain circumstances, these trust securities would be automatically exchanged without the consent of the holder, into Non-cumulative Preferred Shares Series X of the Bank. The Series X shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.70 per $25.00 share. Refer to Note 11, non-controlling interest in subsidiaries.

(10)	On February 13, 2003, Scotiabank Capital Trust issued 750,000 Scotiabank Trust Securities — Series 2003-1. These securities are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $31.41 per security. The first such payment was made on June 30, 2003, in an amount of $23.58. With regulatory approval, these securities may be redeemed in whole by the payment of cash prior to June 30, 2008, upon the occurrence of certain tax or regulatory capital changes, or on or after June 30, 2008, at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series U of the Bank. The Series U shares will be entitled to cash dividends payable semi-annually in an amount of $0.50 per $25.00 share. Under certain circumstances, these trust securities would be automatically exchanged without the consent of the holder, into Non-cumulative Preferred Shares Series V of the Bank. The Series V shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.61250 per $25.00 share. Refer to Note 11, non-controlling interest in subsidiaries.

(11)	As at October 31, 2003, 11,233,339 common shares have been reserved for future issue under the terms of the Shareholder Dividend and Share Purchase Plan.

(12)	In January 2003, the Bank announced its intention to purchase up to 25 million common shares over the twelve months ending January 5, 2004, pursuant to a normal course issuer bid. During the year ended October 31, 2003, 4.1 million shares were purchased at an average price of $54.63. During the year ended October 31, 2002, 3.3 million shares were purchased at an average price of $49.90 under a previous normal course issuer bid.

Restrictions on dividend payments

Under the Bank Act, the Bank is prohibited from declaring any dividends on its common or preferred shares when the Bank is, or would be placed by such a declaration, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends to which preferred shareholders are then entitled to have been paid or sufficient funds have been set aside to do so.

     In the event that applicable cash distributions on any of the Scotiabank Trust Securities are not paid on a regular distribution date, the Bank has undertaken not to declare dividends of any kind on its preferred or common shares. Similarly, should the Bank fail to declare regular dividends on any of its directly issued outstanding preferred or common shares, cash distributions will also not be made on any of the Scotiabank Trust Securities.

     Currently, these limitations do not restrict the payment of dividends on preferred or common shares.

14.	Stock-based compensation

a)	Stock option plans

Under terms of the Employee Stock Option Plan, options to purchase common shares may be granted to selected employees at an exercise price not less than the closing price of the Bank’s common shares on the Toronto Stock Exchange (TSX) on the day prior to the date of the grant. Employee stock options granted during 2003 also have tandem stock appreciation rights (Tandem SARs), which allow the employee to either exercise the stock option for shares, or to exercise the Tandem SAR and thereby receive the intrinsic value of the stock option in cash. In addition, Tandem SARs were retroactively attached to the 2002 employee stock options. All other terms and conditions relating to the 2002 stock options remained unchanged. These 2002 stock options were out of the money at the date of attachment. As a result, there was no impact on the Bank’s stock-based compensation expense on the date of retroactive attachment of the Tandem SARs.

     Options vest evenly over a four-year period and are exercisable no later than 10 years after the date of the grant. Outstanding options expire on dates ranging from June 3, 2004, to April 3, 2013. A total of 49 million shares were reserved for issuance under this plan, of which 20.5 million shares have been issued as a result of the exercise of options, 23.7 million shares are committed under outstanding options, leaving 4.8 million shares available for issuance as options.

     In 2001, a Directors’ Stock Option Plan was approved. A total of 400,000 common shares have been reserved for issuance to non-officer directors under this plan. During the year, the Bank granted 38,000 stock options to non-officer directors. As these options are fully exercisable at the time of grant, the fair value of $0.5 million was fully expensed in other non-interest expenses in the Consolidated Statement of Income. These options expire between March, 2011 and December, 2012. Currently, 141,000 (2002 — 103,000; 2001 — 63,000) options are outstanding at a weighted average exercise price of $45.87 (2002 — $44.79; 2001 — $41.90). As at October 31, 2003, none of these options have been exercised. The Bank will no longer be granting options to these directors.

2003 Scotiabank Annual Report	93

Consolidated Financial Statements

Details of the Bank’s Employee Stock Option Plan are as follows:

	2003		2002		2001

	Number	Weighted	Number	Weighted	Number	Weighted
	of stock	average	of stock	average	of stock	average
	options	exercise	options	exercise	options	exercise
As at October 31	(000’s)	price	(000’s)	price	(000’s)	price

Outstanding at beginning of year	27,113	$35.25	26,523	$31.80	25,321	$27.51
Granted	2,120	48.86	4,470	49.37	6,270	42.05
Exercised	(5,307)	30.00	(3,550)	27.44	(4,744)	22.61
Forfeited/cancelled	(205)	39.85	(330)	32.58	(324)	29.70
Exercise of Tandem SARs	(21)	49.35	—	—	—	—

Outstanding at end of year(1)	23,700	$37.59	27,113	$35.25	26,523	$31.80

Exercisable at end of year	14,712	$33.18	13,775	$30.24	11,851	$27.36

Available for grant	4,840		6,734		10,875

As at October 31, 2003	Options Outstanding			Options Exercisable

	Number	Weighted	Weighted	Number	Weighted
	of stock	average remaining	average	of stock	average
Range of exercise prices	options (000’s)	contractual life (years)	exercise price	options (000’s)	exercise price

$13.25 to $16.53	1,031	2.35	$16.04	1,031	$16.04
$26.05 to $35.10	10,824	5.19	$30.54	9,876	$30.75
$42.05 to $54.87	11,845	7.88	$45.90	3,805	$44.11

	23,700	6.41	$37.59	14,712	$33.18

(1)	Included are 6,375,348 options with Tandem SAR features.

b)	Employee share ownership plans

Qualifying employees can contribute up to the lesser of a specified percentage of salary and a maximum dollar amount towards the purchase of common shares of the Bank or deposits with the Bank. In general, the Bank matches 50% of qualifying contributions which is expensed in salaries and staff benefits. During 2003, the Bank’s contributions totalled $24 million (2002 — $23 million; 2001 — $23 million). Contributions, which are used by the plan trustee to purchase common shares in the open market, do not result in a subsequent expense to the Bank from share price appreciation.

c)	Other stock-based compensation plans

All other stock-based compensation plans use notional units that are valued based on the Bank’s common share price on the TSX. These units, with the exception of Stock Appreciation Rights (SARs), accumulate dividend equivalents in the form of additional units based on the dividends paid on the Bank’s common shares. Fluctuations in the Bank’s share price change the value of the units, which affects the Bank’s stock-based compensation expense. Upon exercise, payments are made to the employees with a corresponding reduction in the accrued liability. In 2003, an aggregate expense of $119 million (2002 — $24 million; 2001 — $18 million), net of hedging gain (loss) of $113 million (2002 — $(7) million; 2001 — nil) and other items, was recognized in salaries and staff benefits in the Consolidated Statement of Income for changes in the amount of the Bank’s liability for these units. Details of these plans are as follows:

Stock Appreciation Rights (SARs)

The SARs include Tandem SARs, as described above, as well as standalone SARs which are granted instead of stock options to selected employees in countries where local laws may restrict the Bank from issuing shares. SARs have vesting and exercise terms and conditions similar to the employee stock options. The cost of SARs is recognized on a graded vesting basis. When a SAR is exercised, the Bank pays the appreciation amount in cash equal to the rise in the market price of the Bank’s common shares since the grant date. During fiscal 2003, 2,684,412 SARs were granted (2002 — 5,636,922; 2001 — 1,536,000) and as at October 31, 2003, 11,830,947 SARs were outstanding (2002 — 10,353,305; 2001 — 5,793,525), of which 4,282,172 SARs were vested (2002 — 2,599,212; 2001 — 2,281,094).

Deferred Stock Unit Plan (DSU)

Under the DSU Plan, senior officers may elect to receive all or a portion of their cash bonus under the Management Incentive Plan (which is expensed for the year awarded in salaries and staff benefits in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable, in cash, only when an officer ceases to be a Bank employee and must be redeemed by December 31 of the following year. As at October 31, 2003, there were 899,191 units outstanding (2002 — 747,103; 2001 — 513,900).

Directors’ Deferred Stock Unit Plan (DDSU)

Under the DDSU Plan, non-employee directors of the Bank may elect to receive all or a portion of their fee for that fiscal year (which is expensed by the Bank in other expenses in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable, in cash, only following resignation or retirement and must be redeemed by December 31 of the following year. As at October 31, 2003, there were 47,048 units outstanding (2002 — 35,544; 2001 — 17,928).

Restricted Share Unit Plan (RSU)

Under the RSU Plan, selected employees receive a bonus in the form of an award of restricted share units which vest at the end of three years. The underlying bonus and the stock-based compensation expense is recognized evenly over the three-year vesting period, at which time the units are settled, in cash, to the employee. As at October 31, 2003, there were 1,644,950 units awarded and outstanding (2002 — 492,625; 2001 — 150,947) of which none were vested or paid.

Scotia Capital Deferred Payment Plan

Under the Scotia Capital Deferred Payment Plan, a portion of the bonus received by selected employees (which is accrued and expensed in the year to which it relates) is allocated to employees in the form of units. These units are subsequently paid, in cash, to the qualifying employees over each of the following three years.

     Changes in the value of the units, which arise from fluctuations in the market price of the Bank’s common shares, are expensed in the same manner as the Bank’s other stock-based compensation plans in salaries and staff benefits expense in the Consolidated Statement of Income.

     Prior to fiscal 2003, the deferred payment was held in a trust, which purchased common shares of the Bank in the open market. As a result, there was not a subsequent expense to the Bank from share price appreciation.

94	2003 Scotiabank Annual Report

Consolidated Financial Statements

15.	Corporate income taxes

Corporate income taxes recorded in the Bank’s consolidated financial statements for the years ended October 31 are as follows:

a)	Components of income tax provision

For the year ended October 31 ($ millions)	2003	2002	2001

Provision for income taxes in the Consolidated Statement of Income:
Current	$892	$497	$768
Future	(108)	104	108

	784	601	876

Provision for future income taxes in the Consolidated Statement of Changes in Shareholders’ Equity	26	4	(9)

Total provision for income taxes	$810	$605	$867

Current income taxes:
Domestic:
Federal	$307	$148	$247
Provincial	209	70	152
Foreign	376	279	369

	892	497	768

Future income taxes:
Domestic:
Federal	(48)	13	61
Provincial	(52)	23	19
Foreign	18	72	19

	(82)	108	99

Total provision for income taxes	$810	$605	$867

On November 1, 2000, the Bank adopted a new CICA accounting standard for corporate income taxes, on a retroactive basis, with no restatement of prior periods. This resulted in a charge of $39 million to fiscal 2001 opening retained earnings with an offsetting reduction to the future income tax asset.

b)	Reconciliation to statutory rate

Income taxes in the Consolidated Statement of Income vary from the amounts that would be computed by applying the composite federal and provincial statutory income tax rate for the following reasons:

	2003		2002		2001

		Percent of		Percent of		Percent of
		pre-tax		pre-tax		pre-tax
For the year ended October 31 ($ millions)	Amount	income	Amount	income	Amount	income

Income taxes at statutory rate	$1,289	36.4%	$1,004	38.4%	$1,309	41.1%
Increase (decrease) in income taxes resulting from:
Lower average tax rate applicable to subsidiaries and foreign branches	(309)	(8.7)	(308)	(11.8)	(354)	(11.1)
Tax-exempt income from securities	(197)	(5.6)	(128)	(4.9)	(107)	(3.4)
Future income tax effect of substantively enacted tax rate reductions	25	0.7	30	1.2	90	2.8
Other, net	(24)	(0.6)	3	0.1	(62)	(1.9)

Total income taxes and effective tax rate	$784	22.2%	$601	23.0%	$876	27.5%

c)	Future income taxes

The tax-effected temporary differences which result in future income tax assets and (liabilities) are as follows:

As at October 31 ($ millions)	2003	2002

Allowance for credit losses	$519	$598
Deferred income	142	149
Loss on disposal of subsidiary operations	84	146
Deferred compensation	132	78
Securities	(49)	(140)
Loss carryforwards(1)	106	38
Premises and equipment	(67)	(78)
Pension fund	(125)	(124)
Other	170	35

Net future income taxes(2)	$912	$702

(1)	Includes a gross future tax asset of $295 as at October 31, 2003, relating to subsidiaries’ unused income tax losses arising in prior years, which expire mostly by 2006. This future tax asset has been reduced by a valuation allowance of $189, resulting in a net future tax asset of $106 (2002 — $38).
(2)	Net future income taxes of $912 (2002 — $702) are represented by future income tax assets of $982 (2002 — $797), net of future income tax liabilities of $70 (2002 — $95).

Earnings of certain international subsidiaries are subject to tax only upon their repatriation to Canada. As repatriation is not currently planned in the foreseeable future, the Bank has not recognized a future income tax liability. If all international subsidiaries’ unremitted earnings were repatriated, taxes that would be payable as at October 31, 2003, are estimated to be $412 million (October 31, 2002 — $463 million).

2003 Scotiabank Annual Report	95

Consolidated Financial Statements

16.	Employee future benefits

Employee future benefits include pensions and other retirement benefits, post-employment benefits and compensated absences.

     On November 1, 2000, the Bank adopted the new accounting standard established by the CICA for employee future benefits. This new accounting standard was adopted on a prospective basis with a transition date of November 1, 2000. The net transitional asset results in a reduction in benefit expense in the Consolidated Statement of Income as it is recognized over the estimated average remaining service life of the employees of approximately 14 to 18 years.

A summary of the Bank’s principal plans is as follows(1):

	Pension plans			Other benefit plans

For the year ended October 31 ($ millions)	2003	2002	2001	2003	2002	2001

Change in projected benefit obligation
Projected benefit obligation at beginning of year	$2,919	$2,728	$2,257	$572	$526	$—
Inclusion of Scotiabank Inverlat(2)	239	—	—	91	—	—
Adjustment related to adoption of new accounting standard	—	—	210	—	—	455
Cost of benefits earned in the year	91	85	77	31	23	19
Interest cost on projected benefit obligation	226	195	176	48	37	33
Employee contributions	8	8	9	—	—	—
Benefits paid	(143)	(126)	(117)	(41)	(31)	(29)
Actuarial loss	243	5	106	91	27	42
Foreign exchange and other	(59)	24	10	(45)	(10)	6

Projected benefit obligation at end of year	$3,524	$2,919	$2,728	$747	$572	$526

Change in fair value of assets
Fair value of assets at beginning of year	$3,392	$3,548	$3,406	$76	$75	$—
Inclusion of Scotiabank Inverlat(2)	235	—	—	102	—	—
Adjustment related to adoption of new accounting standard	—	—	154	—	—	70
Actual return on assets	325	(41)	87	13	1	4
Employer contributions	44	13	13	36	20	19
Employee contributions	8	8	9	—	—	—
Benefits paid	(143)	(126)	(117)	(41)	(20)	(18)
Foreign exchange and other	(155)	(10)	(4)	(24)	—	—

Fair value of assets at end of year(3)	$3,706	$3,392	$3,548	$162	$76	$75

Funded status
Excess (deficit) of fair value of assets over projected benefit obligation at end of year	$182	$473	$820	$(585)	$(496)	$(451)
Unrecognized net actuarial loss	825	625	301	152	76	48
Unrecognized past service costs	73	28	7	(7)	(8)	—
Unrecognized transitional obligation (asset)	(510)	(589)	(641)	294	329	354
Valuation allowance	(155)	(133)	(109)	—	—	—
Other	27	3	3	9	8	7

Prepaid (accrued) benefit expense at end of year	$442	$407	$381	$(137)	$(91)	$(42)

Annual benefit expense
Cost of benefits earned in the year	$91	$85	$77	$31	$23	$19
Interest cost on projected benefit obligation	226	195	176	48	37	33
Expected return on assets	(275)	(275)	(280)	(14)	(5)	(5)
Recognition of transitional obligation (asset)	(44)	(45)	(45)	24	24	24
Valuation allowance provided against prepaid benefit expense	22	24	27	—	—	—
Other	3	2	(1)	1	1	—

Benefit expense (income)	$23	$(14)	$(46)	$90	$80	$71

Weighted average assumptions (%)(4)
Discount rate to determine current year’s expense	7.25	6.75	7.00	7.40	6.75	7.00
Discount rate for end of year projected benefit obligation	6.75	7.00	6.75	6.85	7.00	6.75
Assumed long-term rate of return on assets	7.25	7.50	8.00	8.50	7.50	7.50
Rate of increase in future compensation	3.95	3.90	3.90	4.00	3.90	3.90
Rate of increase in health care costs for the year(5)	—	—	—	8.00	7.90	8.40

(1)	Other minor plans operated by certain subsidiaries of the Bank are not considered material and are not included in these disclosures.
(2)	Scotiabank Inverlat is included as a principal plan in 2003. Prior years have not been restated since the information is not available.
(3)	The fair value of assets invested in common shares of the Bank totalled $405 (2002 — $360; 2001 — $372).
(4)	Includes international plans which generally have higher rates than Canadian plans. For Canadian pension plans for 2003, the discount rate used to determine the current year’s expense is 7.00%, the discount rate for the end of year projected benefit obligation is 6.50%, and the assumed long-term rate of return on assets is 7.00%.
(5)	Generally, inflation rates for health care costs gradually reduce to approximately 4.30% in 6 years.

     An increase of one percentage point in the assumed combined health care trend rates would have increased the 2003 benefit expense by $11.1 million and the end-of-year benefit obligation by $72.1 million.

     Included in the pension plans’ projected benefit obligation at the end of 2003 is $228 million (2002 — $164 million; 2001 — $146 million) related to supplemental unfunded retirement arrangements.

     A decrease of one percentage point in the assumed discount rate or rate of return on assets for the principal pension plans would result in an additional pension expense to the Bank of $52 million and $33 million, respectively. An increase of 0.25% in the assumed future compensation rate would result in an additional pension expense to the Bank of $5 million.

     The Bank’s main pension plan has a measurement date of August 31, while the other principal plans use July 31.

96	2003 Scotiabank Annual Report

Consolidated Financial Statements

17.	Earnings per common share

For the year ended October 31 ($ millions)	2003	2002	2001

Basic earnings per common share
Net income	$2,477	$1,797	$2,169
Preferred dividends paid and other	71	105	108

Net income available to common shareholders	$2,406	$1,692	$2,061

Average number of common shares outstanding (thousands)	504,783	504,340	500,619

Basic earnings per common share	$4.76	$3.36	$4.12

Diluted earnings per common share
Net income available to common shareholders	$2,406	$1,692	$2,061

Average number of common shares outstanding (thousands)	504,783	504,340	500,619
Stock options potentially exercisable(1)	8,086	8,412	8,376

Average number of diluted common shares outstanding (thousands)(2)	512,869	512,752	508,995

Diluted earnings per common share	$4.69	$3.30	$4.05

(1)	Reflects the potential dilutive effect of stock options granted under the Bank’s Stock Option Plans as determined under the treasury stock method. Excludes options with Tandem SAR features as these options are expensed and booked as liabilities. All other stock options are included in the computation.
(2)	Convertible preferred shares have not been included in the calculation since the Bank has the right to redeem them for cash prior to conversion date.

18.	Related party transactions

In the ordinary course of business, the Bank provides to its associated and other related corporations normal banking services on terms similar to those offered to non-related parties.

19.	Segmented results of operations

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank is organized into three main operating segments: Domestic Banking, International Banking, and Scotia Capital.

     Domestic Banking, including Wealth Management, provides a comprehensive array of retail and commercial banking services through branch and electronic delivery channels, to individuals and small to medium-sized businesses in Canada. The retail services include consumer and mortgage lending, credit and debit card services, savings, chequing and retirement products, personal trust services, retail brokerage, mutual funds and transaction services. In addition to credit, commercial clients are provided with deposit and cash management services.

     International Banking supplies retail and commercial banking services through branches, subsidiaries and foreign affiliates. The products, services and channels offered are generally the same as those in Domestic Banking.

     Scotia Capital is an integrated corporate and investment bank which services the credit, capital market and risk management needs of the Bank’s global relationships with large corporations, financial institutions and governments. The services provided include credit and related products, debt and equity underwriting, foreign exchange, derivative products, precious metals products and financial advisory services. Also, it conducts trading activities for its own account and manages the short-term funding of the Bank.

     The Other category represents smaller operating segments, including Group Treasury and other corporate items, which are not allocated to an operating segment.

     The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 1. The only notable accounting measurement difference is the grossing up of tax-exempt net interest income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income arising from taxable and tax-exempt sources.

     Because of the complexity of the Bank, various estimates and allocation methodologies are used in the preparation of the business segment financial information. The assets and liabilities are transfer-priced at wholesale market rates, and corporate expenses are allocated to each segment based on utilization. As well, capital is apportioned to the business segments on a risk-based methodology. Transactions between segments are recorded within segment results as if conducted with a third party and are eliminated on consolidation.

2003 Scotiabank Annual Report	97

Consolidated Financial Statements

For the year ended October 31, 2003
($ millions)	Domestic	International	Scotia	Other(1)
taxable equivalent basis	Banking	Banking	Capital		Total

Net interest income	$3,474	$2,028	$1,249	$(601)	$6,150
Provision for credit losses	(272)	(73)	(549)	1	(893)
Other income	1,528	776	1,289	422	4,015

Net interest and other income	4,730	2,731	1,989	(178)	9,272
Depreciation and amortization	(150)	(66)	(20)	(1)	(237)
Other non-interest expenses	(2,926)	(1,591)	(966)	(11)	(5,494)

Income before the undernoted:	1,654	1,074	1,003	(190)	3,541
Provision for income taxes	(560)	(245)	(282)	303	(784)
Non-controlling interest in net income of subsidiaries	—	(160)	—	(120)	(280)

Net income	$1,094	$669	$721	$(7)	$2,477

Total average assets ($ billions)	$101	$52	$119	$17	$289

For the year ended October 31, 2002
($ millions)	Domestic	International	Scotia	Other(1)
taxable equivalent basis	Banking	Banking	Capital		Total

Net interest income	$3,405	$2,225	$1,615	$(570)	$6,675
Provision for credit losses	(282)	(523)	(1,247)	23	(2,029)
Other income	1,599	678	1,255	410	3,942

Net interest and other income	4,722	2,380	1,623	(137)	8,588
Depreciation and amortization	(159)	(80)	(27)	(5)	(271)
Other non-interest expenses	(2,794)	(2,016)	(995)	102	(5,703)

Income before the undernoted:	1,769	284	601	(40)	2,614
Provision for income taxes	(627)	(5)	(221)	252	(601)
Non-controlling interest in net income of subsidiaries	—	(154)	—	(62)	(216)

Net income	$1,142	$125	$380	$150	$1,797

Total average assets ($ billions)	$93	$58	$124	$22	$297

For the year ended October 31, 2001
($ millions)	Domestic	International	Scotia	Other(1)
taxable equivalent basis	Banking	Banking	Capital		Total

Net interest income	$3,135	$2,020	$1,598	$(553)	$6,200
Provision for credit losses	(283)	(250)	(754)	(138)	(1,425)
Other income	1,582	691	1,196	602	4,071

Net interest and other income	4,434	2,461	2,040	(89)	8,846
Depreciation and amortization	(139)	(76)	(22)	(58)	(295)
Other non-interest expenses	(2,808)	(1,594)	(962)	(3)	(5,367)

Income before the undernoted:	1,487	791	1,056	(150)	3,184
Provision for income taxes	(527)	(200)	(370)	221	(876)
Non-controlling interest in net income of subsidiaries	—	(102)	—	(37)	(139)

Net income	$960	$489	$686	$34	$2,169

Total average assets ($ billions)	$90	$47	$115	$20	$272

(1)	Includes revenues from all other smaller operating segments of $240 in 2003 (2002 — $243; 2001 — $359), and net income of $132 in 2003 (2002 — $147; 2001 — $210). As well, includes corporate adjustments such as the elimination of the tax-exempt income gross up reported in net interest income and provision for income taxes of $278 (2002 — $268; 2001 — $230), changes in the general provision, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

98	2003 Scotiabank Annual Report

Consolidated Financial Statements

Geographical segmentation(1)

     The following table summarizes the Bank’s financial results by geographic region. Revenues and expenses which have not been allocated back to specific operating business lines are reflected in corporate adjustments.

For the year ended October 31, 2003		United	Other
($ millions)	Canada	States	International	Total

Net interest income	$3,657	$586	$2,249	$6,492
Provision for credit losses	(396)	(270)	(228)	(894)
Other income	2,377	448	967	3,792
Non-interest expenses	(3,623)	(311)	(1,825)	(5,759)
Provision for income taxes	(444)	(175)	(249)	(868)
Non-controlling interest in net income of subsidiaries	—	—	(160)	(160)

Income	$1,571	$278	$754	$2,603

Corporate adjustments				(126)

Net income				$2,477

Total average assets ($ billions)	$176	$34	$75	$285

Corporate adjustments				4

Total average assets, including corporate adjustments				$289

For the year ended October 31, 2002		United	Other
($ millions)	Canada	States	International	Total

Net interest income	$3,798	$748	$2,545	$7,091
Provision for credit losses	(319)	(1,131)	(602)	(2,052)
Other income	2,338	475	846	3,659
Non-interest expenses	(3,527)	(324)	(2,263)	(6,114)
Provision for income taxes	(668)	89	(55)	(634)
Non-controlling interest in net income of subsidiaries	—	—	(154)	(154)

Income	$1,622	$(143)	$317	$1,796

Corporate adjustments				1

Net income				$1,797

Total average assets ($ billions)	$165	$44	$83	$292

Corporate adjustments				5

Total average assets, including corporate adjustments				$297

For the year ended October 31, 2001		United	Other
($ millions)	Canada	States	International	Total

Net interest income	$3,580	$721	$2,298	$6,599
Provision for credit losses	(306)	(686)	(295)	(1,287)
Other income	2,383	493	860	3,736
Non-interest expenses	(3,488)	(297)	(1,856)	(5,641)
Provision for income taxes	(667)	(64)	(229)	(960)
Non-controlling interest in net income of subsidiaries	—	—	(102)	(102)

Income	$1,502	$167	$676	$2,345

Corporate adjustments				(176)

Net income				$2,169

Total average assets ($ billions)	$152	$44	$72	$268

Corporate adjustments				4

Total average assets, including corporate adjustments				$272

(1)	Revenues are attributed to countries based on where services are performed or assets are recorded.

2003 Scotiabank Annual Report	99

Consolidated Financial Statements

20.	Guarantees, commitments and contingent liabilities

a)	Guarantees

In February 2003, the CICA issued an accounting guideline on the disclosure of guarantees, which broadens the definition of guarantees and requires substantially expanded disclosure. This new guideline was effective for the Bank this year. As this guideline requires disclosure only, there was no impact on the Consolidated Statement of Income and Consolidated Balance Sheet.

     A guarantee is a contract that contingently requires the guarantor to make payments to a third party based on (i) changes in an underlying interest rate, foreign exchange rate or other variable, including the occurrence or non-occurrence of an event, that is related to an asset, liability or equity security held by the guaranteed party, (ii) an indemnification provided to the third party with the characteristics listed above, (iii) another entity’s failure to perform under an obligating agreement, or (iv) another entity’s failure to perform related to its indebtedness. The various guarantees and indemnifications that the Bank provides to its customers and other third parties are presented below.

	Maximum potential
As at October 31, 2003	amount of future	Carrying
($ millions)	payments(1)	value

Standby letters of credit and letters of guarantee	14,176	—
Derivative instruments	1,376	56
Liquidity facilities	14,543	—
Securitizations	2,417	—
Indemnifications	434	10
Other guarantees	3	—
(1)	The maximum potential amount of future payments represent those guarantees that can be quantified and excludes other guarantees that cannot be quantified.

Standby letters of credit and letters of guarantee

Standby letters of credit and letters of guarantee are issued at the request of a Bank customer in order to secure the customer’s payment or performance obligations to a third party. These guarantees represent an irrevocable obligation of the Bank to pay the third party beneficiary upon presentation of the guarantee and satisfaction of the documentary requirements stipulated therein, without investigation as to the validity of the beneficiary’s claim against the customer. Generally, the term of these guarantees does not exceed four years. The types and amounts of collateral security held by the Bank for these guarantees is generally the same as for loans.

Derivative instruments

The Bank enters into written credit derivative contracts under which a counterparty is compensated for losses on a specified referenced asset, typically a loan or bond, if a default or other defined triggering event occurs. The Bank also enters into written option contracts under which a counterparty is granted the right, but not the obligation, to sell a specified quantity of a financial instrument at a pre-determined price on or before a set date. These written option contracts are normally referenced to interest rates, foreign exchange rates or equity prices. Typically, a corporate or government entity is the counterparty to the written credit derivative and option contracts that meet the characteristics of guarantees described above. The maximum potential amount of future payments disclosed in the table above relates to written credit derivatives, puts and floors. However, these amounts exclude certain derivatives contracts, such as written caps, as the nature of these contracts prevents quantification of the maximum potential amount of future payments.

Liquidity facilities

The Bank provides backstop liquidity facilities to asset-backed commercial paper conduits, administered by the Bank and by third parties. These facilities provide an alternative source of financing, in the event market disruption prevents the conduit from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met. Generally, these facilities have a term of up to one year. No amounts have been recorded in the Consolidated Balance Sheet with respect to these facilities.

Credit enhancements

The Bank provides partial credit enhancements, in the form of financial standby letters of credit, to commercial paper conduits, administered by the Bank and by third parties. As at October 31, 2003, these credit enhancements amounted to $846 million and are included within standby letters of credit and letters of guarantee in the above table. The credit enhancements are provided to ensure a high investment grade credit rating is achieved for notes issued by the conduits. Generally, these facilities have a term of up to one year. No amounts have been recorded in the Consolidated Balance Sheet with respect to these facilities.

Securitizations

The Bank’s revolving securitization agreements may require payments to be made to the trusts under certain limited circumstances. These guarantees will be outstanding for the remaining term to maturity of the trusts’ securitization notes, which is on average 19 months. These payments are contingent on failure to maintain a minimum pool size due to the occurrence of certain limited predefined events.

Indemnifications

In the ordinary course of business, the Bank enters into many contracts which contain indemnification provisions, such as purchase contracts, service agreements, trademark licensing agreements, escrow arrangements, sales of assets or businesses, outsourcing agreements, leasing arrangements, clearing system arrangements, securities lending agency agreements and structured transactions. In such contracts, the Bank may indemnify counterparties to the contracts for certain aspects of the Bank’s past conduct if other parties fail to perform, or if certain events occur, such as changes in laws and regulations (including tax legislation), changes in financial condition of third parties, infringements and breaches of representations and warranties, undisclosed liabilities, and loss caused by the actions of third parties, or as a result of litigation claims by third parties. These indemnification provisions will vary based upon the contract. In certain types of arrangements, the Bank may in turn obtain indemnifications from other parties to the arrangement or may have access to collateral under recourse provisions. In many cases, there are no pre-determined amounts or limits included in these indemnification provisions and the occurrence of contingent events that will trigger payment under them is difficult to predict. Therefore, the Bank cannot estimate in all cases the maximum potential future amount that may be payable, nor the amount of collateral or assets available under recourse provisions that would mitigate any such payments. Historically, the Bank has not made any significant payments under these indemnities. As at October 31, 2003, $10 million was included in other liabilities in the Consolidated Balance Sheet with respect to indemnifications.

100	2003 Scotiabank Annual Report

Consolidated Financial Statements

b)	Other indirect commitments

In the normal course of business, various other indirect commitments are outstanding which are not reflected on the Consolidated Balance Sheet. These may include:

—	Commercial letters of credit which require the Bank to honour drafts presented by a third party when specific activities are completed.
—	Commitments to extend credit which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities, subject to specific conditions.
—	Securities lending transactions under which the Bank, acting as principal or agent, agrees to lend securities to a borrower. The borrower must fully collateralize the security loan at all times. The market value of the collateral is monitored relative to the amounts due under the agreements, and where necessary, additional collateral is obtained.
—	Security purchase commitments which require the Bank to fund future investments.

These financial instruments are subject to normal credit standards, financial controls and monitoring procedures.

The table below provides a detailed breakdown of the Bank’s other indirect commitments expressed in terms of the contractual amounts of the related commitment or contract which are not reflected on the Consolidated Balance Sheet.

As at October 31 ($ millions)	2003	2002

Commercial letters of credit	$700	$783
Commitments to extend credit:
Original term to maturity of one year or less	76,194	87,460
Original term to maturity of more than one year	34,335	39,512
Securities lending	4,454	2,968
Security purchase and other commitments	2,552	2,176

Total	$118,235	$132,899

c)	Lease commitments and other executory contracts

Minimum future rental commitments at October 31, 2003, for buildings and equipment under long-term, non-cancellable leases are shown below.

For the year ($ millions)

2004	$164
2005	136
2006	108
2007	84
2008	67
2009 and thereafter	255

Total	$814

Building rent expense, net of rental income from subleases, included in the Consolidated Statement of Income was $180 million (2002 —$192 million; 2001 — $200 million).

     In addition, the Bank and its subsidiaries have entered into certain long-term executory contracts relating to outsourced services.

d)	Pledging of assets

In the ordinary course of business, securities and other assets are pledged against liabilities. Details of assets pledged are shown below:

As at October 31 ($ millions)	2003	2002

Assets pledged to:
Bank of Canada(1)	$76	$80
Foreign governments and central banks(1)	2,645	3,708
Clearing systems, payment systems and depositories(1)	861	815
Assets pledged in relation to exchange-traded derivative transactions	135	93
Assets pledged as collateral related to:
Securities borrowed and securities lent	9,909	7,632
Obligations related to securities sold under repurchase agreements	28,686	31,881
Over-the-counter derivative transactions	2,160	54
Other	—	1

Total	$44,472	$44,264

(1)	Includes assets pledged in order to participate in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions.

e)	Litigation

In the ordinary course of business, the Bank and its subsidiaries are routinely defendants in or parties to a number of pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants.

     In view of the inherent difficulty of predicting the outcome of such matters, the Bank cannot state what the eventual outcome of such matters will be; however based on current knowledge, management does not believe that liabilities, if any, arising from pending litigation will have a material adverse effect on the consolidated financial position, or results of operations of the Bank.

2003 Scotiabank Annual Report	101

Consolidated Financial Statements

21.	Financial instruments

a)	Fair value

Fair value amounts represent estimates of the consideration that would currently be agreed upon between knowledgeable, willing parties who are under no compulsion to act and is best evidenced by a quoted market price, if one exists. Many of the Bank’s financial instruments lack an available trading market. Therefore, these instruments have been valued using present value or other valuation techniques and may not necessarily be indicative of the amounts realizable in an immediate settlement of the instruments. In addition, the calculation of estimated fair value is based on market conditions at a specific point in time and may not be reflective of future fair values.

     Changes in interest rates are the main cause of changes in the fair value of the Bank’s financial instruments. The majority of the Bank’s financial instruments are carried at historical cost and are not adjusted to reflect increases or decreases in fair value due to market fluctuations, including those due to interest rate changes. For those financial instruments held for trading purposes, the carrying value is adjusted regularly to reflect the fair value.

The following table sets out the fair values of on-balance sheet financial instruments and derivative instruments of the Bank using the valuation methods and assumptions described below. The fair values disclosed do not reflect the value of assets and liabilities that are not considered financial instruments, such as land, buildings and equipment.

	2003				2002

	Total	Total		Favourable/	Total	Total	Favourable/
	fair	book		(Unfavour-	fair	book	(Unfavour-
As at October 31 ($ millions)	value	value		able)	value	value	able)

Assets:
Cash resources	$20,581	$20,581		$—	$20,273	$20,273	$—
Securities	64,073	63,192		881 (1)	56,651	56,194	457 (1)
Loans	172,789	171,667		1,122	185,842	185,671	171
Customers’ liability under acceptances	6,811	6,811		—	8,399	8,399	—
Other	3,613	3,613		—	4,730	4,730	—
Liabilities:
Deposits	193,856	192,672		(1,184)	196,467	195,618	(849)
Acceptances	6,811	6,811		—	8,399	8,399	—
Obligations related to securities sold under repurchase agreements	28,686	28,686		—	31,881	31,881	—
Obligations related to securities sold short	9,219	9,219		—	8,737	8,737	—
Other	12,820	12,820		—	14,519	14,519	—
Subordinated debentures	2,880	2,661		(219)	4,036	3,878	(158)
Derivatives (Note 22)	(520)	(388	)(2)	(132)	717	998 (2)	(281)

(1)	This excludes net deferred hedge losses on securities of $16 (2002 — $264).
(2)	This amount represents a net liability in 2003 and a net asset in 2002.

The book value of financial assets and financial liabilities held for purposes other than trading may exceed their fair value due primarily to changes in interest rates. In such instances, the Bank does not reduce the book value of these financial assets and financial liabilities to their fair value as it is the Bank’s intention to hold them to maturity.

Determination of fair value

The following methods and assumptions were used to estimate the fair values of on-balance sheet financial instruments:

     The fair values of cash resources, securities purchased under resale agreements, customers’ liability under acceptances, other assets, obligations related to securities sold under repurchase agreements, acceptances and other liabilities are assumed to approximate their carrying values, due to their short-term nature.

     The fair value of securities is assumed to be equal to the estimated market value of securities provided in Note 3. The fair value of obligations related to securities sold short is assumed to be equal to their book value as they are carried at market value. These market values are based on quoted prices, when available. When a quoted price is not readily available, market values are estimated using quoted market prices of similar securities, or other valuation techniques.

102	2003 Scotiabank Annual Report

Consolidated Financial Statements

     The estimated fair value of loans reflects changes in the general level of interest rates that have occurred since the loans were originated. The particular valuation methods used are as follows:

—	For loans to designated emerging markets, fair value is based on quoted market prices.

—	For floating rate loans, fair value is assumed to be equal to book value as the interest rates on these loans automatically reprice to market.

—	For all other loans, fair value is determined by discounting the expected future cash flows of these loans at market rates for loans with similar terms and risks.

     The fair values of deposits payable on demand or after notice or floating rate deposits payable on a fixed date are assumed to be equal to their carrying values. The estimated fair values of fixed-rate deposits payable on a fixed date are determined by discounting the contractual cash flows, using market interest rates currently offered for deposits with similar terms and risks.

     The fair values of subordinated debentures and liabilities of subsidiaries, other than deposits (included in other liabilities), are determined by reference to current market prices for debt with similar terms and risks.

b)	Interest rate risk

The following table summarizes carrying amounts of balance sheet assets, liabilities and equity, and off-balance sheet financial instruments in order to arrive at the Bank’s interest rate gap based on the earlier of contractual repricing or maturity dates. To arrive at the Bank’s view of its effective interest rate gap, adjustments are made to factor in expected mortgage and loan repayments based on historical patterns, and to reclassify the Bank’s trading instruments to the immediately rate-sensitive category.

As at October 31, 2003	Immediately	Within	Three to	One to	Over	Non-rate
($ millions)	rate sensitive(1)	3 months	12 months	5 years	5 years	sensitive		Total

Cash resources	$1,139	$12,828	$2,671	$56	$—	$3,887		$20,581
Investment securities	588	5,087	1,547	5,933	3,858	3,280	(2)	20,293
Trading securities	—	6,582	4,150	6,736	7,709	17,722		42,899
Loans	24,803	73,043	19,589	50,802	3,383	47	(3)	171,667
Other assets	—	—	—	—	—	30,452	(4)	30,452

Total assets	26,530	97,540	27,957	63,527	14,950	55,388		285,892

Deposits	20,906	105,401	29,261	22,697	494	13,913		192,672
Obligations related to securities sold under repurchase agreements	—	27,109	1,577	—	—	—		28,686
Obligations related to securities sold short	—	308	218	3,798	4,137	758		9,219
Subordinated debentures	—	—	281	1,555	825	—		2,661
Other liabilities	—	—	—	—	—	38,040	(4)	38,040
Shareholders’ equity	—	—	—	—	—	14,614	(4)	14,614

Total liabilities and shareholders’ equity	20,906	132,818	31,337	28,050	5,456	67,325		285,892

On-balance sheet gap	5,624	(35,278)	(3,380)	35,477	9,494	(11,937)		—
Off-balance sheet gap	—	3,082	1,868	(4,251)	(699)	—		—

Interest rate sensitivity gap based on contractual repricing	5,624	(32,196)	(1,512)	31,226	8,795	(11,937)		—
Adjustment to expected repricing	15,166	10,190	219	(9,623)	(5,570)	(10,382)		—

Total interest rate sensitivity gap	$20,790	$(22,006)	$(1,293)	$21,603	$3,225	$(22,319)		$—
Cumulative gap	20,790	(1,216)	(2,509)	19,094	22,319	—		—

As at October 31, 2002
Total interest rate sensitivity gap	$22,275	$(13,175)	$(11,556)	$18,581	$3,935	$(20,060)		$—
Cumulative gap	22,275	9,100	(2,456)	16,125	20,060	—		—

(1)	Represents those financial instruments whose interest rates change concurrently with a change in the underlying interest rate basis, for example, prime rate loans.
(2)	This includes financial instruments such as common shares, non-term preferred shares, and shares in associated corporations.
(3)	This includes net impaired loans and the general allowance.
(4)	This includes non-financial instruments.

The tables on the following page summarize average effective yields, by the earlier of the contractual repricing or maturity dates, for the following on-balance sheet rate-sensitive financial instruments (these rates are shown before and after adjusting for the impact of related derivatives used by the Bank for asset/liability risk management purposes).

2003 Scotiabank Annual Report	103

Consolidated Financial Statements

Average effective yields by the earlier of the contractual repricing or maturity dates:

	Unadjusted					Adjusted

	Immediately	Within	Three to	One to	Over
As at October 31, 2003	rate sensitive	3 months	12 months	5 years	5 years	Total	Total(1)

Cash resources	1.9%	2.2%	3.6%	1.4%	—%	2.4%	2.4%
Investment securities(2)	2.7	4.1	5.8	5.3	6.4	5.2	5.1
Trading securities	—	4.6	3.3	3.4	5.1	4.2	4.2
Loans(3)	6.3	4.2	5.3	6.2	7.3	5.3	5.3

Deposits(4)	2.3	2.0	2.8	4.3	4.7	2.5	2.5
Obligations related to securities sold under repurchase agreements(4)	—	2.5	6.9	—	—	2.7	2.7
Obligations related to securities sold short	—	2.6	2.7	3.2	5.1	4.1	4.1
Subordinated debentures(4)	—	—	1.5	6.4	7.5	6.2	4.1

	Unadjusted						Adjusted

	Immediately	Within	Three to	One to	Over
As at October 31, 2002	rate sensitive	3 months	12 months	5 years	5 years	Total	Total(1)

Cash resources	5.8%	3.0%	3.4%	1.8%	—%	3.5%	3.5%
Investment securities(2)	3.4	5.5	5.1	6.3	6.3	5.9	5.8
Trading securities	4.3	5.9	3.5	4.3	6.3	5.2	5.2
Loans(3)	6.1	4.6	5.5	6.9	8.1	5.5	5.5

Deposits(4)	2.1	2.5	2.9	4.7	5.8	2.8	2.8
Obligations related to securities sold under repurchase agreements(4)	—	3.7	4.6	—	—	3.7	3.7
Obligations related to securities sold short	—	2.5	2.8	3.1	5.4	4.1	4.1
Subordinated debentures(4)	—	—	5.3	6.7	6.7	6.2	4.6

(1)	After adjusting for the impact of related derivatives.
(2)	Yields are based on book values, net of the related country risk provision, and contractual interest or stated dividend rates adjusted for amortization of premiums and discounts. Yields on tax-exempt securities have not been computed on a taxable equivalent basis.
(3)	Yields are based on book values, net of allowance for credit losses, and contractual interest rates, adjusted for the amortization of any deferred income.
(4)	Yields are based on book values and contractual interest rates.

c)	Credit exposure

The following table summarizes the credit exposure of the Bank to businesses and governments, net of the allowance for credit losses.

	2003				2002

	Loans and	Derivative	Other
As at September 30 ($ millions)	acceptances(1)	instruments(2)	exposures(3)	Total	Total

By sector:
Resource and manufacturing, excluding automotive	$19,437	$645	$4,080	$24,162	$29,212
Finance and government	8,129	13,913	5,073	27,115	28,587
Other	43,792	1,797	7,858	53,447	59,690

Total	$71,358	$16,355	$17,011	$104,724	$117,489

General allowance(2)(4)				1,457	1,419

				$103,267	$116,070

By geography(5):
Canada	$29,858	$5,806	$5,602	$41,266	$39,893
United States	13,747	5,053	7,653	26,453	34,756
Other International	27,753	5,496	3,756	37,005	42,840

Total	$71,358	$16,355	$17,011	$104,724	$117,489

General allowance(2)(4)				1,457	1,419

				$103,267	$116,070

(1)	Excludes securities purchased under resale agreements.
(2)	Derivative instruments and general allowance are as at October 31.
(3)	Comprises guarantees and letters of credit.
(4)	The remaining $18 (2002 — $56) of the $1,475 (2002 — $1,475) general allowance relates to loans other than business and government loans.
(5)	Geographic segmentation is based upon the location of the ultimate risk of the credit exposure.

104	2003 Scotiabank Annual Report

Consolidated Financial Statements

d)	Anticipatory hedges

In its normal course of business, the Bank may decide to hedge anticipatory transactions such as future foreign revenues and expenses and planned deposit campaigns. As at October 31, 2003, and 2002, there were no material anticipatory hedges outstanding.

22.	Derivative instruments

a)	Notional amounts

The following table provides the aggregate notional amounts of off-balance sheet derivative instruments outstanding by type and segregated between those used by the Bank in its dealer capacity (Trading) and those used in the Bank’s asset/liability risk management process (ALM). The notional amounts of these contracts represent the derivatives volume outstanding and do not represent the potential gain or loss associated with the market risk or credit risk of such instruments. The notional amounts represent the amount to which a rate or price is applied to determine the amount of cash flows to be exchanged. Other derivative contracts — other includes precious metals other than gold, and base metal derivatives.

	2003			2002

As at October 31 ($ millions)	Trading	ALM	Total	Trading	ALM	Total

Interest rate contracts
Exchange-traded:
Futures	$53,630	$29,335	$82,965	$57,397	$12,239	$69,636
Options purchased	15,561	—	15,561	6,690	—	6,690
Options written	2,571	129	2,700	—	—	—

	71,762	29,464	101,226	64,087	12,239	76,326

Over-the-counter:
Forward rate agreements	67,250	23,343	90,593	72,293	51,954	124,247
Swaps	410,343	73,739	484,082	440,096	97,699	537,795
Options purchased	37,131	1,954	39,085	39,336	1,114	40,450
Options written	46,668	1,387	48,055	50,842	51	50,893

	561,392	100,423	661,815	602,567	150,818	753,385

Total	$633,154	$129,887	$763,041	$666,654	$163,057	$829,711

Foreign exchange and gold contracts
Exchange-traded:
Futures	$2,684	$—	$2,684	$2,757	$—	$2,757
Options purchased	69	—	69	2	—	2
Options written	145	—	145	66	—	66

	2,898	—	2,898	2,825	—	2,825

Over-the-counter:
Spot and forwards	177,165	10,067	187,232	201,034	10,153	211,187
Swaps	40,529	11,728	52,257	42,402	11,551	53,953
Options purchased	3,337	—	3,337	4,128	—	4,128
Options written	3,018	—	3,018	4,078	—	4,078

	224,049	21,795	245,844	251,642	21,704	273,346

Total	$226,947	$21,795	$248,742	$254,467	$21,704	$276,171

Other derivative contracts
Equity: over-the-counter	$17,268	$3,330	$20,598	$15,956	$4,399	$20,355
Credit: over-the-counter	15,051	2,301	17,352	10,521	1,624	12,145
Other	2,912	—	2,912	3,342	—	3,342

Total	$35,231	$5,631	$40,862	$29,819	$6,023	$35,842

Total notional amounts outstanding	$895,332	$157,313	$1,052,645	$950,940	$190,784	$1,141,724

2003 Scotiabank Annual Report	105

Consolidated Financial Statements

b)	Remaining term to maturity

The following table summarizes the remaining term to maturity of the notional amounts of the Bank’s derivative instruments by type:

	Within	One to	Over
As at October 31, 2003 ($ millions)	1 year	5 years	5 years	Total

Interest rate contracts
Futures	$65,704	$17,261	$—	$82,965
Forward rate agreements	89,707	886	—	90,593
Swaps	203,954	214,751	65,377	484,082
Options purchased	29,380	23,792	1,474	54,646
Options written	24,394	23,954	2,407	50,755

	413,139	280,644	69,258	763,041

Foreign exchange and gold contracts
Futures	2,130	554	—	2,684
Spot and forwards	172,484	13,468	1,280	187,232
Swaps	17,025	23,543	11,689	52,257
Options purchased	2,637	769	—	3,406
Options written	2,438	725	—	3,163

	196,714	39,059	12,969	248,742

Other derivative contracts
Equity	16,834	3,722	42	20,598
Credit	2,976	13,910	466	17,352
Other	2,665	247	—	2,912

	22,475	17,879	508	40,862

Total	$632,328	$337,582	$82,735	$1,052,645

	Within	One to	Over
As at October 31, 2002 ($ millions)	1 year	5 years	5 years	Total

Interest rate contracts
Futures	$53,652	$15,984	$—	$69,636
Forward rate agreements	114,423	9,824	—	124,247
Swaps	235,950	230,768	71,077	537,795
Options purchased	21,003	24,112	2,025	47,140
Options written	22,649	24,945	3,299	50,893

	447,677	305,633	76,401	829,711

Foreign exchange and gold contracts
Futures	2,103	654	—	2,757
Spot and forwards	195,318	15,047	822	211,187
Swaps	13,204	28,976	11,773	53,953
Options purchased	2,891	1,239	—	4,130
Options written	2,893	1,251	—	4,144

	216,409	47,167	12,595	276,171

Other derivative contracts
Equity	15,985	4,245	125	20,355
Credit	3,271	8,646	228	12,145
Other	2,780	562	—	3,342

	22,036	13,453	353	35,842

Total	$686,122	$366,253	$89,349	$1,141,724

106	2003 Scotiabank Annual Report

Consolidated Financial Statements

c)	Credit risk

As with on-balance sheet assets, derivative instruments are subject to credit risk. Credit risk arises from the possibility that counterparties may default on their obligations to the Bank. However, whereas the credit risk of on-balance sheet assets is represented by the principal amount net of any applicable allowance for credit losses, the credit risk associated with derivatives is normally a small fraction of the notional amount of the derivative instrument. Derivative contracts generally expose the Bank to credit loss if changes in market rates affect a counterparty’s position unfavourably and the counterparty defaults on payment. Accordingly, credit risk of derivatives is represented by the positive fair value of the instrument.

     Negotiated over-the-counter derivatives often present greater credit exposure than exchange-traded contracts. The net change in the exchange-traded contracts is normally settled daily in cash with the exchange. Holders of these contracts look to the exchange for performance under the contract.

     The Bank strives to limit credit risk by dealing with counterparties that it believes are creditworthy, and manages its credit risk for derivatives through the same credit risk process applied to on-balance sheet assets.

     The Bank pursues opportunities to reduce its exposure to credit losses on derivative instruments. These opportunities include entering into master netting arrangements with counterparties. The credit risk associated with favourable contracts is eliminated by a master netting arrangement to the extent that unfavourable contracts with the same counterparty are not settled before favourable contracts.

The following table summarizes the credit exposure of the Bank’s derivatives. The credit risk amount (CRA) represents the estimated replacement cost, or positive fair value, for all contracts without taking into account any master netting or collateral arrangements that have been made. The CRA does not reflect actual or expected losses.

     The credit equivalent amount (CEA) is the CRA plus an add-on for potential future exposure. The add-on amount is based on a formula prescribed in the Capital Adequacy Guideline of the Superintendent. The risk-weighted balance is the CEA multiplied by counterparty risk factors prescribed by this Guideline. Other derivative contracts — other includes precious metals other than gold, and base metal derivatives.

	2003				2002

				Credit
		Credit risk	Potential	equivalent	Risk-	Credit risk	Risk-
	Notional	amount	future	amount	weighted	amount	weighted
	amount	(CRA)	exposure	(CEA)	balance	(CRA)	balance
As at October 31 ($ millions)		(a)	(b)	(a) + (b)

Interest rate contracts
Futures	$82,965	$—	$—	$—	$—	$—	$—
Forward rate agreements	90,593	26	5	31	6	71	22
Swaps	484,082	7,624	1,861	9,485	2,179	11,703	3,260
Options purchased	54,646	530	141	671	167	743	216
Options written	50,755	—	—	—	—	—	—

	763,041	8,180	2,007	10,187	2,352	12,517	3,498

Foreign exchange and gold contracts
Futures	2,684	—	—	—	—	—	—
Spot and forwards	187,232	4,744	2,328	7,072	2,065	2,810	1,557
Swaps	52,257	2,786	2,208	4,994	1,270	1,253	900
Options purchased	3,406	126	65	191	71	99	73
Options written	3,163	—	—	—	—	—	—

	248,742	7,656	4,601	12,257	3,406	4,162	2,530

Other derivative contracts
Equity	20,598	258	1,215	1,473	477	509	545
Credit	17,352	209	772	981	279	155	186
Other	2,912	52	216	268	97	83	112

	40,862	519	2,203	2,722	853	747	843

Total derivatives	$1,052,645	$16,355	$8,811	$25,166	$6,611	$17,426	$6,871

Less: impact of master netting agreements		9,619	3,422	13,041	3,173	10,815	3,277

Total		$6,736	$5,389	$12,125	$3,438	$6,611	$3,594

d)	Fair value

Fair values of exchange-traded derivatives are based on quoted market prices. Fair values of over-the-counter (OTC) derivatives are determined using pricing models, which take into account current market and contractual prices of the underlying instruments, as well as time value and yield curve or volatility factors underlying the positions.

     Trading derivatives are subject to a further valuation adjustment, determined on a portfolio basis, to cover future risks and related costs.

2003 Scotiabank Annual Report	107

Consolidated Financial Statements

The following table summarizes the fair value of derivatives segregated by type and segregated between trading and those derivatives used in the Bank’s asset/liability risk management process (ALM).

	2003		2003		2002

	Average fair value(1)		Year-end fair value		Year-end fair value

As at October 31 ($ millions)	Favourable	Unfavourable	Favourable	Unfavourable	Favourable	Unfavourable

Trading
Interest rate contracts
Forward rate agreements	$23	$21	$18	$30	$45	$29
Swaps	9,604	8,577	7,159	6,068	10,725	9,646
Options	652	846	520	686	739	932

	10,279	9,444	7,697	6,784	11,509	10,607

Foreign exchange and gold contracts
Forwards	4,111	3,885	4,704	4,624	2,686	2,324
Swaps	1,393	1,728	2,435	2,203	840	1,765
Options	118	145	126	181	99	105

	5,622	5,758	7,265	7,008	3,625	4,194

Other derivative contracts
Equity	326	540	134	711	454	477
Credit	118	131	160	196	150	144
Other	77	71	52	59	83	78

	521	742	346	966	687	699

Trading derivatives’ market valuation	$16,422	$15,944	$15,308	$14,758	$15,821	$15,500

ALM(2)
Interest rate contracts
Forward rate agreements			$8	$7	$26	$45
Swaps			465	781	978	795
Options			10	—	4	—

			483	788	1,008	840

Foreign exchange and gold contracts
Forwards			40	139	124	52
Swaps			351	1,165	413	287
Options			—	—	—	—

			391	1,304	537	339

Other derivative contracts
Equity			124	22	55	19
Credit			49	3	5	11
Other			—	—	—	—

			173	25	60	30

Total ALM derivatives’ market valuation			$1,047	$2,117	$1,605	$1,209

Total gross fair values before netting			$16,355	$16,875	$17,426	$16,709

Less: impact of master netting agreements			9,619	9,619	10,815	10,815

Total derivatives’ market valuation			$6,736	$7,256	$6,611	$5,894

(1)	The average fair value of trading derivatives’ market valuation for the year ended October 31, 2002 was: favourable $14,561 and unfavourable $14,350. Average fair value amounts are based on month-end balances.

(2)	The fair values of these derivative financial instruments wholly or partially offset the changes in fair values of related on-balance sheet financial instruments.

23. Argentine charges

In the first quarter of fiscal 2002, a significant provision for credit losses and other charges were recorded against the Bank’s operations in Scotiabank Quilmes and against cross-border Argentine risk, as a result of the extraordinary political and economic upheaval in Argentina.

     In September, 2002, Scotiabank Quilmes ceased operations following the finalization of arrangements with the Argentine financial authorities and other private sector institutions. Based on these arrangements, certain deposits were transferred to the government along with an equivalent amount of sovereign loans. The remaining assets and liabilities were assumed by other local financial institutions or placed in an Argentine liquidating trust.

     In the fourth quarter of 2002, as the Bank no longer had control of Scotiabank Quilmes, the remaining assets, liabilities and results of operations ceased to be consolidated. At the same time, a loss on disposal was recorded in non-interest expenses of the Consolidated Statement of Income in the International segment. In addition, the Bank recorded an income tax recovery related to the disposal of its investment in Scotiabank Quilmes.

     In fiscal 2003, the Bank continued to reduce its remaining cross-border Argentine risk through loan sales and repayments, resulting in a $64 million recovery of the specific provision for credit losses for these loans. As well, the Bank recorded a net loss on its Argentine securities of $19 million and $31 million charge for a settlement with creditors of Scotiabank Quilmes.

108	2003 Scotiabank Annual Report

Consolidated Financial Statements

Information on the total provision and charges (recovery) recorded against the Bank’s operations in Scotiabank Quilmes and against cross-border Argentine risk assets is provided in the table below:

($ millions)	2003	2002	2001

Provision for (recovery of) credit losses	$(64)	$454	$50
Other income:
Loss on securities	19	20	40
Trading revenues	—	(4)	—
Other(1)	—	87	10
Non-interest expenses:
Loss on disposal of subsidiary operations	31	237 (2)	—

Total provision and charges (recovery) before income taxes	(14)	794	100
Provision for (recovery of) income taxes	3	(254)	(38)

Total provision and charges (recovery)	$(11)	$540	$62

(1)	Reflects the loss from pesofication (impact of converting U.S. dollar-denominated assets and liabilities to Argentine pesos at different and non-market rates, as mandated by the Argentine government).

(2)	Loss on disposal of subsidiary operations in 2002 is net of a $95 foreign exchange gain, which was transferred from cumulative foreign currency translation in the Consolidated Balance Sheet. This foreign exchange gain primarily offsets the foreign exchange loss from the devaluation of the Argentine peso on the allowance for credit losses established in the first quarter of 2002.

24. Acquisitions

a)	Grupo Financiero Scotiabank Inverlat, Mexico

On November 30, 2000, the Bank increased its voting ownership in Grupo Financiero Scotiabank Inverlat (Inverlat) from 10% to 55%. The purchase price for the additional 45% was US $184 million, comprised of the conversion of debentures of US $144 million purchased in 1996, and a US $40 million cash payment by the Bank. The total purchase price for the entire 55% was US $215 million ($320 million). Inverlat is comprised of three main operating companies: a full-service bank, a brokerage house and a foreign exchange operation. The results of Inverlat have been included in the Bank’s income since acquisition. This acquisition was accounted for using the purchase method.

The November 30, 2000, acquisition is summarized in the table below:

($ millions)
Identifiable assets acquired:
Cash and deposits with other banks	$1,812
Securities	3,322
Loans	5,800
Securities purchased under resale agreements	4,749
Intangible assets	18
Other assets	1,196
		$16,897
Less liabilities assumed:
Deposits	$8,059
Obligations related to securities sold under repurchase agreements	7,435
Other liabilities	858
Non-controlling interests in subsidiary	303
		16,655

Net identifiable assets acquired		242
Goodwill		78

Total purchase consideration		$320

     On April 30, 2003, the Bank increased its ownership in Inverlat to 91%. The purchase price for the additional 36% was $465 million, which was paid in cash. This transaction resulted in increases in goodwill of $62 million, other intangible assets of $16 million, and net positive fair value adjustments to other assets of $12 million, as well as a reduction in non-controlling interest in subsidiaries of $375 million.

     The Bank has offered to purchase the remaining 9% of Inverlat, presently held by the non-controlling shareholders, at the same price per share as was paid for the 36% acquired in April 2003. It is expected that this transaction will be completed in the first half of 2004.

b)	Dominican Republic

In the third quarter of 2003, the Bank entered into an agreement to acquire or lease 39 branch locations from Banco Intercontinental in the Dominican Republic for $32 million, with the option to purchase selected credit card, personal and commercial loans. In the fourth quarter, the Bank acquired part of their credit card portfolio for $20 million.

2003 Scotiabank Annual Report	109

Consolidated Financial Statements

25. Sale of business

Effective October 31, 2002, the Bank sold its merchant acquirer and smart-card point-of-sale business to Paymentech Canada. The sale includes debit and credit card payment services and smart card programs offered to merchants across Canada. As a result of this transaction, a gain of $99 million, net of associated expenses, was recorded in 2002 in other income — other in the Consolidated Statement of Income. In 2003, $7 million of additional sales consideration was earned by the Bank. Additional revenue may be earned in future periods.

26. Reconciliation of Canadian and United States generally accepted accounting principles

The consolidated financial statements of the Bank have been prepared in accordance with Canadian GAAP, including the accounting requirements of the Superintendent. The significant measurement differences between Canadian and U.S. GAAP affecting the consolidated financial statements are as follows:

Reconciliation of net income and shareholders’ equity

	Net income			Shareholders' equity
For the year ended October 31
($ millions)	2003	2002	2001	2003	2002	2001

Net income and shareholders’ equity based on Canadian GAAP	$2,477	$1,797	$2,169	$14,614	$14,777	$14,608
Employee future benefits (a)	31	3	(2)	(19)	(25)	(12)
Restructuring costs (b)	(4)	(9)	(5)	26	30	39
Transfers of loans (c)	(32)	(55)	(1)	47	79	134
Derivative instruments and hedging activities (d):
Transition adjustment	—	—	101	124	124	124
Current year adjustments	248	(347)	25	(212)	(377)	(78)
Unrealized gains (losses) on securities reclassified as trading (d)	7	(24)	(4)	(21)	(28)	(4)
Conversion of loans into debt securities (e)	1	18	25	(32)	14	52
Available-for-sale securities (e)	95	(229)	—	925	151	669
Computer software development costs (f)	14	22	27	110	96	74
Non-controlling interest in net income of subsidiaries (g)	(16)	(16)	(16)	(250)	(250)	(250)
Goodwill and other intangibles (h)	—	(76)	—	—	—	—
Other	(13)	—	—	(11)	—	—
Tax effect of above differences	(74)	203	(62)	(298)	(13)	(315)
Future income taxes (k)	13	(13)	(20)	—	(13)	—

Net income and shareholders’ equity based on U.S. GAAP	$2,747	$1,274	$2,237	$15,003	$14,565	$15,041

Preferred dividends paid and other	(62)	(96)	(99)

Net income available to common shareholders based on U.S. GAAP	$2,685	$1,178	$2,138

Earnings per common share based on U.S. GAAP (in dollars):
Basic	$5.32	$2.34	$4.27
Diluted	$5.24	$2.30	$4.20

a)	Employee future benefits

Canadian and U.S. accounting standards for employee future benefits are substantially consistent; however, there continues to be a difference in the charge to income between Canadian and U.S. GAAP, principally due to differences in the amortization of the transitional amounts resulting from differing adoption dates of those standards, and differences in the treatment of the pension valuation allowance.

     Canadian GAAP requires recognition of a pension valuation allowance for any excess of the prepaid benefit expense over the expected future benefit. Changes in the pension valuation allowance are recognized in the Consolidated Statement of Income. U.S. GAAP does not permit recognition of a pension valuation allowance.

     As well, U.S. GAAP requires the excess of any unfunded accumulated benefit obligation (with certain other adjustments) to be reflected as an additional minimum pension liability in the U.S. GAAP Consolidated Balance Sheet with an offsetting adjustment to intangible assets to the extent of unrecognized prior service costs, with the remainder recorded in other comprehensive income.

b)	Restructuring costs

Under Canadian GAAP, restructuring costs incurred for activities initiated prior to April 1, 2003, were accrued as liabilities provided that a restructuring plan detailing all major actions to be taken had been approved by an appropriate level of management, and significant changes to the plan were not likely. Under U.S. GAAP, for activities initiated prior to January 1, 2003, additional criteria were required to have been met prior to accrual, including that certain restructuring costs be incurred within one year from the date of approval of the restructuring plan; the accruals recorded under Canadian GAAP for certain planned restructuring costs not incurred within the one-year time limit are reversed under U.S. GAAP and the costs are expensed as incurred. For restructuring costs incurred for activities initiated after March 31, 2003, Canadian and U.S. GAAP are consistent.

110	2003 Scotiabank Annual Report

Consolidated Financial Statements

c)	Transfers of loans through securitizations

Effective July 1, 2001, the Bank adopted a new Canadian accounting guideline for transfers of loans on a prospective basis. This guideline is consistent with the U.S. standard for transfers of loans adopted on April 1, 2001.

     Prior to the adoption of the new Canadian guideline, transfers of loans were treated as sales under Canadian GAAP when the significant risks and rewards of ownership were transferred. Gains on transfers of loans were recognized immediately, unless there was recourse to the Bank in excess of expected losses, in which case the gains were considered unrealized and deferred until they were collected in cash and there was no recourse to that cash. Under U.S. GAAP, gains on transfers of loans that qualify as sales are recognized in income at the time of sale. There will continue to be differences in Canadian and U.S. GAAP income until the deferred gains related to assets securitized prior to July 1, 2001 have all been recognized in Canadian GAAP income.

     Prior to the harmonization of Canadian and U.S. GAAP, some transfers of assets did not qualify for sale accounting under U.S. GAAP. These transfers have been accounted for as secured lending arrangements under U.S. GAAP. This results in the assets remaining on the U.S. GAAP Consolidated Balance Sheet and in the net spread being recognized in U.S. GAAP income over the term of the loans rather than immediate recognition of a gain.

     In April 2001, the Bank securitized personal loans of $1,064 million, on a revolving basis, resulting in recognition of a net gain on sale of $9 million. The Bank’s retained interest, which consists of its rights to future cash flows, had a fair value on the date of sale of $28 million. The Bank retained servicing responsibilities for which a liability of $2 million was recognized. The key assumptions used to measure fair value at the date of securitization were a prepayment rate of 8.3%, an excess spread of 0.9%, a discount rate of 8.3% and an expected credit loss of 0.3%.

The cash flows from this securitization are summarized below:

For the year ended October 31 ($ millions)	2003	2002	2001

Cash flows received for:
Proceeds from personal loans securitized	$—	$—	$1,047
Servicing fees	5	5	3
Retained interest	8	9	7
Cash outflows for:
Collections reinvested in revolving securitizations	$945	$976	$608

The expected static pool credit losses, which are the sum of the actual and projected future credit losses over the life of the securitization, as a percentage of the original loan pool balance, annualized, were 0.3% (2002 — 0.2%; 2001 — 0.2%).

The key assumptions used in measuring the fair value of the retained interest for this securitization, and the sensitivity of the current fair value of retained interest to a 10% and 20% adverse change to the assumptions are as follows:

As at October 31 ($ millions)	2003	2002

Carrying value of the retained interest ($)	28	28
Fair value of the retained interest ($)	29	29
Weighted average life (in years)	1	1

Prepayment rate (%)	7.4	7.7
Impact on fair value of a 10% adverse change ($)	—	(1)
Impact on fair value of a 20% adverse change ($)	(1)	(1)

Expected credit losses (annual rate) (%)	0.3	0.2
Impact on fair value of a 10% adverse change ($)	—	—
Impact on fair value of a 20% adverse change ($)	—	—

Residual cash flow annual discount rate (%)	6.3	6.3
Impact on fair value of a 10% adverse change ($)	—	—
Impact on fair value of a 20% adverse change ($)	—	—

Excess spread (%)	1.1	1.2
Impact on fair value of a 10% adverse change ($)	(1)	(1)
Impact on fair value of a 20% adverse change ($)	(3)	(2)

The sensitivity measures above are hypothetical and should be used with caution. Other sensitivity estimates should not be extrapolated from those presented above since the relationship between the change in the assumption to the change in fair value is not linear. In addition, changes in a particular assumption and the effect on the fair value of the retained interest is calculated without changing any other assumption; however, the factors are not independent and the actual effects could be magnified or counteracted from the sensitivities presented.

2003 Scotiabank Annual Report	111

Consolidated Financial Statements

d)	Derivative instruments and hedging activities

Under Canadian GAAP, the Bank accounts for derivative instruments held for asset/liability management purposes primarily on an accrual basis. Derivative instruments held for trading purposes are accounted for at fair value with changes in fair value recognized in income.

     The Bank adopted a new U.S. accounting standard on accounting for derivative instruments and hedging activities effective November 1, 2000. This standard requires all derivative instruments to be recognized at fair value in the Consolidated Balance Sheet. U.S. GAAP restricts the types of transactions that qualify for hedge accounting and contains guidance on measuring hedge effectiveness. The change in fair value of a derivative instrument designated as a fair value hedge is offset in U.S. GAAP income against the change in the fair value of the hedged item relating to the hedged risk. The change in fair value of a derivative instrument designated as a cash flow hedge is recorded in other comprehensive income until the revenues or expenses relating to the hedged item are recorded in income. Hedge ineffectiveness and changes in the fair value of derivative instruments that do not qualify as hedges are recognized in income as they arise. The Bank has recorded an after-tax loss of $19 million (2002 — after-tax loss of $7 million; 2001 — after-tax income of $24 million), which represents the ineffective portion of fair value hedges. Certain foreign currency funding transactions that were designated as hedges, for Canadian GAAP, did not meet the strict U.S. hedge criteria. Therefore, the change in the fair value of these transactions has been recognized in U.S. GAAP income.

     U.S. GAAP also requires derivative instruments embedded in financial instruments that are not clearly and closely related to their host instrument to be separated and recorded at their fair value. If an embedded derivative cannot be separated, the entire financial instrument is recorded at fair value. Certain securities with embedded derivatives were reclassified from available-for-sale to trading securities. Under Canadian GAAP, these securities are classified as investment securities.

     The Bank has fair value hedges of interest rate risk relating to its subordinated debentures and available-for-sale securities in addition to cash flow hedges of its variable rate instruments. The Bank expects to reclassify $11 million (2002 — $17 million; 2001 — $30 million) of after-tax losses from accumulated other comprehensive income to earnings as a result of its cash flow hedges within the next twelve months. As at October 31, 2003, 2002 and 2001, the maximum term of cash flow hedges was less than 10 years, 5 years and 3 years, respectively.

     On November 21, 2002, the Bank adopted new U.S. GAAP guidance on accounting for derivative contracts held for trading purposes. Under the new guidance, the unrealized gain or loss arising at the inception of a derivative transaction is recognized in U.S. GAAP income only when the fair value of the derivative is obtained from a quoted market price, supported by comparison to other observable market transactions, or based upon a valuation technique incorporating observable market data. The adoption of the new guidance did not have a material impact on the U.S.GAAP results of the Bank in fiscal 2003.

     Upon adoption of the new U.S. accounting standard on November 1, 2000, the Bank recorded an increase in consolidated assets of $377 million, an increase in consolidated liabilities of $330 million, and reflected a transition adjustment increasing 2001 U.S. GAAP net income by $60 million ($0.12 per share, basic and diluted), net of applicable income taxes, and a charge of $13 million in other comprehensive income.

e)	Securities

U.S. GAAP requires securities to be classified as either trading, held to maturity or available for sale. The Bank has classified all investment securities as available for sale under U.S. GAAP (other than those reclassified to trading on adoption of the U.S. accounting standard on derivative instruments and hedging activities as discussed above), which are carried on the Consolidated Balance Sheet at their fair value. Other-than-temporary declines in the fair value of available-for-sale securities are recognized in U.S. GAAP income based on market values; declines in fair values are generally presumed to be other than temporary if they have persisted over several quarters. Both investment securities and trading securities are required to be accounted for on a trade date basis in the Consolidated Statement of Income and Consolidated Balance Sheet.

     Under U.S. GAAP, unrealized gains and losses on available-for-sale securities, net of related income taxes, are recorded in other comprehensive income until realized. However, commencing in fiscal 2001, as required by the new U.S. standard on accounting for derivative instruments and hedging activities, the unrealized gains and losses on hedged available-for-sale securities are recorded in U.S. GAAP income. Prior to fiscal 2001, the unrealized gains and losses on the derivatives hedging these available-for-sale securities were classified in other comprehensive income until the offsetting gains and losses on the hedged available-for-sale securities were realized.

     Under Canadian GAAP, securities are classified as either trading or investment. The Bank carries investment securities at amortized cost. Other-than-temporary declines in the value of investment securities are recorded in income based on net realizable values; declines in fair values are generally presumed to be other than temporary if conditions indicating impairment have persisted for a more prolonged period of time than under U.S. GAAP. Investment securities and trading securities are accounted for on a settlement date basis in the Consolidated Balance Sheet and on a trade date basis in the Consolidated Statement of Income.

     Under Canadian GAAP, debt securities acquired in a loan restructuring prior to May 1, 2003, were recorded at net book value. Under U.S. GAAP, the debt securities are recorded at their fair value with the difference between the carrying value of the loans and the fair value of the debt securities acquired recorded in income. For debt securities acquired in a loan restructuring after April 30, 2003, Canadian and U.S. GAAP are consistent.

f)	Computer software development costs

U.S. GAAP requires certain internal costs incurred for software development to be capitalized and amortized over the useful life of the software. Under Canadian GAAP, these costs are expensed as incurred.

g)	Non-controlling interest in net income of subsidiaries

On the U.S. GAAP Consolidated Balance Sheet, the preferred shares issued by Scotia Mortgage Investment Corporation, a wholly-owned subsidiary of the Bank, are presented as non-controlling interests. The net income applicable to these non-controlling interests is reflected as a reduction of U.S. GAAP income. Under Canadian GAAP, the Bank includes these preferred shares within the total preferred shares of the Bank in the Consolidated Balance Sheet and the related dividends are reflected as a reduction of net income available to common shareholders.

h)	Goodwill and other intangible assets

As discussed in Note 7, effective November 1, 2001, the Bank adopted the new Canadian and U.S. accounting standards for goodwill and other intangible assets without restatement of prior periods. These standards are substantially consistent except that any transitional impairment charge on the date of adoption is recognized as a charge to opening retained earnings under Canadian GAAP and as a cumulative adjustment to income under U.S. GAAP.

112	2003 Scotiabank Annual Report

Consolidated Financial Statements

On adoption of the new standard, a charge to U.S. GAAP income of $76 million was recognized ($0.15 per share, basic and diluted).

i)	Guarantees

Effective February 2003, the Bank adopted a new Canadian guideline on disclosure of guarantees, as set out in Note 20. The new U.S. standard is consistent with this Canadian guideline, except that it also requires recognition of a liability for the fair value of the obligation assumed at the inception of the arrangement for guarantees issued or modified after December 31, 2002.

     The fair value under U.S. GAAP for guarantees at October 31, 2003 amounted to $78 million. This amount excludes derivative instruments meeting the definition of guarantees, the fair values of which are included in the amounts disclosed in Note 22.

j)	Variable interest entities (VIEs)

In January 2003, a new U.S. standard on the accounting for VIEs was issued. This standard is identical to the new Canadian guideline with the exception of the effective date. Under U.S. GAAP, VIEs created after January 31, 2003 are required to be consolidated where the Bank is the primary beneficiary; there is no material measurement difference as a result of this requirement. For the remaining VIEs, the accounting on a U.S. GAAP basis is effective for the year commencing November 1, 2003. The effects are expected to be materially the same as those described in Note 2 under Canadian GAAP.

k)	Corporate income taxes

Canadian and U.S. accounting standards for corporate income taxes are substantially consistent, except that the effect of changes in income tax rates are recorded under U.S. GAAP when the rate changes are enacted in law, whereas under Canadian GAAP such amounts are recorded when the changes are considered to be substantively enacted.

l)	Non-cash collateral

Under Canadian GAAP, non-cash collateral received as part of securities lending transactions is not recognized in the Consolidated Balance Sheet. Under U.S. GAAP, collateral received for transactions where the Bank lends securities as principal is accounted for as a secured borrowing in the Consolidated Balance Sheet.

m)	Comprehensive income

U.S. GAAP requires a statement of comprehensive income to be included in the financial statements. Comprehensive income includes net income and all changes in equity, net of taxes, for the period except those resulting from investments by and distributions to shareholders. Comprehensive income also includes the foreign currency translation adjustments arising from the consolidation of subsidiaries where the functional currency is other than the reporting currency. Under Canadian GAAP, there is no requirement to present a statement of comprehensive income and the foreign currency translation adjustments pertaining to net investments in foreign subsidiaries are presented in cumulative foreign currency translation in the Consolidated Balance Sheet.

Consolidated statement of comprehensive income

For the year ended October 31 ($ millions)	2003	2002		2001

Net income based on U.S. GAAP	$2,747	$1,274		$2,237
Other comprehensive income, net of income taxes:
Change in unrealized gains and losses on available-for-sale securities(1)	434	(229)		71
Change in unrealized foreign currency translation gains and losses(2)	(1,295)	(137	)(3)	79
Transition adjustment arising from adoption of the new accounting standard for derivative instruments(4)	—	—		(13)
Change in gains and losses on derivative instruments designated as cash flow hedges(5)	24	28		(57)
Change in additional minimum pension liability(6)	(17)	(11)		—

Total other comprehensive income	$(854)	$(349)		$80

Total comprehensive income	$1,893	$925		$2,317

Accumulated other comprehensive income

For the year ended October 31 ($ millions)	2003	2002	2001

Unrealized gains and losses on available-for-sale securities, net of hedging activities	$970	$536	$765
Unrealized foreign currency translation gains and losses	(1,192)	103	240
Derivative instruments	(18)	(42)	(70)
Additional minimum pension liability	(28)	(11)	—

Total accumulated other comprehensive income	$(268)	$586	$935

(1)	Net of income tax expense of $199 (2002 — benefit of $121; 2001 — benefit of $221).

(2)	Net of income tax expense of $25 (2002 — expense of $5; 2001 — benefit of $9).

(3)	Refer to footnotes (4) and (5) of the Consolidated Statement of Changes in Shareholders’ Equity.

(4)	Net of income tax of nil (2002 — nil; 2001 — expense of $36).

(5)	Net of income tax expense of $13 (2002 — expense of $20; 2001 — benefit of $35).

(6)	Net of income tax benefit of $8 (2002 — benefit of $5; 2001 — nil).

Stock-based compensation — Pro-forma disclosures

For U.S. GAAP purposes, the Bank accounted for stock options issued prior to November 1, 2002, using the intrinsic value based method, which did not result in a compensation expense to the Bank. Effective November 1, 2002, the Bank commenced expensing the fair value of stock options on a prospective basis. All stock-based compensation awards are accounted for consistently under both Canadian and U.S. GAAP subsequent to that date.

2003 Scotiabank Annual Report	113

Consolidated Financial Statements

U.S. GAAP requires pro-forma disclosure of net income and earnings per share as if the fair-value-based method had been applied retroactively, as detailed below:

For the year ended October 31
($ millions)	2003	2002	2001

Net income, as reported	$2,747	$1,274	$2,237
Pro-forma fair value of stock options not previously expensed	32	58	53

Pro-forma net income	$2,715	$1,216	$2,184

Earnings per share:
Basic, as reported	$5.32	$2.34	$4.27

Basic, pro-forma	$5.26	$2.22	$4.16

Diluted, as reported	$5.24	$2.30	$4.20

Diluted, pro-forma	$5.17	$2.19	$4.11

In determining the pro-forma disclosures above, the fair value of options granted is estimated as at the date of grant using an option pricing model. The fair value is then amortized over the vesting period. As a result of the retroactive attachment of Tandem SARs to the 2002 employee stock option grants, the 2003 pro-forma disclosures no longer reflect a fair value expense for these employee stock options. The fair value of the fiscal 2002 and 2001 employee stock option grants were $14.11 and $12.01, respectively. Significant assumptions for 2002 and 2001, respectively, were as follows: (i) risk-free interest rate of 5.2% and 5.6%; (ii) expected option life of 6 years for both periods; (iii) expected volatility of 30% and 28%; and (iv) expected dividends of 2.7% and 2.6%.

Condensed consolidated balance sheet

	2003				2002

As at October 31	Canadian			U.S.	Canadian			U.S.
($ millions)	GAAP	Adjustments		GAAP	GAAP	Adjustments		GAAP

Assets
Cash resources	$20,581	$—		$20,581	$20,273	$—		$20,273
Securities
Investment/Available-for-sale	20,293	277	[c,d,e]	20,570	21,602	(105)	[c,d,e]	21,497
Trading	42,899	674	[d,e]	43,573	34,592	762	[d,e]	35,354
Loans	171,667	1,630	[c]	173,297	185,671	2,084	[c]	187,755
Derivative instruments	15,308	1,323	[d]	16,631	15,821	1,829	[d]	17,650
Other	15,144	3,214	(1)	18,358	18,421	(1,023	)(5)	17,398

	$285,892	$7,118		$293,010	$296,380	$3,547		$299,927

Liabilities and shareholders’ equity
Liabilities
Deposits	$192,672	$1,693	[c,d]	$194,365	$195,618	$2,092	[c,d]	$197,710
Derivative instruments	14,758	2,318	[d]	17,076	15,500	1,267	[d]	16,767
Non-controlling interest in subsidiaries	2,326	250	[g]	2,576	1,912	250	[g]	2,162
Other	58,861	2,383	(2)	61,244	64,695	64	(6)	64,759
Subordinated debentures	2,661	85	[d]	2,746	3,878	86	[d]	3,964

	$271,278	$6,729		$278,007	$281,603	$3,759		$285,362

Shareholders’ equity
Capital stock
Preferred shares	$800	$(250)	[g]	$550	$1,275	$(250)	[g]	$1,025
Common shares	3,141	—		3,141	3,002	—		3,002
Retained earnings	11,747	(167	)(3)	11,580	10,398	(446	)(7)	9,952
Cumulative foreign currency translation	(1,074)	1,074	[m]	—	102	(102)	[m]	—
Accumulated other comprehensive income	—	(268	)(4)	(268)	—	586	(8)	586

	$14,614	$389		$15,003	$14,777	$(212)		$14,565

	$285,892	$7,118		$293,010	$296,380	$3,547		$299,927

Note references refer to GAAP differences described above.
(1)	Refer to a, b, c, d, e, f, i, k, l.

(2)	Refer to a, b, c, d, e, i, l.

(3)	Refer to a, b, c, d, e, f, k.

(4)	Refer to a, d, e, m.

(5)	Refer to a, b, c, d, e, f, k.

(6)	Refer to a, b, c, d, e.

(7)	Refer to a, b, c, d, e, f, h, k, m.

(8)	Refer to a, d, e, m.

Future U.S. accounting change

In May 2003, a new U.S. standard on accounting for certain financial instruments with characteristics of both liabilities and equity was issued. This standard requires that under specified circumstances, these instruments be reclassified from equity to liabilities on the balance sheet. This change in accounting is effective for the Bank’s U.S. GAAP reporting for the year commencing November 1, 2003. This pronouncement will not have a material impact on the Bank’s U.S. GAAP consolidated financial statements.

114	2003 Scotiabank Annual Report

Supplementary Information

Principal Subsidiaries(1)

		Carrying value
As at October 31, 2003 ($ millions)	Principal office	of shares

Canadian
BNS Capital Trust	Toronto, Ontario	$128

BNS Investments Inc.	Toronto, Ontario	$5,953
Montreal Trust Company of Canada	Montreal, Quebec
MontroServices Corporation	Montreal, Quebec
Scotia Merchant Capital Corporation	Toronto, Ontario

National Trustco Inc.	Toronto, Ontario	$663
The Bank of Nova Scotia Trust Company	Toronto, Ontario
National Trust Company	Toronto, Ontario

RoyNat Inc.	Toronto, Ontario	$44

Scotia Capital Inc.	Toronto, Ontario	$165

Scotia Cassels Investment Counsel Limited	Toronto, Ontario	$16

Scotia Life Insurance Company	Toronto, Ontario	$47

Scotia Mortgage Corporation	Toronto, Ontario	$177

Scotia Mortgage Investment Corporation	St. John’s, Newfoundland	$64

Scotia Securities Inc.	Toronto, Ontario	$312

Scotiabank Capital Trust	Toronto, Ontario	$6

International
The Bank of Nova Scotia Berhad	Kuala Lumpur, Malaysia	$128

The Bank of Nova Scotia International Limited	Nassau, Bahamas	$6,709
BNS International (Barbados) Limited	Warrens, Barbados
BNS Pacific Limited	Port Louis, Mauritius
The Bank of Nova Scotia Asia Limited	Singapore
The Bank of Nova Scotia Channel Islands Limited	Jersey, Channel Islands
The Bank of Nova Scotia Trust Company (Bahamas) Limited	Nassau, Bahamas
The Bank of Nova Scotia Trust Company (Cayman) Limited	Grand Cayman, Cayman Islands
Scotia Insurance (Barbados) Limited	Warrens, Barbados
Scotia Subsidiaries Limited	Nassau, Bahamas
Scotiabank (Bahamas) Limited	Nassau, Bahamas
Scotiabank (British Virgin Islands) Limited	Road Town, Tortola, B.V.I.
Scotiabank (Cayman Islands) Ltd.	Grand Cayman, Cayman Islands
Scotiabank (Hong Kong) Limited	Hong Kong, China
Scotiabank (Ireland) Limited	Dublin, Ireland

The Bank of Nova Scotia Jamaica Limited (70%)	Kingston, Jamaica	$256

Grupo Financiero Scotiabank Inverlat, S.A. de C.V. (91%)	Mexico, D.F., Mexico	$888

Nova Scotia Inversiones Limitada	Santiago, Chile	$343
Scotiabank Sud Americano, S.A. (98%)	Santiago, Chile

Scotia Capital (USA) Inc.	New York, New York	(2)

Scotia Holdings (US) Inc.	Atlanta, Georgia	(3)
The Bank of Nova Scotia Trust Company of New York	New York, New York
Scotiabanc Inc.	Atlanta, Georgia

Scotia International Limited	Nassau, Bahamas	$433
Corporacion Mercaban de Costa Rica, S.A.	San Jose, Costa Rica
Scotiabank Anguilla Limited	The Valley, Anguilla

Scotiabank de Puerto Rico	Hato Rey, Puerto Rico	$231

Scotiabank El Salvador, S.A.	San Salvador, El Salvador	$57

Scotiabank Europe plc	London, England	$1,895

Scotiabank Trinidad & Tobago Limited (48%)(4)	Port of Spain, Trinidad	$97

Scotia Capital (Europe) Limited (formerly ScotiaMocatta Limited)	London, England	$14

(1)	The Bank owns 100% of the outstanding voting shares of each subsidiary unless otherwise noted. The listing includes major operating subsidiaries only.

(2)	The carrying value of this subsidiary is included with that of its parent, Scotia Capital Inc.

(3)	The carrying value of this subsidiary is included with that of its parent, BNS Investments Inc.

(4)	Associated corporation effectively controlled by the Bank.

2003 Scotiabank Annual Report	115

Supplementary Information

Eleven-year Statistical Review
Consolidated Balance Sheet

As at October 31 ($ millions)	2003	2002	2001	2000

Assets
Cash resources	$20,581	$20,273	$20,160	$18,744

Securities
Investment	20,293	21,602	25,450	19,565
Trading	42,899	34,592	27,834	21,821

	63,192	56,194	53,284	41,386

Loans
Residential mortgages	61,646	56,295	52,592	50,037
Personal and credit cards	26,277	23,363	20,116	17,988
Business and governments	64,313	77,181	79,460	78,172
Securities purchased under resale agreements	22,648	32,262	27,500	23,559

	174,884	189,101	179,668	169,756

Allowance for credit losses	3,217	3,430	4,236	2,853

	171,667	185,671	175,432	166,903

Other
Customers’ liability under acceptances	6,811	8,399	9,301	8,807
Land, buildings and equipment	1,944	2,101	2,325	1,631
Trading derivatives’ market valuation	15,308	15,821	15,886	8,244
Other assets	6,389	7,921	8,037	7,456

	30,452	34,242	35,549	26,138

	$285,892	$296,380	$284,425	$253,171

Liabilities and shareholders’ equity
Deposits
Personal	$76,431	$75,558	$75,573	$68,972
Business and governments	93,541	93,830	80,810	76,980
Banks	22,700	26,230	29,812	27,948

	192,672	195,618	186,195	173,900

Other
Acceptances	6,811	8,399	9,301	8,807
Obligations related to securities sold under repurchase agreements	28,686	31,881	30,627	23,792
Obligations related to securities sold short	9,219	8,737	6,442	4,297
Trading derivatives’ market valuation	14,758	15,500	15,453	8,715
Other liabilities	14,145	15,678	15,369	14,586
Non-controlling interest in subsidiaries	2,326	1,912	1,086	729

	75,945	82,107	78,278	60,926

Subordinated debentures	2,661	3,878	5,344	5,370

Shareholders’ equity
Capital stock
Preferred shares	800	1,275	1,775	1,775
Common shares and contributed surplus	3,141	3,002	2,920	2,765
Retained earnings and cumulative foreign currency translation	10,673	10,500	9,913	8,435

	14,614	14,777	14,608	12,975

	$285,892	$296,380	$284,425	$253,171

(1)	Pre-1996 comparative amounts have not been restated to reflect the reporting of trading derivatives’ market valuation on a gross basis, as they were not reasonably determinable.

116	2003 Scotiabank Annual Report

Supplementary Information

1999	1998	1997	1996	1995(1)	1994	1993

$17,115	$22,900	$18,174	$14,737	$16,728	$11,388	$8,634

20,030	17,392	17,091	15,835	13,820	17,093	10,894
13,939	12,108	10,908	10,070	8,154	8,473	6,944

33,969	29,500	27,999	25,905	21,974	25,566	17,838

47,916	45,884	41,727	30,683	28,620	26,857	18,600
16,748	18,801	17,764	16,801	15,343	13,421	11,651
69,873	76,542	59,353	50,408	47,741	44,438	40,228
13,921	11,189	8,520	9,112	8,378	4,304	4,606

148,458	152,416	127,364	107,004	100,082	89,020	75,085

2,599	1,934	1,625	1,568	2,295	2,241	2,881

145,859	150,482	125,739	105,436	97,787	86,779	72,204

9,163	8,888	7,575	5,945	5,563	4,796	3,921
1,681	1,759	1,716	1,523	1,485	1,200	1,099
8,039	13,675	8,925	8,978	–	–	–
6,865	6,384	5,025	2,777	3,652	3,199	2,814

25,748	30,706	23,241	19,223	10,700	9,195	7,834

$222,691	$233,588	$195,153	$165,301	$147,189	$132,928	$106,510

$65,715	$62,656	$59,239	$47,768	$45,538	$42,431	$31,288
64,070	70,779	56,928	44,981	41,747	35,660	30,009
26,833	32,925	22,808	25,145	24,060	21,664	16,451

156,618	166,360	138,975	117,894	111,345	99,755	77,748

9,163	8,888	7,575	5,945	5,563	4,796	3,921
16,781	14,603	11,559	7,894	7,354	5,798	4,926
2,833	3,121	3,739	6,509	5,416	5,989	4,191
8,651	14,360	8,872	8,571	–	–	–
11,667	9,787	9,731	7,387	6,809	7,158	6,608
198	173	137	101	133	175	56

49,293	50,932	41,613	36,407	25,275	23,916	19,702

5,374	5,482	5,167	3,251	3,249	3,016	3,156

1,775	1,775	1,468	1,325	1,575	1,100	1,300
2,678	2,625	2,567	2,161	1,994	1,839	1,429
6,953	6,414	5,363	4,263	3,751	3,302	3,175

11,406	10,814	9,398	7,749	7,320	6,241	5,904

$222,691	$233,588	$195,153	$165,301	$147,189	$132,928	$106,510

2003 Scotiabank Annual Report	117

Supplementary Information

Consolidated Statement of Income

For the year ended October 31 ($ millions)	2003	2002	2001	2000

Interest income
Loans	$9,945	$10,708	$13,049	$12,129
Securities	2,859	3,087	3,062	2,286
Deposits with banks	442	573	872	916

	13,246	14,368	16,983	15,331

Interest expense
Deposits	5,222	5,519	8,233	8,192
Subordinated debentures	139	203	303	324
Other	1,735	1,971	2,247	1,616

	7,096	7,693	10,783	10,132

Net interest income	6,150	6,675	6,200	5,199
Provision for credit losses	893	2,029	1,425	765

Net interest income after provision for credit losses	5,257	4,646	4,775	4,434

Other income	4,015	3,942	4,071	3,665

Net interest and other income	9,272	8,588	8,846	8,099

Non-interest expenses
Salaries and staff benefits	3,361	3,344	3,220	2,944
Other(2)	2,370	2,630	2,442	2,209
Restructuring provisions following acquisitions	—	—	—	(34)

	5,731	5,974	5,662	5,119

Income before the undernoted	3,541	2,614	3,184	2,980
Provision for income taxes	784	601	876	990
Non-controlling interest in net income of subsidiaries	280	216	139	64

Net income	$2,477	$1,797	$2,169	$1,926

Preferred dividends paid and other	71	105	108	108

Net income available to common shareholders	$2,406	$1,692	$2,061	$1,818

Average number of common shares outstanding (thousands)(3):
Basic	504,783	504,340	500,619	495,472
Diluted	512,869	512,752	508,995	501,253
Earnings per common share (in dollars)(3):
Basic	$4.76	$3.36	$4.12	$3.67
Diluted	$4.69	$3.30	$4.05	$3.63
Dividends per common share (in dollars)(3)	$1.68	$1.45	$1.24	$1.00

(1)	These financial results were prepared in accordance with Canadian generally accepted accounting principles (GAAP), including the accounting requirements of the Superintendent, other than recording the increase in the general provision for credit losses as a direct charge to retained earnings in the fourth quarter of 1999, which was in accordance with the accounting requirements specified by the Superintendent under the Bank Act. Had the one-time increase in the general provision of $550 before tax ($314 after-tax) been recorded as a charge to the Consolidated Statement of Income, these financial results would have been as follows: provision for credit losses $1,185, net income $1,237, basic earnings per share $2.29 and diluted earnings per share $2.26.

(2)	Other non-interest expenses include (a) in 2003 and 2002, a loss on disposal of subsidiary operations of $31 and $237, respectively, (b) in 1997, a $26 write off of goodwill, and (c) in 1994, a $162 write off of goodwill.

(3)	Amounts have been retroactively adjusted to reflect the two-for-one stock split on February 12, 1998.

118	2003 Scotiabank Annual Report

Supplementary Information

1999(1)	1998	1997	1996	1995	1994	1993

$10,654	$10,269	$8,082	$7,881	$8,007	$6,090	$5,382
1,874	1,815	1,636	1,757	1,991	1,287	1,243
943	1,007	770	740	597	391	313

13,471	13,091	10,488	10,378	10,595	7,768	6,938

7,284	7,303	5,714	5,969	6,166	4,149	3,706
314	354	260	214	209	172	133
1,201	1,057	797	841	1,046	487	434

8,799	8,714	6,771	7,024	7,421	4,808	4,273

4,672	4,377	3,717	3,354	3,174	2,960	2,665
635	595	35	380	560	567	465

4,037	3,782	3,682	2,974	2,614	2,393	2,200

3,183	2,858	2,683	2,008	1,498	1,606	1,380

7,220	6,640	6,365	4,982	4,112	3,999	3,580

2,627	2,501	2,202	1,910	1,652	1,583	1,399
2,149	1,945	1,607	1,327	1,192	1,273	964
(20)	—	250	(20)	—	175	—

4,756	4,446	4,059	3,217	2,844	3,031	2,363

2,464	2,194	2,306	1,765	1,268	968	1,217
867	762	758	665	371	455	490
46	38	34	31	21	31	13

$1,551	$1,394	$1,514	$1,069	$876	$482	$714

108	97	99	113	104	97	92

$1,443	$1,297	$1,415	$956	$772	$385	$622

493,136	490,914	478,972	468,716	457,197	437,427	416,563
498,090	496,697	482,981	469,551	457,356	437,513	416,563

$2.93	$2.64	$2.95	$2.04	$1.69	$0.88	$1.49
$2.90	$2.61	$2.93	$2.04	$1.69	$0.88	$1.49
$0.87	$0.80	$0.74	$0.65	$0.62	$0.58	$0.56

2003 Scotiabank Annual Report	119

Supplementary Information

Consolidated Statement of Changes in Shareholders’ Equity

	For the year ended October 31 ($ millions)	2003	2002		2001		2000

	Preferred shares
	Bank:
	Balance at beginning of year	$1,025	$1,525		$1,525		$1,525
	Issued	—	—		—		—
	Redeemed	(475)	(500)		—		—

	Balance at end of year	550	1,025		1,525		1,525
	Scotia Mortgage Investment Corporation	250	250		250		250

	Total	800	1,275		1,775		1,775

	Common shares and contributed surplus
	Balance of common shares at beginning of year	3,002	2,920		2,765		2,678
	Issued	163	101		155		87
	Purchased for cancellation	(25)	(19)		—		—

	Balance of common shares at end of year	3,140	3,002		2,920		2,765
	Contributed surplus: Fair value of stock options	1	—		—		—

	Total	3,141	3,002		2,920		2,765

	Retained earnings and cumulative foreign currency translation
	Balance at beginning of year	10,500	9,913		8,435		6,953
	Adjustments	—	(76	)(1)	(39	)(2)	—
	Net income	2,477	1,797		2,169		1,926
Dividends:	Preferred	(52)	(105)		(108)		(108)
	Common	(849)	(732)		(621)		(496)
	Net unrealized foreign exchange translation gains/(losses)	(1,176)	(137)		79		163
	Purchase of shares and premium on redemption	(220)	(154)		—		—
	Other	(7)	(6)		(2)		(3)

	Balance at end of year	10,673	10,500		9,913		8,435

	Total shareholders’ equity at end of year	$14,614	$14,777		$14,608		$12,975

	Other Statistics(5)
	Operating performance
	Basic earnings per share ($)	4.76	3.36		4.12		3.67

	Diluted earnings per share ($)	4.69	3.30		4.05		3.63

	Return on equity (%)	17.6	13.0		17.3		17.6

	Productivity ratio (%)(TEB)	54.9	54.9		53.9		56.5

	Return on assets (%)	0.86	0.61		0.80		0.81

	Net interest margin on total average assets (%)(TEB)	2.23	2.34		2.37		2.26

	Capital measures
	Tier 1 capital ratio (%)	10.8	9.9		9.3		8.6

	Total capital ratio (%)	13.2	12.7		13.0		12.2

	Assets to capital ratio(6)	14.4	14.5		13.5		13.7

	Common equity to risk-weighted assets (%)	9.2	8.6		8.1		7.3

	Tangible common equity to risk-weighted assets (%)	8.9	8.3		7.8		7.0

	Common share information(7)
	Share price ($):
	High	67.39	56.19		50.50		45.65

	Low	44.55	42.02		37.30		26.05

	Close	65.47	45.88		43.85		43.50

	Number of shares outstanding (thousands)	505,353	504,122		503,795		497,965

	Dividends per share ($)	1.68	1.45		1.24		1.00

	Dividend payout (%)(8)	35.3	43.2		30.1		27.3

	Dividend yield (%)(9)	3.0	3.0		2.8		2.8

	Price to earnings multiple(10)	13.8	13.7		10.6		11.9

	Book value per common share ($)	27.34	26.78		25.47		22.49

	Other information
	Average total assets ($ millions)	288,513	296,852		271,843		238,664

	Number of branches and offices	1,850	1,847		2,005		1,695

	Number of employees(11)	43,986	44,633		46,804		40,946

	Number of automated banking machines	3,918	3,693		3,761		2,669

(1)	Cumulative effect of adoption of new goodwill accounting standard.

(2)	Cumulative effect of adoption of new corporate income taxes accounting standard.

(3)	If the increase in the general provision had been charged to income (refer to footnote 1 on the previous page), these 1999 financial ratios would have been: return on equity 12.0%, return on assets 0.54%, basic earnings per share $2.29, diluted earnings per share $2.26, dividend payout 38.0% and price earnings multiple 14.3.

(4)	In accordance with the guidelines issued by the Superintendent, the Bank adopted new impaired loans accounting principles established by the CICA.

(5)	Pre-1996 comparative amounts have not been restated to reflect the reporting of trading derivatives’ market valuation on a gross basis, as they were not reasonably determinable.

120	2003 Scotiabank Annual Report

Supplementary Information

1999		1998	1997	1996		1995	1994	1993

$1,525		$1,218	$1,325	$1,575		$1,100	$1,300	$1,000
—		311	143	100		675	—	300
—		(4)	(250)	(350)		(200)	(200)	—

1,525		1,525	1,218	1,325		1,575	1,100	1,300
250		250	250	—		—	—	—

1,775		1,775	1,468	1,325		1,575	1,100	1,300

2,625		2,567	2,161	1,994		1,839	1,429	1,308
53		58	406	167		155	410	121
—		—	—	—		—	—	—

2,678		2,625	2,567	2,161		1,994	1,839	1,429
—		—	—	—		—	—	—

2,678		2,625	2,567	2,161		1,994	1,839	1,429

6,414		5,363	4,263	3,751		3,302	3,175	2,771
(314	)(3)	—	—	(116	)(4)	—	—	—
1,551		1,394	1,514	1,069		876	482	714
(108)		(97)	(99)	(113)		(104)	(97)	(92)
(429)		(393)	(355)	(305)		(283)	(253)	(233)
(160)		152	43	(19)		(15)	9	20
—		—	—	—		—	—	—
(1)		(5)	(3)	(4)		(25)	(14)	(5)

6,953		6,414	5,363	4,263		3,751	3,302	3,175

$11,406		$10,814	$9,398	$7,749		$7,320	$6,241	$5,904

2.93	(3)	2.64	2.95	2.04		1.69	0.88	1.49

2.90	(3)	2.61	2.93	2.04		1.69	0.88	1.49

15.3	(3)	15.3	20.2	15.8		14.2	7.9	14.4

59.3		60.4	62.4	58.8		59.9	65.6	57.7

0.68	(3)	0.65	0.85	0.67		0.64	0.40	0.71

2.11		2.11	2.13	2.18		2.31	2.62	2.90

8.1		7.2	6.9	6.7		6.7	6.2	6.5

11.9		10.6	10.4	8.9		9.6	9.6	10.4

13.5		14.9	14.2	16.4		15.2	15.2	12.9

6.9		6.0	5.8	5.5		5.4	5.4	5.5

6.7		5.7	5.6	5.5		5.4	5.4	5.3

36.90		44.70	34.10	21.20		15.13	16.63	14.75

28.60		22.80	20.55	14.19		12.13	11.57	10.94

33.60		32.20	31.08	21.13		14.44	13.75	14.50

494,252		492,089	489,812	474,893		464,513	452,518	422,544

0.87		0.80	0.74	0.65		0.62	0.58	0.56

29.7	(3)	30.3	25.1	31.9		36.7	65.8	37.5

2.7		2.4	2.7	3.7		4.6	4.1	4.4

11.5	(3)	12.2	10.5	10.4		8.5	15.6	9.7

19.49		18.37	16.19	13.53		12.37	11.36	10.90

229,037		213,973	179,176	158,803		137,988	120,619	100,836

1,654		1,741	1,658	1,464		1,460	1,454	1,376

40,894		42,046	38,648	34,592		33,717	33,272	30,375

2,322		2,244	2,030	1,526		1,429	1,381	1,280

(6)	Based on guidelines issued by the Superintendent, the Bank’s assets to capital ratio is calculated by dividing adjusted total assets by total regulatory capital.

(7)	Amounts have been retroactively adjusted to reflect the two-for-one stock split on February 12, 1998.

(8)	Dividend payments as a percentage of net income available to common shareholders.

(9)	Based on the average of the high and low common share price for the year.

(10)	Based on the closing common share price.

(11)	Includes all personnel (part-time stated on a full-time equivalent basis) of the Bank and all its subsidiaries.

2003 Scotiabank Annual Report	121

Corporate Governance

Statement of Corporate
Governance Practices

Mandate and Duties of the Board of Directors

A strong, effective, independent Board of Directors plays a crucial role in protecting the interests of stakeholders and maximizing the value they receive from their investment in the Bank. The committees of the Board assist the Board in fulfilling its mandate.

     The Board’s mandate is to supervise the management of the Bank’s business and affairs, to maintain its strength and integrity, to oversee the Bank’s strategic direction, its organizational structure and the succession planning of senior management. Each year, the Board evaluates the Bank’s strategy. It also reviews and approves policies and practices in a number of areas including credit, market, investment, liquidity, structural, fiduciary and operational risk, capital management, control environment and corporate governance and monitors compliance to those policies. Another important function of the Board is the appointment of executive officers, including the Chief Executive Officer. The Board regularly reviews the performance of the Bank on a consolidated basis, as well as the performance of individual business lines. It compares and measures results against previously established and approved plans, against performance in past years and against industry peers.

Composition of the Board

At the fiscal year end, the Bank’s Board of Directors numbered 18 members. These directors include business and community leaders active at the regional, national and international levels, who provide an invaluable breadth of expertise. Overall, the size and composition of the Scotiabank Board reflect the broad geographic reach of our customer base, and our diversified international operations. All Board members, except the President and Chief Executive Officer, currently participate in at least one standing committee, and a portion of the membership of each committee rotates periodically. There are also regional advisory committees in the Quebec, British Columbia/Yukon, and Prairie Regions. They help directors from those regions to participate more actively in regional Bank affairs, provide general advice to local senior management and review regional business opportunities.

Accountability/Compliance

The accountability of Scotiabank’s Board is assured partly by the Bank’s strict compliance with the guidelines and rules of the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and government regulations, and partly by the Bank’s own internal rules and standards. All directors, officers and employees of the Bank must comply with Scotiabank’s Guidelines for Business Conduct.

     Strong internal compliance procedures are a permanent part of the everyday structure and operations of the Bank. The Group Compliance Department ensures that new business initiatives and various internal compliance initiatives and programs are current with industry best practices and evolving market conditions. The compliance initiatives and programs include the Scotiabank Guidelines for Business Conduct, the Scotiabank Group Compliance Program and infrastructure (including the Groupwide Compliance Network, a network of compliance officers who have specific subsidiary, business line and/or departmental compliance responsibilities), the Bank Act Legislative Compliance Management System and other specialized compliance programs.

Corporate Governance Regulation

The Bank’s corporate governance practices are regulated on a number of levels and by many different parties. We have included in this year’s Annual Report three checklists, one for each of the TSX Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the United States Sarbanes-Oxley Act, to demonstrate our commitment to compliance. Overall, the Bank’s corporate governance practices do not differ significantly from the NYSE listed company corporate governance standards.

122	2003 Scotiabank Annual Report

Corporate Governance
Toronto Stock Exchange (TSX) Guidelines

TSX GUIDELINES
FOR IMPROVED
CORPORATE
GOVERNANCE

DOES
THE
BANK
ALIGN?

GOVERNANCE PROCEDURES FOR THE BANK OF NOVA SCOTIA

1.	The board should explicitly assume responsibility for the stewardship of the Bank and for:
✓
•	The Bank Act outlines certain specific duties and responsibilities of directors, and it requires directors and officers to act honestly and in good faith, and with the diligence and care of a reasonably prudent person.

•	The Board’s mandate is to supervise the management of the Bank’s business and affairs, to maintain the strength and integrity of the Bank, and to oversee the Bank’s strategic direction, organizational structure and the succession planning of senior management.

•	The Board examines its mandate each year in the context of preparing this report on corporate governance and reviewing the Bank’s Corporate Governance Policies.

(i)	adoption of a strategic planning process;

✓

•	Strategic management oversight encompasses reviewing and approving the processes for setting appropriate objectives and developing and implementing business plans. Execution of these processes, and the results, are subject to regular scrutiny.

•	At least one Board meeting a year is devoted to strategic planning and discussions, following which the Board approves the overall strategy of the Bank.

•	New strategic initiatives are regularly brought to the Executive Committee and the Board.

•	An annual business plan is approved by the Board, and the financial performance of the Bank and the key business lines are regularly compared to the business plan.

(ii)	identification of the principal risks of the Bank’s business and ensuring the implementation of appropriate systems to manage these risks;

✓

•	The Board must regularly obtain reasonable assurance that appropriate risk management processes and procedures are in place.

•	The Board approves all major policies, including the 10 risk management policies relating to credit, market, investment, liquidity, structural, fiduciary and operational risk, capital management, control environment and corporate governance required by the Canada Deposit Insurance Corporation (CDIC) Standards for Sound Business and Financial Practices.

•	Risk exposure is identified and monitored through the Executive and Audit committees.

•	Internal audit reports quarterly to the Audit Committee on the Bank’s control environment and procedures.

•	The external auditors report annually on their internal control findings arising from their audit of the Bank’s consolidated financial statements.

(iii)	succession planning, including appointing, training and monitoring senior management;

✓

•	The Human Resources Committee assists the Board in succession planning by recommending senior executive appointments, monitoring the development of individuals for key positions and assessing management’s performance (quantitative and qualitative). Special focus is given to the CEO position.

•	The Board approves all appointments at the Executive Vice-President level and above, and is informed of new Senior Vice-President appointments.

(iv)	a communications policy;

✓

•	In keeping with best practices and the Bank’s commitment to provide timely, accurate and balanced disclosure of all material information about the Bank, and fair and equal access to such information, the Board approved a public disclosure policy and practices statement for the Bank, which is available on the Bank’s website.

•	The Board is kept informed of all key issues and approves major disclosure documents, such as the Management Proxy Circular, Annual Report, including the annual Consolidated Financial Statements and Management’s Discussion & Analysis, and the Annual Information Form.

•	Reports on the quarterly financial results of the Bank are issued to shareholders. Management presents and discusses these results with analysts and investors following their publication. The public has access to these meetings via the telephone or Internet.

•	Media and general public queries are usually referred to the Bank’s Public & Corporate Affairs Department.

•	Investor Relations and the Bank’s website provide information on the Bank to investors, customers and other stakeholders.

•	The Board has also approved disclosure policies and procedures to keep the public informed about borrowing costs and transactional fees.

•	Branches are the first opportunity for customers to resolve complaints or ask questions. Unresolved issues can be directed to the Bank’s Ombudsman, who deals impartially with all referrals and has the power to make recommendations on all retail and small business customer service decisions made within the Bank.

•	Customers may contact the Canadian Banking Ombudsman for an independent review.

(v)	the integrity of the Bank’s internal control and management information systems.

✓

•	The Board requires management to maintain effective internal control and information systems.

•	The Audit Committee met six times last year, including at each quarter end. The committee meets once each year with representatives of the Office of the Superintendent of Financial Institutions to review the results of their examination. It also meets independent of management at every meeting.

•	The Bank’s Chief Auditor, as well as the external auditors, are invited to attend each Audit Committee meeting and comment on the integrity of the control and information systems.

2003 Scotiabank Annual Report	123

Corporate Governance — TSX

TSX GUIDELINES
FOR IMPROVED
CORPORATE
GOVERNANCE

DOES
THE
BANK
ALIGN?

GOVERNANCE PROCEDURES FOR THE BANK OF NOVA SCOTIA

2.	A majority of the directors should be “unrelated” (independent of management and free from any interest, business or relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Bank, other than interests and relationships arising from shareholding).

✓

•	Board and committee composition complies with all of the TSX Guidelines and the Bank Act provisions for affiliated directors.

•	The relationships of directors, their spouses and minor children are included in the determination of the extent of the relationship with the Bank.

•	83% of the Board is comprised of unrelated directors.

•	One outside director, Mr. Gerald Schwartz, is an affiliated director due to an overall business relationship with the Bank.

•	Affiliated directors are considered related directors (see 3, below).

3.	The board should be responsible for applying the definition of “unrelated director” to the circumstances of each individual director and for disclosing annually whether the board has a majority of unrelated directors and an analysis of the application of the principles supporting this conclusion.

✓

•	To assist the Board with its determination, all directors annually complete a detailed questionnaire about their business relationships and shareholdings.

•	The Board is advised whether any director is affiliated as defined by the Bank Act or related as defined by the TSX Guidelines.

•	The Board has determined that affiliated directors are to be considered related directors for the purpose of the TSX Guidelines, bringing the total number of related directors to three.

•	In 2003, three directors were determined to be affiliated under the Bank Act: Mr. Peter Godsoe and Mr. Richard Waugh, who held management positions, and Mr. Gerald Schwartz (see 2, above).

•	Mr. Godsoe retired as Chief Executive Officer on December 2, 2003; however, he remains Chairman and will remain an affiliated director until the Annual Meeting to be held on March 2, 2004.

•	Each year, all directors must certify their compliance with the Bank’s Guidelines for Business Conduct, which include the requirement for directors to declare any material interest.

4.	The board should appoint a committee of directors composed exclusively of outside, i.e., non-management directors, a majority of whom are unrelated directors, with the responsibility for proposing to the board new nominees to the board and for assessing directors on an ongoing basis.

✓

•	The Corporate Governance Committee acts as the nominating committee for the Bank. This committee’s mandate includes the responsibility for proposing candidates as directors and ensuring the assessment of the performance of the Board, the committees of the Board and of individual directors.

•	All members of the committee are non-management directors and none are related directors under the TSX Guidelines.

5.	The board should implement a process, to be carried out by the nominating committee or other appropriate committee, for assessing the effectiveness of the board as a whole, its committees and the contribution of individual directors.

✓

•	Each year, all members of the Board complete a detailed self-assessment questionnaire. The Corporate Governance Committee approves the content of the questionnaire and reviews the results with the Lead Director and the Board Chair. The committee’s findings and recommendations and a summary of the survey results are provided to the Board.

•	The self-assessment is strictly confidential to encourage full and frank commentary.

•	Assessments of Board committees and individual directors are conducted each year, as well as peer to peer evaluations.

•	In 2003, the Board re-approved Corporate Governance Policies to further strengthen the Bank’s governance structure. The Corporate Governance Committee is responsible for reviewing these policies at least annually and recommending policy enhancements to the Board.

6.	An orientation and education program should be provided for new directors.

✓

•	New director orientation packages include all key legal requirements, by-laws, their duties and responsibilities, and key Bank and Board policies and procedures. New directors also receive the Corporate and Governance Information book, which is updated each year and reissued to all directors. The book includes information on:

•	Board and senior management committees;

•	Bank Act requirements;

•	Insider trading and Guidelines for Business Conduct, as well as the Bank’s corporate profile, strategy, key business lines and organizational charts.

•	New directors meet with the Chief Executive Officer, and other executive officers as required.

•	The Bank conducts ongoing information sessions for all directors, and arranges for seminars by senior executives on significant, specialized or complex aspects of business operations.

124	2003 Scotiabank Annual Report

Corporate Governance — TSX

TSX GUIDELINES
FOR IMPROVED
CORPORATE
GOVERNANCE

DOES
THE
BANK
ALIGN?

GOVERNANCE PROCEDURES FOR THE BANK OF NOVA SCOTIA

7.	The board should examine its size with a view to determining the impact upon effectiveness and should undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.

✓

•	The Bank’s goal is to attain the optimum size recommended by the Corporate Governance Committee, taking into consideration the need to staff four major committees with independent directors. Fifteen directors are proposed for election by shareholders on March 2, 2004, a size we believe is appropriate.

•	The Corporate Governance Committee regularly reviews the composition of the Board to ensure an appropriate level of skills, expertise and geographic representation, and submits its recommendations to the Board. The Board must approve any reductions or increases to its number.

•	Shareholders elect the Board at the annual meeting.

•	The Bank Act requires a minimum of seven directors, of which at least two-thirds must not be affiliated.

8.	The board should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects responsibilities and risk involved in being an effective director.

✓

•	Director compensation is reviewed annually by the Corporate Governance Committee, which recommends any changes to the compensation structure to the Board. The committee considers directors’ risks and responsibilities, the time commitment, and comparator data of other companies, including the Bank’s key competitors.

•	The Board approves any change to its fee structure or compensation components.

•	Shareholders must approve any change to the aggregate appropriation for directors’ fees.

•	Details on director compensation can be found under “Compensation of Directors” in the Management Proxy Circular.

9.	Committees of the board should generally be composed of outside directors, a majority of whom are unrelated, although some board Committees, such as the executive committee, may include one or more inside directors.

✓

•	In 2003 the Bank had two inside directors (Mr. Peter Godsoe and Mr. Richard Waugh). Mr. Godsoe retired as Chief Executive Officer on December 2, 2003, but remains Chairman.

•	All committees of the Board are comprised of non-management directors, with the exception of the Executive Committee, which has one management director.

•	Committee chairs must be outside directors.

•	The Audit Committee is comprised exclusively of unrelated directors.

•	A majority of the members of the other Board committees are unrelated (the maximum number of related directors on any committee is two).

•	All outside directors are required to be a member of at least one committee.

10.	The board should expressly assume responsibility for, or assign to a committee of directors the general responsibility for developing the approach to corporate governance issues.

This committee would, among other things, be responsible for the response to the TSX governance guidelines.

✓

•	The Corporate Governance Committee has responsibility for developing the approach to governance issues. A Corporate Governance Policy was developed in 2002, enhanced and re-approved by the Board in 2003.

•	The committee reviews the Statement of Corporate Governance Practices each year and recommends it to the Board for consideration and approval.

•	The Corporate Governance Committee reviews all legislation related to corporate governance.

11.	The board, together with the CEO, should develop position descriptions for the board and for the CEO, including the definition of the limits to management’s authority.

The board should approve or develop the corporate objectives, which the CEO is responsible for meeting.

✓

•	The Board’s mandate is included in this Statement of Corporate Governance Practices.

•	The Human Resources Committee has approved mandates for the position of Chief Executive Officer and all Executive Officers of the Bank.

•	These mandates and Board resolutions define the limits to management’s authority. The Bank Act outlines specific matters that may not be delegated by the Board; for example, declaring dividends.

•	Each year, the Board approves the strategy and the specific financial objectives for the Bank.

•	Specific roles and responsibilities of management are set out in all policies approved by the Board.

•	Annually, the Human Resources Committee measures the performance of the CEO against predetermined short and long-term objectives, and the position’s mandate.

•	The Board reviews the assessments made of other executive officers in achieving their business line or operational objectives.

2003 Scotiabank Annual Report	125

Corporate Governance — TSX

TSX GUIDELINES
FOR IMPROVED
CORPORATE
GOVERNANCE

DOES
THE
BANK
ALIGN?

GOVERNANCE PROCEDURES FOR THE BANK OF NOVA SCOTIA

12.	The board should have in place appropriate structures and procedures to ensure that it can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure that the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the “lead director.”

Appropriate procedures may involve a meeting of the board on a regular basis without management present or may involve expressly assigning responsibility for administering the board’s relationship to management to a committee of the board.

✓

•	Until December 2, 2003, Scotiabank’s Board had combined the positions of Chief Executive Officer and Chairman of the Board; however, it appointed a Lead Director to ensure that the Board discharges its responsibilities.

•	Sir Graham Day will retire from the Board and as Lead Director in March 2004.

•	The Lead Director is an independent, outside director who is not affiliated or related. The Lead Director is currently a member of the Corporate Governance, Executive and Human Resources committees.

•	The Board-approved mandate for the Lead Director can be found in this report (below) and on the Bank’s website.

•	At each meeting of the Board and Board committees, time is specifically reserved for independent discussion without management present. These sessions are conducted at the beginning or end of the meeting, or both, if required.

•	The Board has also approved that four special sessions be held each year without management.

•	The Lead Director chairs the independent Board sessions, and the chair of each committee acts as chair for the respective committees.

SCOTIABANK LEAD DIRECTOR’S MANDATE

The Lead Director is an outside and unrelated director who is designated by the Board of Directors of the Bank to lead the Board to fulfill its duties effectively, efficiently and independent of management. Specifically, the Lead Director is responsible for the following functions:

1. Enhance Board Effectiveness

•	Ensure the Board works as a cohesive team under his/her leadership.

•	Ensure the Board has adequate resources, especially by way of full, timely and relevant information to support its decision-making requirements.

•	Ensure a process is in place to monitor legislation and best practices which relate to the responsibilities of the Board, to assess the effectiveness of the overall Board, its committees and individual directors on a regular basis.

2. Manage the Board

•	Provide input to the Chairman on preparation of agendas for Board and committee meetings.

•	Consult with the Chairman and the Board on the effectiveness of Board committees.

•	Ensure that independent directors have adequate opportunities to meet to discuss issues without Management present.

•	Chair Board meetings when the Chairman is not in attendance.

•	Ensure delegated committee functions are carried out and reported to the board, for example, CEO performance assessment, CEO and Board succession planning and strategic planning.

3. Liaison Between Board & Management

•	Communicate to management, as appropriate, the results of private discussions among outside directors.

Mr. Peter Godsoe retired as Chief Executive Officer on December 2, 2003 and will remain Chairman of the Board until March 2004, at which time he will retire from the Board. Mr. Arthur Scace will be appointed Non-Executive Chairman, subject to re-election by shareholders on March 2, 2004.

13.	The audit committee should be composed only of outside directors.
The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties.
The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate.

The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.

✓

•	The Audit Committee is comprised exclusively of outside directors.

•	The Audit Committee Charter, as well as the charters for all Board committees, outlines the committee’s mandate, as well as the specific duties and responsibilities of the committee.

•	A summary of these charters can be found in this report, and the detailed mandates for all Board committees can be found on the Bank’s website.

•	The external auditors report directly to the Audit Committee. The external auditors attend each meeting of the committee and meet with the members without the presence of management. The committee reviews the Bank’s relationship with its external auditors, who also provide the committee with ongoing assurance of their independence.

•	The committee approves the annual internal audit plan, reviews the mandate for the Audit Department and the position description for the Chief Auditor. The Chief Auditor also attends each meeting of the committee and meets with the members without the presence of management.

•	The Audit Committee’s responsibilities under the Bank Act include a review and evaluation of the internal control procedures for the Bank.

•	The committee reviews and approves the Control Environment Policy and the Operational Risk Management Policy of the Bank, and the Board is kept aware of any material changes to these policies.

14.	The board should implement a system to enable an individual director to engage an outside advisor, at the Bank’s expense, in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.

✓

•	The Bank’s Corporate Governance Policies include a process for individual directors to engage the services of independent advisors or consultants at the Bank’s expense.

•	Approval of such engagements requires the approval of the Chair of the Corporate Governance Committee.

•	The Audit Committee Charter permits that committee to engage outside advisors or consultants, at the Bank’s expense, as the committee deems necessary, in order to discharge its duties.

126	2003 Scotiabank Annual Report

Corporate Governance — TSX

COMMITTEE

TIMES
MET

MEMBERS
AS AT OCT. 31, 2003

DUTIES AND RESPONSIBILITIES

Audit

6

Arthur R.A. Scace (Chair)
Ronald A. Brenneman
Hon. Michael J.L. Kirby
Hon. Barbara J. McDougall
Elizabeth Parr-Johnston
Paul D. Sobey

•	The committee assists the Board in fulfilling its oversight responsibilities for:

-	the integrity of the Bank’s annual consolidated financial statements

-	the Bank’s compliance with legal and regulatory requirements

-	the hiring, ongoing assessment and compensation of the external auditors

-	the performance of the Bank’s internal audit function

-	the system of internal control over financial reporting (“internal controls”).

Primary duties include:

•	Review the quarterly and annual consolidated financial statements of the Bank

•	Ensure that appropriate internal controls are in place and review investments and transactions that could adversely affect the well-being of the Bank

•	Meet with the external auditors and with the Bank’s Chief Auditor to discuss the annual consolidated financial statements of the Bank, and the effectiveness of the Bank’s internal control procedures

•	The external auditors and the Bank’s Chief Auditor are invited to attend all the meetings. The committee meets with staff from the Office of the Superintendent of Financial Institutions to receive and consider a report on the annual examination of the Bank.

•	The committee has authority to:

-	conduct or authorize investigations into any matters within its scope of responsibility;

-	retain independent counsel, accountants or others to advise the committee or assist in the conduct of an investigation;

-	determine appropriate funding for independent advisors.

Conduct Review and Pension (Formerly Conduct Review Committee and Pension Committee)

2/2

Hon. Barbara J.
McDougall (Chair)
C.J. Chen
N. Ashleigh Everett
M. Keith Goodrich
Elizabeth Parr-Johnston

CONDUCT REVIEW

•	Review the Bank’s procedures for verifying that transactions with related parties of the Bank comply with the Bank Act, review the practices of the Bank to identify any transactions with its related parties that may have a material effect on the Bank’s stability or solvency, and establish criteria for determining whether the value of transactions with related parties of the Bank are nominal or immaterial to the Bank

•	Monitor procedures established by the Board to identify and resolve conflicts of interest, to restrict the use of confidential information, to deal with certain customer complaints and to provide disclosure of information to customers as required by the Bank Act

•	Establish policies for and review transactions in the event that a widely held bank or insurance holding company has a significant interest in any class of shares of the Bank

•	The external auditors and the Bank’s Chief Auditor are invited to attend the meetings.

PENSION

•	Monitor and supervise the administration of the Scotiabank Pension Plan and the administration and investment of the fund maintained in connection with the plan

•	Monitor and supervise the Pension Administration and Investment Committee, and review the reports of that committee

•	Consider all amendments to the plan and approve the fund’s Statement of Investment Policies, Procedures and Guidelines

•	Recommend to the Board the appointment or removal of the custodian of the fund

•	Retain competent professional actuaries and auditors, whose reports are reviewed by the committee

•	Approve the report of the auditors in connection with the fund.

Corporate Governance

4

John T. Mayberry (Chair)
Sir Graham Day
N. Ashleigh Everett
John C. Kerr
Hon. Michael J.L. Kirby

•	Enhance the Bank’s corporate governance through a process of continuing assessment and adjustment

•	Establish the qualities for and suitability of director nominees and ensure the annual review of the mandates of the Board committees

•	Propose agenda items and content for submissions to the Board

•	Review the relationship between management and the Board and make recommendations to the Board

•	Develop and review the Corporate Governance Policies for the Bank and recommend changes

•	Retain director candidate search firms and approve related fees

•	Ensure the annual evaluation of the Board, Board committees and individual directors

Executive

13

Sir Graham Day
(Chair & Lead Director)
Peter C. Godsoe
Pierre J. Jeanniot
John T. Mayberry
Arthur R.A. Scace
Gerald W. Schwartz
(From August 26, 2003)
Allan C. Shaw

•	Advise executive management on highly sensitive or major strategic issues and on special risk situations

•	Review, monitor and approve risk-related policies, procedures and standards

•	Examine and report to the Board on the public issues facing the Bank and recommend policies, as applicable

•	During intervals between Board meetings, the committee may exercise all of the powers of the Board, subject to the limitations under the Bank Act or as determined by the Board.

Human Resources

5

Pierre J. Jeanniot (Chair)
Sir Graham Day
Laurent Lemaire
John T. Mayberry
Gerald W. Schwartz
(Until August 26, 2003)
Allan C. Shaw

•	Review the compensation to be paid to senior executives and senior officers, the general criteria and design of incentive bonus and stock option plans and the distribution of related awards

•	Review the senior level organization structure, staffing and succession planning

•	Review and approve corporate goals and objectives relative to the Chief Executive Officer

•	Evaluate the performance of the Chief Executive Officer, and evaluate and review the assessments made of other executive officers

•	Review and approve a report on executive compensation for the Management Proxy Circular

2003 Scotiabank Annual Report	127

Corporate Governance
New York Stock Exchange (NYSE)

NYSE CORPORATE
GOVERNANCE RULES

DOES
THE
BANK
ALIGN?

GOVERNANCE PROCEDURES FOR THE BANK OF NOVA SCOTIA

The Board must affirmatively determine each director’s independence and disclose those determinations.

✓

•	The Board has adopted standards for director independence. The text of these standards is on page 130, and a copy may be found on the Bank’s website in the Corporate Governance section.

•	The Board has considered the relationship of each non-management director to the Bank and has made a determination in respect of each director’s status under the adopted standards.

•	The following non-management directors have been determined not to be independent: Mr. John T. Mayberry and Mr. Gerald W. Schwartz.

A majority of the directors must be independent.

✓

•	A majority of directors are independent.

•	Following the Bank’s annual meeting, and assuming the slate of directors nominated in the Bank’s Management Proxy Circular is elected, 12 of 15, or 80% of directors will be independent.

Non-management directors must meet at regularly scheduled executive sessions without management.

✓

•	At each meeting of the Board and Board committees, time is specifically reserved for independent discussion without management present. These sessions are held at the beginning or the end of each meeting, or both, if required.

•	The Board has also approved that four special sessions be held each year without management.

There must be a nominating/corporate governance committee composed entirely of independent directors.

✓

•	The Corporate Governance Committee also acts as the nominating committee for the Bank.

•	The Corporate Governance Committee will be composed entirely of independent directors, following the Annual Meeting of Shareholders in March 2004.

The nominating/corporate governance committee must have a written charter that addresses: (i) the committee’s purpose and responsibilities; and (ii) an annual performance evaluation.

✓

•	The duties and responsibilities of the Corporate Governance Committee are described on page 127 and a copy of the committee’s charter may be found on the Bank’s website in the Corporate Governance section.

•	The committee’s performance is evaluated annually.

There must be a compensation committee composed entirely of independent directors.

✓

•	The Human Resources Committee acts as the compensation committee for the Bank.

•	The Human Resources Committee will be composed entirely of independent directors, following the Annual Meeting of Shareholders in March 2004.

The compensation committee must have a written charter that addresses: (i) the committee’s purpose and responsibilities; and (ii) an annual performance evaluation.

✓

•	The duties and responsibilities of the Human Resources Committee are described on page 127, and a copy of the committee’s charter may be found on the Bank’s website in the Corporate Governance section.

•	The committee’s performance is evaluated annually.

The audit committee must have a minimum of three members all of whom must be independent.

✓

•	The Audit Committee currently has six members, all of whom are independent under the NYSE Corporate Governance rules and under the rules of the United States Securities Exchange Act.

The audit committee must have a written charter that addresses: (i) the committee’s purpose and responsibilities; and (ii) an annual performance evaluation.

✓

•	The duties and responsibilities of the Audit Committee are described on page 127, and a copy of the committee’s charter may be found on the Bank’s website in the Corporate Governance section.

•	The committee’s performance is evaluated annually.

The Bank must have an internal audit function.

✓

•	The Bank has an internal audit department that oversees the integrity of internal processes and controls.

The Bank must adopt and disclose corporate governance guidelines.

✓

•	The Bank has adopted corporate governance guidelines. The Bank’s Corporate Governance Policies may be found on the Bank’s website in the Corporate Governance section, and are available in print to any shareholder upon written request to the Secretary of the Bank.

The Bank must adopt and disclose a code of business conduct and ethics.

✓

•	The Scotiabank Guidelines for Business Conduct serve as the Bank’s code of ethics. They have been in place for many years. The Guidelines for Business Conduct apply to all directors, officers and employees of the Bank.

•	The Bank’s Guidelines For Business Conduct may be found on the Bank’s website in the Corporate Governance section and are available in print to any shareholder upon written request to the Secretary of the Bank.

•	Amendments to the Scotiabank Guidelines for Business Conduct and waivers, if any, for directors and executive officers will be disclosed on the Bank’s website.

128	2003 Scotiabank Annual Report

Corporate Governance — Sarbanes-Oxley Act

SARBANES-OXLEY
ACT AND
RELATED
UNITED STATES
REQUIREMENTS

DOES
THE
BANK
ALIGN?

GOVERNANCE PROCEDURES FOR THE BANK OF NOVA SCOTIA

The CEO and CFO must certify, among other things, that the financial statements contained in the Bank’s annual report filed with the SEC fairly present the financial condition and results of operations of the Bank.

✓

•	The Bank prepares and files annually the required CEO and CFO certifications.

•	The Bank has formal due diligence and other procedures designed to ensure that all material financial information is included in its financial statements.

The CEO and CFO must certify, among other things, that the Bank’s annual report filed with the SEC: (i) does not contain an untrue statement of material fact; and (ii) that the financial information in its annual filing fairly presents the financial condition of the Bank.

✓

•	The Bank prepares and files the required CEO and CFO certifications.

•	The Bank has formal due diligence and other procedures designed to ensure that all material financial information is included in its annual report filed with the SEC.

The Bank must disclose the CEO and CFO’s (i) conclusions on the effectiveness of the Bank’s disclosure controls and procedures; and (ii) any changes to internal controls which might have a material impact on internal controls.

✓

•	As part of the certification process relating to the annual report filed with the SEC, including the Consolidated Financial Statements, the CEO and CFO certify that they are satisfied with the effectiveness of the Bank’s disclosure controls and procedures.

•	In fiscal 2003, there were no changes to internal controls that might have a material impact on internal controls.

The Bank must have disclosure controls and procedures to ensure that all material information flows to those persons responsible for the Bank’s public disclosures.

✓

•	The Bank has disclosure controls and procedures designed to ensure all material information is accumulated and communicated to senior executives of the Bank and to the Bank’s Disclosure Committee.

The Bank must have a written code of ethics and conduct applicable to senior financial officers and the CEO, and must disclose any waivers of the code.

✓

•	The Scotiabank Guidelines for Business Conduct serve as the Bank’s code of ethics. They have been in place for many years. The Guidelines for Business Conduct apply to all directors, officers and employees of the Bank.

•	The Bank’s Guidelines for Business Conduct may be found on the Bank’s website in the Corporate Governance section.

•	Amendments to the Scotiabank Guidelines for Business Conduct and waivers, if any, for directors and executive officers will be disclosed on the Bank’s website. There were no waivers granted in 2003.

The Bank must disclose the identity of the financial expert on the Audit Committee.

✓

•	All of the members of the Audit Committee are financially literate, and one or more members of the Audit Committee meet the definition of a financial expert.

•	The Board has determined that Mr. Ronald A. Brenneman is an audit committee financial expert.

The Audit Committee must establish policies and procedures for pre-approval of audit and permitted non-audit services.

✓

•	The Audit Committee has established policies and procedures for pre-approval of audit and permitted non-audit services.

The Bank must have in place procedures for the treatment of complaints regarding, and for the submission by employees of complaints relating to, accounting and auditing matters.

✓

•	The Bank has adopted a Policy for Raising Accounting, Internal Accounting Control, or Auditing Matter Concerns. This policy contains procedures for the receipt and treatment of complaints regarding accounting, internal accounting controls and auditing matters and for the confidential, anonymous submission by employees of concerns relating to such matters.

The Bank must have a process in place to protect employees who have provided information or assisted in an investigation of securities fraud or related crimes.

✓

•	The Bank has adopted a Policy for Raising Accounting, Internal Accounting Control, or Auditing Matter Concerns to protect employees wishing to raise such an issue.

The Bank must restrict lending to any of its directors or executive officers.

✓

•	The Bank has adopted lending guidelines related to directors and executive officers that comply with the requirements of the Sarbanes-Oxley Act.

2003 Scotiabank Annual Report	129

Corporate Governance

Director Independence Standards

A majority of the Bank’s directors are independent, as required by recently adopted NYSE listed company corporate governance rules. To be considered independent under these rules, the Board must determine that a director has no direct or indirect material relationship with the Bank, other than as a director. The rules permit the Board to adopt categorical standards in making its independence determinations. The standards adopted by the Board are reproduced below. In applying these standards, the Board broadly considers all relevant facts and circumstances.

1.	A director will not be independent if:

•	the director is employed by the Bank, or an immediate family member of the director is an executive officer of the Bank, until three years after the end of the employment relationship;

•	the director receives, or an immediate family member of the director receives (except for service as a non-executive employee), more than US$100,000 per year in direct compensation from the Bank, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), until three years after he or she ceases to receive more than US$100,000 per year in such compensation;

•	the director is employed by or affiliated with, or an immediate family member of the director is employed in a professional capacity by or affiliated with, the Bank’s present or former internal or external auditor, until three years after the end of the employment, affiliation or auditing relationship;

•	the director, or an immediate family member of the director, is employed as an executive officer of another company where any of the Bank’s present executives serve on that company’s compensation committee, until three years after the end of the service or employment relationship;

•	the director is an executive officer or an employee, or an immediate family member of the director is currently an executive officer, of another company that makes payments to, or receives payments from, the Bank for property or services in an amount which, in any single fiscal year, exceeds the greater of US$1 million or 2% of such other company’s consolidated gross revenues, until three years after falling below this threshold, (with the exception that a “company” for this purpose shall not include a charitable organization); or

•	The director is: (i) “affiliated” with the Bank as that term is used in the Affiliated Persons (Banks) Regulations made under the Bank Act (Canada); or (ii) “related” to the Bank under the TSX Guidelines for Corporate Governance.

2.	In addition to satisfying the independence standards set forth above, members of the audit committee must satisfy the following additional independence requirements:

•	An audit committee member may not accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Bank or any subsidiary, other than compensation in his or her capacity as a member of the Board or any committee or any fixed amount of compensation under a retirement plan (including deferred compensation) for prior service with the Bank (provided such compensation is not contingent in any way on continued service);

•	An audit committee member may not be an “affiliated” person of the Bank or any subsidiary, as defined in applicable Canadian and U.S. securities laws.

     The Board will annually review the commercial and charitable relationships of directors. Whether directors meet these categorical independence standards will be reviewed and will be made public annually prior to their standing for re-election to the Board. For relationships not covered by the standards in section 1 above, the determination of whether the relationship is material, and therefore whether the director would be independent, will be made by the directors who satisfy those standards. The Bank will disclose the basis for any Board determination that a relationship is immaterial despite the fact that it does not meet the categorical standards set forth above.

     On January 13, 2004, the Board of Directors determined that 12 of 15 nominees proposed for election as directors are independent under the above standards. The following directors are not independent: Mr. John T. Mayberry, Mr. Gerald W. Schwartz and Mr. Richard E. Waugh. Directors who do not meet the independence standards also make valuable contributions to the Board and the Bank by reason of their experience and knowledge.

130	2003 Scotiabank Annual Report

Glossary

Glossary

ALLOWANCE FOR CREDIT LOSSES: An allowance set aside which, in management’s opinion, is adequate to absorb all credit-related losses from on and off-balance sheet items. It includes specific, country risk and general allowances.

ASSETS UNDER ADMINISTRATION AND MANAGEMENT: Assets owned by customers, for which the Bank provides management and custodial services. These assets are not reported on the Bank’s consolidated balance sheet.

BANKERS’ ACCEPTANCES (BAs): Negotiable, short-term debt securities, guaranteed for a fee by the issuer’s bank.

BASIS POINT: A unit of measure defined as one-hundredth of one per cent.

CAPITAL: Consists of common shareholders’ equity, preferred shareholders’ equity and subordinated debentures. It can support asset growth, provide against loan losses and protect depositors.

COUNTRY RISK ALLOWANCE: Funds set aside initially in 1987-89 to cover potential losses on exposure to a designated group of emerging market countries determined by OSFI.

DERIVATIVE PRODUCTS: Financial contracts whose value is derived from an underlying price, interest rate, exchange rate or price index. Forwards, options and swaps are all derivative instruments.

DESIGNATED EMERGING MARKETS (DEM): Countries against whose loans and securities OSFI has required banks to set aside a country risk allowance.

FOREIGN CURRENCY TRANSLATION GAIN/LOSS: The unrealized gain or loss recorded when foreign currency assets and liabilities are translated into Canadian dollars at a balance sheet date, when exchange rates differ from those of the previous balance sheet date.

FOREIGN EXCHANGE CONTRACTS: Commitments to buy or sell a specified amount of foreign currency on a set date and at a predetermined rate of exchange.

FORWARD RATE AGREEMENT (FRA): A contract between two parties, whereby a designated interest rate, applied to a notional principal amount, is locked in for a specified period of time. The difference between the contracted rate and prevailing market rate is paid in cash on the settlement date. These agreements are used to protect against, or take advantage of, future interest rate movements.

FUTURES: Commitments to buy or sell designated amounts of commodities, securities or currencies on a specified date at a predetermined price. Futures are traded on recognized exchanges. Gains and losses on these contracts are settled daily, based on closing market prices.

GENERAL ALLOWANCE: Established by the Bank to recognize credit losses which have occurred as at the balance sheet date, but have not yet been specifically identified on an individual item-by-item basis.

HEDGING: Protecting against price, interest rate or foreign exchange exposures by taking positions that are expected to react to market conditions in an offsetting manner.

IMPAIRED LOANS: Loans on which the Bank no longer has reasonable assurance as to the timely collection of interest and principal, or where a contractual payment is past due a prescribed period. Interest is not accrued on impaired loans.

MARKED-TO-MARKET: The valuation of securities and off-balance sheet instruments, such as interest and exchange rate contracts, held for trading purposes, at market prices as of the balance sheet date. The difference between market and book value is recorded as a gain or loss to income.

MIDDLE OFFICE: The independent middle office plays a key role in risk management and measurement. It reviews trading models and valuations; develops and performs stress tests, sensitivity analysis and VAR calculations; reviews profit and loss performance; and participates in new product development.

NET INTEREST MARGIN: Net interest income, on a taxable equivalent basis, expressed as a percentage of average total assets.

NOTIONAL PRINCIPAL AMOUNTS: The contract or principal amounts used to determine payments for certain off-balance sheet instruments, such as FRAs, interest rate swaps and cross-currency swaps. The amounts are termed “notional” because they are not usually exchanged themselves, serving only as the basis for calculating amounts that do change hands.

OFF-BALANCE SHEET INSTRUMENTS: These are indirect credit commitments, including undrawn commitments to extend credit and derivative instruments.

OPTIONS: Contracts between buyer and seller giving the buyer of the option the right, but not the obligation, to buy (call), or sell (put) a specified commodity, financial instrument or currency at a set price or rate on or before a specified future date.

OSFI: The Office of the Superintendent of Financial Institutions Canada, the regulator of Canadian banks.

PRODUCTIVITY RATIO: Measures the efficiency with which the Bank incurs expenses to generate revenue. It expresses non-interest expenses as a percentage of the sum of net interest income on a taxable equivalent basis and other income. A lower ratio indicates improved productivity.

REPOS: Repos is short for “obligations related to assets sold under repurchase agreements” – a short-term transaction where the Bank sells assets, normally government bonds, to a client and simultaneously agrees to repurchase them on a specified date and at a specified price. It is a form of short-term funding.

RETURN ON EQUITY (ROE): Net income, less preferred share dividends, expressed as a percentage of average common shareholders’ equity.

REVERSE REPOS: Short for “assets purchased under resale agreements” – a short-term transaction where the Bank purchases assets, normally government bonds, from a client and simultaneously agrees to resell them on a specified date and at a specified price. It is a form of short-term collateralized lending.

RISK-WEIGHTED ASSETS: Calculated using weights based on the degree of credit risk for each class of counterparty. Off-balance sheet instruments are converted to balance sheet equivalents, using specified conversion factors, before the appropriate risk weights are applied.

SECURITIZATION: The process by which financial assets (typically loans) are transferred to a trust, which normally issues a series of different classes of asset-backed securities to investors to fund the purchase of loans. The Bank normally accounts for these transfers as a sale, provided certain conditions are met, and accordingly, the loans are removed from the consolidated balance sheet.

STANDBY LETTERS OF CREDIT AND LETTERS OF GUARANTEE: Assurances given by the Bank that it will make payments on behalf of clients to third parties. The Bank has recourse against its clients for any such advanced funds.

SWAPS: Interest rate swaps are agreements to exchange streams of interest payments, typically one at a floating rate, the other at a fixed rate, over a specified period of time, based on notional principal amounts. Cross-currency swaps are agreements to exchange payments in different currencies over predetermined periods of time.

TAXABLE EQUIVALENT BASIS (TEB): The grossing up of tax-exempt income earned on certain securities to an equivalent before-tax basis. This ensures uniform measurement and comparison of net interest income arising from both taxable and tax-exempt sources.

TIER 1, TOTAL CAPITAL RATIOS: These are ratios of capital to risk-weighted assets, as stipulated by OSFI, based on guidelines developed under the auspices of the Bank for International Settlements (BIS). Tier 1 capital, the more permanent, consists primarily of common shareholders’ equity, non-controlling interest in subsidiaries plus non-cumulative preferred shares, less unamortized goodwill and ineligible intangible assets. Tier 2 capital consists mainly of subordinated debentures and the eligible general allowance. Together, Tier 1 and Tier 2 capital less certain deductions comprise total capital.

VALUE AT RISK (VAR): VAR is an estimate of the potential loss of value that might result from holding a position for a specified period of time, with a given level of statistical confidence.

2003 Scotiabank Annual Report	131

Shareholder Information

Annual Meeting

Shareholders are invited to attend the 172nd Annual Meeting of Holders of Common Shares, to be held on March 2, 2004, at the Metro Toronto Convention Centre, John W.H. Bassett Theatre, North Building, 255 Front Street West, Toronto, Ontario, Canada, beginning at 10:00 a.m. (Eastern Standard Time).

Shareholdings and Dividends

Information regarding your shareholdings and dividends may be obtained by contacting the Transfer Agent.

Direct Deposit Service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the Transfer Agent.

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

     As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank.

     For more information on participation in the plan, please contact the Transfer Agent.

Listing of Shares

Common shares of the Bank are listed for trading on the Toronto, New York and London stock exchanges.

     Series 11 and 12 preferred shares of the Bank are listed on the Toronto Stock Exchange.

Stock Symbols

STOCK	TICKER SYMBOL	CUSIP NO.

Common shares	BNS	064149 10 7
Series 11, Preferred	BNS.PR.I	064149 84 2
Series 12, Preferred	BNS.PR.J	064149 81 8

Dividend Dates for 2004

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

RECORD DATE	PAYMENT DATE

January 6	January 28
April 6	April 28
July 6	July 28
October 5	October 27

Quarterly Earnings Reporting

For 2004, Scotiabank’s quarterly earnings are anticipated to be announced March 2, June 1, August 31 and November 30.

Future Annual Meeting

The Annual Meeting for the year 2005 is scheduled for Tuesday, March 1, in Halifax, Nova Scotia, at 10:00 a.m. (Atlantic Time).

Valuation Day Price

For Canadian income tax purposes, The Bank of Nova Scotia’s common stock was quoted at $31.13 per share on Valuation Day, December 22, 1971. This is equivalent to $2.594 after adjustment for the two-for-one stock split in 1976, the three-for-one stock split in 1984 and the two-for-one stock split in 1998.

Duplicated Communication

Some registered holders of The Bank of Nova Scotia shares might receive more than one copy of shareholder mailings, such as this annual report. Every effort is made to avoid duplication; however, if you are registered with different names and/or addresses, multiple mailings may result.

     If you receive, but do not require, more than one mailing for the same ownership, please contact the Transfer Agent to combine the accounts.

Credit Ratings

SENIOR LONG-TERM DEBT

DBRS	AA(low)
FITCH	AA–
Moody’s	Aa3
Standard & Poor’s	A+

NON-CUMULATIVE PREFERRED SHARES

DBRS	Pfd-1(low)n

COMMERCIAL PAPER

DBRS	R-1(middle)
Moody’s	P-1
Standard & Poor’s	A-1

132	2003 Scotiabank Annual Report

Corporate Headquarters

Scotiabank
Scotia Plaza
44 King Street West
Toronto, Ontario
Canada M5H 1H1
Tel: (416) 866-6161
Fax: (416) 866-3750
E-mail: email@scotiabank.com

Shareholder Services

TRANSFER AGENT AND REGISTRAR
MAIN AGENT

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario
Canada M5J 2Y1
Tel: (416) 981-9633; 1-800-564-6253
Fax: (416) 263-9394; 1-888-453-0330
E-mail: caregistryinfo@computershare.com

CO-TRANSFER AGENT (U.S.A.)

Computershare Trust Company, Inc.
350 Indiana Street
Golden, Colorado 80401
U.S.A.
Tel: 1-800-962-4284

CO-TRANSFER AGENT (UNITED KINGDOM)

Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bedminster Down
Bristol BS99 7NH
United Kingdom
Tel: +44 870 702 0003
Fax: +44 870 703 6101

SECRETARY'S DEPARTMENT

Scotiabank
44 King Street West
Toronto, Ontario
Canada M5H 1H1
Tel: (416) 866-4790
Fax: (416) 866-5090
E-mail: corporate.secretary@scotiabank.com

FINANCIAL ANALYSTS, PORTFOLIO MANAGERS AND OTHER INSTITUTIONAL INVESTORS

Tel: (416) 866-5982
Fax: (416) 866-7867
E-mail: investor.relations@scotiabank.com

For further information

PUBLIC AND CORPORATE AFFAIRS

Scotiabank
44 King Street West
Toronto, Ontario
Canada M5H 1H1
Tel: (416) 866-3925
Fax: (416) 866-4988
E-mail: corpaff@scotiabank.com

CUSTOMER SERVICE CENTRE

1-800-4-SCOTIA

Online

For product, corporate, financial and shareholder information:
www.scotiabank.com and
www.scotiacapital.com

Scotiabank™

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